SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of NOVEMBER 2002

HIGHWOOD RESOURCES LTD.

Suite 715, 734 – 7th Avenue SW
Calgary, Alberta Canada T2P 3P8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGHWOOD
RESOURCES LTD.

Stefan M. Michalewicz
Manager, Corporate Reporting

Dated: 08 November 2002

HIGHWOOD RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES

AND

NOTICE OF APPLICATION AND MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

A PLAN OF ARRANGEMENT INVOLVING

HIGHWOOD RESOURCES LTD.
2016507 ONTARIO LTD.
2016964 ONTARIO LIMITED
AND
HIGHWOOD SHAREHOLDERS

UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO)

TO BE HELD ON NOVEMBER 26, 2002

Circular Dated October 25, 2002

These documents require your immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your legal or other professional advisor.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
GLOSSARY OF GENERAL TERMS
GLOSSARY OF GEOLOGICAL, TECHNICAL AND MINERAL TERMS
SUMMARY INFORMATION
The Meeting
Background to the Arrangement
Effect of the Arrangement
Details of the Arrangement and Arrangement Steps
Procedure for Exchange of Highwood Share Certificates and Election Deadline
Valuation Report and Fairness Opinion
Reasons for and Recommendation of the Independent Committee and the Board of Directors of Highwood
Approval of Shareholders Required for the Arrangement
Court Approval and Completion of Arrangement
Dissent Rights
Conditions to Closing
Termination
Regulatory Matters
Stock Exchange Listing Approvals
Certain Federal Income Tax Considerations
Business of Highwood
Business of ThorNewco
INFORMATION CIRCULAR
Introduction
Solicitation of Proxies
Appointment and Revocation of Proxies
Signature of Proxy
Advice to Non-Registered Shareholders
Voting of Proxies
Exercise of Discretion of Proxy
Voting Securities and Principal Holders Thereof
Procedure and Votes Required
General
Currency and Exchange Rates
Forward-looking Statements
Information for United States Shareholders
THE ARRANGEMENT
Background to and Reasons for the Arrangement
Effect of the Arrangement
Details of the Arrangement and Arrangement Steps
Procedure for Exchange of Highwood Share Certificates and Election Deadline
Arrangement Agreement
Establishment of the Independent Committee
Valuation Report and Fairness Opinion
Valuation Report
Fairness Opinion
Ontario Securities Commission Rule 61-501 and Quebec Securities Commission Policy Q-27
Reasons for Recommendation of the Independent Committee and the Board of Directors
Qualifications for Trading of ThorNewco Common Shares
Stock Exchange Listings
Procedure for the Arrangement Becoming Effective
Conditions Precedent to the Arrangement
Arrangement Resolution
Termination
Timing
Canadian Federal Income Tax Considerations
Rights of Dissent
Interests of Certain Persons in the Arrangement
Expenses of the Arrangement
Legal Matters
INFORMATION CONCERNING 2016507 ONTARIO LTD. (“THORNEWCO”)
INFORMATION CONCERNING HIGHWOOD
OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING
APPROVAL OF THE THORNEWCO STOCK OPTION PLAN
APPROVAL OF THORNEWCO SHAREHOLDER RIGHTS PLAN
Purpose of Rights Plan
Description of Rights Plan
CERTIFICATE
APPENDIX A — DETAILED INFORMATION CONCERNING 2016507 ONTARIO LTD. (“THORNEWCO”)
GENERAL CORPORATE INFORMATION
GENERAL DEVELOPMENT OF THE BUSINESS OF THORNEWCO
PROPERTY DESCRIPTION AND LOCATION
Thor Lake Property, Northwest Territories, Canada
Elk Lake Property, Northwest Territories, Canada
Mikwam Gold Property, northeastern Ontario, northwestern Quebec
Yellow Giant Property, British Columbia
FUTURE BUSINESS ACTIVITIES OF THORNEWCO
SELECTED CONSOLIDATED FINANCIAL INFORMATION
PRINCIPAL SHAREHOLDERS
DIRECTORS
Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions
STOCK OPTIONS
ESCROWED SECURITIES
LONG TERM INCENTIVE PLANS
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
CONFLICTS OF INTEREST
DESCRIPTION OF SHARE CAPITAL
CAPITALIZATION
PRIOR SALES
MATERIAL CONTRACTS
DIVIDEND POLICY
LEGAL PROCEEDINGS
RISK FACTORS
Limited Operating History
Requirement for Additional Capital
Risks Associated with Reserve Estimates
Risks Associated with Exploration and Mining Activities
Dependence on Key Personnel
Conflicts of Interest
Dividends
AUDITOR, REGISTRAR AND TRANSFER AGENT
APPENDIX B — DETAILED INFORMATION CONCERNING HIGHWOOD RESOURCES LTD.
GENERAL CORPORATE INFORMATION
GENERAL DEVELOPMENT OF THE BUSINESS OF HIGHWOOD
NARRATIVE DESCRIPTION OF THE BUSINESS OF HIGHWOOD
Overview
Development of Business
Property Description and Location
Business Trends
STATEMENTS OF (LOSS) EARNINGS AND RETAINED EARNINGS
CONSOLIDATED BALANCE SHEETS
QUARTERLY FINANCIAL INFORMATION
MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL POSITION
Results of Operations — Six Months ended June 30, 2002
Results of Operations — Year ended December 31, 2001
Results from Operations — Year ended December 31, 2000
Liquidity and Capital Resources
Dividends
Risk and Uncertainties
PRINCIPAL SHAREHOLDERS
RELATIONSHIP BETWEEN DYNATEC AND HIGHWOOD
DIRECTORS AND OFFICERS
MANAGEMENT AND KEY PERSONNEL
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Summary Compensation Table
Stock Options
Escrowed Securities
Compensation of Directors
Directors’ and Officers’ Insurance
Long-Term Incentive Plans — Awards in Most Recently Completed fiscal year
Stock Option and SAR re-pricing
Employment Contracts
Management Contracts
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS AND RELATED PARTY TRANSACTIONS
Indebtedness of Directors and Officers
DESCRIPTION OF SHARE CAPITAL
Common Shares
CAPITALIZATION
PRIOR SALES OF SECURITIES
DIVIDEND RECORD AND POLICY
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES
MATERIAL CONTRACTS
LEGAL PROCEEDINGS
LEGAL MATTERS
AUDITOR, REGISTRAR AND TRANSFER AGENT
EXPERTS
CONFLICTS OF INTEREST
Schedule 1 Arrangement Resolution
SCHEDULE 2 ARRANGEMENT AGREEMENT
Schedule 3 INTENTIONALLY OMITTED
Schedule 4 INTENTIONALLY OMITTED
Schedule 5 Stock Option Plan of 2016507 Ontario Ltd.
Schedule 6 Rights Plan of ThorNewco
Schedule 7 VALUATION REPORT OF NORTHERN SECURITIES INC.
Financial Statements of HIGHWOOD RESOURCES LTD. December 31, 2001 and 2000
Schedule 8 — FAIRNESS OPINION OF NORTHERN SECURITIES INC.
Schedule 9 — Section 185 of OBCA
Schedule 10
Schedule 11
Schedule 12
2016507 ONTARIO LTD. FINANCIAL STATEMENT SEPTEMBER 30, 2002
2016507 ONTARIO LTD. PRO-FORMA BALANCE SHEET (Unaudited) SEPTEMBER 30,2002

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	vii
GLOSSARY OF GENERAL TERMS	viii
GLOSSARY OF GEOLOGICAL, TECHNICAL AND MINERAL TERMS	xii
SUMMARY INFORMATION	1
The Meeting	1
Background to the Arrangement	1
Effect of the Arrangement	1
Details of the Arrangement and Arrangement Steps	2
Procedure for Exchange of Highwood Share Certificates and Election Deadline	4
Valuation Report and Fairness Opinion	4
Reasons for and Recommendation of the Independent Committee and the Board of Directors of Highwood	5
Approval of Shareholders Required for the Arrangement	5
Court Approval and Completion of Arrangement	6
Dissent Rights	6
Conditions to Closing	6
Termination	7
Regulatory Matters	8
Stock Exchange Listing Approvals	8
Certain Federal Income Tax Considerations	8
Business of Highwood	8
Business of ThorNewco	9
INFORMATION CIRCULAR	10
Introduction	10
Solicitation of Proxies	10
Appointment and Revocation of Proxies	10
Signature of Proxy	11
Advice to Non-Registered Shareholders	11
Voting of Proxies	11
Exercise of Discretion of Proxy	11
Voting Securities and Principal Holders Thereof	12
Procedure and Votes Required	12
General	13
Currency and Exchange Rates	13
Forward-looking Statements	13
Information for United States Shareholders	14
THE ARRANGEMENT	15
Background to and Reasons for the Arrangement	15
Effect of the Arrangement	16
Details of the Arrangement and Arrangement Steps	17
Procedure for Exchange of Highwood Share Certificates and Election Deadline	19
Arrangement Agreement	20
Establishment of the Independent Committee	20
Valuation Report and Fairness Opinion	20
Valuation Report	21
Fairness Opinion	23
Ontario Securities Commission Rule 61-501 and Quebec Securities Commission Policy Q-27	24
Reasons for Recommendation of the Independent Committee and the Board of Directors	24
Qualifications for Trading of ThorNewco Common Shares	25
Stock Exchange Listings	25
Procedure for the Arrangement Becoming Effective	25
Conditions Precedent to the Arrangement	27
Arrangement Resolution	28
Termination	28
Timing	28

(i)

Canadian Federal Income Tax Considerations	29
Rights of Dissent	31
Interests of Certain Persons in the Arrangement	33
Expenses of the Arrangement	33
Legal Matters	33
INFORMATION CONCERNING 2016507 ONTARIO LTD. (“THORNEWCO”)	33
INFORMATION CONCERNING HIGHWOOD	34
OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING	34
APPROVAL OF THE THORNEWCO STOCK OPTION PLAN	34
APPROVAL OF THORNEWCO SHAREHOLDER RIGHTS PLAN	35
Purpose of Rights Plan	35
Description of Rights Plan	35
CERTIFICATE	40
Appendices
APPENDIX A — DETAILED INFORMATION CONCERNING 2016507 ONTARIO LTD. (“THORNEWCO”)	1
GENERAL CORPORATE INFORMATION	1
GENERAL DEVELOPMENT OF THE BUSINESS OF THORNEWCO	1
PROPERTY DESCRIPTION AND LOCATION	1
Thor Lake Property, Northwest Territories, Canada	1
Elk Lake Property, Northwest Territories, Canada	7
Mikwam Gold Property, northeastern Ontario, northwestern Quebec	7
Yellow Giant Property, British Columbia	8
FUTURE BUSINESS ACTIVITIES OF THORNEWCO	9
SELECTED CONSOLIDATED FINANCIAL INFORMATION	10
PRINCIPAL SHAREHOLDERS	10
DIRECTORS	10
Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions	12
STOCK OPTIONS	12
ESCROWED SECURITIES	13
LONG TERM INCENTIVE PLANS	13
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	13
CONFLICTS OF INTEREST	13
DESCRIPTION OF SHARE CAPITAL	13
CAPITALIZATION	13
PRIOR SALES	14
MATERIAL CONTRACTS	14
DIVIDEND POLICY	14
LEGAL PROCEEDINGS	14
RISK FACTORS	14
Limited Operating History	14
Requirement for Additional Capital	14
Risks Associated with Reserve Estimates	15
Risks Associated with Exploration and Mining Activities	15
Dependence on Key Personnel	16
Conflicts of Interest	16
Dividends	16
AUDITOR, REGISTRAR AND TRANSFER AGENT	17
APPENDIX B — DETAILED INFORMATION CONCERNING HIGHWOOD RESOURCES LTD.	1
GENERAL CORPORATE INFORMATION	1
GENERAL DEVELOPMENT OF THE BUSINESS OF HIGHWOOD	1
NARRATIVE DESCRIPTION OF THE BUSINESS OF HIGHWOOD	2
Overview	2
Development of Business	2
Property Description and Location	5
Business Trends	13
STATEMENTS OF (LOSS) EARNINGS AND RETAINED EARNINGS	13

(ii)

CONSOLIDATED BALANCE SHEETS	14
QUARTERLY FINANCIAL INFORMATION	14
MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL POSITION	14
Results of Operations — Six Months ended June 30, 2002	14
Results of Operations — Year ended December 31, 2001	16
Results from Operations — Year ended December 31, 2000	18
Liquidity and Capital Resources	20
Dividends	22
Risk and Uncertainties	22
PRINCIPAL SHAREHOLDERS	22
RELATIONSHIP BETWEEN DYNATEC AND HIGHWOOD	23
DIRECTORS AND OFFICERS	24
MANAGEMENT AND KEY PERSONNEL	25
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS	26
Summary Compensation Table	26
Stock Options	27
Escrowed Securities	28
Compensation of Directors	28
Directors’ and Officers’ Insurance	28
Long-Term Incentive Plans — Awards in Most Recently Completed fiscal year	28
Stock Option and SAR re-pricing	28
Employment Contracts	28
Management Contracts	29
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS AND RELATED PARTY TRANSACTIONS	29
Indebtedness of Directors and Officers	30
DESCRIPTION OF SHARE CAPITAL	30
Common Shares	30
CAPITALIZATION	30
PRIOR SALES OF SECURITIES	31
DIVIDEND RECORD AND POLICY	31
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES	31
MATERIAL CONTRACTS	32
LEGAL PROCEEDINGS	33
LEGAL MATTERS	33
AUDITOR, REGISTRAR AND TRANSFER AGENT	33
EXPERTS	33
CONFLICTS OF INTEREST	33
Schedules
Schedule 1 — Arrangement Resolution
Schedule 2 — Arrangement Agreement (including the Plan of Arrangement)
Schedule 3 — [Intentionally Omitted]
Schedule 4 — [Intentionally Omitted]
Schedule 5 — Stock Option Plan of ThorNewco
Schedule 6 — Shareholders Rights Plan Agreement of ThorNewco
Schedule 7 — Valuation Report
Schedule 8 — Fairness Opinion
Schedule 9 — Section 185 of OBCA
Schedule 10 — Notice of Application — Ontario Superior Court of Justice
Schedule 11 — Interim Order of the Ontario Superior Court of Justice
Schedule 12 — Financial Statements

(iii)

HIGHWOOD RESOURCES LTD.
Suite 715, 734 – 7th Avenue S.W.
Calgary, AB
T2P 3P8

October 25, 2002

Dear Shareholder:

You are invited to attend a special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of Highwood Resources Ltd. (“Highwood”) to be held at the Niagara Room, Conference Level, Ramada Hotel Downtown, 708 8th Avenue S.W., Calgary, Alberta on November 26, 2002 at 10:00 a.m. (Calgary time).

At the Meeting, you will be asked to consider, and if thought advisable, approve a proposed plan of arrangement (the “Arrangement”) involving Highwood, 2016507 Ontario Ltd. (“ThorNewco”) and 2016964 Ontario Limited, (“Dynatec Newco”). Prior to the Meeting, you will be asked to elect the nature of the consideration to be received for your Highwood Common Shares should the Arrangement become effective. The purpose of the Arrangement is to effect a reorganization of Highwood’s current financial affairs, assets and share ownership structure in a manner that will preserve value for Highwood’s Shareholders. As a result of the Arrangement, Shareholders who receive ThorNewco Shares (as defined below) will be able to continue to participate in a junior mineral exploration and development company that owns the ThorNewco Assets (as defined below), has as its directors, an experienced team of industry professionals, approximately $1.75 million in cash and no debt. Highwood’s principal lender is requiring payment in full of all amounts owed by Highwood on or before December 31, 2002. Without a reorganization of its financial affairs, Highwood will not be able to pay the indebtedness due to its principal lender, may not be able to continue its current business operations, may be required to sell some or all of its existing assets or may become subject to involuntary liquidation, receivership proceedings or bankruptcy. Subject to receipt of regulatory and stock exchange approval, it is anticipated that the new name of ThorNewco will be Beta Minerals Inc.

The Arrangement will result, through a series of transactions, in the following:

(1)	all of Highwood’s existing interests in the Thor Lake beryllium and other rare metals property and the Elk Lake tantalum property, both located in the Northwest Territories, the Mikwam gold property located near Timmins, Ontario, and the Yellow Giant gold and base metals property located on Banks Island near Prince Rupert, British Columbia (collectively, the “ThorNewco Assets”) being transferred to ThorNewco free and clear of any encumbrances from Highwood’s principal lender or Dynatec Corporation (“Dynatec”);

(2)	Dynatec injecting $1.75 million of cash into ThorNewco;

(3)	the existing Shareholders of Highwood (other than Dynatec, Dynatec Newco and Dissenting Shareholders, if any) receiving, at their election, the following:

(a)	one common share of ThorNewco (a “ThorNewco Share”) for each Highwood Common Share (the “Share Election”); or

(b)	$0.145 in cash for each Highwood Common Share, subject to the proration procedures described below (the “Cash Election”); or

(c)	a combination of cash and ThorNewco Shares for each Highwood Common Share, subject to the proration procedures (the “Cash and Share Election”); and

(4)	Dynatec acquiring all of the issued and outstanding Highwood Common Shares and, by virtue thereof, assuming all of Highwood’s secured and unsecured indebtedness currently standing at approximately $8.3 million, and all of Highwood’s assets other than the ThorNewco Assets.

(iv)

There is a maximum of $865,990 (the “Cash Available”) to be distributed among all Highwood Shareholders. Pursuant to the proration procedures set out in the Plan of Arrangement, Shareholders electing to receive cash in respect of 25% or less of their Highwood Common Shares pursuant to a Cash and Share Election will receive cash of $0.145 per Common Share for each Highwood Common Share for which they have elected to receive cash. Shareholders electing to receive cash in respect of more than 25% of their Highwood Common Shares pursuant to a Cash Election or a Cash and Share Election will initially be allocated cash of $0.145 per Common Share for 25% of the total Common Shares held (the “Initial Cash Allocation”). Unallocated Cash Available after the Initial Cash Allocation (the “Excess Cash”), will be distributed among Shareholders who have elected to receive cash in respect of more than 25% of their Highwood Common Shares on a pro rata basis to the extent of their election or until all of the Excess Cash has been allocated. The pro rata share of the Excess Cash to be received by a Highwood Shareholder who has elected to receive cash in respect of more than 25% of his Highwood Common Shares will be determined by multiplying (1) the quotient obtained by dividing the number of Highwood Common Shares in excess of 25% of such Shareholder’s Common Shares for which such Shareholder has elected to receive cash by the aggregate number of Highwood Common Shares in excess of 25% of the total outstanding Highwood Common Shares in respect of which all Shareholders have elected to receive cash by (2) the Excess Cash. In no circumstances will a holder of Highwood Common Shares be entitled to receive more than $0.145 per Highwood Common Share held or will more than the Cash Available be distributed to all Highwood Shareholders. Where a Shareholder making a Cash Election or Cash and Share Election does not receive cash for all of his Highwood Shares so elected, the balance of consideration due to such Highwood Shareholder will be satisfied through the issuance of ThorNewco Shares.

Enclosed with this Information Circular is a Letter of Transmittal and Election Form for use by registered Shareholders that contains complete instructions on how to make your election and exchange your Highwood Common Shares. If you are not a registered shareholder but have received these materials, you must contact the registered nominee of your Common Shares for assistance in making the election and exchanging your Common Shares. In the absence of a proper election being made, a Shareholder will be deemed to have made the Share Election in respect of all of his Highwood Shares.

ThorNewco has applied to list the ThorNewco Shares to be issued pursuant to the Arrangement on the TSX-V. Listing will be subject to ThorNewco fulfilling all of the listing requirements of the TSX-V.

Following the completion of the Arrangement, ThorNewco will be a company owned by Highwood’s Shareholders in accordance with the election made by such Shareholders, subject to proration. Dynatec is providing the Cash Available and will become the indirect owner of one ThorNewco Share for every $0.145 of the Cash Available that is distributed to Highwood Shareholders. If all of the Cash Available is distributed, Dynatec will own 25% of the ThorNewco Shares. In addition, if there are Dissenting Shareholders, Dynatec will (subject to certain limitations described in detail in the Information Circular) also remain the indirect owner of the ThorNewco Shares that such Dissenting Shareholders would have received but for the exercise of their Dissent Rights. Following the Arrangement, Highwood will be a wholly owned subsidiary of Dynatec.

For the Arrangement to proceed, it must be approved by not less than 66 2/3% of the votes cast by Highwood Shareholders who attend and vote at the Meeting in person or by proxy. In addition, since the Arrangement is considered a “going private transaction” under certain Canadian securities laws, the Arrangement must be approved by a simple majority of the votes cast at the Meeting by the Highwood Shareholders, other than Dynatec, its directors and officers, and associates or affiliates, and their respective directors and officers, or any person acting jointly or in concert with the foregoing in respect of the Arrangement. The Arrangement is also subject to final approval by the Ontario Superior Court of Justice, receipt of applicable regulatory approvals and satisfaction or waiver of all conditions precedent set out in the Arrangement Agreement including receipt of TSX-V conditional listing approval of the ThorNewco Shares.

The board of directors of Highwood has established a committee of independent directors (the “Independent Committee”) to evaluate the transactions contemplated in the Arrangement. The Independent Committee retained Northern Securities Inc. (“Northern”) as an independent financial advisor to prepare a valuation report and fairness opinion. Each of these documents are included as schedules to the Information Circular. The Independent Committee, based upon its own investigations, including its consideration of the valuation report and fairness opinion of Northern, has unanimously concluded that the Arrangement is fair and is in

(v)

the best interests of Highwood and the non-Dynatec Shareholders. Accordingly, the Board of Directors (with directors related to Dynatec abstaining from voting or making any recommendation), also concluded that the Arrangement is fair to the non-Dynatec Shareholders, is in the best interests of Highwood and has approved the terms and conditions of the Arrangement, authorized the submission of the Arrangement Resolution to Highwood Shareholders for approval and recommends all Highwood Shareholders approve the Arrangement Resolution at the Meeting.

The Information Circular accompanying this letter contains a detailed description of the Arrangement, as well as detailed information regarding Highwood and ThorNewco that should help you make an informed decision. In addition to the Arrangement, Shareholders are being asked to consider and approve a Stock Option Plan and shareholders Rights Plan for ThorNewco. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your Highwood Common Shares are represented at the Meeting.

If you are a non-registered holder of Highwood Common Shares and have received these materials from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided with it. Failure to do so may result in your Highwood Common Shares not being eligible to be voted at the Meeting.

Yours very truly, Malcolm Kane President

(vi)

HIGHWOOD RESOURCES LTD.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of holders of Common Shares (the “Shareholders”) of HIGHWOOD RESOURCES LTD. (“Highwood”) will be held on Tuesday, November 26, 2002 at the Niagara Room, Conference Level, Ramada Hotel Downtown, 708 8th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) for the following purposes:

1.	To consider, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice dated October 17, 2002, and if thought advisable, to approve, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Schedule 1 to the accompanying Information Circular dated October 25, 2002 (the “Information Circular”) approving a plan of arrangement (the “Arrangement”) under the provisions of Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) all as more particularly described in the accompanying Information Circular.

2.	To consider and if thought fit, approve and adopt, with or without variation, an ordinary resolution (the “Stock Option Plan Resolution”), approving a stock option plan for ThorNewco, all as more particularly described in the Information Circular.

3.	To consider and if thought fit, approve and adopt, with or without variation, an ordinary resolution (the “Shareholders Rights Plan Resolution”), approving a shareholders Rights Plan for ThorNewco, all as more particularly described in the Information Circular.

4.	To transact such further or other business as may properly come before the meeting or any adjournment thereof.

     The Arrangement Resolution and Arrangement Agreement (which includes the Plan of Arrangement) are attached as Schedules 1 and 2 respectively to the Information Circular accompanying this Notice. The Information Circular contains additional information relating to the matters to be dealt with at the Meeting and is incorporated into and forms part of this Notice.

     DATED at Calgary, Alberta this 25th day of October, 2002

BY THE ORDER OF THE BOARD OF DIRECTORS Malcolm Kane, President

IMPORTANT

A registered shareholder who does not expect to be able to attend the Meeting in person and who wishes to ensure that his Common Shares will be voted at the Meeting is requested to complete, sign and date the enclosed form of proxy solicited by management of Highwood in accordance with the instructions set out therein. To be valid, all proxies must be deposited at the office of the transfer agent and registrar of the Highwood, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5A 4A2, by 4:30 p.m. (Toronto time) not later than 48 hours, excluding Saturdays, Sundays and holidays prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. Non-registered shareholders should carefully follow the instructions of the intermediary providing these materials on behalf of Highwood including those regarding when and where the proxy form is to be delivered. Shareholders are cautioned that the use of the mail to transmit their proxy is at each Shareholder’s risk.

The Board of Directors of Highwood has fixed the Record Date for the Meeting at the close of business on October 15, 2002 (the “Record Date”). Only Shareholders of record at the close of business on the Record Date are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the Shareholder has transferred the ownership of any of his Common Shares after the Record Date; and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than ten (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

Pursuant to the Interim Order, Shareholders have the right to dissent to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of the Common Shares in accordance with the provisions of Section 185 of the OBCA, as modified by the Interim Order. A Shareholder’s right to dissent is more particularly described in the accompanying Information Circular. Failure to strictly comply with the requirements set forth in Section 185 of the OBCA, as modified by the Interim Order, may result in the loss of any right of dissent.

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GLOSSARY OF GENERAL TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof.

“Affiliate” or “Associate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

“Allan Report” means that technical report entitled “Independent Technical Review of the Thor Lake Property of Highwood Resources Ltd. (except Lease 3178) and the Yellow Giant property of Trader Mines Ltd. (a wholly owned subsidiary of Highwood Resources Ltd.)” dated September 23, 2002 (revised October 20, 2002), prepared by James F. Allan, P.Eng. and J.F. Allan Mineral Consultants Ltd.;

“Amalco” means the wholly owned subsidiary of Dynatec resulting from the amalgamation of Highwood and Dynatec Newco pursuant to the Arrangement;

“Amalco Common Shares” means common shares in the capital of Amalco;

“Amalco Class A Preferred Shares” means the redeemable preferred class A shares of Amalco to be issued to the holders of Common Shares under the Arrangement having substantially the terms summarized in Appendix B of the Plan and which shares, upon redemption, will be exchanged for ThorNewco Shares;

“Amalco Class B Preferred Shares” means the redeemable preferred class B shares of Amalco to be issued to the holders of Common Shares under the Arrangement having substantially the terms summarized in Appendix C of the Plan and which shares will be redeemed by Amalco for $0.145 per share;

“Applicable Laws” means applicable corporate and securities laws and rules of applicable stock exchanges;

“Arrangement” means the proposed arrangement, under the provisions of section 182 of the OBCA, on the terms and conditions set forth in the Plan;

“Arrangement Agreement” means the arrangement agreement dated October 25, 2002, among Highwood, Dynatec, Dynatec Newco and ThorNewco relating to the Arrangement, a copy of which agreement is attached as Schedule 2 to this Information Circular;

“Arrangement Resolution” means the special resolution in respect of the Arrangement, substantially in the form attached as Schedule 1 to this Information Circular, to be voted upon by Shareholders at the Meeting;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director under subsection 183(1) of the OBCA after the Final Order has been made giving effect to the Arrangement;

“BLG” means Borden Ladner Gervais, LLP;

“board of directors” means the board of directors of Highwood;

“business day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto, in the Province of Ontario, for the transaction of banking business;

“Cash and Share Election” means an election by a Public Shareholder to receive a combination of cash and ThorNewco Shares for his Highwood Common Shares pursuant to the terms of the Arrangement;

“Cash Available” means a maximum of $865,990 to be distributed among Public Shareholders who make a Cash Election or Cash and Share Election pursuant to the terms of the Arrangement;

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“Cash Election” means an election by a Public Shareholder to receive cash for his Highwood Common Shares pursuant to the terms of the Arrangement;

“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director, pursuant to subsection 183(1) of the OBCA giving effect to the Arrangement;

“CIM Standards” means the CIM Standards on Mineral Resources and Reserves Definition and Guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000, as amended;

“Closing” means the completion of the transactions contemplated in the Arrangement Agreement;

“control” means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

“Court” means the Ontario Superior Court of Justice;

“Depositary” means Computershare Trust Company of Canada;

“Director” means the Director duly appointed under the OBCA;

“Dissent Rights” means to the right of a Shareholder pursuant to section 185 of the OBCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 185 of the OBCA and the Interim Order;

“Dissenting Shareholder” means registered holders of Common Shares who validly exercise their Dissent Rights;

“Dynatec” means Dynatec Corporation, a corporation incorporated pursuant to the Canada Business Corporations Act;

“Dynatec Newco” means 2016964 Ontario Limited, a company incorporated pursuant to the OBCA, and a wholly owned subsidiary of Dynatec;

“Dynatec Newco Common Shares” means the common shares in the capital of Dynatec Newco;

“Effective Date” means the date set forth in the certificate of arrangement issued by the Director under the provisions of the OBCA giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Election Date” means unless otherwise agreed to between Highwood, Dynatec Newco and ThorNewco, November 25, 2002;

“Election Deadline” means 4:30 p.m. local time on the Election Date;

“Excess Cash” means the unallocated Cash Available after giving effect to the Initial Cash Allocation;

“Fairness Opinion” means the fairness opinion of Northern dated October 25, 2002 to the Independent Committee, a copy of which is attached as Schedule 8 to this Information Circular;

“Final Order” means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 182(5) of the OBCA;

“Highwood Common Shares” or “Common Shares” means common shares in the capital of Highwood;

(ix)

“Highwood Shareholder” or “Shareholder” means a registered holder of Highwood Common Shares immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Highwood Common Shares duly endorsed for transfer to such person;

“Income Tax Act” or “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1. (5th Supp), as amended, including the regulations promulgated thereunder;

“Independent Committee” means the independent committee of the board of directors, comprised of four (4) directors, established to review the Valuation Report, the Fairness Opinion and the Arrangement and make recommendations in respect thereof to the Highwood board of directors;

“Information Circular” means this management information circular dated October 25, 2002, together with all appendices and schedules hereto and which is being distributed by Highwood to its Shareholders in connection with the Meeting;

“Initial Cash Allocation” means the initial allocation of Available Cash to Public Shareholders who make a Cash Election or a Cash and Share Election;

“Interim Order” means the Interim Order of the Court dated October 17, 2002 under subsection 182(5) of the OBCA containing declarations and directions with respect to the Arrangement and the Meeting, a copy of which order is attached as Schedule 11 to this Information Circular;

“Jensen Report” means a report entitled “Technical Review of the Mikwam Joint Venture Project, Burntbush River Area, NTSS 32E/05 and 32E/12; Noseworthy Township, Larder Lake Mining Division, Ontario, Canada; and Dieppe Township, Quebec, Canada” dated September 30, 2002 prepared by Kian A. Jensen, B.Sc., P.Geo. of K.A. Jensen & Associates Ltd.”

“LeCouteur Report” means the geological report entitled “Geological Report on the Lake Zone, Thor Lake Property, Great Slave Lake, Northwest Territories — Mining Lease NO. 3178, MacKenzie Mining District” dated September 20, 2002 (revised October 23, 2002) prepared by Peter C. LeCouteur, Ph.D. (UBC), P.Eng. (BC);

“Letter of Transmittal and Election Form” means the letter of transmittal and election form enclosed with this Information Circular for use by registered Highwood Shareholders which, when duly completed and delivered with a certificate or certificates representing Highwood Common Shares, will enable Highwood Shareholders to exchange such certificates for the consideration to be received pursuant to the Arrangement;

“MacFarlane Report” means that technical report entitled “Technical Review of Canada Talc Division Operations” dated September 27, 2002 prepared by G.R. MacFarlane and Associates;

“Meeting” means the special meeting of Shareholders to be held on November 26, 2002 and any adjournment(s) thereof to consider and to vote on, among other things, the Arrangement Resolution;

“Mineral Properties” or “Properties” means the working, royalty or other interests of Highwood in any rights, tangibles and miscellaneous interests, including the ThorNewco Assets;

“MINMET” means Guizhou Provincial Metals and Mineral I/E Corporation, Highwood’s joint venture partner in Sino-Can Micronized Products Co. Ltd.;

“MMCL” means Mountain Minerals Co. Ltd.;

“Navigator” means Navigator Exploration Corp., the holder of the Navigator Option;

“Navigator Option” is an option granted by Highwood to Navigator over the Lake Zone portion of the Thor Lake property. See “Appendix B — Thor Lake Property — Property Description and Location”;

(x)

“NI 43-101” means National Instrument 43-101 — Standards for Disclosure for Mineral Projects of the Canadian Securities Administrators;

“Non-Resident” means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

“Northern” means Northern Securities Inc., the author of the Valuation Report and the Fairness Opinion;.

“Notice of Application” means the Notice of Application by Highwood to the Court for the Final Order, a copy of which accompanies this Information Circular;

“Notice of Meeting” means the Notice of Special Meeting of Highwood Shareholders, a copy of which is appended as Schedule 10 to this Information Circular;

“OBCA” means the Business Corporations Act (Ontario), R.S.O. 1990, Chapter B.16, as amended;

“OTCBB” means the Over the Counter Bulletin Board;

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Plan” means the plan of arrangement attached as Exhibit 1 to Schedule 2 to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

“Policies” means Ontario Securities Commission Rule 61-501 and Companion Policy 61-501CP and Quebec Securities Commission Policy Statement Q-27;

“Public Shares” means the Common Shares of Highwood held by all Persons other than Dynatec, Dynatec Newco and their respective officers, directors, associates or affiliates or persons acting jointly or in concert therewith;

“Public Shareholders” means all of the Highwood Shareholders other than Dynatec, Dynatec Newco and their respective officers, directors, associates or affiliates or persons acting jointly or in concert therewith;

“Record Date” means the close of business on October 15, 2002;

“Regulation S” means Regulation S under the 1933 Act;

“Rights Plan” means the shareholders rights plan of ThorNewco to be adopted and approved at the Meeting, a copy of which is attached as Schedule 6 to this Information Circular;

“RMA” means Rare Metal Alloys Inc., a wholly owned subsidiary of Highwood;

“Share Election” means an election by a Public Shareholder to receive ThorNewco Shares for his Highwood Shares pursuant to the terms of the Arrangement;

“Sino-Can” means Sino-Can Micronized Products Co. Ltd., a Chinese joint venture in which Highwood holds an interest;

“Subsidiary” means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

“Tax Act” means the Income Tax Act (Canada);

(xi)

“Termination Date” means December 15, 2002 or such other date as may be mutually agreed to by all parties to the Arrangement;

“ThorNewco” means 2016507 Ontario Ltd., a corporation incorporated pursuant to the OBCA and presently a wholly owned subsidiary of Highwood;

“ThorNewco Assets” mean all of Highwood’s existing interests in the Thor Lake beryllium and other rare metals property, the Elk Lake tantalum property, both located in the Northwest Territories, Canada, the Mikwam gold property located near Timmins, Ontario, Canada, and the Yellow Giant gold and base metal property located on Banks Island near Prince Rupert, B.C., Canada, which assets are set out in Appendix A to the Plan;

“ThorNewco Shares” means the common shares in the capital of ThorNewco;

“ThorNewco Stock Option Plan” means the stock option plan of ThorNewco to be approved at the Meeting, a copy of which is attached as Schedule 5 to this Information Circular;

“$000s” means thousands of dollars;

“TSX” means the Toronto Stock Exchange Inc.;

“TSX-V” means the TSX Venture Exchange;

“United States” or “U.S.” means the United States of America;

“U.S. Person” means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

“U.S. Shareholder” means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

“Valuation Report” means the report of Northern dated October 25, 2002 (effective August 30, 2002) respecting the value of the Highwood Common Shares and ThorNewco Shares, a copy of which is attached as Schedule 7 to this Information Circular;

“1993 Act” means the United States Securities Act of 1933, as amended; and

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

GLOSSARY OF GEOLOGICAL, TECHNICAL AND MINERAL TERMS

The following is a glossary of geological, technical and mineral terms used in this Information Circular, its appendices and schedules.

“Mineral Resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence into Inferred Mineral Resource, Indicated Mineral Resource and Measured Mineral Resource. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but a lower level of confidence than a Measured Mineral Resource.

“Inferred Mineral Resources” that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(xii)

“Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade, or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“g/t” means grams per metric tonne;

“ISO 9001” means ISO 9001, the highest standard within the ISO 9000 series. ISO 9000 is an international set of standards for the design, installation and operation of quality management systems.

“km” means kilometers.

“LT” means long ton (2240 pounds).

“m” means metres.

“MT”, “tonne” or “t” means metric tonne (2204.6 pounds).

“oz/tonne” means troy ounces per metric tonne.

“ton” or “T” means short ton (2000 pounds).

CONVENTIONS

Certain terms used herein are defined in the “Glossary”. Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada. On October 25, 2002, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon buying rate as provided by the Bank of Canada, was Canadian $1.00 = United States $0.6380.

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SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices and Schedules hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in said Appendices and Schedules hereto. Terms with initial capital letters used in this summary are defined in the “Glossary of General Terms” and the “Glossary of Geological, Technical and Mineral Terms”. In this summary, all dollar amounts are stated in Canadian dollars unless noted otherwise.

The Meeting

The Meeting will be held at the Niagara Room, Conference Level, Ramada Hotel Downtown, 708 8th Avenue S.W., Calgary, Alberta, on Tuesday, November 26, 2002 at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be (i) to consider and approve the Arrangement; (ii) to consider and approve the ThorNewco Stock Option Plan; and (iii) to consider and approve the ThorNewco Rights Plan. See “The Arrangement” and “Other Matters to be Brought Before the Meeting”.

The Arrangement

The purpose of the Arrangement is to effect a reorganization of Highwood’s current financial affairs, assets and share ownership structure in a manner that will preserve value for Highwood’s Shareholders. Highwood’s principal lender is requiring payment in full of all amounts owed by Highwood on or before December 31, 2002. In addition, Highwood owes substantial amounts to other creditors, including Dynatec. Without a reorganization of its financial affairs, Highwood will not be able to pay the indebtedness due to its principal lender, may not be able to continue its current business operations, may be required to sell some or all of its existing assets or may become subject to involuntary liquidation or receivership proceedings or bankruptcy.

Background to the Arrangement

In the course of conducting its business operations, Highwood established certain credit facilities with a major Canadian bank. As a result of a series of payment defaults and subsequent credit facility amendments, Highwood’s existing bank credit facilities, which currently stand at approximately $2.16 million, are payable in full on December 31, 2002. Highwood has been unable to extend the time for repayment or secure alternative financing. See “The Arrangement — Background to the Arrangement”.

Effect of the Arrangement

The Plan of Arrangement will result in the reorganization of Highwood’s financial affairs and assets and the preservation of the ThorNewco Assets for Highwood’s Public Shareholders and, in certain circumstances, indirectly for Dynatec. In connection with the Arrangement, Dynatec will inject $1.75 million of cash into ThorNewco and Highwood will transfer the ThorNewco Assets to ThorNewco. Through an amalgamation of Dynatec Newco and Highwood, Dynatec will indirectly acquire all of Highwood’s Common Shares and, by virtue thereof, all of Highwood’s assets (other than the ThorNewco Assets). Dynatec will also assume all of Highwood’s existing financial obligations and liabilities including those to Highwood’s principal lender and unsecured creditors. The financial obligations and liabilities of Highwood to be assumed by Dynatec are expected to be approximately $8.3 million.

Pursuant to the Arrangement, all non-dissenting Highwood Shareholders on the Effective Date (other than Dynatec or Dynatec Newco) shall be entitled to make an election to receive, in exchange for their Highwood Common Shares, the following:

(1)	under the Share Election, one (1) ThorNewco Share for each one (1) Highwood Common Share; or

(2)	under the Cash Election, $0.145 in cash for each Highwood Common Share, subject to the proration procedures described below; or

(3)	under the Cash and Share Election, a combination of cash and ThorNewco Shares for each Highwood Common Share, subject to the proration procedures.

The Cash Available to be distributed among all Highwood Shareholders is $865,990. Pursuant to the proration procedures set out in the Plan of Arrangement, Shareholders electing to receive cash in respect of 25% or less of their Highwood Common Shares pursuant to a Cash and Share Election will receive cash of $0.145 per Common Share for each Highwood Common Share for which they have elected to receive cash. Shareholders electing to receive cash in respect of more than 25% of his Highwood Common Shares pursuant to a Cash Election or a Cash and Share Election will initially be allocated cash of $0.145 per Common Share for 25% of the total Common Shares held (the “Initial Cash Allocation”). Unallocated Cash Available after the Initial Cash Allocation (the “Excess Cash”), will be distributed among Shareholders who have elected to receive cash in respect of more than 25% of their Highwood Common Shares on a pro rata basis to the extent of their election or until all of the Excess Cash has been allocated. The pro rata share of the Excess Cash to be received by a Highwood Shareholder who has elected to receive cash in respect of more than 25% of their Highwood Common Shares will be determined by multiplying (1) the quotient obtained by dividing the number of Highwood Common Shares in excess of 25% of such Shareholder’s Common Shares for which such Shareholder has elected to receive cash by the aggregate number of Highwood Common Shares in excess of 25% of the total outstanding Highwood Common Shares in respect of which all Shareholders have elected to receive cash by (2) the Excess Cash. In no circumstances will a Shareholder be entitled to receive more than $0.145 per Highwood Common Share held or will more than the Cash Available be distributed to all Highwood Shareholders. Where a Shareholder making a Cash Election or Cash and Share Election does not receive cash for all of his Highwood Shares so elected, the balance of consideration due to such Highwood Shareholder will be satisfied through the issuance of ThorNewco Shares.

In the event that there are Dissenting Shareholders and the Arrangement is completed, Dynatec will become the indirect owner of the ThorNewco Shares such Dissenting Shareholders would have received but for the exercise of their Dissent Rights. Such Dissenting Shareholders will become entitled to receive from Amalco the fair value for the Common Shares in respect of which they have dissented in accordance with the provisions of the OBCA. As a result of the Arrangement, existing Highwood Shareholders who receive ThorNewco Shares will be able to continue to participate in a junior mineral exploration and development company that owns the ThorNewco Assets, has as its directors, an experienced team of industry professionals, has approximately $1.75 million in cash and no debt.

Details of the Arrangement and Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

Pre-Arrangement Steps

1.	Dynatec will advance $1,750,000 to Dynatec Newco by way of a loan, such loan to be evidenced by a Promissory Note from Dynatec Newco to Dynatec.

2.	Dynatec Newco will use the proceeds of the Dynatec loan to subscribe for 12,068,965 ThorNewco Shares at $0.145 per share for total subscription proceeds of $1,750,000.

3.	Dynatec will exchange all of its Highwood Common Shares with Dynatec Newco for one Dynatec Newco Common Share.

4.	All options, warrants and all existing rights to acquire Common Shares will be cancelled.

Arrangement Steps

5.	Common Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Highwood (free of any claims) and as of the Effective Time, such Dissenting Shareholders shall cease to have rights as Shareholders of Highwood other than the right to be paid the fair value of their Common Shares in accordance with the provisions of Section 185 of the OBCA and the Interim Order.

6.	Highwood will transfer to ThorNewco the ThorNewco Assets in return for 11,820,429 ThorNewco Shares.

7.	Dynatec Newco and Highwood will amalgamate to create Amalco on the basis that:

(a)	each outstanding Dynatec Newco Common Share shall be exchanged for one Amalco Common Share;

(b)	Highwood Common Shares (other than those held by Dynatec Newco, Dynatec or Dissenting Shareholders) shall be exchanged for:

(i)	where the Common Shares are subject to the Share Election, one (1) Amalco Class A Preferred Share for each one (1) Highwood Common Share; or

(ii)	where the Common Shares are subject to the Cash Election, $0.145 per Common Share for 25% of the Highwood Common Shares held by such Shareholder plus a pro rata share of the Excess Cash, if any, based upon the proration procedure; or

(iii)	where the Common Shares are subject to the Cash and Share Election, $0.145 per Common Share in respect of the Highwood Common Shares so elected or, where the Cash and Share Election specifies cash in excess of 25% of the Highwood Common Shares held, $0.145 per Common Share for 25% of the Highwood Common Shares held by such Shareholder plus a pro rata share of the Excess Cash, if any, based upon the proration procedure.

The pro rata share of the Excess Cash to be received by a Highwood Shareholder who has elected to receive cash in respect of more than 25% of his Highwood Common Shares will be determined by multiplying (1) the quotient obtained by dividing the number of Highwood Common Shares in excess of 25% of such Shareholder’s Highwood Common Shares for which such Shareholder has elected to receive cash by the aggregate number of Highwood Common Shares in excess of 25% of the total outstanding Highwood Common Shares in respect of which all Shareholders have elected to receive cash by (2) the Excess Cash. In no circumstances will a holder of Highwood Common Shares be entitled to receive more than $0.145 per Highwood Common Share held or will more than the Cash Available be distributed to all Highwood Shareholders.

The proration procedure will result in the cash amount to be received by each Shareholder being determined. Shareholders will receive one Amalco Class B Preferred Share for every $0.145 of cash attributable to them. Where a Shareholder making a Cash Election or a Cash and Share Election does not receive Amalco Class B Preferred Shares for all of his Highwood Common Shares, the balance of the consideration due to such Shareholder will be paid through the issuance of Amalco Class A Preferred Shares. No fractional Class B or Class A Preferred Shares will be issued.

(c)	Highwood Common Shares held by Dynatec Newco shall be cancelled without repayment of capital.

8.	the Amalco Class A Preferred Shares will be redeemed by Amalco by the exchange of one (1) previously issued ThorNewco Share held by Amalco for each one (1) Amalco Class A Preferred Share.

9.	the Amalco Class B Preferred Shares will be redeemed by Amalco for $0.145 of cash for each one (1) Amalco Class B Preferred Share.

ThorNewco has applied to list the ThorNewco Shares to be issued pursuant to the Arrangement on the TSX-V. Listing will be subject to ThorNewco fulfilling all of the listing requirements of the TSX-V.

Following the completion of the Arrangement, ThorNewco will be a company owned by Highwood’s Shareholders in accordance with the election made by such Shareholders, subject to proration. Dynatec is providing the Cash Available and will become the indirect owner of one ThorNewco Share for every $0.145 of the Cash Available that is distributed to Highwood Shareholders. If all of the Cash Available is distributed, Dynatec will own 25% of the ThorNewco Shares. In addition, if there are Dissenting Shareholders, and the Arrangement is completed, Dynatec will also remain the indirect owner of the ThorNewco Shares such Dissenting Shareholders would have received but for the exercise of their Dissent Rights. Such Dissenting Shareholders will be entitled to receive fair value from Amalco for the Common Shares in respect of which they have dissented in accordance with the provisions of the OBCA. An aggregate of 23,889,395 ThorNewco Shares will be issued and outstanding following the completion of the Arrangement.

It is a condition, among others, of the Arrangement Agreement in favour of Dynatec and Dynatec Newco, that Public Shareholders of Highwood, if any, who file Notices of Dissent under Section 185 of the OBCA do not, in the aggregate, hold greater than 5% of the aggregate number of Public Shares. If the number of dissenting Common Shares held by Public Shareholders exceeds 5% of the Public Shares, the Arrangement will not proceed unless Dynatec and Dynatec Newco waive such conditions.

Procedure for Exchange of Highwood Share Certificates and Election Deadline

Enclosed with this Information Circular is a Letter of Transmittal and Election Form for use by registered Shareholders that contains complete instructions on how such Shareholders are to make the election and exchange their Highwood Common Shares. Registered Shareholders should read and follow these instructions. The letter, when properly completed and returned together with a certificate or certificates representing Highwood Common Shares and all other required documents, will enable each registered Highwood Shareholder to obtain the consideration that the Highwood Shareholder is entitled to receive under the Arrangement. The Letter of Transmittal and Election Form must be submitted by the Election Deadline. The Election Deadline is 4:30 p.m. Toronto time on the Election Date. See “The Arrangement — Procedure for Exchange of Share Certificates by Highwood Shareholders”. Highwood Shareholders whose Highwood Shares are registered in the name of a broker, investment dealer, bank, trust company, depositary or other nominee should contact that nominee for instructions and assistance in making the election and delivering those Highwood Common Shares. In the absence of an election being made, a Shareholder will be deemed to make the Share Election in respect of all of his Highwood Common Shares.

Valuation Report and Fairness Opinion

The Valuation Report and the Fairness Opinion are described in greater detail elsewhere in this Information Circular under “The Arrangement — Valuation Report and Fairness Opinion” and are set out in their entirety in Schedules 7 and 8 respectively. Shareholders should read the Valuation Report and the Fairness Opinion in their entirety. The following is a brief summary of the Valuation Report and the Fairness Opinion.

Valuation Report

Northern was retained by the Independent Committee as its independent financial advisor to consider the terms of the Arrangement and to provide an opinion in accordance with the Policies of the fair market value of the Highwood Common Shares and the ThorNewco Shares. Northern issued the Valuation Report on October 25, 2002. Northern had also prepared a prior valuation report dated effective April 25, 2002.

Based upon the valuation methodologies set out in the Valuation Report, Northern determined that the fair market value of the Highwood Common Shares as of August 30, 2002 is in a range of $0.11 to $0.18 per Common Share and the value of the ThorNewco Shares after giving effect to the Arrangement, as of August 30, 2002 is in the range of $0.13 and $0.16 per ThorNewco Share.

Fairness Opinion

In addition to the Valuation Report, Northern was also retained by the Independent Committee to provide an opinion of the fairness of the Arrangement, from a financial point of view, to Highwood and its Public Shareholders. The

Public Shareholders are all Shareholders of Highwood other than Dynatec, Dynatec Newco and their respective officers, directors, associates or affiliates or persons acting jointly or in concert therewith. In order to determine whether the Arrangement is fair from a financial point of view to the Highwood Shareholders, Northern utilized the valuation methodologies and findings set out in the Valuation Report. Based upon all of the factors outlined in their analysis of the Arrangement, Northern is of the opinion that, as of October 25, 2002, the Arrangement is fair from a financial point of view to the Public Shareholders.

Reasons for and Recommendation of the Independent Committee and the Board of Directors of Highwood

The Board of Directors of Highwood is comprised of six directors, two of whom are also officers and employees of Dynatec. As a result, the Board of Directors formed an Independent Committee to consider the Arrangement. The Independent Committee, after considering all factors it considered relevant, including the Valuation Report and the Fairness Opinion, determined that the Arrangement is fair to the Public Shareholders and is in the best interests of Highwood. Accordingly, the Board of Directors of Highwood (with directors related to Dynatec abstaining from voting or making any recommendation) also concluded that the Arrangement is fair to the Public Shareholders, is in the best interests of Highwood and recommends that all Public Shareholders approve the Arrangement Resolution.

In reaching their determination and making these recommendations, the Independent Committee considered a number of factors including the following:

(a)	Highwood currently has a significant working capital deficiency and has a serious liquidity problem. In addition, Highwood’s principal lender is requiring repayment in full of all amounts owed by Highwood on or before December 31, 2002. Without a reorganization of its financial affairs, Highwood will not be able to repay such indebtedness or to continue its current operations. Rather, Highwood faces the prospect of involuntary liquidation, receivership or bankruptcy. In the Valuation Report, Northern estimated that under a liquidation scenario, there would be no recovery of value for Shareholders of Highwood;

(b)	Existing Public Shareholders (other than Dissenting Shareholders and in limited circumstances, Amalco) will receive ThorNewco Shares, cash or a combination of cash and ThorNewco Shares based upon their Common Share election. Consequently, Highwood Shareholders who receive ThorNewco Shares will continue to be able to participate in a TSX-V listed junior mineral exploration and development company that holds the ThorNewco Assets, has a board of directors composed of an experienced team of industry professionals, approximately $1.75 million in cash and no debt;

(c)	In connection with the Arrangement, Dynatec will be effectively assuming financial obligations and other liabilities of Highwood in the approximate amount of $8.3 million;

(d)	The timeframe by which the financial reorganization of Highwood must occur in light of the debt payment deadline of December 31, 2002 imposed by the principal lender;

(e)	That no alternative transaction to the Arrangement and no alternative financing opportunity is available that would have the support of Dynatec and Highwood’s principal lender;

(f)	The findings of Northern in respect of the relative per share values of Highwood and ThorNewco set out in the Valuation Report; and

(g)	The opinion of Northern in the Fairness Opinion that the Arrangement is fair, from a financial point of view, to Highwood Public Shareholders.

Approval of Shareholders Required for the Arrangement

Pursuant to the Interim Order, in order for the Arrangement to be effective, the Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by Highwood Shareholders at the Meeting. In addition, since the Arrangement is considered a “going private transaction” under the Policies, the Arrangement must be approved by a simple majority of the votes cast at the Meeting by the Public Shareholders. Dynatec, its directors, officers, associates or affiliates, and their respective directors, officers, or any person acting jointly or in concert therewith in respect of the Arrangement do not qualify as Public Shareholders under the Policies and will not be able to include their Highwood Shares in determining whether a simple majority of the minority has approved the Arrangement at the Meeting. See “Solicitation of Proxies” and “The Procedure for the Arrangement Becoming Effective”.

Court Approval and Completion of Arrangement

An arrangement under the OBCA requires Court approval. On October 17, 2002, Highwood obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is included as Schedule 11 to this Information Circular.

Subject to receipt of requisite approval of the Arrangement by Highwood Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on Friday, November 29, 2002 at 10:00 a.m. (Toronto time) in the Court at 393 University Avenue, Toronto, Ontario, M5G 1E6 at which hearing any Highwood Shareholder or other interested person may appear and be heard. A copy of the Notice of Application in respect of this hearing is included as Schedule 10 to this Information Circular. Any such Highwood Shareholder who wishes to present evidence or arguments at that hearing must file and deliver a Notice of Appearance and all materials on which it relies, in accordance with the Ontario Rules of Civil Procedure and the terms of the Interim Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement unconditionally or subject to compliance with any conditions the Court specifies.

Dissent Rights

Highwood Shareholders have the right to dissent from the Arrangement Resolution and any Highwood Shareholder who dissents in compliance with section 182 of the OBCA and the Plan of Arrangement will be entitled, if the Arrangement becomes effective, to be paid by Amalco the fair value of the Highwood Common Shares held by such Shareholder in accordance with the provisions of Section 185 of the OBCA. Any Highwood Shareholder who wishes to dissent must send to Highwood a written objection to the Arrangement Resolution, which written objection must be received by Highwood Resources Ltd., Attention: President, at the head office of Highwood, Suite 715, 734 – 7th Avenue S.W., Calgary, Alberta, T2P 3P8, before the Meeting or by the Chairman of the Meeting at the Meeting. No Shareholder who has voted in favour of the Arrangement shall be entitled to dissent in respect to the Arrangement. It is a condition of the Arrangement Agreement in favour of Dynatec and Dynatec Newco, among others, that the Public Shareholders of Highwood, if any, who file Notices of Dissent do not in the aggregate hold more than 5% of the aggregate number of Public Shares. If the number of dissenting Common Shares held by Public Shareholders exceeds 5%, the Arrangement will not proceed unless Dynatec and Dynatec Newco waive such conditions. It is also a term of the Arrangement that in the event there are Dissenting Shareholders, Dynatec will receive the ThorNewco Shares such Dissenting Shareholders would have received but for the exercise of their Dissent Rights.

Conditions to Closing

The Arrangement Agreement provides that the parties’ obligations to complete the Arrangement are subject to the satisfaction, on or before the Effective Date, of certain conditions precedent, including the following, unless waived by the relying party:

Mutual Conditions

(a)	the board of directors of Highwood shall have recommended approval of the Arrangement by Highwood Shareholders and such recommendation shall not have been withdrawn;

(b)	Highwood shall have obtained the Valuation Report and the Fairness Opinion, neither of which shall have been withdrawn;

(c)	the Arrangement Resolution shall have been approved at the Meeting in accordance with the Interim Order by the requisite majority of Highwood Common Shares including a majority of Public Shareholders as required by the Policies;

(d)	all requisite regulatory decisions and approvals shall have been obtained respecting the issuance of ThorNewco Shares to Highwood Shareholders and subsequent resale of such ThorNewco Shares without a prospectus and without restriction, hold period or seasoning period;

(e)	the Final Order shall have been obtained in form and substance satisfactory to Highwood, Dynatec Newco and ThorNewco;

(f)	the TSX-V shall have conditionally approved the listing of the ThorNewco Shares;

(g)	no material adverse change in the business, affairs, conditions or prospects of Highwood between the date of the Arrangement Agreement and the Effective Date of the Arrangement;

(h)	all unexercised Highwood options, warrants or other rights to acquire securities of Highwood have been cancelled or deemed to be cancelled; and

(i)	no law, ruling, order or decree is in force that makes it illegal or restrains, enjoins or prohibits the consummation of the transaction contemplated by the Arrangement Agreement and the Arrangement.

Dynatec/Dynatec Newco Conditions

(a)	satisfactory performance by Highwood and ThorNewco of their respective obligations under the Arrangement Agreement;

(b)	receipt of all consents where required of all other parties to material joint ventures or other agreements to which Highwood is a party to the Arrangement;

(c)	the Shareholders of Highwood, if any, who file Notices of Dissent under Section 185 of OBCA to the Arrangement (and which are not withdrawn prior to the Effective Date) do not, in the aggregate, hold greater than 5% of the aggregate number of the Public Shares then outstanding; and

(d)	outstanding Highwood liabilities not exceeding certain prescribed levels.

Highwood/ThorNewco Conditions

(a)	satisfactory performance by Dynatec and Dynatec Newco of their respective obligations under the Arrangement Agreement;

(b)	the advance by Dynatec to Highwood or Dynatec Newco of $1.75 million and the use of all such funds to subscribe for ThorNewco Shares; and

(c)	confirmation that the ThorNewco Assets are, at the time of transfer to ThorNewco, free and clear of any financial encumbrances or adverse claims other than those, if any, permitted in the Arrangement Agreement.

Termination

Each of Highwood and Dynatec may unilaterally terminate the Arrangement Agreement if the Arrangement is not completed by December 15, 2002.

In addition, the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by Dynatec, Dynatec Newco or ThorNewco if the board of directors of Highwood has withdrawn or modified its recommendation that the Highwood Shareholders approve the Arrangement in a manner that would adversely affect the likelihood of consummating the Arrangement; and

(b)	by mutual agreement.

Regulatory Matters

The completion of the Arrangement is subject to obtaining certain governmental consents and approvals. The ThorNewco Shares will be exchanged for Highwood Common Shares in reliance upon exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions or orders from such requirements to be obtained from applicable securities regulatory authorities in Canada prior to the effective date of the Arrangement. ThorNewco has applied for, and expects to receive prior to the Meeting, all required rulings or orders from Canadian securities regulatory authorities such that the ThorNewco Shares will generally be “freely tradable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

Stock Exchange Listing Approvals

It is a condition to the completion of the Arrangement that the TSX-V shall have approved the listing of the ThorNewco Shares subject only to the filing of required documents which cannot be filed prior to the Effective Date. ThorNewco has applied to list the ThorNewco Shares to be issued pursuant to the Arrangement on the TSX-V. Listing will be subject to ThorNewco fulfilling all of the listing requirements of the TSX-V. Provided that conditional approval is obtained, the listing of ThorNewco Shares on the TSX-V will be subject to the ongoing requirements of the TSX-V. Although ThorNewco anticipates these requirements will be met on or shortly following the Effective Date, there is no assurance that all such requirements will be met and therefore no assurance that the ThorNewco Shares will be listed and posted for trading on the TSX-V following the completion of the Arrangement.

Certain Federal Income Tax Considerations

Shareholders resident in Canada will generally realize a capital gain or loss on the redemption of their Amalco Class A Preferred Shares or Amalco Class B Preferred Shares to the extent that the fair market value of the ThorNewco Shares received in respect of the redemption of the Amalco Class A Preferred Shares and the amount of the cash received in respect of the redemption of the Amalco Class B Preferred Shares exceeds or is less than the adjusted cost base of the Common Shares tendered in the Arrangement. Shareholders not resident in Canada will generally not be subject to tax in Canada on the receipt of cash or ThorNewco Shares in respect of the redemptions. Shareholders should carefully read the information under “Canadian Federal Income Tax Considerations”. Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Business of Highwood

Highwood currently is a publicly traded company whose Common Shares are listed on the TSX and quoted on the OTCBB that has, directly and through its predecessors, been engaged in the business of acquisition, exploration, development and marketing of industrial and specialty minerals and industrial and specialty mineral properties. Following the Arrangement, the business of Highwood will, with the exception of the ThorNewco Assets being transferred to ThorNewco, be conducted by Amalco. See Appendix B — “Detailed Information Concerning Highwood Resources Ltd.”.

Business of ThorNewco

ThorNewco is currently a wholly owned subsidiary of Highwood with no assets or business operations. Under the Arrangement structure, ThorNewco will receive the ThorNewco Assets free and clear of any encumbrances from Highwood’s principal lender of Dynatec and $1.75 million in cash. The business of ThorNewco will be the exploration and development of the ThorNewco Assets and the evaluation of new prospects. See Appendix A — “Detailed Information Concerning 2016507 Ontario Ltd. (ThorNewco)”.

ThorNewco Stock Option Plan

At the Meeting, Shareholders will be asked to approve the adoption of a new incentive stock option plan for ThorNewco, effective upon completion of the Arrangement. The purpose of the ThorNewco Stock Option Plan is to advance the interests of ThorNewco by encouraging the directors, officers, employees and consultants of ThorNewco to acquire shares of ThorNewco, thereby increasing their proprietary interest in ThorNewco and furnishing them with additional incentive in their efforts on behalf of ThorNewco in the conduct of its business and affairs. The new ThorNewco Stock Option Plan will be administered by the ThorNewco board of directors. The proposed form of ThorNewco Stock Option Plan will be a “rolling” stock option plan reserving a maximum of 10% of the issued shares of ThorNewco at the time of a stock option grant.

A copy of the ThorNewco Stock Option Plan is set out in Schedule 5 to this Information Circular. See “Other Matters to be Brought Before the Meeting — Approval of the ThorNewco Stock Option Plan”

ThorNewco Shareholders Rights Plan

At the Meeting, the Shareholders will be asked to approve the adoption of a shareholders Rights Plan for ThorNewco, to be effective upon the completion of the Arrangement. The purpose of the Rights Plan is, firstly, to protect shareholders of ThorNewco from unfair, abusive or coercive takeover strategies, including the acquisition of control of ThorNewco by a bidder in a transaction or series of transactions that does not treat all ThorNewco shareholders equally or fairly or that does not afford all ThorNewco shareholders an equal opportunity to share in any premium paid upon an acquisition of control. Secondly, the Rights Plan is designed to afford both the shareholders of ThorNewco and its board of directors adequate time to assess an offer made for ThorNewco Shares and to pursue, explore and develop alternative courses of action in any attempt to maximize shareholder value.

Neither the Highwood board of directors nor its management or the ThorNewco board of directors are aware of any interest by any third party in acquiring control of ThorNewco subsequent to the completion of the Arrangement.

The full text of the Shareholder Rights Plan Agreement is attached as Schedule “6” to this Information Circular. See “Other Matters to be Brought Before the Meeting — Approval of ThorNewco Shareholders Rights Plan”.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Highwood for use at a special meeting of Highwood Shareholders to be held at the Niagara Room, Conference Level, Ramada Hotel Downtown, 708 8th Avenue S.W., Calgary, Alberta on November 26, 2002 at 10:00 a.m. (Calgary time) or any adjournments thereof for the purposes set out in the attached Notice of Meeting. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Solicitation of Proxies

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by officers and employees of Highwood or persons retained by Highwood for that purpose. Highwood will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding this proxy material to the beneficial owners of Common Shares. In addition to solicitation by mail, certain officers, directors and employees of Highwood may solicit proxies by telephone, other electronic means or personally. These persons will receive no compensation for such solicitation other than their regular salaries. In addition to the foregoing, National Bank Financial Inc. (“NBF”) has been retained by Dynatec to solicit proxies on behalf of management of Highwood. In this regard, NBF will be entitled to receive a soliciting dealer manager fee of $50,000 for managing the solicitation plus a fee of $0.003 per share voted in favour of the Arrangement provided that no solicitation fee will be payable in respect of any single beneficial shareholder that holds fewer than 25,000 Highwood Common Shares. Subject to the foregoing, the minimum solicitation fee per single beneficial shareholder will be $85 and the maximum will be $1,500. NBF has also been retained to provide general financial advice to Dynatec in respect of the Arrangement and will be paid a separate advisory fee by Dynatec. All of the fees payable to NBF will be paid by Dynatec.

Through its registrar and transfer agent, Highwood has distributed copies of the Notice of Meeting, this Information Circular, a form of proxy and the Letter of Transmittal and Election Form (collectively, the “Documents”) to registered Shareholders and to clearing agencies, securities dealers, banks and trust companies (“Intermediaries”), or any trustees, custodians, nominees, fiduciaries or other representatives of any Shareholders who hold Common Shares in any such respective capacity on behalf of beneficial Shareholders whose Common Shares are held by or in the custody of those Intermediaries (collectively, “Non-Registered Shareholders”). The Intermediaries are required pursuant to applicable securities legislation to forward the Documents (other than the Letter of Transmittal and Election Form) to Non-Registered Shareholders.

The forwarding of proxies from Non-Registered Shareholders will be carried out by Intermediaries, or by Highwood’s registrar and transfer agent if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries. The cost of such forwarding will be borne by Highwood.

Appointment and Revocation of Proxies

The Persons named in the enclosed form of proxy are directors or officers of Highwood. A Shareholder desiring to appoint a Person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Highwood’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5A 4H2 or alternatively, by faxing Computershare at (416) 981-9800, Attn: Proxy Department. A form of proxy must be received by Computershare Trust Company of Canada by 4:30 p.m. (Toronto time) at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy may result in its invalidation.

A Shareholder who has given a form of proxy may revoke it as to any other matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing, or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last business day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The board of directors have fixed the record date for the Meeting as the close of business on October 15, 2002. Shareholders of Highwood of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, except to the extent a Shareholder transfers any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of holders of Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Shareholder or his attorney authorized in writing. If the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporation seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as an attorney or in some other representative capacity should reflect such person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Highwood).

Advice to Non-Registered Shareholders

A Non-Registered Shareholder who wishes to file his proxy should follow the directions of his Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy limited to the appropriate number of Common Shares executed by the Intermediary but otherwise uncompleted. The Non-Registered Shareholder is required to complete the proxy and return it to the Highwood’s registrar and transfer agent; or

(b)	be provided with a request for voting instructions which must be completed and forwarded to the Intermediary. The Intermediary is required to send Highwood or its registrar and transfer agent an executed form of proxy completed in accordance with any instructions received by it.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, including those regarding how, when and where the proxy or the proxy authorization form is to be completed and delivered. Failure to do so may result in your Common Shares not being voted at the Meeting.

Voting of Proxies

The Persons named in the accompanying forms of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such Common Shares will be voted FOR the approval of the Arrangement Resolution and all other matters of business to be brought before the Meeting.

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Highwood knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at October 25, 2002, a total of 41,552,749 Highwood Common Shares were issued and outstanding. For information respecting the principal holders of Common Shares including Common Shares held by the directors and senior officers of Highwood, see Appendix B, “Detailed Information Concerning Highwood Resources Ltd. — Directors and Officers ” and “— Principal Shareholders”

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each Shareholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. Each Shareholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Pursuant to the Interim Order:

(a)	each Shareholder will be entitled to one vote for each Common Share held;

(b)	the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast by Highwood Shareholders, either in person or by proxy, at the Meeting. In addition, since the Arrangement is considered a “going private transaction” under the Policies, the Arrangement must be approved by a simple majority of the votes cast at the Meeting by the Public Shareholders. Dynatec, its directors, officers, associates or affiliates, and their respective directors, officers, or any person acting jointly or in concert therewith in respect of the Arrangement do not qualify as Public Shareholders under the Policies and will not be able to include their Highwood Shares in determining whether a simple majority of the Public Shareholders have approved the Arrangement at the Meeting;

(c)	the quorum at the Meeting of the Shareholders will be two persons present in person or by proxy, with no limitation on the minimum number of Common Shares entitled to be voted at such Meeting; and

(d)	if no quorum of Shareholders is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such a day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Shareholders present, if at least two, shall be a quorum for all purposes.

Stock Option Plan Resolution

In connection with the ordinary resolution approving and adopting the ThorNewco Stock Option Plan:

(a)	each Highwood Shareholder shall be entitled to one vote for each Common Share held; and

(b)	the majority required to pass the ThorNewco Stock Option Plan resolution shall be a simple majority of 50% + 1 of the votes cast by Highwood Shareholders, in person or by proxy, at the Meeting.

Rights Plan Resolution

In connection with the ordinary resolution approving and adopting the ThorNewco Rights Plan:

(a)	each Highwood Shareholder shall be entitled to one vote for each Common Share held; and

(b)	the majority required to pass the ThorNewco Rights Plan resolution shall be a simple majority of 50% + 1 of the votes cast by Highwood Shareholders, in person or by proxy, at the Meeting.

Procedure for Exchange of Highwood Share Certificates and Election Deadline

Enclosed with this Information Circular is a Letter of Transmittal and Election Form for use by registered Shareholders that contains complete instructions on how such Shareholders are to make an election and exchange their Highwood Common Shares. Registered Shareholders should read and follow these instructions. The letter, when properly completed and returned together with a certificate or certificates representing Highwood Common Shares and all other required documents will enable each registered Highwood Shareholder to obtain the consideration that the Highwood Shareholder is entitled to receive under the Arrangement. The Letter of Transmittal and Election Form must be submitted by the Election Deadline. The Election Deadline is 4:30 p.m. Toronto time on the Election Date. Provided the Arrangement is approved and becomes effective, the consideration payable to Shareholders under the Arrangement will be paid in accordance with the terms of the Plan of Arrangement. See “The Arrangement — Procedure for Exchange of Share Certificates by Highwood Shareholders”.

General

All summaries of, and references to, the Arrangement, the ThorNewco Stock Option Plan and the ThorNewco Shareholders Rights Plan in this Information Circular are qualified in their entirety by reference to the complete text of the Plan or Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement, the ThorNewco Stock Option Plan, a copy of which is attached as Schedule 5 and the ThorNewco Rights Plan, a copy of which is attached as Schedule 6 to this Information Circular. You are urged to read carefully the full text of the Plan of Arrangement, ThorNewco Stock Option Plan and ThorNewco Rights Plan.

Information contained in this Information Circular is given as of October 25, 2002 unless otherwise specifically stated.

Currency and Exchange Rates

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On October 25, 2002, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.6380.

Forward-looking Statements

This Information Circular contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Highwood, ThorNewco, or Amalco. Shareholders can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts available to ThorNewco for future growth and capital expenditures; the timing of the Final Order and Effective Date of the Arrangement; and the satisfaction of listing conditions of the TSX-V. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Highwood and ThorNewco believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks inherent in the exploration and development of mining properties, risk associated with future commodity prices, risks inherent in the prices for services and government fiscal regimes and the risk that actual results will vary from the results forecasted and such variations may be material.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Highwood, Amalco and ThorNewco undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Information for United States Shareholders

The ThorNewco Shares to be issued under the Arrangement have not been registered under the United States Securities Act of 1933, as amended, and are being issued in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the Securities Exchange Act of 1934, as amended. The ThorNewco Shares will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from that of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The unaudited pro forma financial statements of ThorNewco and the audited historical financial statements of Highwood included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the operations of Highwood and ThorNewco contained herein has been in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Tax considerations applicable to United States Shareholders have not been included in this Information Circular. United States Shareholders are advised to consult their tax advisors to determine the particular tax consequence to them of the Arrangement.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Highwood and ThorNewco are organized under the laws of Ontario, Canada, that the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of Highwood and ThorNewco and such persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

THE ARRANGEMENT

Highwood Shareholders will be asked at the Meeting to approve the Arrangement between Highwood, ThorNewco and Dynatec Newco. Details regarding the Arrangement including the background to, reasons for and effect of the Arrangement are set forth in the pages that follow. Highwood Shareholders are encouraged to carefully read the information that follows in order to make an informed decision.

The purpose of the Arrangement is to effect a reorganization of Highwood’s current financial affairs, assets and share ownership in a manner that will preserve value for Highwood’s Shareholders. Highwood’s principal lender is requiring payment in full of all amount owed by Highwood on or before December 31, 2002. In addition, Highwood owes substantial amounts to other creditors, including Dynatec. Without a reorganization of its financial affairs, Highwood will not be able to pay the indebtedness due to its principal lender, may not be able to continue its current business operations, may be required to sell some or all of its existing assets or may become subject to involuntary liquidation or, receivership proceedings or bankruptcy.

Background to and Reasons for the Arrangement

Highwood is a Canadian company engaged principally in the mining, processing and marketing of industrial minerals. It has mining and processing facilities in North America and China and currently markets barite, talc, dolomite, silica, gypsum, zeolite and other products worldwide through an extensive distribution market. See “Appendix B — Detailed Information Concerning Highwood Resources Ltd. — Narrative Description of the Business of Highwood”.

In order to ensure an adequate availability of cash resources to operate the business and undertake capital expenditures to expand its operations, Highwood established an $8.0 million credit facility with a major Canadian bank in July 1999. Effective April 30, 2001, Highwood re-negotiated its lending arrangements with its principal lender due to its breach of certain financial covenants contained in the credit facility. Under the terms of the renegotiated credit facilities, Highwood was required to pay, in the absence of demand, monthly principal payments of $66,667 on its reducing term loans and an additional lump sum payment of $1.5 million on July 31, 2001. Highwood failed to make the lump sum payment.

In October 2001, Highwood entered into a Forbearance Agreement with its principal lender that required Highwood to reduce its operating loan balance by $500,000 by October 15, 2001 and by a further $500,000 by December 31, 2001. In addition, on or before December 15, 2001 Highwood was required to pay an additional lump sum of $1.5 million out of the proceeds of a rights offering which was expected to close by that date. All remaining indebtedness due to the principal lender was required to be retired by March 31, 2002. Highwood reduced its operating loan balance by $1.0 million in accordance with the terms of the Forbearance Agreement. On January 11, 2002, Highwood completed a rights offering of approximately 18 million Common Shares for net proceeds of $1.97 million of which $1.5 million was paid to Highwood’s principal lender with the balance being added to Highwood’s working capital.

In March 2002, Highwood entered into a Supplemental Agreement to the Forbearance Agreement pursuant to which Highwood negotiated an extension of the repayment of the full amount outstanding under its various credit facilities to its principal lender from March 31 to September 30, 2002. The amendment required a minimum $1.0 million payment on the loans and a $250,000 reduction in Highwood’s operating loan by June 30, 2002. As security for the June 30, 2002 payment, Dynatec provided financial assistance to Highwood by way of a guarantee to the principal lender secured by a standby letter of credit. Highwood had previously agreed to indemnify Dynatec in respect of all sums drawn down on the letter of credit and provided security to Dynatec in respect of this obligation (subject to the prior claim of the principal lender). Highwood failed to make the requisite payment on June 30, 2002 resulting in the drawdown of the Dynatec standby letter of credit. As a result of the drawdown on the letter of credit by the principal lender, Highwood became indebted to Dynatec for $1.0 million. From the proceeds of the letter of credit, the principal lender applied $250,000 to the term debt and reduced the operating line availability by a further $750,000.

On September 27, 2002, Highwood entered into a Second Supplemental Agreement to the Forbearance Agreement wherein Highwood’s principal lender agreed to extend the repayment date of the full amount outstanding from September 30, 2002 to December 31, 2002. Under the terms of the Second Supplemental Agreement Highwood is required to attempt to complete a Plan of Arrangement involving the transfer of all assets (other than the ThorNewco Assets) to a wholly owned subsidiary and then to retire the balance of the outstanding indebtedness by December 31, 2002. In addition, Highwood agreed to the appointment of a monitor to review the financial status of the company during the forbearance period. A maximum forbearance fee of $75,000 is payable to Highwood’s principal lender in consideration of the repayment forbearance.

As at September 30, 2002, the outstanding balance due to Highwood’s principal lender under the various loan facilities was approximately $2.16 million. These sums are payable in full by December 31, 2002. Highwood is also indebted to Dynatec for approximately $1.074 million, consisting of $1.0 million as a result of the draw down by the principal lender on the standby letter of credit and approximately $28,000 for lease of operating equipment and $46,000 for technical services provided. Highwood is also indebted to various unsecured creditors for $4.9 million.

Highwood has been unable to extend the time for repayment or secure sufficient alternative financing to replace the operating loan and term loans with its principal lender and to repay Dynatec. Consequently, without a reorganization of its financial affairs, Highwood will not be able to continue its current business operations, will be required to sell some or all of its assets and may become subject to involuntary liquidation, receivership or bankruptcy. In the Valuation Report, Northern estimated that under a liquidation scenario, there would be no recovery of value for shareholders of Highwood.

On August 30, 2002, Highwood entered into an agreement with Dynatec pursuant to which Dynatec agreed to assume all of Highwood’s indebtedness in return for all of Highwood’s assets other than the ThorNewco Assets. Assuming the Arrangement is completed, the financial obligations and liabilities of Highwood to be assumed by Dynatec will be approximately $8.3 million. Dynatec also agreed to inject $1.75 million of cash into a new company that will hold the ThorNewco Assets and will be owned by the Highwood Shareholders in accordance with the election made by such Shareholders, and to the extent that the Cash and Share Election is exercised, by Dynatec indirectly up to a maximum of 25% of ThorNewco’s issued shares. In the event that there are Dissenting Shareholders and the Arrangement is completed, Dynatec will also become the indirect owner of the ThorNewco Shares such Dissenting Shareholders would have received but for the exercise of their Dissent Rights. Such Dissenting Shareholders will receive fair value for the Common Shares in respect of which they have dissented from Amalco in accordance with the provisions of the OBCA. It was a term of the agreement that the ThorNewco Shares will be listed on the TSX-V following the closing of the transaction. Highwood publicly announced the terms of the agreement reached with Dynatec in a press released dated August 30, 2002. The closing price of the Highwood Common Shares on the date of the announcement was $0.11 per Common Share.

Effect of the Arrangement

The Plan of Arrangement will result in the reorganization of Highwood’s financial affairs, and assets and the preservation of the ThorNewco Assets for Highwood’s Public Shareholders and, in certain circumstances, indirectly for Dynatec. In connection with the Arrangement, Dynatec will inject $1.75 million of cash into ThorNewco and Highwood will transfer the ThorNewco Assets to ThorNewco. Through an amalgamation of Dynatec Newco and Highwood, Dynatec will indirectly acquire all of Highwood’s Common Shares and, by virtue thereof, all of Highwood’s assets (other than the ThorNewco Assets). Dynatec will also assume all of Highwood’s existing financial obligations and liabilities including those to Highwood’s principal lender and unsecured creditors. The financial obligations and liabilities of Highwood to be assumed by Dynatec are expected to be approximately $8.3 million.

Pursuant to the Arrangement, all non-dissenting Highwood Shareholders on the Effective Date (other than Dynatec or Dynatec Newco) shall be entitled to make an election to receive, in exchange for their Highwood Common Shares the following:

(1)	under the Share Election, one (1) ThorNewco Share for each one (1) Highwood Common Share; or

(2)	under the Cash Election, $0.145 in cash for each Highwood Common Share, subject to the proration procedures described below; or

(3)	under the Cash and Share Election, a combination of cash and ThorNewco Shares for each Highwood Common Share, subject to the proration procedures.

The Cash Available to be distributed among all Highwood Shareholders is $865,990. Pursuant to the proration procedures set out in the Plan of Arrangement, Shareholders electing to receive cash in respect of 25% or less of their Highwood Common Shares pursuant to a Cash and Share Election will receive cash of $0.145 per Common Share for each Highwood Common Share for which they have elected to receive cash. Shareholders electing to receive cash in respect of more than 25% of his Highwood Common Shares pursuant to a Cash Election or a Cash and Share Election will initially be allocated cash of $0.145 per Common Share for 25% of the total Common Shares held (the “Initial Cash Allocation”). Unallocated Cash Available after the Initial Cash Allocation (the “Excess Cash”), will be distributed among Shareholders who have elected to receive cash in respect of more than 25% of their Highwood Common Shares on a pro rata basis to the extent of their election or until all of the Excess Cash has been allocated. The pro rata share of the Excess Cash to be received by a Highwood Shareholder who has elected to receive cash in respect of more than 25% of their Highwood Common Shares will be determined by multiplying (1) the quotient obtained by dividing the number of Highwood Common Shares in excess of 25% of such Shareholder’s Common Shares for which such Shareholder has elected to receive cash by the aggregate number of Highwood Common Shares in excess of 25% of the total outstanding Highwood Common Shares in respect of which all Shareholders have elected to receive cash by (2) the Excess Cash. In no circumstances will a Shareholder be entitled to receive more than $0.145 per Highwood Common Share held or will more than the Cash Available be distributed to all Highwood Shareholders. Where a Shareholder making a Cash Election or Cash and Share Election does not receive cash for all of his Highwood Shares so elected, the balance of consideration due to such Highwood Shareholder will be satisfied through the issuance of ThorNewco Shares.

In the event that there are Dissenting Shareholders and the Arrangement is completed, Dynatec will become the indirect owner of the ThorNewco Shares such Dissenting Shareholders would have received but for the exercise of their Dissent Rights. Such Dissenting Shareholders will become entitled to receive the fair value from Amalco for the Common Shares in respect of which they have dissented in accordance with the provisions of the OBCA. As a result of the Arrangement, existing Highwood Shareholders who receive ThorNewco Shares will be able to continue to participate in a junior mineral exploration and development company that owns the ThorNewco Assets, has as its directors an experienced team of industry professionals, has approximately $1.75 million in cash and no debt.

Details of the Arrangement and Arrangement Steps

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan set forth in Exhibit 1 to the Arrangement Agreement which is attached as Schedule 2 to this Information Circular.

Highwood, ThorNewco, Dynatec Newco and Dynatec have entered into the Arrangement Agreement which provides for the implementation of the Arrangement pursuant to section 182 of the OBCA. The Arrangement will become effective on the date of filing of the Final Order and the Articles of Arrangement and related documents in the form prescribed by the OBCA with the Director. On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without further act or formality:

Pre Arrangement Steps

(1)	Dynatec will advance $1,750,000 to Dynatec Newco by way of a loan, such loan to be evidenced by a Promissory Note from Dynatec Newco to Dynatec.

(2)	Dynatec Newco will use the proceeds of the Dynatec loan to subscribe for 12,068,965 ThorNewco Shares at $0.145 per share for total subscription proceeds of $1,750,000.

(3)	Dynatec will exchange all of its Highwood Common Shares with Dynatec Newco for one Dynatec Newco Common Share.

(4)	All options, warrants and all existing rights to acquire Common Shares will be cancelled.

Arrangement Steps

(5)	Common Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Highwood (free of any claims) and as of the Effective Time, such Dissenting Shareholders shall cease to have rights as Shareholders of Highwood other than the right to be paid the fair value of their Common Shares in accordance with the provisions of Section 185 of the OBCA and the Interim Order.

(6)	Highwood will transfer to ThorNewco the ThorNewco Assets in return for 11,820,429 ThorNewco Shares.

(7)	Dynatec Newco and Highwood will amalgamate to create Amalco on the basis that:

(a)	each outstanding Dynatec Newco Common Share shall be exchanged for one Amalco Common Share;

(b)	Highwood Common Shares (other than those held by Dynatec Newco, Dynatec or Dissenting Shareholders) shall be exchanged for:

(i)	where the Common Shares are subject to the Share Election, one (1) Amalco Class A Preferred Share for each one (1) Highwood Common Share; or

(ii)	where the Common Shares are subject to the Cash Election, $0.145 per Common Share for 25% of the Highwood Common Shares held by such Shareholder plus a pro rata share of the Excess Cash, if any, based upon the proration procedure; or

(iii)	where the Common Shares are subject to the Cash and Share Election, $0.145 per Common Share in respect of the Highwood Common Shares so elected or, where the Cash and Share Election specifies cash in excess of 25% of the Highwood Common Shares held, $0.145 per Common Share for 25% of the Highwood Common Shares held by such shareholder plus a pro rata share of the Excess Cash, if any, based upon the proration procedure.

The pro rata share of the Excess Cash to be received by a Highwood Shareholder who has elected to receive cash in respect of more than 25% of his Highwood Common Shares will be determined by multiplying (1) the quotient obtained by dividing the number of Highwood Common Shares in excess of 25% of such Shareholder’s Highwood Common Shares for which such Shareholder has elected to receive cash by the aggregate number of Highwood Common Shares in excess of 25% of the total outstanding Highwood Common Shares in respect of which all Shareholders have elected to receive cash by (2) the Excess Cash. In no circumstances will a holder of Highwood Common Shares be entitled to receive more than $0.145 per Highwood Common Share held or will more than the Cash Available be distributed to all Highwood Shareholders.

The proration procedure will result in the cash amount to be received by each Shareholder being determined. Shareholders will receive one Amalco Class B Preferred Share for every $0.145 of cash attributable to them. Where a Shareholder making a Cash Election or Cash and Share Election does not receive Amalco Class B Preferred Shares for all of his Highwood Common Shares, the balance of the consideration due to such

Shareholder will be paid through the issuance of Amalco Class A Preferred Shares. No fractional Class B or Class A Preferred Shares will be issued.

(c)	Highwood Common Shares held by Dynatec Newco shall be cancelled without repayment of capital.

(8)	the Amalco Class A Preferred Shares will be redeemed by Amalco by the exchange of one (1) previously issued ThorNewco Share held by Amalco for each one (1) Amalco Class A Preferred Share.

(9)	the Amalco Class B Preferred Shares will be redeemed by Amalco for $0.145 of cash for each one (1) Amalco Class B Preferred Share.

ThorNewco has applied to list the ThorNewco Shares to be issued pursuant to the Arrangement on the TSX-V. Listing will be subject to ThorNewco fulfilling all of the listing requirements of the TSX-V.

Following the completion of the Arrangement, ThorNewco will be a company owned by Highwood’s Shareholders in accordance with the election made by such Shareholders, subject to proration. Dynatec is providing the Cash Available and will become the indirect owner of one ThorNewco Share for every $0.145 of the Cash Available that is distributed to Highwood Shareholders. If all of the Cash Available is distributed, Dynatec will own 25% of the ThorNewco Shares. In addition, if there are Dissenting Shareholders, and the Arrangement is completed, Dynatec will also remain the indirect owner of the ThorNewco Shares such Dissenting Shareholders would have received but for the exercise of their Dissent Rights. Such Dissenting Shareholders will be entitled to receive from Amalco fair value for the Common Shares in respect of which they have dissented in accordance with the provisions of the OBCA. An aggregate of 23,889,395 ThorNewco Shares will be issued and outstanding following the completion of the Arrangement.

It is a condition, among others, of the Arrangement Agreement in favour of Dynatec and Dynatec Newco, that Public Shareholders of Highwood, if any, who file Notices of Dissent under Section 185 of the OBCA do not, in the aggregate, hold greater than 5% of the aggregate number of Public Shares. If the number of dissenting Common Shares held by Public Shareholders exceeds 5% of the Public Shares, the Arrangement will not proceed unless Dynatec and Dynatec Newco waive such conditions.

Procedure for Exchange of Highwood Share Certificates and Election Deadline

Enclosed with this Information Circular is a Letter of Transmittal and Election Form for use by registered Shareholders that contains complete instructions on how such Shareholders are to make an election and exchange their Highwood Common Shares. Registered Shareholders should read and follow these instructions. The letter, when properly completed and returned together with a certificate or certificates representing Highwood Common Shares and all other required documents will enable each registered Highwood Shareholder (other than Dissenting Shareholders, Dynatec and Dynatec Newco) to obtain cash, a certificate representing ThorNewco Shares, or a combination thereof which such Shareholder is entitled to receive under the Arrangement. The Letter of Transmittal and Election Form must be submitted by the Election Deadline. The Election Deadline is 4:30 p.m. Toronto time on the Election Date.

On or after the Effective Time, all certificates that represented Highwood Common Shares (other than those held by Dissenting Shareholders, Dynatec and Dynatec Newco) immediately prior to the Effective Time will cease to represent any rights with respect to Highwood Common Shares and will only represent the right to receive the consideration under the Arrangement to which such Shareholder is entitled. No dividends or other distributions, if any, in respect of ThorNewco Shares declared after the Effective Time and payable to holders of record after the Effective Time will be paid to the holders of any unsurrendered share certificates formerly representing Highwood Common Shares until the certificates representing the Highwood Common Shares are surrendered and delivered as provided for in the Letter of Transmittal and Election form or as otherwise set out in the Plan of Arrangement.

Any cash consideration that remains undistributed to the Highwood Shareholders after nine months have elapsed following the Effective Date will be delivered to Amalco by the Depositary, upon demand, and any former

Highwood Shareholders who have not previously surrendered or exchanged their certificates formerly representing Highwood Common Shares may thereafter look only to Amalco for payment of their claim for the consideration under the Arrangement.

Any use of mail to transmit certificate(s) for Highwood Common Shares and the related Letter of Transmittal and Election Form is at the risk of the holder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

A cheque in the amount payable to the former Highwood Shareholder and/or certificates representing the appropriate number of ThorNewco Common Shares issuable to a former Highwood Shareholder who has complied with the procedures set out in this section will, as soon as practicable after the Effective Date (i) be forwarded to the holder at the address specified in the Letter of Transmittal and Election Form by first class mail or (ii) be made available at the offices of the Depositary for pick up by the holder as requested by the holder in the Letter of Transmittal and Election Form.

Where a certificate for Highwood Common Shares has been destroyed, lost or stolen, the registered holder of that certificate should immediately contact the Depositary at (416) 263-9559 regarding the issuance of a replacement certificate upon the holder satisfying the requirements of Highwood relating to replacement certificates. The Depositary will require written notice of the lost certificate.

Highwood Shareholders whose Highwood Shares are registered in the name of a broker, investment dealer, bank, trust company, depositary or other nominee should contact that nominee for instructions and assistance in making the election and delivering those Highwood Common Shares. In the absence of an election being made, a Shareholder will be deemed to elect to make the Share Election in respect of all of his Highwood Common Shares.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Highwood, ThorNewco, Dynatec Newco and Dynatec and various conditions precedent, both mutual and with respect to each corporation. See “— Conditions Precedent to the Arrangement”.

The Arrangement Agreement is attached as Schedule 2 to this Information Circular and reference is made thereto for the full text thereof.

Establishment of the Independent Committee

In March 2002, the board of directors of Highwood established an Independent Committee to make recommendations respecting the Arrangement as two of the members of the board are also employees and officers of Dynatec. The four members of the Independent Committee have no interest in the Arrangement other than, as Public Shareholders and as proposed officers and directors of ThorNewco, if applicable.

The Independent Committee’s mandate was to review the Arrangement, retain Northern and review the Valuation Report and Fairness Opinion with Northern with a view of determining whether the Arrangement is fair, from a financial point of view to the Public Shareholders. The Independent Committee was authorized to retain advisors, including financial and legal advisors, to assist the Independent Committee in the fulfillment of its duties. The Independent Committee also determined that Northern was qualified and independent based upon a review of Northern’s credentials.

Valuation Report and Fairness Opinion

The Valuation Report and Fairness Opinion are set out in full in Schedules 7 and 8, respectively, to this Information Circular. Highwood Shareholders should read the Valuation Report and the Fairness Opinion in their entirety. The following is a brief summary of the credentials and independence of Northern, the financial terms of Northern’s retainer, the Valuation Report and the Fairness Opinion.

Credentials and Independence of Northern

Northern was retained on behalf of the Independent Committee as its independent financial advisor to consider the terms of the Arrangement, and to provide a valuation report in accordance with the Policies as to the fair market value of the Highwood Common Shares, the ThorNewco Shares and the fairness of the Arrangement, from a financial point of view, to the Public Shareholders.

Northern is a Toronto-based investment banking firm, focusing primarily on natural resources and technology-based small-cap companies. Northern’s business includes corporate finance, mergers and acquisitions, retail sales, institutional sales and trading and investment research. Northern is a member of the Investment Dealers Association of Canada, a participating organization of the TSX and a member of the TSX-V. Northern is registered as an investment dealer in each province in Canada.

The principals of Northern have been involved in merger and acquisition transactions with values exceeding $15 billion and have many years of investment banking experience in the mining industry including providing financial advisory services such as valuations and fairness opinions.

Northern is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of either Highwood, ThorNewco, Dynatec or Dynatec Newco. Northern does not have any economic interest nor is it involved in any transaction involving Highwood, ThorNewco, Dynatec or Dynatec Newco.

Northern acts as an investment dealer in financial markets and, as such, has from time to time executed, and may in the future execute, transactions on behalf of its clients (which may include ThorNewco) in such financial markets for which it has received or will receive compensation in the ordinary course of its business. As an investment dealer, Northern conducts research on securities and may, in the ordinary course of its business, be expected to provide research reports and financial and investment advice to its clients on investment matters.

Northern does not now have any material financial interest in any future business involving Highwood, ThorNewco, Dynatec, Dynatec Newco or their respective insiders, associates or affiliates, and there are no agreements, commitments or understandings between Highwood, ThorNewco, Dynatec, Dynatec Newco and Northern with respect to any future business dealings.

Financial Terms of Northern’s Retainer

Highwood has agreed to pay Northern a fee of $50,000 for providing the Valuation Report and Fairness Opinion. In addition, Northern is entitled to be reimbursed for reasonable out-of-pocket costs incurred in connection with the preparation of the Valuation Report and the Fairness Opinion including legal fees of its counsel. Highwood has agreed to indemnify Northern in respect of certain liabilities which Northern may incur in connection with its engagement. The fees payable to Northern are not contingent upon the success of the Arrangement. The Valuation Report was delivered to the Independent Committee on October 25, 2002. Northern also received a fee of $65,000 in respect of a prior valuation report prepared in March 2002.

Valuation Report

On August 23, 2002, Northern was retained by the Independent Committee as its independent financial advisor to consider the terms of the Arrangement and to provide an opinion in accordance with the Policies of the fair market value of the Highwood Common Shares and ThorNewco Shares. The Valuation Report was issued by Northern to the Independent Committee on October 25, 2002. A copy of the Valuation Report is attached as Schedule 7 to the Information Circular. The preparation of the Valuation Report and Fairness Opinion was a complex process and is not necessarily susceptible to partial analysis or summary description. Northern is of the view that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the preparation of the Valuation Report and Fairness Opinion. The effective date of the Valuation Report is August 30, 2002.

In preparing the Valuation Report and Fairness Opinion Northern reviewed, among other things, public and non-public information regarding Highwood, including financial and operating information, internal estimates and projections prepared by Highwood and industry and stock market data. Northern also conducted interviews and discussions with management of Highwood. Northern assumed, and relied upon, without independent verification, the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained from public sources and provided by Highwood and its advisors or otherwise obtained by Northern pursuant to its engagement. Neither the Valuation Report or Fairness Opinion has a recommendation to any holder of Highwood Common Shares to vote in favour of the Arrangement.

Definition of Fair Market Value

For the purposes of the Valuation Report, “fair market value” (“FMV”) is defined as the highest price, expressed in terms of money or money’s worth, available in an openly traded and unrestricted market between informed, prudent parties, each acting at arm’s length and under no compulsion to act. The fair market value corresponds to the intrinsic value of Highwood Common Shares and ThorNewco Shares on the effective date of the Valuation Report which may differ from the quoted market price of such shares on that date. In the Valuation Report, Northern did not make any downward adjustment to the value of Highwood Common Shares to take into account any potential lack of liquidity of such shares. Northern also determined the FMV of the Highwood Common Shares irrespective of the effect of the Arrangement.

Valuation Methodologies

     Northern utilized two major categories of valuation methodology for the Highwood Common Shares: (1) the Going Concern Approach; and (2) the Liquidation Value Approach.

1.	Going Concern Approach — A going concern approach to valuation assumes that an entity will continue to operate indefinitely, will be able to realize on its assets and discharge its liabilities in the normal course of business and will not go out of business or liquidate its assets. Under this approach, Northern considered the most relevant valuation methodologies to establish a range of values for the Highwood Common Shares. These methodologies included:

•	Net Asset Value Analysis;

•	Market Trading Price Analysis; and

•	Comparable Public Company Analysis.

2.	Liquidation Value Approach — The liquidation value approach assumes that Highwood will not be able to meet its payment obligations to its principal lender by the due date (December 31, 2002), that it will be unable to arrange for alternate financing to replace the financing provided by its principal lender, and that Dynatec will be unwilling to provide additional financing or financial assistance; accordingly, Highwood will be placed into bankruptcy or receivership by the principal lender. Under this approach, Northern prepared an estimated realization from liquidation of assets, to the extent they may be saleable, by a receiver or trustee in bankruptcy, net of all liabilities to secured and unsecured creditors, with any remaining proceeds to the Shareholders of Highwood. Northern considered the following options:

•	En-bloc sale of assets in a single transaction; and

•	Sales of individual assets in a series of transactions.

Determination of Fair Market Value

Highwood

In establishing the FMV for the Highwood Common Shares, Northern allocated an 85% weighting to the Going Concern Approach and a 15% weighting to the Liquidation Value Approach primarily due to Dynatec’s ongoing financial support of Highwood and the belief that Northern considered it unlikely that Dynatec would completely withdraw the financial support which would result in the insolvency of Highwood.

Based upon the methodologies utilized and the analysis conducted under each valuation methodology, Northern is of the opinion that as at August 30, 2002, the fair market value for the Common Shares of Highwood was in the range of $0.11 to $0.18 per Common Share.

ThorNewco

In the course of determining the FMV of Highwood, Northern conducted a valuation assessment of each of the assets to be transferred to ThorNewco as part of the Arrangement. In valuing Highwood’s existing interest in the Thor Lake property, Northern used a combination of a cost approach (appraised value) and market approach (recent arms length transaction analysis) valuation methodologies. In the case of the Elk Lake property, a nominal value of $10,000 was assigned. In the case of the Mikwam property, Northern considered, among other things: (1) the current gold market; (2) exploration expenditures from 1991 to 1997; (3) yearly maintenance expenditures from 1998 to 2001; and (4) previous reports and work conducted by various third parties. Northern applied the cost approach (appraised value) method to value the Mikwam property. Finally, in the case of the Yellow Giant property, Northern considered, among other things: (1) the current gold market; (2) exploration expenditures incurred since work began on the property; and (3) previous reports prepared by independent third parties. Northern applied the cost approach (appraised value) method to value the Yellow Giant property. See Appendix A — “Detailed Information Concerning 2016507 Ontario Ltd. (ThorNewco) — Property Description and Location”.

Northern’s rationale in assigning a value to the ThorNewco Shares was dependent upon the individual asset values and does not reflect any adjustments for the liquidity of the ThorNewco Shares, management of the company, ongoing financeability of ThorNewco, lack of operating assets or any such other issues or risks associated with the ownership of a public company.

Based upon the methodologies utilized and analysis conducted under each valuation methodology, Northern concluded that, as of August 30, 2002, the fair market value of the ThorNewco Shares was in the range of $0.13 to $0.16 per share. For the purposes of calculating per share value, Northern assumed the only outstanding shares of ThorNewco would be the shares held by Public Shareholders of Highwood. Highwood Shares held by Dynatec were excluded for the purposes of determining the ThorNewco per share value.

Prior Valuations

In March 2002, Dynatec advised Highwood that it was considering making an offer to purchase all of the issued and outstanding Common Shares of Highwood not already owned by Dynatec by way of a cash take-over bid. In March 2002, Northern was retained by the Independent Committee as its financial advisor to consider the terms of the proposed offer and to provide an opinion in accordance with the Policies of the fair market value of the Highwood Shares. The definition of fair market value and the valuation methodologies referenced above were also used for the March 2002 valuation report. Based upon the methodologies utilized and the analysis conducted under each valuation methodology, Northern concluded that as of March 28, 2002, the fair market value for the Common Shares of Highwood was in the range of $0.11 to $0.17 per Common Share.

Other than the Valuation Report and the March 2002 valuation report, no other prior valuations of the Common Shares of Highwood have been prepared in the 24 months prior to the date of this Information Circular and neither Highwood nor any of its directors or senior officers know of the existence, after reasonable inquiry, of any other valuations.

Fairness Opinion

On August 23, 2002, Northern was retained by Highwood to provide an opinion to the Independent Committee with respect to the fairness or adequacy, from a financial point of view to Highwood and its Public Shareholders of the Arrangement. In providing its opinion, Northern considered a number of factors including those referenced in the Valuation Report. Based upon all of the factors outlined in their analysis, Northern is of the opinion that, as of October 25, 2002, the Arrangement is fair, from a financial point of view, to the Public Shareholders.

Ontario Securities Commission Rule 61-501 and Quebec Securities Commission Policy Q-27

Ontario Securities Commission Rule 61-501, its companion policy 61-501CP and Quebec Securities Commission Policy Q-27 (collectively the “Policies”) apply to the Arrangement. Pursuant to the Policies, the Arrangement is considered to be a “going private transaction” as it is a transaction being undertaken by Highwood involving a “related party” (Dynatec), as a consequence of which the interest of holders of participating securities of Highwood may be terminated without their consent where the consideration to be received by the related party is not identical to that being received by the other holders of Highwood’s participating securities. Dynatec is considered to be a related party of Highwood for the purposes of the Policies by virtue of its ownership of Highwood Common Shares representing more than 10% of the aggregate number of Highwood Common Shares outstanding. The Policies provide certain procedures which must be adhered to in the event a transaction is considered to be, among other things, a “going private transaction” or a “related party transaction”. Since the Arrangement is considered a “going private transaction”, the Arrangement is subject to the valuation requirements and minority approval requirements of the Policies unless an exemption from such requirements is available. As the Arrangement with relation to the Highwood Common Shares does not fall within an exception to the definition of a “going private transaction” under the Policies and as an exemption to the valuation and minority approval requirements is not available, the valuation and minority approval requirements will apply. As a result, the Valuation Report and Fairness Opinion are being provided and minority approval is being sought in connection with the Arrangement.

Reasons for Recommendation of the Independent Committee and the Board of Directors

The Board of Directors of Highwood is comprised of six directors, two of whom are also officers and employees of Dynatec. As a result, the Board of Directors formed an Independent Committee to consider the Arrangement. The Independent Committee, after considering all factors it considered relevant, including the Valuation Report and the Fairness Opinion determined that the Arrangement is fair to the Public Shareholders and is in the best interests of Highwood. Accordingly, the Board of Directors of Highwood (with directors related to Dynatec abstaining from voting or making any recommendation) also concluded that the Arrangement is fair to the Public Shareholders, is in the best interests of Highwood and recommends that Highwood Shareholders approve the Arrangement Resolution.

In reaching their determination and making these recommendations, the Independent Committee considered a number of factors including the following:

(a)	Highwood currently has a significant working capital deficiency and has a serious liquidity problem. In addition, Highwood’s principal lender is requiring repayment in full of all amounts owed by Highwood on or before December 31, 2002. Without a reorganization of its financial affairs, Highwood will not be able to repay such indebtedness or to continue its current operations. Rather, Highwood faces the prospect of involuntary liquidation, receivership or bankruptcy. In the Valuation Report, Northern estimated that under a liquidation scenario, there would be no recovery of value for Shareholders of Highwood;

(b)	Existing Public Shareholders (other than Dissenting Shareholders and in limited circumstances, Amalco) will receive ThorNewco Shares, cash or a combination of cash and ThorNewco Shares based upon their Common Share Election. Consequently, Highwood Shareholders who receive ThorNewco Shares will continue to be able to participate in a TSX-V listed junior mineral exploration and development company that holds the ThorNewco Assets, has a board of directors composed of an experienced team of industry professionals, and approximately $1.75 million in cash and no debt;

(c)	In connection with the Arrangement, Dynatec will be effectively assuming financial obligations and other liabilities of Highwood in the approximate amount of $8.3 million;

(d)	The timeframe by which the financial reorganization of Highwood must occur in light of the debt payment deadline of December 31, 2002 imposed by the principal lender;

(e)	That no alternative transaction to the Arrangement and no alternative financing opportunity is available that would have the support of Dynatec and Highwood’s principal lender;

(f)	The findings of Northern in respect of the relative per share values of Highwood and ThorNewco set out in the Valuation Report; and

(g)	The opinion of Northern in the Fairness Opinion that the Arrangement is fair, from a financial point of view, to Highwood Public Shareholders.

Qualifications for Trading of ThorNewco Common Shares

Canada

The issuance of the Amalco Class A and Class B Preferred Shares pursuant to the Arrangement will be exempt from the registration and prospectus requirements of applicable Canadian securities legislation. ThorNewco has applied for and expects to receive prior to the date of the Meeting, all required rulings or orders from Canadian securities regulatory authorities to permit the resale of ThorNewco Shares issuable upon redemption of the Amalco Class A Preferred Shares without restriction by the holders thereof in all provinces of Canada, subject to customary restrictions applicable to distributions of securities held by control persons and persons in “special relationships” to ThorNewco. Applicable Canadian securities legislation provides that a person or company is, absent evidence to the contrary, deemed to be a control person in relation to an issuer where the person or company, alone or in combination with others, holds more than 20% of the outstanding voting securities of the company.

United States

The ThorNewco Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by section 3(a)(10) of the 1933 Act. ThorNewco Shares issued to a former Shareholder who is not an “affiliate” of Highwood immediately after the Arrangement may be resold in the United States without restriction under the 1933 Act. Former Shareholders who are affiliates of Highwood prior to the Arrangement, or affiliates of ThorNewco, Amalco or Dynatec after the Arrangement may not re-sell their ThorNewco Shares in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an “affiliate” of Highwood is a person that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, Highwood, ThorNewco, Amalco or Dynatec, as the case may be. Shareholders are urged to consult their legal advisors prior to disposing of ThorNewco Shares outside Canada to determine the extent of all applicable resale provisions.

Stock Exchange Listings

It is a condition to the completion of the Arrangement that the TSX-V shall have approved the listing of the ThorNewco Shares subject only to the filing of required documents which cannot be filed prior to the Effective Date. ThorNewco has applied to list the ThorNewco Shares to be issued pursuant to the Arrangement on the TSX-V. Listing will be subject to ThorNewco fulfilling all of the listing requirements of the TSX-V. Provided that conditional approval is obtained, the listing of ThorNewco Shares on the TSX-V will be subject to the requirements of the TSX-V. ThorNewco anticipates these requirements will be met on or shortly following the Effective Date.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 182 of the OBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties;

(b)	the Arrangement must be approved by not less than 66 2/3% of the votes cast by Highwood Shareholders who attend or vote at the Meeting in person or by proxy and by a simple majority of the votes cast at the Meeting by the Public Shareholders;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the OBCA, must be filed with the Director and the Certificate must be issued by the Director.

Shareholders Approval

Pursuant to the Interim Order, in order for the Arrangement to be effective, the Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by Highwood Shareholders at the Meeting. In addition, since the Arrangement is considered a “going private transaction” under the Policies, the Arrangement must be approved by a simple majority of the votes cast at the Meeting by the Public Shareholders. Dynatec, its directors, officers, associates or affiliates, and their respective directors, officers, or any person acting jointly or in concert therewith in respect of the Arrangement do not qualify as Public Shareholders under the Policies and will not be able to include their Highwood Shares in determining whether a simple majority of the minority has approved the Arrangement at the Meeting.

Court Approvals

Interim Order

On October 17, 2002 the Court granted the Interim Order authorizing the calling of the Meeting and prescribing the conduct of the Meeting and other matters. A copy of the Interim Order is attached as Schedule 11 to this Information Circular.

Final Order

The OBCA provides that an arrangement requires Court approval. Provided that the Arrangement is approved by Shareholders at the Meeting in the manner required by the Arrangement Agreement and the Interim Order, Highwood will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for Friday, November 29, 2002 at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard, at the Ontario Superior Court of Justice, 393 University Avenue, Toronto, Ontario M5G 1E6. A copy of the Notice of Application in respect of this hearing is attached as Schedule 10 to this Information Circular. At the hearing, any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Highwood a Notice of Appearance together with any evidence or materials which such party intends to present to the Court on or before noon (Toronto time) on or before November 27, 2002 unless the Court otherwise orders, as set out in the Interim Order. Service of such notice shall be effected by service upon the solicitors for Highwood: Borden Ladner Gervais LLP, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y4, Attention: Ronald Pelletier.

The ThorNewco Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Highwood has been advised by its counsel, Borden Ladner Gervais LLP, that the Court has broad discretion under the OBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Highwood, ThorNewco, Dynatec Newco and Dynatec may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of Highwood, ThorNewco, Dynatec Newco and Dynatec to complete the Arrangement are subject to a number of conditions which must be satisfied on or before the Effective Date. These conditions include:

Mutual Conditions

(a)	the board of directors of Highwood shall have recommended approval of the Arrangement by Highwood Shareholders and such recommendation shall not have been withdrawn;

(b)	Highwood shall have obtained the Valuation Report and the Fairness Opinion, neither of which shall have been withdrawn;

(c)	the Arrangement Resolution shall have been approved at the Meeting in accordance with the Interim Order by the requisite majority of Highwood Common Shares including a majority of Public Shareholders as required by the Policies;

(d)	all requisite regulatory approvals shall have been obtained respecting the issuance of ThorNewco Shares to Highwood Shareholders and subsequent resale of such ThorNewco Shares without a prospectus and without restriction, hold period or seasoning period;

(e)	the Final Order shall have been obtained in form and substance satisfactory to Highwood, Dynatec Newco and ThorNewco;

(f)	the TSX-V shall have conditionally approved the listing of the ThorNewco Shares;

(g)	no material adverse change in the business, affairs, conditions or prospects of Highwood between the date of the Arrangement Agreement and the Effective Date of the Arrangement;

(h)	all unexercised Highwood options, warrants or other rights to acquire securities of Highwood have been cancelled or deemed to be cancelled; and

(i)	no law, ruling, order or decree is in force that makes it illegal or restrains, enjoins or prohibits the consummation of the transaction contemplated by the Arrangement Agreement and the Arrangement.

Dynatec/Dynatec Newco Conditions

(a)	satisfactory performance by Highwood and ThorNewco of their respective obligations under the Arrangement Agreement;

(b)	receipt of all consents where required of all other parties to material joint ventures or other agreements to which Highwood is a party to the Arrangement;

(c)	the Shareholders of Highwood, if any, who file Notices of Dissent under Section 185 of OBCA to the Arrangement (and which are not withdrawn prior to the Effective Date) do not, in the aggregate, hold greater than 5% of the aggregate number of Public Shares then outstanding; and

(d)	outstanding Highwood liabilities not exceeding certain prescribed levels.

Highwood/ThorNewco Conditions

(a)	satisfactory performance by Dynatec and Dynatec Newco of their respective obligations under the Arrangement Agreement;

(b)	the advance by Dynatec to Highwood or Dynatec Newco of $1.75 million and the use of all such funds to subscribe for ThorNewco Shares; and

(c)	confirmation that the ThorNewco Assets are, at the time of transfer to ThorNewco, free and clear of any financial encumbrances or adverse claims other than those, if any, permitted in the Arrangement Agreement.

Upon the conditions being fulfilled or waived, Highwood intends to file a copy of the Final Order and the Articles of Arrangement with the Director, together with such other materials as may be required by the Director, in order to give effect to the Arrangement.

Arrangement Resolution

At the Meeting, the Shareholders will be asked to consider and approve a resolution in favour of the Arrangement. The text of the resolution to be considered by the Highwood Shareholders at the Meeting is attached as Schedule 1 to this Information Circular.

The Arrangement Resolution proposed for such consideration by the Shareholders authorizes the board of directors, without further notice to or approval of such Shareholders, subject to the terms of the Arrangement, to proceed with the Arrangement in its current form, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA.

Termination

Each of Highwood and Dynatec may unilaterally terminate the Arrangement Agreement if the Arrangement is not completed by December 15, 2002.

In addition, the Arrangement Agreement may be terminated at any time prior to the Effective Date;

(a)	by Dynatec, Dynatec Newco or ThorNewco if the board of directors of Highwood has withdrawn or modified its recommendation that the Highwood Shareholders approve the Arrangement in a manner that would adversely affect the likelihood of consummating the Arrangement; and

(b)	by mutual agreement.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Highwood will apply for the Final Order approving the Arrangement. If the Final Order is obtained on November 29, 2002 in form and substance satisfactory to Highwood, ThorNewco, Dynatec Newco and Dynatec, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Highwood expects the Effective Date will be on or about November 29, 2002. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Director of the Articles of Arrangement and a copy of the Final Order, together with such other material as may be required by the Director and the issuance by the Director of the Certificate.

Highwood’s objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on November 29, 2002.

Canadian Federal Income Tax Considerations

General

In the opinion of Borden Ladner Gervais LLP, counsel for Highwood (“BLG”), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to Shareholders who hold Common Shares and any Amalco Class A Preferred Shares, Amalco Class B Preferred Shares and ThorNewco Shares acquired under the Arrangement, as capital property for purposes of the Tax Act and at all material times who deal at arm’s length with, and are not affiliated with Highwood or ThorNewco for purposes of the Tax Act. Generally, the Common Shares, Amalco Class A Preferred Shares, Amalco Class B Preferred Shares and any ThorNewco Shares will be considered to be capital property of a Shareholder unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade. Certain Shareholders resident in Canada whose Common Shares, Amalco Class A Preferred Shares, Amalco Class B Preferred Shares or ThorNewco Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares, Amalco Class A Preferred Shares, Amalco Class B Preferred Shares and ThorNewco Shares treated as capital property. This summary is not applicable to a Shareholder that is a “financial institution”, as defined in the Tax Act for purposes of the market-to-market rules, nor is it applicable to a Shareholder, an interest in which would be a “tax shelter investment” under the Tax Act.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (“Tax Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), BLG’s understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency (the “CCRA”) and certificates as to certain factual matters provided to BLG by Highwood.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or the holding of Common Shares, Amalco Class A Preferred Shares, Amalco Class B Preferred Shares or ThorNewco Shares and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or changes in the administrative and assessing practices of the CCRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder. Consequently, Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Residents of Canada

Exchange of Highwood Common Shares for Preferred Shares of Amalco on Amalgamation

On the amalgamation of Dynatec Newco and Highwood to form Amalco, Highwood Shareholders will be deemed to have disposed of their Common Shares for proceeds of disposition equal to the adjusted cost base thereof and to have acquired Amalco Class A Preferred Shares or Amalco Class B Preferred Shares at a cost equal to such proceeds of disposition. The adjusted cost base of a Shareholder’s Amalco Class A Preferred Shares or Amalco Class B Preferred Shares will be equal to the average cost amount of all such shares of that Shareholder which have been acquired pursuant to the Amalgamation.

Redemption of Preferred Shares of Amalco

Amalco Class A Preferred Shares or Amalco Class B Preferred Shares received by a Shareholder on the amalgamation will be redeemed by Amalco. Such Shareholder will be deemed to have realized a dividend to the extent that the fair market value of the Shareholder’s ThorNewco Shares received in respect of the redemption of the Amalco Class A Preferred Shares and the amount of cash received in respect of the redemption of the Amalco Class B Preferred Shares at the Effective Time of the Arrangement exceeds the paid-up capital of the Shareholder’s Amalco Class A Preferred Shares or Amalco Class B Preferred Shares, except to the extent that, in the case of a corporation, such deemed dividend is included in the proceeds of disposition of the Amalco Class A Preferred Shares or Amalco Class B Preferred Shares pursuant to subsection 55(2) of the Tax Act. BLG understands that the fair market value of the ThorNewco Shares and cash received on the redemptions will not exceed the paid-up capital of the Amalco Class A Preferred Shares and Amalco Class B Preferred Shares and accordingly, there will be no deemed dividend to Highwood Shareholders.

Subsection 55(2) of the Tax Act provides that where a corporate shareholder is deemed to receive a dividend under the circumstances described above, all or part of such deemed dividend may be treated as proceeds of disposition of Amalco Class A Preferred Shares or Amalco Class B Preferred Shares and not as a dividend, for purposes of computing a Shareholder’s capital gain on the disposition of such shares. Shareholders that are corporations should consult their own tax advisors with respect to the potential application of these provisions.

A Shareholder will also be considered to have disposed of such Shareholder’s Amalco Class A Preferred Shares or Amalco Class B Preferred Shares for proceeds of disposition equal to the amount by which the fair market value of the Shareholder’s ThorNewco Shares in respect of the Amalco Class A Preferred Shares and the amount of cash in respect of the Amalco Class B Preferred Shares at the Effective Time of the Arrangement exceeds the amount of any deemed dividend not included in the proceeds of disposition of the Shareholder’s Amalco Class A Preferred Shares or Amalco Class B Preferred Shares pursuant to subsection 55(2) of the Tax Act, thereby giving rise to a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the adjusted cost base of the Amalco Class A Preferred Shares or Amalco Class B Preferred Shares to the Shareholder immediately before the redemption of the Amalco Class A Preferred Shares or Amalco Class B Preferred Shares.

Under the Tax Act, the cost of a ThorNewco Share acquired by a Shareholder pursuant to the Arrangement will be the fair market value thereof at the time of redemption and this cost will be averaged with the adjusted cost base of all other ThorNewco Shares held by the Shareholder as capital property for the purpose of determining thereafter the adjusted cost base of each ThorNewco Share held by such Shareholder.

Disposition of ThorNewco Shares

A Shareholder who disposes of or is deemed to dispose of ThorNewco Shares subsequent to the Arrangement, will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are less than) the adjusted cost base of such ThorNewco Shares to the Shareholder plus any reasonable costs of disposition.

Dissenting Shareholders

Under the current administrative practice of the CCRA, Shareholders who exercise their Dissent Rights should be considered to have disposed of their Common Shares to Highwood for proceeds equal to the amount that is paid to the Dissenting Shareholder other than interest awarded by the Court. However, because of uncertainties under the relevant legislation as to whether such amounts paid to a Dissenting Shareholder will be treated as proceeds of disposition or, in part, as the payment of a deemed dividend, Dissenting Shareholders should consult their own tax advisors.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) will be included in computing the Shareholder’s income for the year in which the disposition occurs and one-half of any capital loss (an “allowable capital loss”) may be deducted by the Shareholder from taxable capital gains realized in that taxation year in accordance with the rules contained in the Tax Act. Any allowable capital losses in excess of taxable capital gains of the Shareholder in the year of disposition may generally be carried back three years or carried forward indefinitely for deduction against taxable capital gains realized in those years to the extent and under the circumstances specified in the Tax Act. A Shareholder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Non-Residents of Canada

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Common Shares, Amalco Class A Preferred Shares, Amalco Class B Preferred Shares or ThorNewco Shares, in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

A Non-Resident Holder will be subject to taxation in Canada in respect of a disposition of Common Shares Amalco Class A Preferred Shares, Amalco Class B Preferred Shares or ThorNewco Shares only to the extent such securities constitute “taxable Canadian property” and the Non-Resident Holder is not afforded relief under an applicable tax treaty.

Common Shares and ThorNewco Shares will normally not be taxable Canadian property at a particular time provided that (i) such shares are listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of Highwood or ThorNewco at any time during the 60-month period preceding the particular time and (ii) such shares are not otherwise deemed to be taxable Canadian property. Amalco Class A Preferred Shares and Amalco Class B Preferred Shares will be deemed to be listed on a prescribed stock exchange by virtue of subsection 87(10) of the Tax Act. Accordingly, a Non-Resident Holder will generally not be taxable in Canada in respect of the disposition of the Common Shares, the Amalco Class A Preferred Shares, Amalco Class B Preferred Shares or the ThorNewco Shares.

A Non-Resident Holder whose Common Shares, Amalco Class A Preferred Shares, Amalco Class B Preferred Shares or ThorNewco Shares constitute taxable Canadian property generally will realize a capital gain (or capital loss) in the same manner as a Shareholder resident in Canada, as described above under the heading “Residents of Canada”.

Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Rights of Dissent

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Shareholder’s Common Shares and is qualified in its entirety by the reference to the full text of the Interim Order which is attached to this Information Circular as Schedule 11 and the text of section 185 of the OBCA which is attached to this Information Circular as Schedule 9. A Shareholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of section 185 of the OBCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all dissent rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Shareholder is entitled, in addition to any other rights he may have, to dissent and to be paid by Amalco, the fair value of the Common Shares held by him in respect of which he dissents, determined as of the close of business on the last day of business before the Meeting. A Shareholder may dissent only with respect to all of the Common Shares held by him or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such securities is entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise his right of dissent must make arrangements for the Common Shares beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by Highwood or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on his behalf.

A Dissenting Shareholder must send to Highwood a written objection to the Arrangement Resolution, which written objection must be received by Highwood Resources Ltd., Attention: President, at the head office of Highwood, Suite 715, 734 – 7th Avenue S.W., Calgary, Alberta, T2P 3P8, before the Meeting or by the Chairman of the Meeting at the Meeting. No Shareholder who has voted in favour of the Arrangement shall be entitled to dissent in respect to the Arrangement. An application may be made to the Court by Amalco or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s Common Shares. If such an application to the Court is made by either Amalco or a Dissenting Shareholder, Amalco must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay him an amount considered by the board of directors of Amalco to be the fair value of the Common Shares held by such Dissenting Shareholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Amalco is the applicant, or within 10 days after Amalco is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with Amalco for the purchase of his Common Shares by Amalco in the amount of Amalco’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and the appraisal. On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Amalco and in favour of each of those Dissenting Shareholders, and fixing the time within which Amalco must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

As part of the Arrangement, the Common Shares held by Dissenting Shareholders will be cancelled prior to the amalgamation of Highwood and Dynatec Newco and such Dissenting Shareholders will cease to have any rights as a Shareholder other than the right to be paid the fair value of such Shareholder’s Common Shares in the amount agreed to between Amalco and the Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Shareholder may withdraw his dissent, or Highwood may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Shareholder will be discontinued.

All Common Shares held by the Shareholders who exercise their right of dissent will, if the Highwood Shareholders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Highwood in exchange for such fair value as of the Effective Date. If such Shareholders ultimately are not entitled to be paid the fair value therefore, such Common Shares will be exchanged for ThorNewco Shares and such Shareholders will receive ThorNewco Shares on the same basis as all other Shareholders pursuant to the Arrangement.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of Dynatec Newco and Dynatec to complete the Arrangement, that there shall not, as of the Effective Date, be Public

Shareholders that hold in excess of 5% of the Public Shares that have validly exercised their rights of dissent under the OBCA and the Interim Order. If the number of Public Shares held by Public Shareholders exceeds 5%, the Arrangement will not proceed unless Dynatec and Dynatec Newco waive such condition. It is also a term of the Arrangement that in the event there are Dissenting Shareholders, Dynatec will indirectly receive the ThorNewco Shares such Dissenting Shareholders would have received but for the exercise of their Dissent Rights.

Interests of Certain Persons in the Arrangement

Pursuant to the Policies, the Arrangement is considered to be a “going private transaction” as it is a transaction being undertaken by Highwood involving a “related party” (Dynatec), as a consequence of which the interest of holders of participating securities of Highwood may be terminated without their consent where the consideration to be received by the related party is not identical to that being received by the other holders of Highwood’s participating securities. Dynatec is considered to be a related party of Highwood for the purposes of the Policies by virtue of its ownership of Highwood Common Shares representing more than 10% of the aggregate number of Highwood Common Shares outstanding.

To the best of the knowledge of the management of Highwood, directors and senior officers of Highwood own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of approximately 85,464 Common Shares. Management of Highwood understands that each of the directors and officers of Highwood, as well as Dynatec, intend to vote the Common Shares owned or controlled by them in favour of the Arrangement Resolution proposed to be considered at the Meeting. Other than in their capacity as Shareholders, no director or senior officer is expected to benefit from the Arrangement. Other than a refinancing of Amalco’s secured indebtedness with its principal lender after the Arrangement, no material changes or subsequent transactions are currently contemplated in respect of the business and affairs of Highwood that would confer a benefit, direct or indirect on any officer and director of Highwood or an any Shareholder of Highwood holding in excess of 10% of Highwood’s Common Shares.

Expenses of the Arrangement

The estimated costs to be incurred by Highwood relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to be, in the aggregate, $450,000. As Highwood will become a wholly owned subsidiary of Dynatec as a result of the Arrangement, these costs will be directly borne by Dynatec.

Legal Matters

Certain legal matters relating the Arrangement are to be passed upon by Borden Ladner Gervais LLP, on behalf of Highwood and ThorNewco and by Aird Berlis LLP on behalf of Dynatec and Dynatec Newco. As at October 10, 2002, the partners and associates of Borden Ladner Gervais LLP and Aird Berlis LLP beneficially owned, directly or indirectly, less than 1% of outstanding Common Shares.

INFORMATION CONCERNING 2016507 ONTARIO LTD. (“THORNEWCO”)

2016507 Ontario Ltd. is a corporation incorporated pursuant to the provisions of the OBCA for the purposes of participating in the Arrangement, and is the primary vehicle through which Highwood’s Public Shareholders will continue to be able to participate in a junior mineral exploration and development company. The registered office of ThorNewco is located at 4200, 400 King Street West, Toronto, Ontario, M5H 3Y4.

ThorNewco is expected to become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. It is a condition to the completion of the Arrangement that the TSX-V shall have approved the listing of the ThorNewco Shares subject only to the filing of required documents which cannot be filed prior to the Effective Date. ThorNewco has applied to list the ThorNewco Shares to be issued pursuant to the Arrangement on the TSX-V. Listing will be subject to ThorNewco fulfilling all of the listing requirements of the TSX-V. Provided that conditional approval is obtained, the listing of the ThorNewco Shares will be subject to the ongoing requirements of the TSX-V. See “The Arrangement — Stock Exchange Listings”.

The directors of ThorNewco will include a number of the current directors of Highwood and a number of new directors. See Appendix A, “Detailed Information Concerning ThorNewco — Directors” for information respecting the principal occupations and experience and qualifications of such directors.

Reference is made to Appendix A, “Detailed Information Concerning ThorNewco” for a detailed description of ThorNewco and its assets after giving effect to the Arrangement. The disclosure contained in Appendix A is deemed to be incorporated by reference in this Information Circular.

INFORMATION CONCERNING HIGHWOOD

Highwood is a corporation amalgamated and subsisting pursuant to the provisions of OBCA. Highwood is actively engaged in the exploration for, and the acquisition, development and production of industrial and specialty minerals in the Provinces of Alberta, British Columbia, Ontario and the People’s Republic of China. Highwood is a reporting issuer in the provinces of Ontario, Alberta and British Columbia and its Common Shares are listed and posted for trading on the TSX and OTCBB.

Highwood’s registered office is Suite 810, 100 King Street West, Toronto, Ontario, M5X 1A9 and its head and principal office is at 715, 734 – 7th Avenue S.W., Calgary, Alberta, T2P 3P8.

Reference is made to Appendix B, “Detailed Information Concerning Highwood Resources Ltd.” for a detailed description of Highwood and its assets. The disclosure contained in Appendix B is deemed to be incorporated by reference into this Information Circular.

OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING

APPROVAL OF THE THORNEWCO STOCK OPTION PLAN

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the adoption by ThorNewco of a stock option plan (the “ThorNewco Stock Option Plan”) which will authorize the ThorNewco board of directors to issue stock options to directors, officers, employees or other service providers of ThorNewco and its Subsidiaries. The purpose of the ThorNewco Stock Option Plan is to advance the interests of ThorNewco by encouraging the directors, officers, employees and consultants of ThorNewco to acquire shares of ThorNewco, thereby increasing their proprietary interest in ThorNewco and furnishing them with additional incentive in their efforts on behalf of ThorNewco in the conduct of its business and affairs. The new ThorNewco Stock Option Plan will be administered by the ThorNewco board of directors. The proposed form of ThorNewco Stock Option Plan will be a “rolling” stock option plan reserving a maximum of 10% of the issued shares of ThorNewco at the time of a stock option grant. A copy of the ThorNewco Stock Option Plan is set out in Schedule 5 to this Information Circular. The proposed ThorNewco Stock Option Plan has been prepared in accordance with the TSX-V’s policies on listed company share incentive arrangements.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the ThorNewco Stock Option Plan:

“BE IT RESOLVED, as an ordinary resolution that:

1.	as of the Effective Date of the Arrangement described in the Management Information Circular of Highwood dated October 25, 2002 (the “Information Circular”) the ThorNewco Stock Option Plan, as more particularly described in the Information Circular, be and the same is hereby approved and authorized; and

2.	any officer or director of ThorNewco be and is hereby authorized and directed, for and on behalf of ThorNewco to execute and deliver, under the corporate seal of ThorNewco or otherwise, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as such director or officer of ThorNewco shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments or the doing of any such act or thing.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders (other than Dynatec and Dynatec Newco) who vote in person or by proxy at the Meeting. In the absence of instructions to the contrary, persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the ThorNewco Stock Option Plan.

APPROVAL OF THORNEWCO SHAREHOLDER RIGHTS PLAN

Purpose of Rights Plan

Effective October 25, 2002 the ThorNewco board of directors adopted a shareholders rights plan (the “Rights Plan”), which was implemented pursuant to a shareholders rights plan agreement (the “Rights Plan Agreement”) of the same date between ThorNewco and Computershare Trust Company of Canada, as rights agent. The Rights Plan will terminate on the date of the Meeting if not approved, ratified and confirmed at the Meeting by the Shareholders. The purpose of the Rights Plan is, firstly, to protect shareholders of ThorNewco from unfair, abusive or coercive takeover strategies, including the acquisition of control of ThorNewco by a bidder in a transaction or series of transactions that does not treat all ThorNewco shareholders equally or fairly or that does not afford all ThorNewco shareholders an equal opportunity to share in any premium paid upon an acquisition of control. Secondly, the Rights Plan is designed to afford both the shareholders of ThorNewco and its board of directors adequate time to assess an offer made for ThorNewco’s Shares and to pursue, explore and develop alternative courses of action in any attempt to maximize shareholder value.

Neither the Highwood board of directors nor its management nor the ThorNewco board of directors is aware of any interest by any third party in acquiring control of the ThorNewco Shares or ThorNewco Assets subsequent to the completion of the Arrangement.

Description of Rights Plan

Following the completion of the Arrangement, the board of directors of ThorNewco expects to adopt a shareholders Rights Plan (the “Rights Plan”), pursuant to an agreement (the “Rights Plan Agreement”) to be entered into between ThorNewco and Computershare Trust Company of Canada, as rights agent.

The full text of the proposed Rights Plan Agreement is attached as Schedule “6” to this Management Information Circular. The Rights Plan is summarized below. This summary is qualified in its entirety by the actual text of the Rights Plan Agreement. Capitalized terms used below in relation to the Rights Plan that are not otherwise defined herein have the meanings ascribed thereto in the Rights Plan Agreement.

Summary of the Operation of the Rights Plan

In order to implement the Rights Plan, the ThorNewco board of directors is expected to authorize the issuance, as of 5:00 p.m. (Calgary time) on the Effective Date (the “Record Time”) of one right (a “Right”) in respect of each outstanding ThorNewco Share to holders of record at the Record Time.

Initially, the Rights are not exercisable and the certificates representing ThorNewco Shares also represent the Rights. Certificates for ThorNewco Shares issued after the Record Time will contain a notation incorporating the Rights Plan Agreement by reference. Until the Separation Time, as defined below, the Rights will be transferred with the associated ThorNewco Shares.

The Rights will be exercisable and begin to trade separately from the ThorNewco Shares at the close of business on the tenth trading day after the earlier of:

(a)	a public announcement by a person or a group of affiliated or associated persons (an “Acquiring Person”) that it has acquired beneficial ownership of 20% or more of the outstanding voting shares of ThorNewco other than as a result of:

(i)	a reduction of the number of voting shares of ThorNewco outstanding; or

(ii)	a Permitted Bid or Competing Permitted Bid (as defined below); or

(iii)	acquisitions of ThorNewco Shares in respect of which the board of directors has waived the provisions of the Rights Plan; or

(iv)	certain types of proportionate acquisitions; and

(b)	the date of the commencement of, or the first public announcement of the intent of any person to commence, a takeover bid to acquire 20% or more of the outstanding ThorNewco Shares (other than a Permitted bid or Competing Permitted Bid, as defined below);

or such earlier or later date as may from time to time be determined by the ThorNewco board of directors (the “Separation Time”).

As soon as is practicable following the Separation Time, separate certificates evidencing the Rights will be mailed to the holders of record of ThorNewco Shares as of the Separation Time and the rights certificates alone will evidence the Rights. The Rights will expire on the close of business on the fifth anniversary of the date of the Rights Plan Agreement. However, the Rights may be redeemed earlier by ThorNewco in accordance with the Rights Plan Agreement.

From and after the Separation Time, each Right will entitle the holder thereof to acquire one common share of ThorNewco upon payment of the exercise price. The exercise price will initially be (i) an amount equal to one-half of the Market Price of the ThorNewco Share at the time the Right is exercised and (ii) an amount equal to two times the market price of the ThorNewco Shares determined on the last day of the preceding calendar month. The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the ThorNewco Shares.

Following a transaction that results in a person becoming an Acquiring Person (a “Flip-in Event”), the Rights will entitle the holders to receive, upon exercise of the Rights, ThorNewco Shares with a market value equal to twice the exercise price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person, including such person’s associates and affiliates and any other person acting jointly or in concert with the Acquiring Person and any direct or indirect transferee of such person, will be void.

The Rights Plan permits the ThorNewco board of directors, if it determines that conditions exist that make the provisions of the Rights Plan inadequate protection for the holders of the Rights, to authorize ThorNewco, after the Rights have been triggered, to issue or deliver, in return for the relevant exercise price and/or the Right for debt or equity or other securities or assets (or a combination thereof) in final settlement of interests in and to the Rights. This exchange option preserves the economic benefit of the Rights by diluting the acquirer’s position and, in certain circumstances, would operate in such a manner that the shareholders of ThorNewco would not be required to actually invest funds to effect the dilution.

An acquisition of ThorNewco Shares that would otherwise make a person an Acquiring Person will not trigger the Rights if the acquisition is pursuant to a “Permitted Bid” or a “Competing Permitted Bid”.

To make a Permitted Bid, among other things, the bidder must make the same takeover bid for all outstanding ThorNewco Shares and the takeover bid must contain irrevocable and unqualified provisions that:

(a)	no voting shares will be taken up or paid for, for at least 60 days or if less than 50% of the voting shares held by shareholders independent of the bidder have been deposited and not withdrawn;

(b)	voting shares may be deposited and withdrawn at any time during the takeover bid until taken up and paid for; and

(c)	if not less than 50% of the voting shares held by shareholders independent of the bidder have been deposited and not withdrawn, the bidder must make a public announcement of that fact and the takeover bid must remain open for not less than an additional 10 business days from the date of such public announcement.

A Permitted Bid or Competing Permitted Bid must otherwise be made in compliance with, and not on a basis which is exempt from the provisions of the securities legislation of Alberta, British Columbia and Ontario regarding takeover bids.

A Competing Permitted Bid is a takeover bid that satisfies all of the provisions of a Permitted Bid except that voting shares may be taken up and paid for under the Competing Permitted Bid on a date which is not earlier than the later of 35 days after the date of the takeover bid or the earliest date that voting shares may be taken up and paid for under any other Permitted Bid then in existence.

The ThorNewco board of directors may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. If an offeror acquires 50% or more of the voting shares held by ThorNewco shareholders independent of the bidder pursuant to a Permitted Bid or Competing Permitted Bid, the Board will be deemed to have elected to redeem the Rights.

Background

In the current legislative framework applicable to ThorNewco, a takeover bid would generally involve an offer to acquire common shares of ThorNewco, where the common shares subject to the offer to acquire, together with ThorNewco Shares already owned by the bidder and certain related parties, aggregate 20% or more of the outstanding ThorNewco Shares. Current legislation only requires that a takeover bid remain open for acceptance for not less than 35 days and the deposits made may be withdrawn only during the ten days following the date of the bid. In addition, such legislation does not require that a bid be made for all shares of a particular class and the bidder may in a single transaction or series of transactions acquire control of ThorNewco pursuant to one or more private agreements at a premium to the then current market price, without an offer being required to be made to all other shareholders of ThorNewco or any requirement that such premium be shared with other shareholders of ThorNewco. In addition, the bidder may slowly accumulate shares through stock exchange acquisitions which may result, over time, in the acquisition of control without the payment of fair value for control of ThorNewco or the sharing of the control premium among all shareholders.

Impact of the Rights Plan

The Rights Plan is not intended to deter a person from seeking to acquire control of ThorNewco if such person is prepared to make a takeover bid pursuant to a Permitted Bid or Competing Permitted Bid in accordance with the provisions of the Rights Plan. The Rights Plan is intended to make it impracticable to acquire 20% or more of the outstanding ThorNewco Shares other than by way of a Permitted Bid or a Competing Permitted Bid. This impracticability arises as a result of the fact that the Rights will substantially dilute the holdings of a person that seeks to acquire control of ThorNewco other than by means of a Permitted Bid or a Competing Permitted Bid.

By way of example, if a person acquires 20.1 % of the issued and outstanding common shares of ThorNewco at a time when there are 8,000,000 ThorNewco Shares issued and outstanding and the ThorNewco Shares have a market value of $2.00 each, the holder of each Right, other than the Acquiring Person, would be entitled to purchase ten common shares for $10, being a 50% discount or $1.00 per share. This would result in the issue of common shares which would reduce the 20.1 % held by the Acquiring Person to less than 2.3% of the issued and outstanding common shares of ThorNewco if all of the Rights were fully exercised.

In seeking to achieve the purposes for the Rights Plan outlined above, the Rights Plan is intended to address several aspects of the current legislative framework regarding takeover bids. In particular, the ThorNewco board of directors gave careful consideration to the provisions of the Rights Plan in order to achieve a fair balance between meeting the purposes specified above and the overall objective of not dissuading potential bids for the voting shares of ThorNewco.

Offer to All for All

Generally, the Permitted Bid definition requires that the takeover bid be made for all of the ThorNewco Shares on the same basis, rather than pursuant to the exemptions from the current applicable legislative regime that would allow a bidder, in a single transaction or series of transactions, to acquire control of ThorNewco pursuant to one or more private agreements at a premium to the then current market price without an offer being required to be made to all of the other shareholders of ThorNewco or the requirement that the premium be shared with other shareholders of ThorNewco. The Permitted Bid definition does not allow partial bids as the Board believes the relatively small market capitalization of ThorNewco does not justify partial bids and their potential abuses.

Offer Period

The ThorNewco board of directors is of the view that the minimum period required under applicable law for a takeover bid to remain open for the deposit of shares (i.e. 35 days) would not, in most circumstances, be an adequate period to afford both the shareholders of ThorNewco and the board adequate time to assess the offer and to pursue, explore and develop alternative courses of action in an attempt to maximize shareholder value. The Rights Plan specifies that a Permitted Bid be open for acceptance for not less than 60 days. This time period was viewed as a reasonable balance of the interests of affording the shareholders and the ThorNewco board of directors the time needed, and of not specifying a lengthy period of time for the term of the takeover bid that would dissuade a potential bidder.

A Competing Permitted Bid is only required to meet the greater of the statutory minimum deposit period of 35 days or the period remaining for deposit under an alternative Permitted Bid. This is intended to facilitate competing bids being available for consideration by the shareholders on the same timetable.

The ThorNewco board of directors retains the ability to redeem the Rights prior to the provisions applicable to the Flip-in Event becoming effective and, as a result, is in a position to permit takeover bids to be open for shorter periods of time than the 60 day requirement or not to comply with any other requirement of the Permitted Bid definition in the appropriate circumstances.

Right of Withdrawal

The Rights Plan requires that securities deposited under a Permitted Bid be capable of withdrawal until taken up and paid for. The purpose of this requirement is to preserve for the shareholders, beyond the minimum ten day withdrawal period following the date of the bid that current legislation affords, the ability to withdraw their deposited securities in order to react to the most recent information or events up to the date their securities are paid for by the offeror. As a result, all shareholders will be able to react to the emergence of any competing offer or other alternative for the shareholders in the later stages of an outstanding offer.

Requirement to Extend Bid

The Permitted Bid definition requires that if 50% or more of the voting shares held by independent shareholders have been deposited and not withdrawn, the bidder must make a public announcement of that fact and the takeover bid must remain open for not less than an additional ten business days from the date of such public announcement. This requirement is intended to reduce any potential compulsion on a shareholder to tender to a takeover bid out of a concern that the actions of other shareholders may leave the particular shareholder abandoned if the bidder completes the bid and does not make a subsequent offer for the shares not tendered. As a result, each shareholder considering a Permitted Bid will be, in the first instance, in a position to consider the bid on its merits. After the expiry of a bid, a shareholder will have an opportunity to accept the bid, during the extension period, if a majority of the other independent shareholders elected to accept the bid.

Grandfathered Persons

The Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Rights Plan, of more than 20% of the outstanding voting shares of ThorNewco determined as at the Record Time provided that such person does not after the Record Time become the beneficial owner of additional voting shares of ThorNewco constituting 5% or more of the outstanding voting shares of ThorNewco other than pursuant to a Permitted Bid, a Competing Permitted Bid or certain exempt acquisitions. There is no shareholder known to management to which these provisions apply at this time other than Dynatec as contemplated in the Arrangement.

General

The adoption of the Rights Plan is not intended in any way to detract from or lessen the duty of the ThorNewco board of directors to act honestly and in good faith with a view to the best interests of ThorNewco and its shareholders. Further, it is not intended to entrench management or the ThorNewco board of directors. It is intended to accomplish a balancing of the interests of ThorNewco and its shareholders in light of the current legislative framework relating to take over bids by balancing mechanisms designed to achieve the purpose of the Rights Plan without deterring any potential bids. The Rights Plan is not designed to interfere with the daily operations of ThorNewco, impede its business plan, affect its indebtedness or alter its financial statements. In addition, the Rights Plan is initially not dilutive and, until a Flip-in Event occurs, is not expected to have any effect on the trading of common shares of ThorNewco. Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings and cash flow per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution. In addition to exercising their Rights, holders will be able to sell their Rights.

Approval and Recommendation

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Rights Plan and to ratify, confirm and approve the Rights Plan Agreement. In order to be effective, the resolution will require the approval of a majority of the votes cast by the Shareholders.

The text of the resolution to be considered by the Shareholders at the Meeting is as follows:

“BE IT RESOLVED as an ordinary resolution that:

1.	as of the Effective Date of the Arrangement described in the management information circular of Highwood dated October 25, 2002 (the “Information Circular”) or such other date as the board of directors may determine appropriate, the Shareholders Rights Plan as more particularly described in the Information Circular be and the same is hereby approved and authorized; and

2.	any officer or director of ThorNewco be and is hereby authorized and directed, for and on behalf of ThorNewco to execute and deliver, under the corporate seal of ThorNewco or otherwise, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as such director or officer of ThorNewco shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments or the doing of any such act or thing.”

In the absence of instructions to the contrary, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the ThorNewco Shareholder Rights Plan.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The contents and sending of this Information Circular have been approved by the board of directors of Highwood.

DATED at Toronto, Ontario this 25th day of October, 2002.

William Shaver, Chairman and Chief Executive Officer	Arnold Klassen, Chief Financial Officer

APPENDIX A — DETAILED INFORMATION CONCERNING 2016507 ONTARIO LTD. (“THORNEWCO”)

The following is a detailed description of the business and affairs of ThorNewco after giving effect to the transactions contemplated in the Arrangement. Capitalized terms used in this Appendix A but not otherwise defined herein shall have the meanings ascribed thereto in the “Glossary of General Terms” and in the “Glossary of Geological, Technical and Mineral Terms"

GENERAL CORPORATE INFORMATION

ThorNewco was incorporated as 2016507 Ontario Ltd. on September 27, 2002 pursuant to the provisions of the OBCA. ThorNewco’s registered office is located at 4200, 400 King Street West, Toronto, Ontario, M5H 3Y4. ThorNewco has not yet established a head or operations office. Subject to regulatory and stock exchange approval, it is proposed that the name of ThorNewco after giving effect to the Arrangement will be Beta Minerals Inc.

GENERAL DEVELOPMENT OF THE BUSINESS OF THORNEWCO

ThorNewco was incorporated and organized as a wholly owned subsidiary of Highwood for the express purpose of participating in the Arrangement and to hold the ThorNewco Assets following the completion of the Arrangement. ThorNewco will also hold approximately $1.75 million in cash following the Arrangement and have no debt. ThorNewco has not conducted any business operations of any kind. It is anticipated that following the completion of the Arrangement, ThorNewco will utilize its existing working capital to conduct business operations associated with the exploration and exploitation of the ThorNewco Assets as well as any new prospects. Additional funding will be required to fully explore and exploit the ThorNewco Assets as well as new prospects. See “Future Business Activities Of ThorNewco”.

PROPERTY DESCRIPTION AND LOCATION

The following is a description of the properties of ThorNewco after giving effect to the Arrangement.

Thor Lake Property, Northwest Territories, Canada

Property Description and Location

The Thor Lake property is located 100 km southeast of the city of Yellowknife, Northwest Territories with the main area of interest situated 5 km north of the Hearne Channel of Great Slave Lake. Access to the property is by boat, winter road or float plane from either Yellowknife or Hay River, which is located on the south-west shore of Great Slave Lake.

The mining leases comprising the Thor Lake property were originally acquired by Highwood in 1975. The property has three main areas or “zones” of interest, namely, the “North T Zone”, “South T Zone” and the “Lake Zone”. The Thor Lake property consists of approximately 4,250 hectares (10,449 acres) held through five federal crown mining leases. Highwood is the 100% owner of these leases. Lease payments in the aggregate of $10,449 are due annually in order to maintain the validity of the leases. Renewal of Leases 3178 and 3179 must be applied for prior to their expiry date of May 22, 2006. The balance of the leases are subject to renewal by March 2008. Renewal of these leases is completed by letter application to the federal licencing authority along with the payment of a fee in the aggregate of approximately $10,400. The most significant environmental liability on the Thor Lake property at present is the disposal of buildings and trailers after the property is abandoned or becomes dormant.

The Thor Lake property is subject to two underlying royalty agreements being the Calabras/Lutoda Royalty Agreement and the Murphy Royalty Agreement. The Calabras/Lutoda Royalty Agreement consists of an aggregate 3% net smelter royalty (“NSR”) applicable to the entire property. In respect of the Lake Zone, this royalty is subject to a repurchase clause for $1.5 million if acquired before May 24, 2005 escalating to $3.0 million plus an amount equal to the rate of the Canadian Consumer Price Index if acquired before May 24, 2013. The Murphy Royalty applies to the entire Thor Lake property and is an escalating amount currently valued at approximately $800,000.

On December 18, 2001, Highwood entered into a Working Rights and Option Agreement (the “Navigator Option”) with Navigator Exploration Corp. (“Navigator”) in respect of Lease 3178 which covers the Lake Zone portion of the Thor Lake property. Under the terms of the Navigator Option, Navigator must make payments and exploration expenditures with respect to the Lake Zone totalling $1.5 million by May 25, 2005 in order to earn a 51% interest in Lease 3178. Navigator commenced its exploration activities on the Lake Zone during the summer of 2001 and has since made the first anniversary option payment as required under the Navigator Option.

History, Exploration and Drilling

In 1976, Highwood discovered uranium, niobium (columbium) and tantalum on the Thor Lake property. After some preliminary work undertaken by Highwood, including 22 diamond drill holes, it optioned the property to Placer Development Corp. (“Placer”) in 1980. Placer drilled 17 additional diamond drill holes in the Lake Zone and conducted some preliminary metallurgical testing but later dropped its option in 1982.

An exploration program under the management of Strathcona Mineral Services Ltd. was conducted on the Thor Lake property from 1983 to 1987. This work was concentrated in the T Zone where significant beryllium, niobium and rare earth (lanthanide) mineralization had been discovered and consisted primarily of extensive diamond drilling (127 holes) and the driving of a decline (450 m) in the T Zone. Bulk samples from the decline were used for metallurgical testing. This test work consisted of bench scale tests followed by a pilot plant program. Unocal Canada also conducted a fairly detailed evaluation of the property during this period.

Development of a 450 m exploration decline accessing the North T Zone and several other zones has allowed extraction of bulk samples used in metallurgical testing of these zones. At the North T Zone, beryllium is hosted by the mineral, phenacite, a mineral which, to the knowledge of Highwood, is not currently being exploited anywhere in the world. Bench-scale testing, followed by a pilot plant program of metallurgical testing performed by an independent third party research company resulted in the development of a proprietary technology using a flotation process for the extraction of a beryllium concentrate containing approximately 20% BeO. A second pilot plant program resulted in the development of a process for the treatment to the beryllium concentrate to produce beryllium hydroxide (“Be(OH)2”), an essential step prior to the production of beryllium master alloy and other beryllium-based products.

Hecla Mining Company of Canada Ltd. (“Hecla”) optioned the property from Highwood in August 1986. Hecla undertook a resource calculation for the T Zone and conducted some limited In-fill drilling in the T Zone. They also conducted a fairly extensive metallurgical testing program on the T Zone mineralization and a marketing study on beryllium. Hecla dropped its option in 1990.

Since 1990, Highwood has undertaken further exploration and evaluation activities on the property. Work has consisted of re-sampling drill cores, producing a computerized mineral resource estimate and other studies focused on assessing the viability of beryllium resources in the North T Zone such as metallurgy, marketing and environmental and permitting issues. Highwood has spent a total of approximately $12 million on the Thor Lake property since inception.

Over the past several years, Highwood has investigated the potential for commercial production of the Thor Lake, North T Zone beryllium deposit. Prior to the commencement of production, environmental permitting, mine planning, updated and detailed marketing and financial evaluations are required to be undertaken. A limited exploration program during the summer of 1998 allowed Highwood to further evaluate the economic potential of the North T Zone as well as other mineralized areas and partly fulfill obligations of Highwood’s Land Use Permit for the Thor Lake property. At present, a Land Use Permit valid to October 26, 2002 allows limited work on the property. A camp is present on the property which is currently in a care and maintenance state. Highwood made application for the continuation of the Land Use Permit prior to the expiry of the existing permit. It is anticipated that ThorNewco will make application for a new Land Use Permit following the completion of the Arrangement.

Previous operators conducted exploration for niobium and tantalum contained within the Lake Zone in the period from 1978 to 1987. During 2000, increases in the prices obtained for tantalum concentrates led to resurgent interest in as yet undeveloped tantalum deposits. At the same time, Highwood realized that in order to capitalize on this trend and obtain value from non-producing assets, it should consider an option of the Lake Zone and Elk Lake properties to a company which might have the financial and technical capabilities to further advance the project.

Since May 2001, and under the previously indicated Navigator Option, Navigator has conducted metallurgical testwork on re-sampled drill core on Lake Zone mineralization. This mineralization mainly consists of tantalum and niobium principally contained in the mineral tantocolumbite. Results of the metallurgical testwork are that a tantocolumbite concentrate can be made at reasonable recovery rates using new, more effective technology. The economic viability of the process and tantalum production as a whole has not yet been adequately assessed based on this work.

Navigator remains operator of the project although it has no specific plans for advancement of the project at the present time. It should be noted that subsequent to Navigator’s option of the Lake Zone property, tantalum prices have fallen substantially. Nevertheless, Navigator continues to hold its option in the property and is expected to re-evaluate its plans in the future.

Geological Setting

Most of the Thor Lake property is underlain by the Thor Lake syenite which in turn occurs in the center of the Grace Lake granite pluton. The Thor Lake Syenite and Grace Lake granite pluton in turn occur within the Blachford Lake Complex, a multi-phase batholith consisting of mildly alkaline gabro through increasing alkaline dorite, syenite and granite. The Blachford Lake Complex intrudes the 2.1 billion year old Archean rocks of the Yellowknife Supergroup.

Most of the deposits and showings on the Thor Lake property are hosted in altered syenite with the exception of the North T Zone deposit which is in altered granite. Beryllium, niobium, tantalum, yttrium and lanthanide mineralization occurs in a number of zones of late-stage alteration which appear to radiate outward from a large central zone of mineralization under the property.

The most common alteration minerals are albite, quartz, mica, chlorite, carbonate, soda-amphibole, iron oxide, fluorite, zircon and a variety of Be-Nb-Y lanthanide-bearing minerals and trace base metal sulphides. Some anomalous gallium occurs in North T Zone and South T Zone, however the distribution and mineralogy of the gallium is poorly understood.

Beryllium occurs in the mineral phenakite; yttrium occurs as xenotime with possibly some in allanite; cerium occurs mainly in bastnaesite and in sparse parisite and synchysite and niobium is in columbite with possible minor pyrochlore and ixiolite. Tantalum occurs as tantalocolumbite.

The economically significant concentrations of rare metals on the property are located in the T Zone and Lake Zone deposits.

T Zone

The North T Zone deposit occupies a circular area of intense alteration. In cross section and long section, this deposit is bowl shaped where most of the beryllium mineralization occurs as a series of concentric layers or subzones stacked within the bowl. Underlying the bowl structure is another mineralized alteration zone in the shape of a narrow trough structure, which reaches the surface just south of the North T Zone deposit, and then trends southeasterly where it widens to form the South T Zone deposit.

Lake Zone

Mineralization in the Lake Zone occurs in a large triangular shaped alteration zone made up of a heterogeneous assemblage of rock types representing several phases of potassic and sodic metasomatic replacement of the Thor Lake syenite. Exploration by Placer determined that significant grades and thicknesses of niobium and tantalum occur in dark magnetite rich areas in this alteration zone. Later work by Highwood, which included reassaying of the Placer drill core for yttrium and some infill drilling indicated some local concentrations of yttrium and zirconium as zircon in the Lake Zone.

Mineral Resources and Reserves

The following discussion respecting the North T Zone and South T Zone of the Thor Lake property is derived from the Allan Report. Information respecting the Lake Zone of the Thor Lake property is derived from the LeCouteur Report.

In 1976, Highwood discovered occurrences of uranium, tantalum and columbium (also known as niobium) on the property. Further exploration in subsequent years led to the discovery of other mineral occurrences of which the most significant is beryllium. Beryllium has many desirable properties, including its light weight, high melting point, high thermal conductivity, high electrical conductivity, high corrosion resistance, and low neutron capture in nuclear applications. With copper, it forms a beryllium-copper alloy that has greater strength and rigidity than copper alone and uses for this alloy represent the largest area of consumption for beryllium. Beryllium is also used in the manufacture of ceramic products and is used in nuclear and defence industries. Other metals of interest that may have some commercial interest as a by-product of beryllium production are yttrium and rare earths.

North T Zone

Unocal Canada estimated a beryllium-yttrium-niobium resource for the North T Zone during their evaluation of the property in 1985. This calculation was based on the information from surface work, drill holes and the decline which was available for examination at that time. These calculations were conducted under the supervision of the author of the Allan Report in 1985 while working for Unocal.

In 1987 Eugene Lindsey (“Lindsey”), an independent mineral consultant, completed a resource estimate for Hecla after it optioned the property. Lindsey’s calculations were done manually using vertical cross-sections and the end-area section method of calculating volumes and using a tonnage factor of 10.6ft3/ton. The assumptions used in his calculations were similar to those used in Unocal’s resource estimations. However, he was more rigid in the application of his assumptions and had additional information from drilling and from the decline. Lindsey utilized resource classifications similar to those in NI 43-101 and the CIM Standards. Although the estimates were not fully verified in the Allan Report, and do not meet the criteria under NI 43-101, the historic Lindsey estimate set forth below remains relevant. Lindsay’s calculations are as follows:

Indicated Mineral Resource:	460,000 tonnes @ 1.11% BeO;

Inferred Mineral Resource:	90,000 tonnes @ 0.82% BeO;
242,000 tonnes @ 0.70% to 0.80% BeO

South T Zone

Lindsey also calculated a Mineral Resource in the South T Zone. The density of the drill holes in this zone was considerably less and the geological interpretation and projections of mineralized zones much more speculative than in the North T Zone. Based on his analysis, Lindsay calculated an Inferred Mineral Resource of 1.1 million tonnes grading 0.62% BeO and 0.46% Nb2O5 in this zone. Again, although Lindsey utilized classifications similar to those in NI 43-101 and the CIM Standards, the Lindsey historical estimate does not meet the criteria for NI 43-101 but is still reported as remaining relevant.

Lake Zone

As a result of Highwood’s exploration program conducted between 1976 and 1979, a number of zones of rare-metal mineralization were located. The main focus of drilling by Placer was tantalum (“Ta”) in the Lake Zone, but tests conducted at that time showed the Ta was difficult to extract. In 1987-1988, due to the interest at the time in high-temperature superconducting metal-oxide ceramics that contain yttrium, the Lake Zone was again explored, this time for yttrium. As a result of recent advances in recovery of fine-grained columbite, in 2001 Navigator began to examine the tantalum potential of the Lake Zone, beginning with metallurgical testing of previously drilled core. Throughout the course of this exploration and testing, numerous internal reports and analyses regarding the mineral resources of the Lake Zone were prepared.

In 2001, Navigator retained Lakefield Research Ltd. (“Lakefield”) to conduct metallurgical processing test work on the Lake Zone sample material. A sample from an existing drill core was submitted to Lakefield for this test work in July 2001. At Lakefield, 21 samples from 18 drillholes were analyzed separately and combined to produce a composite head assay of 0.047% Ta2O5, 0.12% Y2O3, 5.20% ZrO2 and 1.55% REO in a 268 kg test sample. Lakefield reported that a process including grinding, desliming, low intensity magnetic separation followed by flotation produced a bulk concentrate that contained the major part of the Ta-Nb-REE-Y-Zr in the test sample. In a locked cycle test a concentrate with 19.7% of the original sample weight was reported to contain 74.8% of the Ta205, 65.3% of the Nb205 and 82.8% of the ZrO2. This concentrate was treated by a hydro-metallurgical process involving attack by NaOH, low temperature calcination, and water and hot HCl leaches. This allowed separation of zirconium, yttrium and rare earths into the leach solution while tantalum and niobium remain in the residues, from which Lakefield reported they are recoverable using standard metallurgical techniques. These results were more successful than previous attempts, and Lakefield has proposed further test work to identify and optimize treatment routes for Zr, RE, Y and Ta-Mb. Navigator, which has an option, is considering future plans for the property.

Interpretations and Conclusions

In the LeCouteur Report, LeCouteur reported that exploration by previous groups on Lease 3178 showed that the Lake Zone is a very large volume of altered syenite which underlies an area of about 2 km2 seen in sparse outcrops and scattered trenches, but mainly delineated by the 51 holes (total 5,648m) drilled between 1978 and 1988. Occupying an area about half the size of the Lake Zone is a more severely altered core that contains high levels of rare metals, particularly Ta, Nb, Zr, Y and REE. This mineralization has been interpreted by others to have the form of subhorizontal sheets, although in LeCouteur’s opinion, it is difficult to correlate either lithologies or assays from hole to hole in detail, or over any great distance. Despite the considerable number of holes, drilling has still not adequately tested the entire area, the drillholes are scattered unevenly, and many appear to have been too short to reach the bottom of the mineralization. The size of the resource has therefore not been well-defined by the drilling done to date. An historical estimate has been made that the Lake Zone contains 64 million tonnes with 0.03% Ta, 0.4% Nb, 1.6% REE, and 3.5% Zr, but the basis for this calculation is not known, and it does not include the many holes drilled after 1981. In LeCouteur’s opinion, the historical estimate clearly is not an adequate estimate of the true size and grade of the Lake Zone rare-metal mineralization nor does it meet the criteria under the NI 43-101 and CIM Standards of a Mineral Resource.

Tantalum is the chief metal of economic interest in the Lake Zone. The size and grade of the resource are not precisely known, but lack of size or grade of Ta are not the chief obstacles to further exploration and exploitation of the Lake Zone. It is the metallurgical difficulties in recovering the Ta that have prevented further developments. Attempts by many methods and at various metallurgical testing labs between 1978 and 1985 to recover ferrocolumbite, which is fine-grained, brittle, and often needle-like, were all unsuccessful.

In 2001, Navigator learned that new methods for extracting Ta from fine-grained disseminated mineralization had been developed by Lakefield, who is familiar with the Lake Zone material from previous testing. These new testing methods indicated the Lake Zone might be amenable to treatment for Ta by these methods. A 268 kg sample with a composite grade of 0.047% Ta2O5 was retrieved from old core (18 holes) stored at Thor Lake, and was submitted to Lakefield. A process was developed at Lakefield to recover about 75% of the Ta2O5 in a bulk low-grade concentrate by flotation, which can be treated by a hydrometallurgical process in which the REE, Y and Zr are leached out and the Ta and Nb remain in the residue, from which Lakefield reported they can be extracted by standard metallurgical methods.

Recommended Exploration and Development

North T Zone and South T Zone

A number of reports and assessments have been prepared by Dynatec and other evaluators of the Thor Lake mineral resource for an effective work program for the Thor Lake property. The recommended work programs range from the establishment of a pilot plant to test the process of converting beryllium to beryllium oxide, at a cost of at least $1.0 million, to the conducting of further exploration work to determine the existence of other metals with a joint venture partner. In the Allan Report, Allan makes a number of recommendations to exploit the mineral resources of the North T and South T Zones as follows:

•	The deposit can be mined by open pit methods on a seasonal basis.

•	Although the resources are classified as Indicated and Inferred Resources, and Highwood’s latest computer generated resource is considered in progress, there appears to be adequate beryllium resources for the size of the mining operation proposed by Highwood.

•	A process to concentrate the main beryllium-bearing mineral phenakite has been developed and patented.

•	A process flowsheet for the conversion of phenakite concentrate into beryllium compounds of acceptable product purity and recovery of values has been designed.

•	More pilot plant testing on a continuous basis is required to optimise the concentrating and chemical conversion processes and to specify criteria for commercial design.

•	The most critical factor in the Thor Lake project is the marketing of the product.

•	In order to be potentially economic, the overall project will likely need to be vertically integrated so it can produce and market high value beryllium products.

•	Highwood needs a partner or partners with the facilities and expertise in producing value added beryllium products.

•	The purpose of the proposed work program is to bring the property up to the feasibility stage. It is directed toward marketing, metallurgical processing and regulatory requirements and community relations, the three most important remaining parameters that have to be determined before a full feasibility study can be produced.

•	A strong effort must be made to sell this project to the local communities so that they will be in general agreement that the project should proceed.

The directors and management of ThorNewco are expected to consider the recommendations contained in the Allan Report in establishing a work plan for the North T Zone and South T Zone following the completion of the Arrangement.

Lake Zone

In the LeCouteur Report, LeCouteur makes a number of recommendations to further exploit the mineral resources of the Lake Zone as follows:

•	Further exploration of the Lake Zone is critically dependent on success in metallurgical attempts to recover Ta and perhaps other elements. The size and grade of the resource seems less important, as the deposit is already known to be large even if currently poorly quantified. Until an economically feasible extraction process is developed, no exploration aimed at better defining the size and grade of the deposit can be recommended.

•	If the small-scale metallurgical testing to recover Ta, both done to date and under consideration, is considered sufficiently encouraging, a larger sample will be needed to continue this work on a bigger scale, and to confirm the methods are effective on a variety of material. This will require a bulk-sampling program on the property. Trenching would be the simplest and cheapest, but the range of material will be limited to the exposures available south of Thor Lake. Drilling, probably with a large diameter drill, offers a better opportunity to obtain more representative material, but the large part of the Lake Zone under Thor

Lake can only be drilled from ice in the winter. Mineralogical work to characterize the range of material present in the Lake Zone will be a necessary preliminary aid to the metallurgical testing.

•	If this more extensive metallurgical testing shows that it is economically feasible to produce Ta, and perhaps other elements (e.g., Nb, REE, Y or Zr) as byproducts, then the tonnage and grade of the Lake Zone, or some sufficiently large selected portion of it, will need to be more accurately determined. The previous extensive drilling should first be reviewed and a contemporary estimate of the resource made. To define the Ta grades and limits, both laterally and in depth, of the core part of the Lake Zone to the level of certainty necessary to plan a mining operation would require further drilling, the scope and location of which will emerge from the review of the 1978-1988 drilling and resource calculation suggested above.

Elk Lake Property, Northwest Territories, Canada

The Elk Lake property consists of a single mining lease, in which Highwood holds a 50% ownership interest. Renewal of the existing lease must be applied for prior to its expiry date of January 29, 2009. The property is located approximately 10 km northeast of the Thor Lake property along the north shore of Great Slave Lake in the Northwest Territories. The property contains tantalum and niobium mineralization hosted by a pegmatite dike. In the 1950’s, mineral production from a small pit was undertaken, but the pegmatite occurrence remains not well delineated and few reports, maps or other information are available for the property.

On May 25, 2001, a letter of intent was signed between Highwood and Navigator concerning the exploration, development and production of minerals contained on the Elk Lake property. The letter of intent outlines the basic terms and conditions under which a proposed option would be granted to Navigator. No formal option agreement was entered into. Notwithstanding this, Navigator commenced its exploration activities on the Elk Lake property during the summer of 2001. Highwood has received an initial option payment of $4,000 with respect to the Elk Lake property but the first anniversary payment was not made. Navigator has subsequently notified Highwood that due to the downturn in the market price for tantalum, it would not be pursuing its option. There are no current work plans for this property.

Mikwam Gold Property, northeastern Ontario, northwestern Quebec

Property Description and Location

Highwood, through its wholly owned subsidiary 2782316 Canada Inc., currently holds a 59.88% interest in the Mikwam property. Highwood is the operator of the property in a joint venture with Newmont Exploration of Canada Ltd. and Freewest Resources Canada Inc. The Mikwam property is located along the Ontario/Quebec provincial boundary, approximately 140 km northeast of Timmins, Ontario. The property is accessed principally by helicopter, although in winter, a winter road can be used.

History, Exploration and Drilling

Over the past several years, many of the claims formerly part of the property have been allowed to lapse by Highwood and its joint venture partner, primarily due to funding limitations. Until September 1999, the property consisted of a total of 588 staked claim units covering approximately 9,518 hectares. The claims have various expiry dates for which annual assessment work is required to keep the claims in good standing. A limited geophysical program was completed on the Mikwam property in September 1999. Assessment work credits generated from this program were applied to a core group of claims, which were due to expire in 1999. As of September 30, 2002, the property consists of 80 staked claims in Noseworthy Township, Ontario, and 12 staked claims in Dieppe Township, Quebec distributed in two, non-contiguous claim blocks located approximately 11 km apart. The entire area of this property is approximately 3,415 hectares. The core group of claims in Noseworthy Township contains the most significant exploration results and sufficient assessment work credits have been earned to maintain this core group of claims until approximately February 2004. Additional work would be required in order to hold the claims past these expiry dates.

Geological Setting and Mineral Resources

The Mikwam property is situated along the western extension of the Casa Berardi Break, a geologic structure which hosts known gold deposits. Base metal deposits are also known within the rock units interpreted to be located along strike of the property. At the present time, the Mikwam property principally covers the A8 geological domain. The A8 geological domain is characterized by pervasive sericite - ankerite alteration, locally abundant quartz veining, silicification, sulphidization and gold mineralization. To date, the best defined, most continuous zone of alteration and gold mineralization is within the A8 zone. Due to the widespread and thick overburden, bedrock, exposure on the property is virtually absent. Consequently, soil geochemical and geophysical work and diamond drilling are the exploration techniques that have been used on the property. Drill results in previous work programs returned up to 5.28 g/t of gold (“Au”) over 5.27 metres in the A8 Zone. Additional drilling completed in winter 1997 tested the A8 Zone, as well as other geochemical and geophysical anomalies on the property. In all, 11 diamond drill holes totalling 3670.4m were completed on the property in the winter 1997 drill campaign. Results of the 1997 drill campaign show that a 3200m vein located within the A8 Zone contains ore grade gold mineralization, has a steep to moderate westerly plunge, and is open at depth. Mineralization of 2.019 g/t Au over a core length of 28.7m, including 5.402 g/t Au over 2.1m was intersected in one of the drill holes. Holes testing other areas of the A8 Zone returned anomalous gold values hosted by sericite-ankerite altered rocks, and/or quartz-ankerite-pyrite veins. No resource estimates have been calculated for any zones on the Mikwam property.

A program of geochemical sampling was completed over portions of the property in the summer of 1998 in order to fulfill assessment work obligations for the claims which were due to expire in the fall of 1998. The soil geochemical program found several areas of anomalous gold or base metal content in soil unrelated to previously known bedrock mineralization. The airborne geophysical program completed in September 1999 acquired more detailed magnetic data over the A8 Zone and vicinity.

Future Exploration Plans

Proposed work recommended for the Mikwam property includes data compilation and digitization, re-assessment of geophysical and geochemical anomalies, additional geophysical surveying, and diamond drilling in the A8 zone.

Yellow Giant Property, British Columbia

Property Description and Location

Trader Mines Ltd., a wholly owned subsidiary of Highwood, holds a 39% interest in the Yellow Giant gold and base metals property, located on Banks Island, near Prince Rupert, B.C. The property is operated by Doublestar Resources Ltd. Highwood does not hold exploration or operating rights to the property. The property currently consists of 6 staked claims containing a total of 59 claim units and covering approximately 2,800 hectares (6,918.69 acres). The current claim group is valid until assessment due dates in June 2003 and June 2004. The property is subject to a 10% net profits royalty. The property can be accessed by boat, helicopter or float plane from Prince Rupert, B.C. Topography in the area is rugged and vegetation is typical coastal B.C. coniferous rainforest. Precipitation is heavy.

History, Exploration and Drilling

Gold mineralization was discovered by Falconbridge Minerals (“Falconbridge”) in 1960 during a regional exploration program. Subsequent exploration programs by Falconbridge on the property lead to the discovery of three main areas of significant gold mineralization. Additional work was conducted between 1975 and 1995 consisting of prospecting, geological mapping, geochemical sampling, resensitivity surveys, pack sack and diamond drilling. Some environmental clean up of the property occurred in 1995 and again in 1998. Other than this environmental clean up, the Yellow Giant property has been largely dormant since the late 1980s.

The Yellow Giant property is located within the Coast Plutonic Complex, a series of intermediate to basic plutons intruding metamorphosed sedimentary and volcanic rocks. The property itself is underlain by zoned intrusions and a northwesterly-trending belt of metasedimentary rocks, cross-cut by east-west and northwest-trending faults.

Mineral Resource Estimates

Historical resource estimates were prepared at various times on the Yellow Giant property. The historical estimates show that known mineralized zones on the property are relatively small in tonnage, and likely could not support a mine operation. The historical estimates lack critical information including parameters used in the resource estimate, and do not meet the criteria for disclosure as outlined in National Instrument 43-101 and the CIM Standards and therefore are not included in this document.

Future Exploration Plans

Gold mineralization is present however it is considered uneconomic at this time. The economics of the property should be re-evaluated in light of the present higher gold prices. It is recognized that the size of the zones is relatively small and that project economics would likely be enhanced by the discovery of additional tonnage of mineralization.

FUTURE BUSINESS ACTIVITIES OF THORNEWCO

ThorNewco will be a mineral exploration and development company that owns the ThorNewco Assets. These assets consist of the Thor Lake beryllium and other rare metals property and the Elk Lake tantalum property, both located in the Northwest Territories, the Mikwam gold property located near Timmins, Ontario, and the Yellow Giant gold and base metals property located on Banks Island near Prince Rupert, British Columbia. The following is a discussion of the anticipated future business activities of ThorNewco following the completion of the Arrangement.

The Mikwam property is located along the Ontario/Quebec provincial boundary and is part of a joint venture with Newmont Exploration of Canada Ltd. and Freewest Resources Canada Inc. The property has been examined since 1990 by predecessor companies. The resource of primary interest is gold. The Mikwam property lies on the western extension of the Casa Berardi greenstone belt which has, in the past, witnessed gold production from several mines. The most recent activities on the Mikwam property have included airborne electro-magnetic and magnetic surveys which, due to monetary constraints and other corporate priorities, had not been followed up until very recently. This work has identified numerous geophysical anomalies, some of which are coincidental with geochemical anomalies found in prior work. The proposed work program for the Mikwam property will include a review of all existing data, opening a dialogue with its joint venture partners and conducting ground geophysical work to detail the air-borne geophysical anomalies which is expected to lead to drill testing of the A8 zone. The cost of this program is estimated to be $510,000.

The Thor Lake property is located 100 km from Yellowknife, Northwest Territories and contains rare-metal beryllium and tantalum deposits. The mineral leases constituting the Thor Lake property have been examined for numerous and varied commodities over a period of 25 years and are believed to host one of the world’s richest undeveloped beryllium deposits and one of North America’s largest but undelineated tantalum deposits. Both metals are widely used in fabricating electronic components for electronic markets. Although these markets are currently experiencing an economic downturn, demand for these commodities is expected to rebound as economic activity and demand for electronic components increase. The technology to process the beryllium resources situated in the Thor Lake property currently exists. Work conducted in the past for Highwood by Navigator for the exploitation of the tantalum mineralization has also led to the possibility of by-production of chemical zirconia. ThorNewco will endeavor to advance the necessary permits to attain beryllium production on the Thor Lake property by establishing relations with locally interested peoples and strategic relations with beryllium consumers, and by continuing metallurgical research on various of the commodities. Anticipated expenditures on these programs over a two-year period are expected to be approximately $100,000. ThorNewco is being carried in respect of certain tantalum work being performed by Navigator.

The Yellow Giant property is situated on Banks Island near Prince Rupert, British Columbia. ThorNewco will have 39% interest in this property with Doublestar Resources Ltd. holding a 61% interest. Falconbridge Ltd. holds a 10% net profits royalty. Doublestar is the venture operator. ThorNewco does not anticipate any further activity on the property in the near future. Any activity by Doublestar could result, upon election, in further monetary involvement if review of existing data and Doublestar’s proposed activity warrants. Estimated expenditures in such a review would approximate $10,000.

It is anticipated that following the Arrangement, ThorNewco will be headquartered in Vancouver. Efforts are underway to secure office and storage space with the intent on sharing facilities with other junior resource concerns so as to minimize overhead and administrative expenses. These expenses will be tightly managed so as to preserve the treasury and ensure that all funds expended are absolutely necessary in the advancement of ThorNewco’s business plan.

The new board of directors of ThorNewco share a vision of the company developing into a progressive junior resource company. Once a complete management team is put into place, work will commence on evaluating the ThorNewco Assets and pursuing additional financing. With approximately $1.75 million in the treasury, the board of directors of ThorNewco will be well positioned to evaluate any new and interesting opportunities that may be brought to its attention and which have the potential of increasing shareholder value.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial position of ThorNewco as at September 30, 2002 prior to and after giving effect to the Arrangement is summarized below.

		September 30, 2002
	September 30, 2002	(Post Arrangement)

Assets
Current	$1.00	$1,750,001
Mineral Properties	—	$900,002
Liabilities	—	—
Shareholders Equity	$1.00	$2,650,003

PRINCIPAL SHAREHOLDERS

Following the completion of the Arrangement and the distribution of ThorNewco Shares contemplated thereby, to the knowledge of Highwood and ThorNewco, no person is expected to own of record or beneficially, directly or indirectly, or exercise control or discretion over, more than ten (10%) percent of the issued and outstanding ThorNewco Shares except as stated below.

The proposed directors of ThorNewco are expected to own of record or beneficially, directly or indirectly, 6,055 ThorNewco Shares, representing less than one (1%) percent of ThorNewco’s issued and outstanding shares. Following the completion of the Arrangement, ThorNewco will be a company owned by Highwood’s Shareholders in accordance with the election made by such Shareholders, subject to proration. Dynatec is providing the Cash Available and will become the indirect owner of one ThorNewco Share for every $0.145 of the Cash Available that is distributed to Highwood Shareholders. If all of the Cash Available is distributed, Dynatec will own 25% of the ThorNewco Shares. In addition, if there are Dissenting Shareholders, and the Arrangement is completed, Dynatec will also remain the indirect owner of the ThorNewco Shares such Dissenting Shareholders would have received but for the exercise of their Dissent Rights. Depending upon the number of Dissenting Shareholders, Dynatec may own as much as an additional 5% of the ThorNewco Shares following the Arrangement. If Dynatec waives certain conditions in the Arrangement Agreement, it could own in excess of an additional 5% of the ThorNewco Shares.

DIRECTORS

The board of directors of ThorNewco is presently comprised of one director. It is anticipated that immediately prior to the Arrangement, a new board of directors will be appointed. Each newly appointed director elected will serve until the next annual meeting of shareholders or until a successor is elected or appointed. Following the completion of the Arrangement, the board of directors is expected to establish an Audit Committee, Corporate Governance Committee and Compensation Committee and appoint officers with applicable industry and business experience.

The following table sets out the name, municipality of residence, present position held with ThorNewco and the principal occupations during the last five years (unless otherwise indicated) of those persons expected to be appointed as directors of ThorNewco prior to the Arrangement and the number of ThorNewco Shares expected to be held by such director or officer after giving effect to the Arrangement.

ThorNewco Common
Shares and
Name and			Percentage Held or
Municipality of		Principal Occupation during	Controlled After
Residence	Position	Preceding Five Year Period	Arrangement

Dr. David Trueman Richmond, B.C.	President, CEO and Director	Consulting Geologist since 1989.	5,055 (0.001%)

James Currie Abbotsford, B.C	Director	Operations manager of Ivanhoe Mines Ltd. between August 1999 and October 2002, Vice President of Behre Dolbear & Co. Ltd., an independent mining consultancy firm between February 1998 and August 1999; C.O.O. of Cornucopia Resources Ltd. between June 1997 and February 1998.	—

James Roxburgh Bolton, Ontario	Director	Independent mining consultant since 2001; Vice President of Business Development of Dynatec Corporation between 1998 and 2001; prior thereto, V.P. Operations with Dynatec Mining Ltd. since 1995.	—

Roy Hudson Calgary, Alberta	Director	Lawyer; Partner with Borden Ladner Gervais LLP since July 2002; prior thereto, partner with Armstrong Perkins Hudson LLP since January 1999; prior thereto, partner with Ogilvie and Company since 1988.	—

Neville Simpson Kenosha, Wisconsin	Director	Director of Marketing, South American Operations, Snap-On Incorporated	1,000 (0.001%)

Philip Martin Oakville, Ontario	Director	Independent financial consultant since 1998; director, V.P. Financial with First Associates Investments Inc. between 2000 and 2002; prior thereto and managing partner of investment banking with Gordon Capital Corporation between 1995 and 1998.	—

The following is a brief description of the anticipated directors of ThorNewco after giving effect to the Arrangement.

Dr. David Trueman, P.Geo. — Director, President and Chief Executive Officer

Dr. Trueman is a consulting geologist who has been involved in the mineral industry for 40 years. His experience includes geological, geophysical and geochemical exploration of precious, base-metal, rare-metal and industrial mineral deposits, project initiation, mine production, metallurgical research, project feasibility, senior corporate management and project finance. Dr. Trueman is currently a director of Highwood and has been a director and officer on a number of public and private mining and mineral companies during his career.

James Currie, P.Eng. — Director

Mr. Currie was the Operations manager of Ivanhoe Mines Ltd. and a member of the board of directors of Myanmar Ivanhoe Copper Company between August 1999 and October 2002. As Operations Manager for Ivanhoe, Mr. Currie was responsible for Ivanhoe’s copper operations in Myanmar including an open pit, heap leach SX/EW mine producing approximately 25,000 tons per year of LME Grade A copper cathode, and a development project which is expected to produce 125,000 tons per year of copper cathode. Prior to joining Ivanhoe, Mr. Currie was Vice President of Behre Dolbear & Co. Ltd. of Vancouver, B.C., an international mining consultancy firm, where he conducted reviews, studies and valuations of a number of foreign and domestic mining properties and projects.

James Roxburgh — Director

Mr. Roxburgh, P.Eng., is a senior minerals management executive with experience in operations, finance, marketing and business development. Mr. Roxburgh has been involved in the mining industry since 1966 having worked in positions ranging from mine manager to Vice-President (Environment and Technology) with Rio Algom until 1990. In 1993, he joined MMCL as V.P. Operations and, in 1995 joined Dynatec as V.P. Operations. More recently, Mr. Roxburgh was CEO and Chairman of Highwood between September 1999 and June 2001 and President of Highwood between November 1999 and May 2000. Since then, Mr. Roxburgh has been an independent mining consultant.

Roy Hudson — Director

Mr. Hudson is a Calgary, Alberta based lawyer whose practise focuses primarily on publicly traded junior resource companies. Mr. Hudson is currently a partner with the national firm of Borden Ladner Gervais LLP and is a director and officer of a number of TSX and TSX-V listed companies.

Neville Simpson — Director

Mr. Simpson is currently a director of Highwood and is the Director of Marketing, South American operations for Snap-On Incorporated, a major equipment supplier to the mining industry.

Philip Martin — Director

Mr. Martin is an independent financial consultant who has a diverse and extensive background in business management, corporate and international finance and resource operations, planning and management. Mr. Martin is currently an independent director of Southern Era Resources Limited, a publicly traded mining company on the TSX. He is a former director and Vice-President Finance of First Associates Investments Inc. He is also a former director and Managing Partner, Investment Banking of Gordon Capital Corporation where he focused on the mining sector.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the best of the knowledge of ThorNewco, no anticipated director is or within the past 20 years has been a director or officer of an issuer that was the subject of a cease trade order or similar order or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to any proceedings or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or has had any penalties or sanctions imposed upon him by a court relating to Canadian securities legislation.

Compensation of Executive Officers and Directors

No compensation has been paid to any director or executive officer of ThorNewco since incorporation. It is anticipated that following the Arrangement, compensation will be paid to executive officers commensurate to industry standards and the nature of ThorNewco’s business and affairs. It is also expected that directors will receive a fee per meeting of the board of directors. All such compensation is anticipated to be approved by the Compensation Committee prior to implementation.

STOCK OPTIONS

At the meeting, Highwood Shareholders will be asked to approve the adoption of a new stock option plan for ThorNewco. See “Other Matters to be Brought Before the Meeting — Approval of ThorNewco Stock Option Plan” for details of the new ThorNewco Stock Option Plan. No stock options have been issued since incorporation of ThorNewco and as at the effective date hereof, there are no options to purchase ThorNewco Shares issued or outstanding. Provided that the ThorNewco Stock Option Plan is approved, it will be administered by the ThorNewco board of directors.

ESCROWED SECURITIES

ThorNewco does not currently have, nor following the Arrangement will it have, any shares held in escrow.

LONG TERM INCENTIVE PLANS

ThorNewco does not currently have, nor following the Arrangement will it have, any long term incentive plans, other than stock options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No officer or director of ThorNewco is or has at any time since incorporation been indebted to ThorNewco.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors, officers, and promoters of ThorNewco may be subject with respect to the future operations of ThorNewco. Certain of the directors may serve as directors and/or officers of other companies and have significant shareholdings in other companies. Situations may arise where the directors, officers and promoters, of ThorNewco will be engaged in direct competition with ThorNewco. Any conflicts of interest will be subject to and governed by the laws applicable to directors’ and officers’ conflict of interest.

DESCRIPTION OF SHARE CAPITAL

ThorNewco is authorized to issue an unlimited number of common shares, all without nominal or par value. As at the effective date of this Information Circular, ThorNewco has one (1) common share issued and outstanding. Following the completion of the Arrangement, ThorNewco will have 23,889,395 common shares issued and outstanding.

The Common Shares shall have attached to them the rights, privileges, restrictions and conditions as hereinafter set forth.

(a)	Except for meetings at which only holders of another specified class or series of shares of Highwood are entitled to vote separately as a class or series, each holder of a ThorNewco Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of ThorNewco.

(b)	Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of ThorNewco, the holders of the ThorNewco Shares are entitled to receive dividends if, as and when declared by the directors of ThorNewco.

(c)	Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of Highwood, the holders of the ThorNewco Shares are entitled to share equally in the remaining property of ThorNewco upon liquidation, dissolution or winding-up of ThorNewco.

CAPITALIZATION

The following table outlines the capitalization of ThorNewco as at September 30, 2002 both before and after giving effect to the Arrangement. This table should be read in conjunction with the pro forma financial statements and the accompanying notes thereto attached as Schedule 12 to this Information Circular.

			Outstanding as at
			September 30, 2002
		Outstanding as at	After Giving Effect
Type of Security	Authorized	September 30, 2002	to the Arrangement

Common Shares	Unlimited	1	23,889,395
		($1.00)	($2,650,003)

PRIOR SALES

The following table sets forth the issuance of Common Shares of ThorNewco since incorporation and the number of Common Shares subject to issuance pursuant to the Arrangement.

Date of Issuance	Number of Securities/Class	Consideration

September 27, 2002	1 common share	$1.00
Effective Date of Arrangement(1)	23,889,394	$2,650,002

Notes

(1)	Represents shares of ThorNewco to be issued in conjunction with the completion of the Arrangement.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by ThorNewco since incorporation which can reasonably be regarded as presently material is the Arrangement Agreement dated October 25, 2002 between ThorNewco, Highwood, Dynatec and Dynatec Newco. A copy of the Arrangement Agreement is attached as Schedule 2 to this Information Circular.

DIVIDEND POLICY

Since incorporation, ThorNewco has not paid any dividends on its common shares. It is anticipated that ThorNewco will retain any future earnings to finance future growth and accordingly, there is no current expectation that ThorNewco will pay dividends on its Common Shares.

LEGAL PROCEEDINGS

There are no legal proceedings involving ThorNewco or the ThorNewco Assets which are known to the management and board of directors of Highwood and ThorNewco, nor are any such proceedings known by ThorNewco to be contemplated.

RISK FACTORS

ThorNewco has identified the following risk factors associated with conduct of its business after giving effect to the Arrangement. These factors should be considered by Highwood Shareholders in approving or not approving the Arrangement.

Limited Operating History

ThorNewco was established for the express purpose of participating in the Arrangement and to hold the ThorNewco Assets following the completion of the Arrangement. Consequently, ThorNewco has no history of business operations nor has it generated any revenue to date. ThorNewco is generally subject to the risks inherent in the establishment of a new business enterprise. Although ThorNewco will hold mining properties with exploration potential, the likelihood that ThorNewco will be able to generate revenues, profits or capital gains sufficient to pay its future obligations must be considered in view of the problems, expenses, difficulties and delays frequently encountered in connection with the development of a new business. Shareholders of ThorNewco must be prepared to rely solely upon the ability, expertise, judgment, discretion, integrity and good faith of ThorNewco’s directors and future management in all aspects of the development and implementation of ThorNewco’s business strategy and business plan.

Requirement for Additional Capital

Following the completion of the Arrangement, ThorNewco will have cash of approximately $1.75 million. In order to explore and exploit the ThorNewco Assets in accordance with a recommended work plan, ThorNewco will require additional working capital. In order to obtain additional capital, ThorNewco may need to raise funds through public or private debt or equity financing. Such financing may also be required if it incurs operating losses or requires substantial capital investment, or in order for ThorNewco to respond to unanticipated competitive pressures or to take advantage of unanticipated opportunities. There can be no assurance that additional financing will be available on terms favourable to ThorNewco, or at all. If adequate funds are not available or are not available on acceptable terms, ThorNewco may not be able to continue its expansion to take advantage of market opportunities, develop new products, explore or acquire properties or otherwise to respond to competitive pressures or continue to be viable. Such inability could have a material adverse effect on ThorNewco’s business, financial condition and results of operations.

Risks Associated with Reserve Estimates

Much of the discoveries of various minerals on the ThorNewco Assets are not subject to quantification as mineral reserves but rather are classified as mineral resources. Significant additional work will be required to confirm whether the current resources can be classified as reserves and whether such reserves are economically exploitable.

There is a degree of uncertainty attributable to the calculation of resources, reserves, mineralization and corresponding grades being mined or dedicated to future production. Until resources are classified as reserves and reserves or mineralization are actually mined and processed, the quantity of mineralization and reserve grades must be considered estimates only. In addition, the quantity of reserves and mineralization may vary depending on commodity prices. Assuming reserves are established, material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of ThorNewco’s properties.

Material changes in mineralization, grades, stripping ratios or recovery rates may affect the economic viability of any project. Estimates relating to mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geologic formations and work interruptions. Short term factors, such as the need for orderly development of mineralized bodies or the processing of differing grades and character or mineralization, may also have an adverse affect on mining operations and on the results of operations.

Risks Associated with Exploration and Mining Activities

1.	Exploration for industrial and other minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. There can be no assurance that exploration efforts will result in the discovery of mineralization or that any mineralization discovered would ever qualify as commercially mineable ore which can be legally and economically exploited. If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.

2.	Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect ThorNewco’s activities.

3.	Highwood has investigated its right to explore and exploit the ThorNewco Assets and, to the best of its and ThorNewco’s knowledge, those rights are in good standing. However, this should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

4.	The mining business is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

5.	ThorNewco anticipates that it will obtain insurance against risks that are typical in the operation of its business and in amounts which it believes to be reasonable. There is no assurance it will obtain such insurance or, if obtained that said insurance will not contain exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting injury.

6.	ThorNewco’s future mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of exploring for minerals and the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that ThorNewco would not proceed with exploration activities on any of its properties or the development of a mine or mines.

7.	In the normal course of business, mining companies seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary government permits is a complex and time consuming process involving numerous jurisdictions. The duration and success of each permitting effort are contingent upon many variables not within ThorNewco’s control. In the context of environmental protection permitting, including the approval of reclamation plans, ThorNewco must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the regulations implemented by the permitting authority.

8.	ThorNewco will compete with other companies for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Many of these companies have greater financial and technological resources than ThorNewco.

Dependence on Key Personnel

Although ThorNewco’s anticipated board of directors are experienced industry professionals, the company’s future success will depend upon the continued service of such directors and the ability of ThorNewco to secure and retain an experienced management team. Future employees of ThorNewco may terminate their employment at any time and competition for qualified employees in the mining industry is significant. The loss of the services of key personnel including key directors could have a material adverse effect upon ThorNewco’s business, financial condition and results of operations.

Conflicts of Interest

Certain of the directors of ThorNewco are also directors and/or officers and/or shareholders of other natural resource companies. Such associations may give rise to conflicts of interest from time to time. The directors of ThorNewco are required by law to act honestly and in good faith with a view to the best interests of ThorNewco and to disclose any interest which they may have in any project or opportunity of ThorNewco. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict may disclose his interest and abstain from voting on such matter. In determining whether or not ThorNewco will participate in any project or opportunity, the directors will primarily consider the degree of risk to which ThorNewco may be exposed and its financial position at the time.

Dividends

ThorNewco intends to invest all available funds to finance the growth of ThorNewco’s business and therefore investors cannot expect to receive a dividend on ThorNewco’s shares in the foreseeable future.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditor of ThorNewco is Davidson and Company, Chartered Accountants, Suite 1200, 609 Granville Street, Vancouver, B.C., V7Y 1G6.

It is anticipated that Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 will be the registrar and transfer Agent of ThorNewco after giving effect to the Arrangement.

APPENDIX B — DETAILED INFORMATION CONCERNING HIGHWOOD RESOURCES LTD.

The following is a detailed description of the business and affairs of Highwood Resources Ltd. Capitalized terms used in this Appendix B shall have the meaning ascribed thereto in the “Glossary of General Terms” and in the “Glossary of Geological, Technical and Mineral Terms”.

GENERAL CORPORATE INFORMATION

The head office of Highwood is located at Suite 715, 734 7th Avenue S.W., Calgary, Alberta, T2P 3P8. Highwood’s registered office is located at Suite 810, 100 King Street West, Toronto, Ontario, M5X 1A9.

Highwood was originally incorporated as Highwood Mines Ltd. on June 18, 1975 under the laws of the Province of Alberta. On February 25, 1976, it changed its name to Highwood Resources Ltd. On July 31, 1996, Highwood continued under the laws of the province of Ontario. Subsequent thereto, on January 1, 1997, Highwood amalgamated with Mountain Minerals Co. Ltd. (“MMCL”) and three of its operating subsidiaries, Limeco Products Limited, Kaybee Enterprises Ltd. and Mountain Minerals Northwest Co. Ltd. Effective January 1, 1999, Highwood acquired all of the issued and outstanding shares of Canada Talc Limited (“Cantalc”) and 551745 B.C. Ltd. (“551745”). On January 1, 2001, Highwood completed a vertical amalgamation with Cantalc and 1450393 Ontario Inc., which was the successor company to 551745 as a result of 551745’s continuance into the Province of Ontario.

The Common Shares of Highwood trade on the TSX and are quoted on the OTCBB.

GENERAL DEVELOPMENT OF THE BUSINESS OF HIGHWOOD

Following its incorporation as Highwood Mines Ltd. in 1975, Highwood’s business consisted of both mineral exploration activity and participation in oil and gas production. By 1985, Highwood’s principal business operations emphasized mineral exploration and development. All of Highwood’s oil and gas interests were sold by mid-1987.

Between 1975 and 1989, Highwood had acquired varying interests in a number of base metal and gold exploration properties including the Thor Lake beryllium and rare metals property located in the Northwest Territories and a Greenland specialty mineral venture interest.

In March 1996, MMCL acquired a 34% controlling interest in Highwood from Conwest Exploration Company Limited. Under a plan of arrangement completed in August 1996, MMCL became a wholly owned subsidiary of Highwood. On January 1, 1997, Highwood, MMCL and three of MMCL’s operating subsidiaries amalgamated and continued as Highwood Resources Ltd. At the time of the amalgamation, MMCL and its subsidiaries were producers of barium sulphate, silica and zeolite products as well as limestone and gypsum products. In addition to these industrial mineral assets, MMCL through its wholly-owned subsidiaries, 2782316 Canada Inc. and Trader Mines Ltd., also held other mining assets including the Mikwam property located in Ontario and Quebec and the Yellow Giant property located in British Columbia.

In January 1999, Highwood acquired all of the shares of Cantalc, a privately held Ontario company and one of Canada’s oldest industrial mineral companies, having operated since 1881. At the time of the acquisition, Cantalc mined, processed and marketed a variety of talc mineral products throughout North America for a wide variety of applications. Cantalc’s assets included mining and processing facilities located in Madoc, Ontario and processing facilities located at Marmora, Ontario. The acquisition of Cantalc resulted in the expansion and diversification of Highwood’s industrial minerals product lines and enabled Highwood to expand its existing product markets. Management of Highwood believes that the proximity of the Marmora processing facility to ports in Oshawa and Toronto will allow Highwood to expand existing and future imports and exports of a variety of industrial minerals which in turn will enable Highwood to continue its growth and expansion in the “high-value added” micronized fillers sector of its business. Since acquiring Cantalc, Highwood has continued to utilize a number of Cantalc’s product trade names, including Cantal and Dolfil as these trade names are recognized and respected symbols of high quality talc and dolomite products.

In September 1999, Dynatec acquired a controlling interest in Highwood from Royal Oak Mines Inc. which had previously acquired a controlling interest in Highwood in 1993. Dynatec currently owns approximately 42.5% of the Highwood Common Shares. See “Principal Shareholders”.

NARRATIVE DESCRIPTION OF THE BUSINESS OF HIGHWOOD

Overview

Highwood has three principal lines of business. The first line of business, which is conducted in Western Canada, Ontario and China, is the production, manufacture and marketing of industrial minerals. In western Canada, Highwood mines and produces silica sand and quartzite rock in British Columbia at its Moberly quarry and processing facility. Highwood also mines zeolites at its Ranchlands property near Cache Creek, B.C. which it then transports to its Lethbridge, Alberta processing facility. At its Lethbridge, Alberta processing facility, Highwood processes barite and gypsum for the oil and gas industry as well as gypsum and zeolite for the agricultural and environmental industries. In Ontario, Highwood processes barite, talc and dolomite at its Mamora plant and mines talc and dolomite at its Madoc mine. Highwood markets its barite, silica, gypsum, and zeolite products through its Mountain Minerals Division and its talc and dolomite products through its Canada Talc Division. In addition to its North American operations, Highwood also has a 55% controlling interest in Sino-Can Micronized Products Ltd., a joint venture company that operates a barite processing facility in Guizhou Province in the People’s Republic of China. Under the Arrangement, Highwood’s existing industrial minerals business will be retained by Amalco.

Highwood’s second line of business is the evaluation and exploration of specialty metal and rare earth elements, particularly beryllium and tantalum, on its Thor Lake and Elk Lake properties located in the Northwest Territories. Subject to the results of its evaluation and exploration activities, the Thor Lake property could be further developed for specialty mineral production. In April 2000, Highwood established a subsidiary, Rare Metal Alloys Inc. (“RMA”) to develop and commercialize the Thor Lake beryllium deposit in the Northwest Territories. A comprehensive marketing, technical and environmental study and review lead by Dynatec Metallurgical Technologies was completed in 2000. It was concluded that the project remains economically viable and that RMA should proceed further with a viable joint venture partner who is active in this sector of the industry. Efforts have been underway to secure a joint venture partner. The Thor Lake and Elk Lake properties will be transferred to ThorNewco as part of the Arrangement.

Highwood’s third line of business involves gold and base metal exploration. Highwood, through its wholly-owned subsidiaries, 2782316 Canada Inc. and Trader Mines Ltd. also holds a 39% interest in the Yellow Giant gold and copper property in British Columbia and a 59.88% interest in the Mikwam gold and base metals property located in Ontario and Quebec. The Mikwam and Yellow Giant properties will be transferred to ThorNewco as part of the Arrangement.

Development of Business

Industrial Minerals

Industrial minerals produced and processed by Highwood consist of talc, barite, dolomite, silica, gypsum and zeolite.

Talc

Talc is a hydrated magnesium silicate that is one of the softest minerals in commercial use. It is a slippery, platy material that is used in a wide variety of applications due to its physical properties and chemical resistance to acids and alkalis. In plastics manufacturing, it is a processing aid to reduce friction and to prevent parts from sticking together. It is also used to reinforce and improve the thermal properties of plastic compounds and as a pigment extender. In the paint and coatings industry, it is used as a filler and extender and to increase durability. In pulp and paper processing, it issued to remove ink, pitch and tar and as a functional filler in higher quality paper products.

Highwood became involved in the mining, processing and marketing of talc and a variety of talc mineral products as a result of its acquisition in January 1999 of Cantalc. Highwood’s talc mining operations are conducted out of the

Henderson talc mine and is processed out of the Marmora processing facility. See “Property Description and Location” and “Mills and Processing Facilities”.

Barite

Barite is the highest density common, nontoxic mineral filler. Barite is used in drilling mud fluids as a weighting agent to increase the density of the fluid to assist in controlling the pressures involved with oil and gas drilling operations. As a functional filler and pigment extender, it is also used in the manufacture of plastic parts, paint and coatings, adhesives, rubber and foam. End use applications include marine, aerospace and automotive coatings and plastic parts, brake shoes, recreational and medical equipment, caulks, sealants and other adhesives, padding and sound deadening.

Canadian Operations

Until 1999, Highwood mined and produced high bright barite ore from its underground mine located in Parson, B.C. See “Property Description and Location — Parson Barite Mine, British Columbia”. In December 1999, the Parson Barite Mine was closed due to a depleting ore body and increased costs associated with ore extractions. Currently, barite feedstock for the oil and gas drilling industry is being purchased from a third party supplier in Nevada and then shipped by rail to Highwood’s Lethbridge facility for processing. In addition to Highwood’s barite processing operations in Lethbridge, approximately 20,000 metric tons of barite filler and extender production capacity is processed by Highwood’s Marmora Processing Facility in Marmora, Ontario. Barite feedstock processed in Marmora is being supplied from the People’s Republic of China. Both of Highwood’s Lethbridge and Marmora processing facilities are fully certified to meet all requisite industry standards for the processing of industrial minerals. Currently, Highwood’s products are marketed through a network of 26 independent distributors throughout North and South America, Asia, Australia, New Zealand, Europe and Israel.

Sino-Can Joint Venture

On March 22, 1993, MMCL signed a joint venture agreement with the Guizhou Provincial Metals and Minerals I/E Corporation (“MINMET”) of Guizhou Province in the People’s Republic of China. Under the terms of the joint venture agreement, MMCL obtained a 55% ownership interest of the joint venture (“Sino-Can”) for a cash contribution of US$500,000 and transfer of technology, valued at US$50,000. MINMET provided cash of US$333,000 and auxiliary facilities valued at US$117,000. The technology transfer involved the construction of a micronized barite processing facility in Guiyang, China and the training of Chinese nationals in the management and operation of the facility.

The Sino-Can processing facility was completed in the fall of 1994 and produces high brightness micronized barite products for sale in Asia, South America and Israel. The processing involves grinding, pulverizing and classification similar to the Lethbridge processing facility in Canada. Raw material for the Sino-Can processing facility is purchased from a variety of mines in Guizhou Province and originally was coarse milled by MINMET in an adjoining factory before being transferred to the Sino-Can processing facility for the production of the higher valued micronized products.

Following two expansions completed between 1997 and 1999, the Sino-Can processing facility is now capable of producing, depending upon the volumes of product mix, from 6,000 tonnes to 30,000 tonnes of milled and micronized materials per annum. During 1997, a Raymond roller mill was added to the production circuit. The addition of this equipment allowed the Sino-Can facility to become independent of the joint venture partner’s factory and thereby resulted in lower processing costs as well as improved quality control. In 1999, the facility’s production capacity for its five-micron powder was increased with the addition of a jet mill and a third air classifier.

The barite products processed at the Sino-Can facility are marketed directly in China by Sino-Can under the direction of Highwood and throughout Asia through Highwood’s distributor network. In December 2001, the existing Sino-Can processing facility received ISO 9001 certification, an upgrade of its previous ISO 9002 status.

In 2000, Sino-Can leased an area adjacent to its current facility as well as additional equipment from MINMET as part of a much needed expansion. Studies are currently underway to determine feasibility of producing other micronized mineral products. Should these studies prove viable, the Sino-Can facility may be expanded as existing markets emerge.

On October 8, 2001, Sino-Can purchased a second site in Guizhou Province near the city of Guiyang, approximately 20 km from the existing Sino-Can processing facility site. The new plant site, known as the Bai Yuan site, is intended for the future relocation of the existing Sino-Can processing facilities located at Guiyang. The new plant site will allow Sino-Can to optimize production, decrease costs and position itself for growth.

In November 2001, MINMET transferred its 45% interest in Sino-Can to Shunjing Metal Co. Ltd., which also assumed MINMET’s Sino-Can operating personnel.

Dolomite

Dolomite is a common mineral filler product and is found in plastics, paint, rubber, construction materials, paper and many other applications. It is primarily a simple, non-reinforcing building agent and pigment extender, which is selected for use based on its colour and uniformity. It is also used for field markings. The material is obtained from Highwood’s open pit in Madoc, Ontario and is processed at the Marmora, Ontario facility.

Silica

Highwood’s Mountain Minerals Silica Division was formed in 1981 to mine and extract silica. Its operations are located near Golden, B.C. High purity silica is mined by Highwood in an open pit operation and trucked 14 km to Highwood’s wholly owned Moberly processing facility. At the Moberly processing facility, mined material consisting of rock and loose sand is processed in a seasonal crushing and washing operation and a year round screening and drying operation. The crushing and washing operation produces a washed sand plant feed which is dried and screened to produce high purity sands for container glass and golf course consumption. The fine high purity, low iron content silwite S-40 grade silica sand is sold to one large container glass manufacturer and accounts for approximately 90% of the total silica production of 80,000 metric tonnes per annum.

Gypsum

Powdered gypsum is supplied to the oil and gas industry for use in drilling and in environmental remediation. In addition, the product is used for soil conditioner and as a composting aid in agricultural applications. Highwood purchases raw gypsum ore from a supplier in British Columbia and mills and packages the product at its Lethbridge, Alberta mill site.

Zeolite

Highwood currently holds a 100% interest in the Ranchlands Z1 zeolite claims located near Cache Creek, B.C. Zeolite is a naturally occurring hydrated crystalline alumino-silicate. It is generally used for odour control but is slowly gaining acceptance in cements, building products and the agri-food industry. Highwood’s zeolite is mined in an open pit operation at the Highwood’s Ranchlands Z1 zeolite claim located near Cache Creek, B.C. The material is transported to the Lethbridge, Alberta mill for processing and packaging.

Other Activities

On April 28, 1995, MMCL acquired Limeco, a private company located in Rocky Mountain House, Alberta, Canada. At the time of purchase, Limeco consisted of an open pit limestone quarry located on Corkscrew Mountain approximately 45 km from Rocky Mountain House and a processing facility located in Rocky Mountain House. The operation produced limestone, gypsum and zeolite in both powdered and granular form.

In late 1999, due to underutilization of production capacity, it was decided that the Limeco plant would terminate production as at March 31, 2000 and that profitable product lines would be transferred to the Lethbridge, Alberta facility. As a result, powdered gypsum and zeolite production was moved to Highwood’s Lethbridge mill.

The Limeco Quarry was sold in 2000 and since that time, avenues for divestiture of the former Limeco processing facility in Rocky Mountain House, have been investigated. At the present time, the plant site, which is being offered for sale, is being rehabilitated and plant equipment is being removed.

Property Description and Location

Highwood holds varying interests in numerous mineral properties and processing facilities located in Canada, the United States and China. Highwood’s mineral properties fall into one of these classifications, namely, (1) mine properties and quarries; (2) properties under exploration; and (3) prospects. Highwood currently generates revenues from its mining properties, quarries and mining facilities. The following is a discussion on Highwood’s principal properties after giving effect to the Arrangement.

Active Industrial Mineral Properties

Henderson Talc Mine, Hastings County, Ontario

Property Description and Location

The Henderson talc mine is located 1.5 km southeast of the town of Madoc, Ontario. Other than a small parcel of land, the Henderson talc mine and surrounding property is wholly owned by Highwood. The property was acquired by Highwood through its purchase of Cantalc in January 1999. Talcose rock as well as dolomite are currently being mined at the Henderson talc mine and transported for processing at the Marmora processing facility. Mineral production from the Henderson talc mine is subject to a number of production royalties.

History, Exploration and Drilling

Talc was first found on the Henderson property in 1881 with open pit mining commencing sometime thereafter. Open pit production was replaced in 1908 by underground development through a succession of mining shafts. More recently, diamond drilling programs were conducted in 1990 and 1991 by previous operators of the mine. Highwood conducted diamond drilling of the Henderson Zone in March - April, 2002.

Mineral Resources and Reserves

The talc ore bodies on the Henderson property consist of varying proportions of white to lightly coloured talc, dolomite, tremolite and phlogopite. Two ore bodies are known at present: the Henderson Zone, where underground mining is currently taking place, and the East Zone, which has been mined in the past from an open pit, has limited underground access but is not currently being worked.

Henderson Zone

The Henderson Zone is a subvertically dipping tabular body, ranging from 5 to 65 feet and averaging 30 feet in true width, 1200 feet in strike length and extending to a vertical depth of 1400 feet. A major development program on the Henderson Zone was commenced in August 1999 and completed in August 2000. This program provided additional ore access. An underground drill program was undertaken from March 2000 to April 2000 to better define the talc mineralization on the 360 foot level and in the area between the 360 and 200 foot elevation. Prior to this program, the area from 467 foot to 200 foot elevation was defined by only a few diamond drill intercepts. Results from the March 2000 drill program show specific areas of “high quality” and “mixed quality” talc lie within the ore body. Mineralogical analysis via petrographic studies have been utilized to assess talc “grade” in exploration sampling.

Internal reports including ore reserve and mineral resource estimates are periodically prepared for internal purposes and utilized by Highwood for mine planning, to assess the ability of the Henderson Zone, to fulfil production and market requirements in terms of both quantity and quality, to increase confidence in the resource/reserve, to establish “mineable reserves” and for internal decision-making.

The most up-to-date resource/reserve estimate for the Henderson Zone was prepared in October 2000. This estimate was prepared by company personnel, and therefore is not an independent review. This estimate was reviewed in the

MacFarlane Report. The recent resource estimate was prepared incorporating results from the March 2000 underground drill program, additional mine development completed between August 1999 and August 2000, and mine production tallys to July 31, 2000. A main assumption of the October 2000 estimate is that the mining recovery rate is 80%. This figure is based on past experience obtained in mining upper levels of the mine. Attempts to verify this mining recovery rate have been problematic as inadequate past record keeping has made reconciliation of previous estimates with actual production difficult. An improved system of mine production record-keeping has been implemented with the commencement of mining from the 360 foot level, which is expected to provide adequate information to enable mine production and reserve estimate reconciliation. For consistency, all quoted reserve and resource figures herein incorporate the 80% mining recovery rate.

The October 2000 reserve/resource estimate found that within the Henderson Zone, in the area of current mine access below the 467W Ramp-517 Level and the newly developed 360 Level, a total of 218,044 tonnes of Proven Mineral Reserves remain, consisting of both high and ‘mixed’ quality talc-bearing material. Below the 360 foot level and to 250 foot elevation, which would likely represent the next level to be mined in the Henderson Zone, 162,029 tonnes of Probable Mineral Reserves, and 13,062 tonnes of Inferred Mineral Resources are present. These tonnages represent many years of production at current and projected annual sales rates. Additionally, the area beneath 250 foot elevation and above 100 foot elevation contains 209,167 tonnes of Probable Mineral Reserves and 5,291 tonnes of Inferred Mineral Resources. Further, the area beneath 100 foot elevation to 280 foot elevation contains much wider spaced drill intercepts between which continuity of the Henderson Zone can be assumed, but grade/quality cannot be assumed with confidence. Outlined mineralization in this area totals 386,444 tonnes of Inferred Mineral Resources.

The October 2000 resource/reserve estimate assessed the quantity of talc-bearing rock contained within the Henderson Zone as well as the “brightness” for the zone, which is a physical property of prime importance. The recent resource estimate did not fully assess the talc content of the Henderson Zone, as was done in the Micon 1991 estimate. Unequivocal determination of the proportion of talc in the Henderson Zone has not been required for Highwood’s activities pertaining to the talc material at this time and accordingly, has not been performed.

East Zone

The East Zone is both spatially and mineralogically irregular being composed of a series of subparallel anastomosing lenses containing varying proportions of minerals, lesser talc, and more irregular and lower brightness values. The East Zone is less well understood than the Henderson Zone and lies from 40 to 80 feet to the footwall of the Henderson Zone and subparallel to it.

Diamond drilling programs conducted by previous operators on the Henderson and East Zones resulted in a resource estimate for the East Zone. The East Zone was estimated to contain a geologically inferred resource of 3,475,000 tonnes of material grading an average of 23% talc “yield” and 93% brightness. Talc “yield” is the weight percentage of talc recovered from a flotation batch test, which does not take into account the recovery rate of the flotation process. This talc “yield” is not currently utilized in resource estimates or quality control efforts. Although this historical resource estimate remains relevant, it does not meet the criteria under NI 43-101 and the CIM Standards.

In addition to talc, dolomite is periodically mined utilizing material mined during access development for talc mining, and from an open pit on the Henderson property. The dolomite is white and crystalline, again being considered high quality, although the chemical composition and mineralogical proportions (ie. “grade”) has not been well established by sampling programs.

Mining Operations

Mining of talc-bearing rock contained within the Henderson Zone occurs underground utilizing an “induced caving” method. Horizontal levels or sloped ramps are established at closely spaced intervals along the strike of the ore zone and on successive levels at intervals down dip. “Draw Points” are then driven into the talc zone and the relatively incompetant talc tends to cave into that opening over time. During periods when the talc is not caving into Draw Points fast enough to supply plant production, particularly for certain desired products such as high brightness fillers, drilling and blasting are used to hasten talc production. Ore is then transported utilizing haulage trucks from production areas to a loading pocket and then to surface utilizing the main production shaft. The main production shaft utilizes a 2 ton skip.

During 2000 and 2001, ore was mined from active production areas principally on the 467 Level and 360 Level (located 720ft and 840ft below surface, respectively). Thus far during 2002, production has come mainly from old areas of the mine lying above the 467 level.

On surface, the talc ore is primary crushed and, as the material passes along a conveyor, undesirable or waste rock which may be contained in the mucked ore is picked out by hand. During times of typical mine production, the volume of material sorted out of the ore stream is relatively minor; ranging from 2% to 10% of total volume. At times when specific, high quality attributes are desired in that particular production run, up to 50% of the material mined and skipped to surface can be sorted out as waste. Occasionally, the material sorted out as waste may be utilized in another production run with lower quality requirements. During the past year, a small ore washing facility has been put into place. Ore extracted from older portions of the mine that contains significant silt contamination is then washed, which typically raises its brightness values to levels that meet product specifications.

The Henderson No. 4 Shaft has historically provided access to upper levels of the mine in past mining efforts. The Henderson No. 4 shaft is currently being used as the underground escapeway and as part of the underground ventilation system. It has become apparent to mine managers and supervisors that this escapeway is in need of replacement. Alternatives for the replacement of this escapeway are currently being considered. The development of a new escapeway has been estimated to cost approximately $587,000, depending on final design.

Processing operations and marketing are discussed following under the section entitled “Marmora Processing Facility, Ontario”.

Moberly Silica Quarry, British Columbia

Property Description and Location

The Moberly silica quarry is located 7 km northeast of the town of Golden, B.C. on the steep west flank of Mount Moberly. The property consists of a 30 year mineral lease granted October 8, 1996 and 27 staked claim units covering a total area of 1,675 hectares. Annual assessment work is performed or cash-in-lieu paid to hold the staked mineral claims in good standing. Highwood also makes annual lease rental payments in order to maintain the mineral lease in good standing. Highwood holds 100% of the property with no underlying interests. Access to the Moberly Silica Quarry is by gravel road 10 km west of the Trans Canada Highway, north of Golden.

The silica produced from the Moberly silica quarry consists of the ordovician Mount Wilson quartzite, a laterally and vertically continuous unit which consists almost entirely of silica grains, analyzing up to 99.5% silicon oxide. The rock unit is light yellowish-greyish white, fine to medium grained, well-sorted, and consistent in chemical composition with very minor impurities. Upon blasting, the rock becomes friable and loose which makes its handling and subsequent processing relatively easy and mining economical. Previous internal estimates of Highwood estimated the geological inventory of silica at 10 million tonnes, of which 3.5 million tonnes are amenable to open pit mining with a zero stripping ratio. This historical estimate, although remaining relevant, does not meet the criteria under NI 43-101 and the CIM Standards. Drilling done in 1982 provided more closely spaced data points and assurance of grade and chemical continuity for the area in proximity to the present quarry.

Other than quality control sampling, blasting and excavating for mining purposes, no exploration work has been conducted in recent years and no work is planned for the reminder of 2002 or 2003. The reason for this is that the existing “geological inventory” greatly exceeds current production. Therefore there is little impetus to undertake additional exploration activity to increase the resource base.

Mining Operations

The silica ore is mined via open pit methods through a combination of drilling and blasting. Drilling and blasting is principally undertaken during the fall and winter months. The material is trucked to the nearby Moberly silica processing facility during summer months so as to take advantage of lower road maintenance costs than would be required under winter conditions and due to road restrictions during wet periods in the spring and fall. See “Mills and Processing Facilities — Moberly Silica Processing Facility, British Columbia”.

Ranchlands Zeolite Quarry, British Columbia

Description

The Ranchlands zeolite quarry property consists of the Z1 mineral lease and one staked mining claim. The leased claims expire on November 16, 2025 and the staked claim is kept in good standing by the performance of annual assessment work or payment of cash-in-lieu. Mining production is licensed under quarry permits covering the Z1 lease area. Access to the Ranchlands zeolite property is via gravel road 3.2 km north of the Trans Canada Highway, 1 km east of the town of Cache Creek, B.C.

Zeolites are a group of minerals which have several distinctive properties: high cation exchange capacity, high degree of hydration, high absorptive properties and stability of crystal structure. On the Ranchlands zeolite property, the zeolites are hosted by tuffaceous lenses within rhyolites of the Middle Eocene Kamloops (volcanic and volcanosedimentary) Group. The zeolite-bearing horizon is creamy and pale grey to pale green and pale greenish-grey, and 15 to 35m in true thickness. The dominant zeolite mineral present is clinoptilolite; heulandite is also present. Exploration work consisting of geologic mapping and a program of percussion and reverse circulation drilling were completed in 1993 in the Z1 area.

Mining Operations

Mining from the Ranchlands Z1 quarry has been periodically undertaken utilizing typical drilling and blasting methods. This work is contracted to a local operator and conducted under direct supervision of Highwood personnel. Limited mining from the Ranchlands Z1 quarry has been undertaken since 1998 and material is being removed from the already mined stockpile. It is anticipated that mining of new material will be required by mid-2003.

Inactive Industrial Mineral Properties

Brisco Barite Mine Property, British Columbia

The Brisco barite mine property is located 4 km west of the village of Brisco and 77 km southeast of Golden, B.C. in the Purcell Mountain Range. The property is held through five Crown grants covering an area of approximately 80 hectares. Highwood holds 100% of the property subject to a $0.25 per LT royalty. Access to the property is from Highway 93 at the village of Brisco.

Barite veins are hosted in graphitic shear zones within dolomite of the Ordovician Beaverfoot Formation. The barite extracted in past mining was white to light greyish-white with low contaminants, although frequently distributed as angular breccia fragments in graphitic rock. Mining operations from open pits and underground were commenced in 1952 and suspended in 1980.

The potential of the property for hosting additional ore reserves was closely examined in 1997 and 1998. Systematic soil and rock geochemical sampling and geophysical surveying performed in the past identified several exploration targets which were evaluated by geologic mapping, sampling and trenching in 1997. One diamond drill hole was completed in 1998 assessing the most prominent and prospective of the exploration targets located in previous phases. The completed work did not result in any significant increase of barite reserves on the property. Reclamation activities were undertaken on the property in the summer of 1999. All permits related to Highwood’s past activities on the property have been closed and all reclamation bonds returned in their entirety. Minimal mining disturbance remains on the property related to a small open pit which was developed in approximately 1970 to 1980. To this date, Highwood has not been requested or required to perform any reclamation activity other than that which it has already performed with respect to the Brisco property and the aforementioned open pit.

Elzevir Talc Property, Hastings County, Ontario

The Elzevir talc property is located 13 km northeast of the town of Madoc and 22 km north of the city of Belleville in southeastern Ontario. Access to the property is by a gravel road 4 km north of Highway 7, a major route. The property was acquired by Highwood through its purchase of Cantalc. Highwood currently has a 100% interest in the Elzevir talc property.

The Elzevir talc property was explored by Cantalc in 1982. The talc resource was not sufficiently assessed during the 1982 program to make reasonable “grade” or “quality” estimates. No significant work has been conducted on the property since the 1982 drill program. Limited recent sampling has shown that the talc quality available on the Elzevir talc property is questionable as preliminary results returned poor brightness values.

Exploration disturbance on the property has been minimal and as of an August 2001 site visit, exploration sites are difficult to locate, having been overgrown. The property has not seen any mining activity. Future plans for the property are being considered and no plans for either exploration or development are in place at this time. A quarry permit has been approved for the property and continues to be maintained as valid. There is no specific date for the expiry of the permit. The Elzevir talc property continues to be held for competitive advantage.

Parson Barite Mine, British Columbia

The Parson barite mine property is located 39 km south of the town of Golden, B.C. The property consists of 3 patented claims and 11 staked claims covering an area of approximately 790 hectares. Annual assessment work is performed or cash-in-lieu paid in order to maintain good standing of the staked mineral claims. The patented claims, upon which mining has been conducted are held 100% by Highwood and are subject to a $0.25 per LT royalty. The staked mineral claims are held 100% by Highwood with no underlying interests. The property can be accessed by gravel road 9 km west of the village of Parson, from Highway 93 south of Golden.

Mining operations commenced on the Parson barite mine property in 1941 and excepting short interruptions, the mine was in continuous production until the cessation of operations in September 1999. Mining was conducted from 2 open pits until 1957 when underground mining commenced.

Barite reserves at the mine were exhausted and production ceased on the property at the end of September 1999. Reclamation of the minesite and exploration sites was conducted concurrent with operations. Final reclamation of areas disturbed by exploration activities was undertaken in the summer of 1999. Although a reclamation plan has not been submitted or approved for the mining disturbance, final reclamation of areas disturbed by mining activities was largely completed at that time. The final reclamation required on the property is expected to involve relatively minor costs and would only be undertaken pending a disposition of the property. Highwood continues to own 100% of the property.

Torrent Barite Property, British Columbia

The Torrent barite property is located 20 km south of the town of Canal Flats, 10 km. west of Highway 95, in south eastern B.C. Access to the property is by gravel road from Canal Flats. The property covers 803 hectares and is held by 13 staked mineral claim units for which annual assessment work or cash-in-lieu is required to maintain the claims in good standing. The property was optioned from several individuals in June 1978. Production on the property is subject to a maximum of $3.75 per short ton royalty.

Barite occurs on the property as a vein hosted by the Proterozoic Dutch Creek Formation, consisting of muscovite schists and phyllites formed from metamorphosed argillite.

Exploration in 1991, including drilling of 10 holes, concluded the presence of appreciable siderite and tetrahedrite within the barite vein. Limited exploration undertaken during the summer of 1998 resulted in the conclusion that the property is not likely to sustain profitable barite production. No future exploration plans are in place for this property at the present time.

Northport Barite Mine, Stevens County, Washington, U.S.A.

Description

The Northport barite mine is located 6.4 km southwest of the town of Northport and 1.6 km southeast of Flagstaff Mountain in the Northport Mining District, Stevens County in northeastern Washington. The mineral property consists of seven staked lode claims covering an area of approximately 58.5 hectares. Highwood holds 100% of the barite mineral rights on the property, subject to a US$2.00/ton royalty. Annual payments aggregating US$700 must be made to the U.S. federal government and Stevens County in order to keep the claims in good standing. Access to the property is by gravel road a total of 17.4 km from the town of Northport, which itself is located on State Highway 25.

The property lies within a belt of intensely deformed Paleozoic sediments and older intrusions, and metavolcanic rocks. On the property, three main lithologies are present: limestone, argillite and sandstone. Barite mineralization occurs in a bedded, stratabound sedimentary deposit associated with calcareous argillite and limestone. Disseminated pyrite and amorphous organic matter are present within the barite.

Mining Operations

Mining operations conducted on the property by previous owners were from an open pit. Considerable exploration activities were also performed. The former owners did not perform reclamation of access trails or excavated areas. Highwood has taken the position that all liabilities from previous operations are the responsibility of the former owners although it has posted a $20,000 bond with the Washington Bureau of Land Management to maintain the property in good standing. No exploration, development, or reclamation work has been performed on the property since 1998.

Mills and Processing Facilities

Lethbridge Mill, Alberta

Until the cessation of barite mining at the Parson Mine located in B.C., all barite produced from Highwood’s barite mining operations was processed into saleable form at the Lethbridge mill, located in the Lethbridge, Alberta. The processing facility was built in 1941 and has been in continuous operation since that time. The property on which the facility is located is wholly owned by Highwood.

With the closing of the Parson Mine and the exhaustion of barite supply from Highwood’s own sources, unprocessed barite for the manufacture of a drilling mud grade product is currently being purchased from a third party supplier in Nevada and transported by rail to the Lethbridge mill where it is processed into saleable form. Approximately 20,000 tonnes per year of drilling mud additive are processed at the Lethbridge mill.

With the closure of operations at Highwood’s Limeco processing facility located in Rocky Mountain House, Alberta in early 2000, processing of gypsum and zeolite into saleable form was also transferred to the Lethbridge mill.

Barite fillers are no longer processed at the Lethbridge mill. Production of barite fillers was relocated to the Marmora processing facility located at Marmora, Ontario in fiscal 2000.

Limeco Processing Facility, Alberta

The Limeco processing facility was acquired with the purchase of Limeco Products Ltd. in April 1995. The facility is located in the town of Rocky Mountain House, 140 km northwest of Calgary, Alberta. The property on which the facility is located is wholly owned by Highwood. Until the sale of the Limeco quarry in September 2000, the Limeco processing facility processed limestone, gypsum, zeolite, and other aggregates. Annual production was approximately 40,000 tonnes, which represents approximately 40% of the production capacity of the facility. On January 11, 2000, Highwood announced the shut-down of the Limeco processing facility. The plant continued to operate until the exhaustion of the inventory on March 31, 2000. Processing of zeolite and gypsum which was produced at the Limeco facility was transferred to Highwood’s Lethbridge mill during 2000. Potential purchasers for the property are being currently being sought as the facility is being dismantled and the site is being reclaimed.

Marmora Processing Facility, Ontario

Since January 1, 2000 all material mined from the Henderson Mine is processed at the Marmora processing facilities, located 15 km west of the Henderson Mine and 2 km east of the community of Marmora, Ontario. The processing facilities and land upon which the facilities are located were acquired by Highwood through its purchase of Cantalc. The facilities include grinding, classifying and bagging equipment. Modifications and a significant expansion of the processing facilities were initiated in April 1999 and were completed by December 31, 2000.

Since the acquisition, upgrading and expansion of the Marmora processing facility, barite destined for filler production has been purchased and imported from China and processed at the Marmora processing facility. Highwood produces approximately 20,000 tonnes of filler grade barite powder annually. Ground talc and dolomite products continue to be produced at the Marmora processing facility.

Processing Operations

Talc ore from the Henderson Zone and dolomite mined from the Madoc mine is hauled by truck to Highwood’s Marmora processing facility and stockpiled for processing in batches. Imported barite is also processed at this facility. Talc ores require drying in a natural gas fired rotary dryer. Talc is then crushed by Hammer mill and subsequently ground by Raymond mills. Some is further micronized in Bauer mill air classifier circuits. The various products are transferred to storage silos according to each product type. Products are then shipped in bulk from the silos or packaged in either palletized paper bags or bulk bags. Similar methods are used for dolomite production.

Barite, which is currently imported from China under large volume purchase and shipping contracts, is landed at port facilities in Oshawa, hauled by truck to the Marmora plant, then stockpiled. A primary crush is done at the Marmora site by an outside contractor. Material is periodically drawn for production runs from stockpiled ore and dried in the natural gas-fired rotary dryer prior to introduction into the plant. Barite ore is then ground in Raymond mills and either packaged and shipped from that point or further processed to micron particle sized in Bauer mills/air classifiers. The micronized material is either transferred to storage silos according to each product type or is sent directly to bagging machines. Products are then shipped in bulk or are packaged and shipped from the warehouse in ether palletized paper bags or bulk bags.

Moberly Silica Processing Facility, British Columbia

Processing of silica from the Moberly silica quarry is performed at Highwood’s Moberly silica processing facility, located 7 km north of the town of Golden, B.C. Production at the facility was commenced in 1981 by MMCL and has been in continuous operation since that time. The plant and property are wholly owned by Highwood. The plant produces approximately 80,000 tonnes of processed silica per annum, of which 90% is sold to one specific customer for the production of container glass.

Processing Operations

Silica ores are hauled from Highwood’s nearby quarry and stockpiled at the Moberly plant site until required. Processing is relatively simple compared with that of typical metallic mineral processing operations. Plant feed is crushed, washed, dried and screened into various product types. The various silica products are then sorted in stockpiles or in silos according to product type until shipped from the property. The property contains a rail siding and loadout facility which is vital to the economic shipment of the large volume of silica product to its largest customer.

Northport Barite Mill, Stevens County, Washington

The Northport barite mill is located approximately 10 km from the Northport barite property and approximately 7 km north of the town of Northport in northeastern Washington. A subsidiary of Highwood purchased the processing plant at Northport from Matovich Mining Ltd. in 1992. The plant was modified and subsequently operated by MMNW for a period of approximately one month, and its operation was terminated approximately in June 1992 due to a downturn in the western United States drilling mud market. Highwood has no plans to recommence operation of the mill and is currently seeking a buyer for the facility and/or equipment.

Sino-Can (Joint-Venture) Processing Facility, Guiyang, Guizhou Province, China

The Sino-Can processing facility is located on the outskirts of the City of Guiyang, People’s Republic of China. The City of Guiyang is approximately 1,000 km northwest of Hong Kong. The Sino-Can facility has been in operation since late 1994 and produces high brightness, micronized barite products for sale in Asia, South America and Israel. The processing involves grinding, pulverizing and classification similar to Highwood’s Marmora facility. As a result of two expansions, the Sino-Can processing facility is currently capable of producing between 6,000 tonnes and 30,000 tonnes of milled and micronized materials per year, depending upon the product mix.

During 1997 a Raymond roller mill was added to the production circuit. The addition of this equipment allowed the Sino-Can facility to become independent of the joint venture partner’s factory, and thereby resulted in lower processing costs as well as improved quality control. In 1999, the facility’s production capacity for its five micron powder was increased with the addition of a jet mill and a third air classifier. In 2000, Sino-Can leased an additional adjacent area and equipment from Highwood’s joint venture partner as part of an expansion.

In December 2001, Sino-Can obtained ISO 9001 certification, an upgrade from the facility’s ISO 9002 certification. In October 2001, the joint venture partners of Sino-Can Micronized Products Co. Ltd., Highwood Resources Ltd. and MINMET, acquired a nearby plant site for future relocation and expansion of the facility. This relocation and expansion is expected to occur within the next two years.

Marketing

Highwood’s products are sold in over 19 countries around the world encompassing all continents except Africa and Antarctica. Regional proximity plays a significant role in some markets. Currently, Highwood produces 28 products encompassing six (6) minerals in six (6) distinct market segments. Highwood’s four processing facilities each service a variety of markets that overlap business divisions and are summarized as follows:

Facility	Plant Location	Markets Served

Lethbridge Barite Mill	Lethbridge, Alberta	Oil and Gas Drilling Fluids Agriculture and Food Processing Environmental Remediation

Moberly Silica Processing Facility	Golden, BC	Glass Manufacturing Construction Industrial Fillers & Extenders

Marmora Processing Facility	Marmora, Ontario	Industrial Fillers & Extenders Agricultural and Food Processing Construction

Sino-Can Micronized Products Co. Ltd.	Guiyang, China	Industrial Fillers & Extenders

Employees

Highwood currently employs a staff of 87 persons on a full time equivalent basis. The number of employees has remained relatively constant during the past fiscal year.

Business Trends

The industrial minerals business is highly competitive. As the levels of investment and technical expertise required for some industrial mineral ventures can be substantially less than that required for metallic mineral operations, the industrial minerals field attracts a large number of smaller operators and developers. Furthermore, metallic metal prices have fallen or remained static over the past number years making that area of mining less attractive to existing mining companies which also continually search for additional business opportunities in the mining business. Thus, both competition for attractive properties in desirable product types, and the need to maintain confidentiality concerning certain business information makes for a very competitive atmosphere in this field. Highwood feels it has advantages over other producers in that it has a long history of customer satisfaction and, through its personnel, has developed expertise in all facets of the business. Highwood believes these advantages will allow it to compete effectively.

Recent increases in production costs, particularly for electrical energy and fuel, have had a negative impact on many mining and processing operations. In many cases, increased costs have not been passed through to the sale price of the end product due to the need to remain price competitive in the marketplace.

Along with the increases in costs (without necessarily corresponding increases in sales prices), there is an observed trend over the past year of an unusually high number of industrial mineral operations and companies which are experiencing financial difficulties and business failure. The anticipated result is industry consolidation.

Specialty metals markets can experience drastic fluctuations in supply, demand, and price. The mineral products which Highwood produces tend to have more stable market characteristics than the specialty metal markets. Although demand may fluctuate depending on local and periodic conditions, market prices for the types of products Highwood produces generally remain relatively stable. There is no assurance this stability will continue in the future.

STATEMENTS OF (LOSS) EARNINGS AND RETAINED EARNINGS

The following table shows selected financial information of Highwood for each of the years ended December 31, 2001, 2000 and 1999 and for the six month periods ended June 30, 2002 and 2001.

	Six Month Period Ended		Years Ended December 31

	June 30, 2002	June 30, 2001	2001	2000	1999

	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	$	$	$	$	$

Total Revenue	8,968,268	8,769,197	17,579,430	16,511,791	16,953,306
Expenses	9,213,068	9,029,892	18,891,902	17,407,334	16,186,892
Gain on sale of capital assets	8,347	—	27,922	547,429	231,051
Write-downs	—	—	(1,326,218)	—	—
Net income (loss) for the period	(236,423)	(260,695)	(2,610,768)	(348,114)	997,465
Retained Earnings/(Deficit) at end of year/period	(1,848,145)	738,351	(1,611,722)	999,046 (1)	997,465 (2)
Earnings (Loss) per share	(0.006)	(0.012)	(0.12)	(0.02)	0.04

Notes:

(1)	Deficit was adjusted for a change in accounting standard regarding future income taxes (effect decreased deficit by $349,695).

(2)	Deficit was reclassified to reduce stated capital in 1999.

CONSOLIDATED BALANCE SHEETS

The financial position of Highwood as at June 30, 2002, June 30, 2001, December 31, 2001, December 31, 2000 and December 31, 1999 is summarized as follows:

			As at December 31

	June 30, 2002	June 30, 2001	2001	2000	1999

	(unaudited)	(unaudited)	(audited)	(audited)	(audited)

Total Assets	27,959,160	30,663,371	28,426,617	30,171,410	30,788,253
Liabilities	7,720,251	10,093,561	10,206,880	9,340,905	9,959,329
Shareholder’s Equity	20,238,909	20,569,810	18,219,737	20,830,505	20,828,924
Share capital	22,087,054	19,831,459	19,831,459	19,831,459	19,831,459
Surplus (Deficit)	(1,848,145)	738,351	(1,611,722)	999,046	997,465
Dividends	—	—	—	—	—

QUARTERLY FINANCIAL INFORMATION

The following table shows selected unaudited financial information for each of the eight most recent quarters ending at June 30, 2002.

	Fiscal 2002		Fiscal 2001				Fiscal 2000

	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited	(unaudited)	(unaudited)

Total Revenue	4,462,589	4,505,709	4,168,726	4,641,507	4,302,863	4,466,334	3,880,719	3,963,655
Earnings (Loss) from Operations	17,026	(82,179)	(500,713)	(70,466)	(202,460)	(237,043)	(761,730)	(281,750)
Income (Loss) from Operations per share	0.000	(0.002)	(0.023)	(0.003)	(0.009)	(0.011)	(0.035)	(0.013)
Income (Loss) from Operations per share (diluted)	0.000	(0.002)	(0.023)	(0.003)	(0.009)	(0.011)	(0.034)	(0.013)
Net Income (Loss)	(127,431)	(108,992)	(2,316,739)	(33,334)	(108,012)	(152,683)	(532,877)	163,382
Net Income (Loss) per share	(0.003)	(0.003)	(0.106)	(0.002)	(0.005)	(0.007)	(0.024)	0.007
Net Income (Loss) per share (diluted)	(0.003)	(0.003)	(0.106)	(0.002)	(0.005)	(0.007)	(0.024)	0.007

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL POSITION

The following discussion of the results of operations and financial condition for the six months ended June 30, 2002 and for each of the two years ended December 31, 2001 and 2000 should be read in conjunction with the consolidated financial statements of Highwood and accompanying notes thereto included as Schedule 12 in this Information Circular.

Results of Operations — Six Months ended June 30, 2002

Highwood experienced a net loss of $127,431 for the quarter ended June 30, 2002 compared to a net loss of $108,012 for the quarter ended June 30, 2001. The year to date loss for 2002 is $236,423 compared to the 2001 loss of $260,695, an improvement of 9%. The 2001 net loss included an adjustment for future income tax benefit of $188,101, while the 2002 results include an unusual item as an expense in the amount of $135,000. Consequently, the earnings from operations improved much more dramatically, by over 85% or $374,350 on a year to date basis.

Revenues

Consolidated revenues for the second quarter of fiscal 2002 were $4,462,589 compared to $4,302,863 for the second quarter of 2001. Year to date revenues were $8,968,298, almost $200,000 higher than those for the same six-month period in 2001, representing an increase of 2%.

Talc sales continue to increase, with volumes for the first half of 2002 increasing by 78% over those for the same period in 2001. The increase has been predominantly in the higher value, micronized talc material, so that the corresponding revenues have almost doubled. Revenue from sales of filler grade barite is 4% below 2001 levels, with the shortfall being primarily in the coarser grade products. Dolomite sales are consistent with the prior year. Sales of products related to the natural resource industry proved disappointing in the second quarter due to a prolonged “spring break-up” season caused by bad weather. Mud grade barite and gypsum sales suffered as a result. By the end of the second quarter, however, levels were returning to normal and management feels that target sales volumes can be achieved for the balance of the year. Zeolite sales for the year are roughly 50% above 2001 levels, however, sales for the balance of the year may be negatively impacted by the drought conditions in western Canada. Silica volumes, while lower than the unusually high levels of 2001, are consistent with prior years.

The Sino-Can joint venture has been experiencing increased competition in their market area which has resulted in revenues being approximately 3% lower than those in the first half of 2002.

Gross margin for the second quarter of 2002 was $743,323 or 16.7% compared to $603,331 or 14.1% for the second quarter of 2001. On a year to date basis, the gross margin has increased from 13.6% in 2001 to 16.3% in 2002. The improvement in gross margin is attributable to a combination of factors, which include price increases, a product mix that is more heavily weighted in higher margin products and efficiencies in the production process.

Operating Expenses

General and administrative expenses for the second quarter of 2002 were $383,737 compared to $370,847 for the second quarter of 2001, an increase of 3%. On a year to date basis, general and administrative expenses were $816,084 for the first six months of 2002 compared to $727,974 in 2001, an increase of 12%. The 2001 expenditures included two unusual recoveries totalling approximately $90,000 and the 2002 expenditures include about $112,000 in unusual costs relating to the re-financing efforts. Once the comparative numbers are adjusted for the effect of these unusual items, normal general and administrative costs actually decreased by over 14%.

The Sino-Can joint venture in China continues to perform well, although competitive pressures in China will present challenges. The relocation of the production facility continues and will allow for more capacity to properly service and compete in the Chinese domestic and Asian export markets.

Depreciation

Depreciation and amortization expense decreased by 4% during the first six months of 2002 from $567,596 to $591,528 for the same six month period in 2001. This decrease is due to the fact that goodwill and Sino-Can deferred costs were fully amortized at the end of 2001. This was partially offset by depreciation on assets acquired after June of 2001.

Exploration

Exploration expenses were lower for the first six months of 2002 by $26,566. For the quarter ended June 30, 2002 the expenses were $4,590, as compared to $18,264 for the corresponding period in 2001. Exploration expenses will continue to be minimal for the balance of 2002.

Interest

Second quarter 2002 interest on debt was lower than in the second quarter of 2001 by 56% or $69,224, which is a reflection of the fact that total bank indebtedness has dropped by approximately $3.2 million since the second quarter of 2001. Management is continuing in its efforts to reduce overheads wherever possible and to optimize the use of working capital.

Capital Expenditures

Expenditures during the first half of 2002 were $105,821 as compared to $351,757 in the first half of 2001. Expenditures for resource properties were $87,370, compared to $177,651 for the same period in 2001.

Results of Operations — Year ended December 31, 2001

Highwood’s revenue increased by 6.5%, up from $16.5 million in 2000 to $17.6 million for 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased from $408,679 in 2000 to $647,117 in 2001.

The operating loss (loss before other items) remained constant from year to year at $1.0 million.

In 2001, Highwood wrote down capital assets and resource properties by $1,326,218 compared to reporting a gain on the sale of capital assets of $547,429 in 2000. In addition, previously capitalized future income taxes of $240,246 were expensed in 2001. As a result of these charges, Highwood reported a net loss of $2,610,768 for 2001, compared with a net loss of $348,114 in 2000.

Revenues

Total revenues in 2001 were $17,579,430, compared with $16,511,791 in 2000. This increase of 6.5% was primarily the result of heightened drilling activity, which increased sales of gypsum and mud grade barite by over $1 million.

Zeolite revenues increased by 65%, while sales volumes almost doubled over 2000. This increase reflects the fact that Highwood’s zeolite product was well accepted in the agri-feed market where it was found to work extremely well to reduce energy costs and enhance end-product performance.

Silica revenue remained consistent with 2000, even though silica sales volumes were down by 12%. This was due to the shift in product mix from low priced, coarser product to finer, higher priced material.

Barite filler-grade sales volumes increased by 14%, with revenue increasing by 8%. This was due to the fact that the volume increases consisted primarily of lower priced, coarse grade product lines.

Talc sales volumes increased by 11%, with a corresponding revenue increase of 2%. Although the bulk of the volume increase occurred in the lower brightness, coarser grind products, Highwood’s sales of micronized, higher value grades which were introduced in 2001 continued to grow dramatically throughout the year. Marketing efforts remain focused on developing the talc market.

Dolomite sales in 2001 were consistent with 2000 both in terms of volume and revenue.

The Sino-Can joint venture continued to be profitable, with revenues in 2001 consistent with those in 2000.

In 2000, Highwood discontinued the processing of limestone products and the pelletizing of gypsum and zeolite. These products contributed revenue of approximately $1.2 million to fiscal 2000. Processing of gypsum and zeolite in powdered form takes place at the Lethbridge facility.

Operating Expenses

Operating expenses in the financial statements include direct production costs, quality control, marketing and other overheads directly attributable to the divisional mining and processing activities. Operating expenses during 2001 were 85.7% of revenue as opposed to being 85.6% of revenue in 2000. While the percentage is consistent year-over-year, the actual increase in operating expenses was $921,966. Overall tonnage sold in 2001 was down by approximately 6%. The increase in total operating expenses corresponding with a decrease in sales volumes is a result of the product mix. This was particularly evident in the silica operation, which saw volumes increasing in glass sand sales, but decreasing to a greater degree in metallurgical rock sales. Because of the differing production costs, this resulted in an overall drop in volume in the silica area, without a correlating drop in operating expenses.

The Cantalc location was processing at a lower capacity level than that for which it was designed. Production costs for materials processed at that facility continue to be high. The nature of the production process is such that once a certain base load is reached, additional tonnage can be added with little incremental cost.

The Lethbridge mill facility had an increase in throughput of over 44% for the year. This resulted in lower production costs on a per tonne basis for products processed at this location.

General and Administrative Expenses

General and administrative expenses increased by $137,768 to $1,780,548 in 2001 from $1,642,780 in 2000. During 2000, certain supervisory payroll amounts relating to the Cantalc redevelopment were capitalized as opposed to being expensed. In 2001, the current year payroll expenses for those individuals were not capitalized, but were expensed as general and administrative expenses. In addition, during 2001 Highwood incurred an unusual payroll related expense. Once the effect of these two factors is removed, general and administrative expenses for 2001 actually decreased slightly.

Depreciation and Amortization

Depreciation and amortization expense increased by $106,480 from $1,082,860 in 2000 to $1,189,340 in 2001. This was because capital expenditures made in 2000 were only depreciated for a portion of the year 2000, while they were depreciated for the entire year in 2001. Depreciation and amortization in 2001 included $99,561, which related to goodwill and deferred costs that have been fully amortized.

Exploration

Exploration expense in 2001 was $88,641 as opposed to $319,174 in 2000. This decrease of $230,533 reflects the limited nature of exploration efforts in 2001.

Interest

Interest expense increased by $135,214 from $333,245 in 2000 to $468,459 in 2001. This increase reflects the fact that $2 million of the term debt was incurred in September of 2000 and as a result, was only subject to interest charges for a portion of fiscal 2000. In addition, declining cash flows in 2001 resulted in higher average balances outstanding on the operating line of credit, with the result being higher interest costs.

Write-down of Capital Assets and Exploration Projects

In order to properly reflect the net realizable value of the remaining Limeco assets consisting of the land, buildings and plant equipment at Rocky Mountain House, Highwood wrote down the book value of the assets to $1 million, resulting in a charge to income of $1,116,411.

Highwood held an option on a mica property located in Southern Ontario and had incurred certain expenses relating to option payments and exploration expenditures. In 2001, the decision was made that, because of financial constraints as well as a concern regarding the quality of the material contained on the property, the option would be allowed to lapse. Consequently, a write-off of $209,807 was recorded.

In September of 2000, Highwood disposed of the Limeco limestone quarry and recorded a net gain of $509,942. The sale of other assets produced a further gain of $37,487. As a result, the total gain on disposal of fixed assets for fiscal 2000 was $547,429 compared to $27,922 for fiscal 2001.

Income and other Taxes

Highwood recorded a current tax expense of $61,544 in 2001 as opposed to $95,668 in 2000. This was composed primarily of corporate taxes levied on its capital structure with a small portion being income taxes on profits in Sino-Can.

In 2000, a future income tax benefit was recorded in the amount of $207,551. No future income tax benefit was recorded for 2001, due to the uncertainty regarding Highwood’s future ability to make use of such an asset. For the same reason, the previously recorded future income tax benefit of $240,246 was written-off in 2001.

Capital Expenditures

During the year ended December 31, 2001, Highwood incurred capital asset expenditures of $716,711, compared to $3,149,993 in 2000. The majority of the expenditure in 2000 was the completion of the upgrading and redevelopment of the Cantalc mine and milling facility. Expenditures in 2001 relating to Cantalc were considerably less, at approximately $400,000.

Capital spent to advance the Thor Lake project was $181,274. $32,373 was spent on a mica exploration project prior the decision to abandon the project and write off the balance of $209,807.

Shareholder Equity

At December 31, 2001, shareholders equity was $18,219,737 compared with $20,830,505 at December 31, 2000. This change is due to the current year loss of $2,610,768.

Results from Operations — Year ended December 31, 2000

Highwood reported a net loss of $348,114 or $(0.02) per share for 2000 compared with net income of $997,465 or $0.04 in 1999. This difference is primarily a result of a much longer than expected ramp-up of talc sales volumes at the Cantalc facility, higher unit costs of production as a result of these lower sales volumes, and a general increase in all production costs due to high feedstock costs and increased transportation and energy charges. Related cash outflow from operations was $20,234 compared with a cash inflow of $2,136,654 in the prior year. This was a result of operating losses during 2000 generated during the development of Cantalc and the restructuring of the Lethbridge facility.

Revenues

Total revenues in 2000 were $16,511,791 compared with $16,953,306 in 1999. This 2.6% decrease was primarily a result of eliminating limestone production early in the year and a reduction in both barite filler and drilling fluid sales compared with the previous year. Cessation of limestone production created a shortfall of $455,903 in sales compared to that in 1999. Barite drilling fluid volumes decreased by 12.1% from the prior year with a corresponding revenue decrease of 7.0%. Very wet conditions in the western Canadian oil patch caused a substantial drop in drilling activity during 2000. Barite filler volumes decreased by 17.3% from 1999 with a revenue decrease of only 1.3%. This was a result of the loss of certain low value accounts with a compensating shift of business to higher value products as well as savings in transportation costs achieved from producing products closer to markets.

Talc volumes remained at the 1999 level. The 2001 fiscal year was spent informing potential customers of the “new” talc produced at Cantalc and establishing proper customer technical data and specifications.

Silica sales volumes increased by 10.0% over the previous year while related revenues increased by 1.9%. Much of the volume increase was in the low value rock products.

Gypsum sales increased by 5.4% in volume over the prior year. Greater penetration into the agricultural and remediation sectors contributed to this increase during the year.

Sales of zeolite increased in 2000 by 145.6% over the previous year. This increase, though still not large in actual tonnage, was important, as the Highwood zeolite product has found an effective niche in the agri-feed market where it works extremely well to reduce energy costs and enhance end-product performance and appearance in certain applications.

Operating Expenses

Operating expenses in the financial statements include direct production costs, quality control and the marketing and overheads directly attributable to the divisional mining and processing activities. Operating expenses during the year ended December 31, 2000 increased by $1,566,997 or 12.5% to $14,141,158 over the prior year. This was a very substantial increase in comparison to the slight decrease in sales volumes. The single largest factor in this increase was the unit production costs at Cantalc. The Cantalc facility was designed for large volumes of throughput and the cost structure is punitive if volumes are low. As the talc volumes remained low and the barite volumes declined, the fixed production costs were absorbed by a much lesser volume than was anticipated or required, thus resulting in higher unit costs. In addition to this, 2000 was, in effect, a start-up year for this production and the inefficiencies had to be overcome. The higher cost of imported barite ore compared to the Parson mine material used in 1999 contributed greatly to this cost increase. Increased transportation and electrical costs resulting from higher energy prices also plagued the operation as the year progressed. As the second half of the year unfolded, the costs improved as these issues were addressed.

Gross margins decreased substantially in the year. With these higher unit production costs, the gross margin in 2000 fell to 13.3% compared to 25.6% in 1999. Margins of all other mineral lines have remained constant.

General and Administrative Expenses

General and administrative expenses decreased by $266,206 to $1,642,780 in 2000 from $1,908,986 in 1999. The main factors contributing to this decrease were the closures of the Limeco Products division and Parson barite mine. The effects of these closures would have been more dramatic, however the Cantalc support structure increased over that of 1999 as this was its first complete year in full production.

Depreciation and Amortization

Depreciation and amortization expense decreased by $227,380 or 17.4% to $1,082,860 from $1,310,240 in 1999. This decrease was mainly attributable to the closures of the Limeco Products division and the Parson mine where the major portion of the capital assets were not in use for the majority of the year.

Exploration

Mineral exploration activity remained high throughout 2000 as the search for domestic barite sources continued. Exploration expenses in the year were $319,174 compared with $277,073 in 1999.

Interest

Interest expense increased to $333,245 in 2000 from $(21,405) in 1999. Debt increased in the second half of the year by $2.0 million in order to cover the balance of the capital expenditures required to complete the Cantalc development.

Gain on Sale of Assets

In September of 2000, Highwood finalized the sale of its Limeco Products limestone quarry in Alberta subsequent to closing the operations. The sale generated cash proceeds of $842,363 and a resultant recorded net gain of $509,942. The sale of some other miscellaneous assets produced a further gain of $37,487 during the year.

Income and Other Taxes

Highwood recorded a current tax expense of $95,668 in 2000 compared with $77,837 in 1999. This was comprised primarily of corporate taxes levied on its capital structure with a small portion being income taxes on profits in the Sino-Can joint venture.

A future income tax benefit of $207,551 was recorded which reflected a higher income tax basis of net assets to their accounting value. This was a result of Highwood adopting the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants (“CICA”) effective January 1, 2000. Under the liability method, Highwood will record future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. Highwood adopted the CICA recommendations as at January 1, 2000 by recording additional assets of $32,695, a reduction of future tax liabilities of $317,000 and an increase in retained earnings of $349,695.

Capital Expenditures

During the year ended December 31, 2000, Highwood incurred capital asset expenditures of $3,149,993 compared with $3,341,788 spent in the prior year. Again, the major portion of this expenditure was incurred upgrading and redeveloping the Cantalc mine and surface milling facility. The total funds expended on this project to December 31, 2000 are nearly $6,000,000 and were necessary in order to access and develop adequate and appropriate talc reserves and ready the plants for large tonnage capacities of talc and barite production. An additional amount of $334,301 was spent on advancing the Thor Lake beryllium property development while $107,453 was spent on assessing the mica properties currently under evaluation as the next possible mineral line to introduce into Canada Talc.

Shareholders’ Equity

At December 31, 2000, shareholders’ equity was $20,830,505 compared with $20,828,924 at December 31, 1999. This change of $1,581 was due to the net loss for the year of $348,114 and the $349,695 net increase to retained earnings booked on January 1, 2000 as a result of adopting the liability method of accounting. No new shares were issued from treasury during the year.

Liquidity and Capital Resources

June 30, 2002

Working capital at June 30, 2002 was $4,933,699, compared with $2,576,819 at the end of 2001, an increase of $2,356,880. Cash increased to $352,948 as at June 30, 2002 from $180,040 at December 2001. Cash provided from operations, before working capital changes, totalled $457,826 for the six months ended June 30, 2002 compared to $142,732 provided from operations for the prior year. Capital expenditures for operations were $105,821 for the six months ended June 30, 2002 compared to $351,757 for the year ended December 31, 2001.

Effective April 30, 2001, Highwood re-negotiated its lending arrangement with its principal banker due to certain covenants being breached at December 31, 2000.

In absence of demand, the reducing term loans have monthly principal repayments due in the amount of $33,333 each, and $1.5 million was also due and payable prior to July 31, 2001. This $1.5 million payment was not made and the lender did not waive the breach of this covenant, and therefore Highwood was in default of its term loan agreement.

The lender made demand for payment on September 4, 2001, but subsequently withdrew this demand by way of a Forbearance Agreement dated October 3, 2001. Under the terms of this Forbearance Agreement, the Lender required that Highwood reduce its operating loan balance by $500,000 at October 15, 2001, and a further $500,000 by December 31, 2001. Furthermore, the agreement noted that Highwood was required to pay an additional $1.5 million by December 15, 2001 out of the proceeds received from the rights offering expected to close on or around that date and that all indebtedness be retired by March 31, 2002. Both required reductions were made, and the maximum credit available on the operating loan was reduced to $3.0 million as of January 1, 2002. The $1.5 million required payment was subsequently made on January 15, 2002.

On March 28, 2002, Highwood and the lender entered into a Supplemental Agreement to the Forbearance Agreement. Under the terms of this agreement, the lender required Highwood to complete the sale of the previously mentioned land by June 30, 2002 and to apply the greater of the net proceeds or $1.0 million to the debt. Due to the inability of Highwood to complete the aforementioned land sale, the required June 30, 2002 payment could not be made. As a result, the lender drew on the Dynatec letter of credit and applied the proceeds on a pro-rata basis to the operating line and the term debt. Additional terms of the supplemental agreement required that the operating line of credit be reduced by a further $250,000 at June 30, 2002 and that all indebtedness be repaid no later than September 30, 2002. Highwood was able to meet the required $250,000 reduction in the operating line. The maximum credit available on the operating loan is now $2.0 million.

On September 27, 2002, Highwood and the lender entered into a Second Supplemental Agreement to the Forbearance Agreement. Under the terms of this agreement, Highwood is to attempt to complete a Plan of Arrangement involving the transfer of a portion of Highwood’s assets to a wholly owned subsidiary and to retire all indebtedness to the lender by December 31, 2002. In addition, Highwood agreed to the appointment of PricewaterhouseCoopers Inc. to monitor and review the financial status of the company and report to the principal lender during the forbearance period. A maximum forbearance fee of $75,000 is payable to Highwood’s principal lender in consideration of the payment forbearance.

To be able to meet the required repayment of all bank indebtedness by December 31, 2002, Highwood will need to complete the Plan of Arrangement, otherwise obtain new equity or obtain new financing from another lender in order to continue as a going concern. Continued operations are dependent upon obtaining such financing or equity and on profitable operations. In addition to maximizing revenues and reducing expenditures where possible, management has taken the following actions:

•	On October 2, 2001, Highwood entered into an “Option Agreement” with Dynatec, whereby Dynatec agreed to import approximately 6,400 metric tonnes of low grade barite on Highwood’s behalf and to store the material at Highwood’s Marmora plant facility. Under the terms of this agreement, Highwood has been granted an exclusive option to purchase the material in whole or in part until April 30, 2002, at Dynatec’s purchase cost plus cost of financing the inventory.

•	On September 23, 2002, Highwood entered into an additional Option Agreement (“Second Option”) with Dynatec, whereby Dynatec agreed to purchase approximately 4,800 metric tonnes of low grade barite and 1,200 metric tonnes of high brightness ore on Highwood’s behalf and to store the material at Highwood’s Marmora plant facility. Under the terms of this agreement, Highwood has been granted an exclusive option to purchase the material in whole or in part until March 31, 2003 at Dynatec’s purchase cost plus the cost of financing the inventory. Alternatively, at Dynatec’s sole option, Highwood may be required to purchase all or any portion of the material from Dynatec at any time subsequent to the material arriving in Canada. The shipment is expected to arrive in late November 2002.

•	As consideration for the Option Agreement and the provision of the letter of credit (as described above) relating to the Forbearance Agreement, the Option Agreement sets out two payments to be made to Dynatec, $150,000 (the “Special Barite Fee”) and $75,000 (the “Letter of Credit Fee”). The agreement further states that the amount was to be settled in Highwood Common Shares subject to TSE regulations and disinterested shareholder approval at the next regularly scheduled general meeting. Such approval was received and Dynatec was issued an additional 1,250,000 Common Shares on August 13, 2002.

•	As consideration for the $1.0 million letter of credit provided by Dynatec in conjunction with the Supplemental Agreement to the Forbearance Agreement, Dynatec was to be paid $60,000. Subject to shareholder approval, this fee would be settled by the issuance of 444,444 common shares in the capital stock of Highwood. Such approval was received in June 2002 and the shares were issued on August 13, 2002.

•	Highwood entered into an indemnity and security agreement effective November 21, 2001 with Dynatec for claims that may be made by Highwood’s principal lender pursuant to the Forbearance Agreement (including any supplemental agreements), the Dynatec Guarantee or the Letter of Credit. As security for Highwood’s obligations under the Indemnity Agreement, Highwood has granted Dynatec a security interest in all its property, assets and undertaking, subordinate to the prior payment to and security of the principal lender and its assignees.

•	Highwood is also attempting to sell property in its limestone division, which is no longer being used. Proceeds of any sale will be applied against bank loans.

Highwood, as with its previous lending arrangement, must comply with a series of covenants, and the facility includes restrictions on further capital investment, payment of dividends, increased indebtedness or other matters requiring consent of its lender. Net proceeds of asset dispositions must be applied, at the option of the lender, against the reducing term loans noted above. Regular payments on the reducing term loans are to continue as scheduled and are being made. As a result of these regularly scheduled principal payments, the balance due on the reducing term loans was reduced by $366,667 during the six months ended June 30, 2002, to $833,333.

With respect to significant capital commitments, on October 8, 2001, Highwood’s Chinese joint venture, Sino-Can, entered into an agreement to purchase land and equipment in Guiyang, China in the amount of 2,200,000 Yuan ($417,544). To date, 1,830,000 RMB Yuan ($349,654) has been paid leaving 370,000 RMB Yuan ($67,890) due upon obtaining site use and housing certificates. Highwood’s portion of the Sino-Can joint venture is 55%. The amounts will be funded by way of cash flow from Sino-Can operations and a loan from a Chinese bank. Although this commitment will have an impact on dividends paid to Highwood by the joint venture, no additional cash investment will be required by Highwood. Highwood has no other significant capital commitments outstanding.

Dividends

Highwood did not pay cash dividends during the period ended June 30, 2002 and prior years and has a policy of retaining its cash reserves to finance capital projects and business growth.

Risk and Uncertainties

Highwood’s core operating businesses are the mining, production and or processing of minerals such as barite, silica, gypsum and zeolite, and talc products. Earnings performance can be sensitive to fluctuations in mineral commodity prices. In addition, a segment of Highwood’s customer base is involved in the oil and gas industry, and sales to this segment will be sensitive to world oil prices. An additional customer segment is involved in the manufacturing of durable goods and automobiles, and general economic conditions will affect this segment accordingly. As Highwood also imports some raw materials from outside Canada, earnings performance can also be sensitive to currency and interest rate fluctuation. Additionally, earnings performance will be affected by the extent to which Highwood is able to recover transportation surcharges, which may be imposed by carriers in response to world oil prices. Highwood’s Sino-Can subsidiary is located in China and is therefore also subject to currency fluctuation and the ability to repatriate earnings.

PRINCIPAL SHAREHOLDERS

The following table sets forth the shareholdings of those persons who, as of the October 25, 2002, own of record or are known to Highwood to own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Common Shares of Highwood.

		Number and Percentage
		of Common Shares
		Owned as at the Date
Name and Municipality		of this Information
of Residence	Type of Ownership	Circular

Dynatec Corporation	Registered and	17,663,354
Richmond Hill, ON	Beneficial	(42.51%)

To the knowledge of Highwood, the directors and senior officers of Highwood currently collectively and beneficially own, directly or indirectly, 85,464 Common Shares of Highwood, representing less than 1% of Highwood’s issued and outstanding shares.

RELATIONSHIP BETWEEN DYNATEC AND HIGHWOOD

Highwood entered into a forbearance agreement (the “Forbearance Agreement”) dated October 3, 2001 with its principal lender, a Canadian chartered bank, to repay in an orderly fashion all amounts owing under outstanding loans and letters of credit aggregating at September 30, 2001 approximately $6.4 million, plus interest and costs. This agreement required Highwood to reduce its revolving operating facility by $500,000 on each of October 15, 2001 and December 31, 2001. Highwood was also required to make an additional payment of $1.5 million on December 15, 2001, which Highwood financed from the net proceeds of a rights offering which closed January 11, 2002 (the “Rights Offering”). The Forbearance Agreement further provided that all indebtedness to the principal lender was to be paid on or before March 31, 2002.

The Forbearance Agreement required Dynatec, Highwood’s principal shareholder, to enter into a standby agreement in connection with the rights offering whereby it would agree (the “Standby Commitment”) to subscribe for Common Shares upon exercise of the Rights having an aggregate subscription price of not less than $1.5 million. In addition, as additional security to the principal lender for the $1.5 million payment due December 15, 2001, Dynatec guaranteed (the “Dynatec Guarantee”) such payment and provided a $1.5 million letter of credit (the “Letter of Credit”) as security for the Dynatec Guarantee which could be drawn in the event that the Rights Offering did not close and payment had not been advanced to the principal lender by that date. Highwood entered into an indemnity and security agreement (the “Indemnity Agreement”) dated effective November 21, 2001 with Dynatec, which provided for an indemnity to Dynatec by Highwood for claims being made by Highwood’s principal lender pursuant to the Forbearance Agreement (including any supplemental agreements), the Dynatec Guarantee or the Letter of Credit. As security for the obligations of Highwood under the Indemnity Agreement, Highwood has granted to Dynatec a security interest in all its property, assets and undertaking, subordinate to the prior payment to and security of the principal lender and its assignees.

In addition to providing the Standby Commitment, Dynatec also agreed to provide other financial assistance to Highwood while Highwood sought to replace its current financing, including entering into an option agreement dated October 2, 2001 (the “Option Agreement”) with Highwood whereby Dynatec has approximately 6,400 metric tones of low-grade barite which will be purchased by Highwood and processed for sale to its customers. Pursuant to the Option Agreement, Dynatec grants Highwood an exclusive option to purchase the barite inventory as required by Highwood from time to time. Purchase prices of the barite inventory under the option agreement reflect a return to Dynatec of the principal lender’s prime lending rate of interest plus 3% per annum. The purchase of the barite inventory in this manner permitted Highwood to reduce its operating line of credit with its principal lender.

In consideration of the provision of the Letter of Credit and the grant of the option by Dynatec under the Option Agreement, Highwood agreed to pay Dynatec the sum of $225,000 which funds were used by Dynatec to subscribe for 1,250,000 Common Shares of Highwood for a purchase price of $0.18 per share ($225,000 in aggregate).

On March 28, 2002, Highwood and its principal lender entered into a Supplemental Agreement to the Forbearance Agreement. Under the terms of this agreement, the principal lender required Highwood to complete the sale of one of its non-producing properties by June 30, 2002 and to apply the greater of the net proceeds or $1.0 million to the debt. In conjunction with the Supplemental Agreement to the Forbearance Agreement, Dynatec agreed to provide a guarantee of Highwood’s obligation to make the $1.0 million payment June 30, 2002, as required by the lender. As security for this guarantee, Dynatec provided a letter of credit in favour of the lender, to be drawn at the lender’s discretion in whole or part, at any time on or after July 1, 2002. Due to the inability of Highwood to fund the aforementioned payment, this letter of credit was drawn on July 12, 2002.

As consideration for the $1.0 million letter of credit provided by Dynatec in conjunction with the Supplement Agreement to the Forbearance Agreement, Dynatec was to be paid $60,000. It was agreed that subject to shareholder approval, Dynatec would subscribe for 444,444 common shares in the capital stock of Highwood in settlement of these fees. Such approval was received in June 2002 and the shares were issued in August 2002.

Dynatec may deliver to Highwood a claim to be indemnified in respect of the $1.0 million provided under the Standby Letter of Credit pursuant to the Indemnity and Security Agreement entered into between Highwood and Dynatec, which require Highwood to pay the amount claimed in 60 days. At present, Dynatec has not issued a claim for indemnification.

On September 23, 2002, Highwood entered into an additional Option Agreement with Dynatec, whereby Dynatec agreed to purchase approximately 4,800 metric tonnes of low grade barite and 1,200 metric tonnes of high brightness barite ore on Highwood’s behalf and to store the material at Highwood’s Marmora plant facility. Under the terms of this agreement, Highwood has been granted an exclusive option to purchase the material in whole or part until March 2003 at Dynatec’s purchase cost plus the cost of financing the inventory. Alternatively, at Dynatec’s sole option, Highwood may be required to purchase all or any portion of the material from Dynatec at any time subsequent to the material arriving in Canada. This shipment is expected to arrive in late November 2002.

As a result of the Rights Offering, fees settled by issuance of Common Shares and additional purchase of Common Shares on the open market, Dynatec now holds 17,663,354 Common Shares or 42.51% of the total issued Common Shares of Highwood.

DIRECTORS AND OFFICERS

The board of directors is currently comprised of six (6) persons. Each director is elected to serve until the next annual meeting of shareholders or until a successor is elected or appointed. The board of directors has established three committees: the Audit Committee, the Corporate Governance Committee and the Compensation Committee. The board of directors has also established an independent committee to review an make recommendations in respect of the Arrangement.

The following table sets out the name, municipality of residence, present position(s) held with Highwood and principal occupations during the last five years (unless otherwise indicated) of each director and officer of Highwood and the number of Common Shares and options to acquire Common Shares held.

Common Shares and
Percentage
Beneficially Held
Name and municipality of	Position, Date	Principal Occupation(s) During the	or Controlled as at
residence	Appointed Director	Preceding Five Year Period	the Date Hereof(1)

Garry W. Lynkowski(2)(4)(5) Sherwood Park, Alberta	Director — June 1994(6)	Chief Financial Officer of Remington Tire Distributors Inc. since September 2001; prior thereto, President and Chief Financial Officer of Highwood Resources Ltd. between 1996 and 2001.	—

James Roxburgh(2)(5) Bolton, Ontario	Director since September 1999	Independent mining consultant since 2001; Vice President of Business Development of Dynatec Corporation between 1998 and 2001; prior thereto, V.P. Operations with Dynatec Mining Ltd. since 1995.	—

Neville Simpson(2)(3)(4)(5) Kenosha, Wisconsin	Director since March 1996	Director, Marketing – South America, Snap-On Incorporated	1,000

Common Shares and
Percentage
Beneficially Held
Name and municipality of	Position, Date	Principal Occupation(s) During the	or Controlled as at
residence	Appointed Director	Preceding Five Year Period	the Date Hereof(1)

Dr. David Trueman(3)(4)(5) Richmond, British Columbia	Director since December 1994(7)	Consulting Geologist	5,055

Arnold Klassen Newmarket, Ontario	Chief Financial Officer since October 2001; and Director since June 2001	Vice-President, Finance and Chief Financial Officer, Dynatec Corporation	—

William Shaver(3) Maple, Ontario	Chairman, Chief Executive Officer since October 2001; and Director since June 2001	Vice-President, Mining Services of Dynatec Corporation	79,409

Malcolm Kane Calgary, Alberta	President since October 2001	Vice-President, Operations, Highwood Resources Ltd.	—

Christiana Knight Calgary, Alberta	Vice-President, Finance and Controller since October 2001	Controller, Highwood Resources Ltd.	Nil

Roy Hudson Calgary, Alberta	Secretary since 1996	Lawyer; Partner with Borden Ladner Gervais LLP since July 2002; prior thereto, partner with Armstrong Perkins Hudson LLP since January 1999; prior thereto, partner with Ogilvie and Company since 1988.	Nil

Notes:

(1)	The information as to shares beneficially owned, not being within the knowledge of Highwood has been furnished by the respective directors individually.

(2)	Denotes a member of the Audit Committee. Highwood is required to have an audit committee. The general function of the audit committee is to review the overall audit plan and Highwood’s system of internal controls, to review the results of the external audit and to resolve any potential dispute with Highwood’s auditors.

(3)	Denotes a member of the Compensation Committee.

(4)	Denotes a member of the Corporate Governance Committee.

(5)	Denotes a member of the Independent Committee

(6)	Mr. Lynkowski was appointed a director of MMCL in June 1994. MMCL amalgamated with Highwood on January 1, 1997. Mr. Lynkowski remained a director of Highwood following the amalgamation.

(7)	Dr. Trueman was appointed a director of Trader Resources Ltd. in December 1994. Trader amalgamated with MMCL in January 1995 and MMCL amalgamated with Highwood in January 1, 1997. Dr Trueman remained a director of Highwood following this amalgamation.

MANAGEMENT AND KEY PERSONNEL

The following is a brief description of key management of Highwood:

William Shaver, P.Eng — CEO, Highwood Resources Ltd.

Mr. Shaver is a Professional Engineer and a co-founder of Dynatec Corporation and has over 21 years experience with Dynatec Mining Services Division as VP, Operations. He is also the Chairman of Ontario Mines and Aggregates Safety and Health Association (MASHA). He is currently the Vice-President of Mining Services for Dynatec.

Arnold Klassen — CFO, Highwood Resources Ltd.

Mr. Klassen is VP, Finance of Dynatec Corporation and a Chartered Accountant and Certified Public Accountant, with over 18 years of experience as either CFO or Controller within the Dynatec organization. Mr. Klassen also has a public accounting background with KPMG.

Malcolm Kane — President, Highwood Resources Ltd.

Mr. Kane has a degree in Metallurgical Engineering and over 32 years of experience in metallurgical, chemical and mineral processing. He has approximately 19 years of experience with Highwood, including two years as Plant Manager at the Moberly silica plant and 12 years as VP, Operations. Mr. Kane was responsible for the successful establishment of the Sino-Can plant.

Christiana Knight — VP, Finance and Controller, Highwood Resources Ltd.

Ms. Knight is a Certified Management Accountant with over 17 years of experience in the mining and minerals processing industry, including 14 years with Highwood, 8 years as Controller.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

As at December 31, 2001, Highwood had five (5) “Named Executive Officers”, three (3) of whom were directors.

The following table (presented in accordance with the regulations made under the Securities Act (Ontario) (the “Regulation”)) sets forth all annual and long term compensation for services in all capacities to Highwood for the financial period ended December 31, 2001, in respect of the individual who was, at December 31, 2001, acting in a capacity similar to a Chief Executive Officer and the most highly compensated Executive Officers whose compensation was greater than $100,000 (the “Named Executive Officer”).

Summary Compensation Table

									Long-Term
		Annual Compensation							Compensation

							Other Annual		Securities Under
Name and		Salary			Bonus		Compensation		Options/SARS
Principal Position	Year	($)			($)		($)(13)		Granted(13)

William Shaver(1)(2)	2001	—			—		—		—
Chief Executive Officer	2000	—			—		—		—
	1999	—			—		—		—

James W. Roxburgh(3)(4)	2001	—			—				—
Chief Executive Officer	2000		$76,280		—		—		—
	1999		$39,000		—		—		—

Garry Lynkowski(5)	2001		$103,500		—		$49,370	(6)	—
President and	2000		$88,000		—		$48,000	(8)	—
Chief Financial Officer	1999		$104,167		$8,000	(16)	$24,000	(7)	—

Malcolm Kane(9)(10)	2001		$112,500		—		$13,765	(11)	—
Vice-President,	2000		$106,250		—		—		—
Operations President	1999		$95,000		$8,000	(16)	—		—

Terry Pepper(12)	2001		$120,775	(13)	—		—		—
Vice-President,	2000		$115,895	(14)	—		—		—
Technical Development	1999		$115,861	(15)	—		—		—

Notes:

(1)	Mr. Shaver was appointed Chairman and Chief Executive Officer of the Corporation on August 24, 2001. Mr. Shaver is also Vice-President, Mining Services Division of Dynatec Corporation.

(2)	Mr. Shaver’s services were provided to the Corporation pursuant to the Management Agreement with Dynatec. See “Management Contracts”. The compensation reported excludes any other remuneration which Mr. Shaver may receive directly from Dynatec, in his position of Vice-President, Mining Services Division of Dynatec Corporation.

(3)	Mr. Roxburgh was appointed Chairman and Chief Executive Officer in September 1999. On November 1, 1999, Mr. Roxburgh was appointed President of the Corporation. Mr. Roxburgh resigned as President on May 1, 2000 as Mr. Garry Lynkowski was reappointed as President on that date. On August 24, 2001, Mr. Roxburgh resigned as Chairman and CEO of Highwood as Mr. William Shaver was appointed on that date.

(4)	Mr. Roxburgh’s services were provided to the Corporation pursuant to the Management Agreement with Dynatec. See “Management Contracts”. The compensation excludes any other remuneration which Mr. Roxburgh may have received directly from Dynatec, in his prior position of Vice-President, Business Development of Dynatec.

(5)	Mr. Lynkowski was President and Chief Financial Officer of the Corporation or a predecessor thereof since March 1996, with the exception of the period from November 1, 1999 to April 30, 2000, during which time Mr. Lynkowski was solely the Chief Financial Officer of the Corporation. On May 1, 2000, Mr. Lynkowski was reappointed as President of the Corporation. Prior to that time, Mr. Lynkowski was President and Chief Financial Officer of Mountain Minerals. On September 30, 2001, Mr. Lynkowski resigned as President and Chief Financial Officer of the Corporation.

(6)	Amount includes the partial payment of a deferred signing bonus, pay-out of all outstanding vacation entitlement remaining as at September 30, 2001, all annual lease payments for a company automobile, life insurance premiums, health care benefits and all annual payments to a group Registered Retirement Savings Plan (the “Group RRSP”). Annual payments made by the Corporation to the Group RRSP are calculated based upon matching the annual contribution made by the employee. At the Effective Date, approximately $16,500 remains payable to Mr. Lynkowski pursuant to his employment agreement with the Corporation.

(7)	Paid to Takata Ventures Inc. (“Takata”) for the period November 1, 1999 to December 31, 1999. The contract between the Corporation and Takata replaced and superseded the previous consulting contract between Takata and the Corporation, which terminated on October 31, 1999.

(8)	Paid to Takata Ventures Inc. (“Takata”) for the period January 1, 2000 to April 30, 2000. The employment contract between the Corporation and Mr. Garry Lynkowski, dated May 1, 2000 replaced and superseded the contract between Takata and the Corporation, which terminated on April 30, 2000.

(9)	Mr. Kane was appointed Vice-President, Operations of a predecessor company of the Corporation in April 1995. Prior to that time, Mr. Kane was Vice-President, Asia Operations of Mountain Minerals.

(10)	On October 1, 2001, Mr. Kane was appointed as President of the Corporation.

(11)	Amount includes all annual lease payments for a company automobile, life insurance premiums, health care benefits and all annual payments to a Group Registered Retirement Savings Plant (RRSP). Annual payments made by the Corporation to the Group RRSP are calculated based upon matching the annual contribution made by the employee.

(12)	Mr. Pepper was appointed Vice-President, Technical Development of a predecessor company of the Corporation in December 1996. Prior to that time, Mr. Pepper was with Unocal/Molycorp. On March 29, 2002, Mr. Pepper ceased to be involved with the Corporation.

(13)	Mr. Pepper, based in the United States, was remunerated in U.S. dollars at a per annum salary of US$78,000. The reported amount of $120,775 was based on an average annual exchange rate of $1.5484 for every US$1.00.

(14)	Mr. Pepper, based in the United States, was remunerated in U.S. dollars at a per annum salary of US$78,000. The reported amount of $115,895 was based on an average annual exchange rate of $1.4858 for every US$1.00.

(15)	Mr. Pepper, based in the United States, was remunerated in U.S. dollars at a per annum salary of US$78,000. The reported amount of $115,861 was based on an average annual exchange rate of $1.4854 for every US$1.00.

(16)	Bonus amounts were recommended by the Compensation Committee, and subsequently approved by the Board in 2000 with respect to the overall performance of each individual for the 1999 fiscal year.

Stock Options

Under the policies of the TSX, at the time of granting of the options, the aggregate number of Common Shares to be delivered upon the exercise of all options granted thereunder may not exceed 10% of the issued and outstanding Common Shares and the aggregate number of Common Shares to be delivered upon exercise of the options to any one individual granted thereunder may not exceed 5% of the issued and outstanding Common Shares. Options issued must also have an exercise price as determined by the market price of the Common Shares subject to a permitted discount.

All options are non-transferable and will terminate one year following the date the optionee ceases to be a director, employee, consultant or hold an office of Highwood by reason of death, or 90 days after ceasing to be a director, employee, consultant, or officer for any reason other than death.

As at the effective date hereof, options to purchase Common Shares of Highwood are held as follows:

				Market Price at
Option Holders	Number of Options	Exercise Price	Expiration Date	Date of Grant(1)

Named Executive Officers	400,000	$0.17	February 28, 2007	$0.17
Directors(1)	375,000	$0.17	February 28, 2007	$0.17
	50,000	$0.65	March 26, 2003	$0.65
Employees or Consultants	750,000	$0.17	February 28, 2007	$0.17

Notes:

(1)	Does not include directors who are executive officers.

Escrowed Securities

Highwood does not have any of its shares held in escrow as at the Effective Date.

Compensation of Directors

During the fiscal year ended December 31, 2001, directors, excluding officers of Highwood, were paid $500 per meeting of the Board of Directors or committees thereof attended by a director. For the year ended 2001, the amount of aggregate directors’ fees paid to directors was $5,015.

Directors’ and Officers’ Insurance

Since 1980, Highwood has maintained liability insurance covering directors and officers of Highwood acting in their respective capacities as such. Currently, coverage is $10,000,000 subject to a basic deductible of $25,000 and a corporate deductible of $50,000 for matters directly relating to the U.S. Securities and Exchange Commission (“SEC”). The total premium paid by Highwood in respect of this coverage during 2001 was $39,873.

Long-Term Incentive Plans — Awards in Most Recently Completed fiscal year

Highwood has not had and does not currently have any long term incentive plans, other than stock options that may be granted from time to time by the Board of Directors. See “Stock Options”.

Stock Option and SAR re-pricing

Highwood did not make any downward re-pricing of stock options or stock appreciation rights during the fiscal year ended December 31, 2001.

Employment Contracts

Highwood entered into an employment agreement dated May 1, 2000 with Garry W. Lynkowski. Under the agreement, Mr. Lynkowski served as President and Chief Financial Officer of Highwood until his resignation effective September 30, 2001. The agreement provides for four months notice of termination, except in the event of death, total disability, termination for cause or mutual agreement between the parties.

Under the agreement, Mr. Lynkowski was entitled to participate in Highwood’s incentive and bonus programs and, in addition, was entitled to a bonus payment (the “Deferred Signing Bonus”) calculated and payable upon termination of the agreement (except in the event of termination for cause) equal to 8 times the monthly base salary in effect at the time of termination, together with 8 months of benefits, payable over the 8 month period. Mr. Lynkowski was entitled to elect to receive upon termination, in lieu of the Deferred Signing Bonus, a lump sum amount equal to the present value of the Deferred Signing Bonus, such present value being calculated with a discount factor of 4%. Provided that Mr. Lynkowski received either the Deferred Signing Bonus or the lump sum payment, Mr. Lynkowski was not entitled to severance or termination pay upon termination of the agreement. The employment agreement was amended effective October 3, 2001 such that Mr. Lynkowski would receive the Deferred Signing Bonus, as a result of his resignation, in a series of payments totaling $22,000 by December 31, 2001, with an additional $66,000 payable in 12 monthly installments in 2002.

Upon termination of the agreement, all stock options granted to Mr. Lynkowski by Highwood will become vested and exercisable.

Highwood entered into an employment agreement dated October 24, 2001 with Malcolm R. Kane, Vice-President, Operations. The agreement is for an initial fixed term of one year with automatic renewal term of additional 12 month periods, until termination.

In the event that the employment of Mr. Kane is terminated without cause, including a dismissal arising from or related to a change of ownership of Highwood, Mr. Kane is entitled to receive twelve (12) months base salary, including bonuses, plus the continuation for twelve (12) months of benefits.

In the event of a change of control of Highwood, Mr. Kane is entitled upon dismissal to payments of any earned but unpaid bonuses and has the immediate right to exercise all vested and unvested stock options.

Management Contracts

Pursuant to an Executive Management and Technical Services Agreement (the “Management Agreement”) dated effective October 1, 1999 between Highwood and Dynatec Corporation (“Dynatec”), Dynatec has agreed to provide Highwood certain services including:

(a)	executive management services, including administrative, organizational and management support for the business of Highwood and the provision of a Chief Executive Officer of Highwood to lead and manage the strategic direction of Highwood; and

(b)	technical services, including technical studies, evaluations and advice on exploration, development and production of industrial minerals, facilities, design, construction, operation and maintenance and project development.

As compensation for the executive management services, Highwood has agreed to pay Dynatec $92,400 per annum in equal monthly installments. As compensation for the technical services, Highwood has agreed to pay such amounts to Dynatec as agreed by the parties from time to time. During the fiscal year ended December 31, 2001, Dynatec waived its fees for executive management services and a total of $57,922 in fees for technical services were paid by Highwood to Dynatec pursuant to the Management Agreement.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS AND RELATED PARTY TRANSACTIONS

Highwood has entered into the Management Agreement dated effective October 1, 1999 with Dynatec. See “Compensation of Executive Officers and Directors — Management Contracts”.

Prior to the entering into of the Management Agreement, a predecessor of Highwood had a management agreement with Royal Oak in March 1992, subsequently amended with Highwood replacing Mountain as the party to the agreement with Royal Oak. Royal Oak provided to Highwood the services of senior office management, as well as advice on corporate and financial reporting at a fee based on its cost in providing such services plus 15%. This agreement was terminated effective April 16, 1999.

Dynatec currently owns beneficially, directly or indirectly, or exercises control or direction over 17,663,354 Highwood Common Shares representing approximately 42.51% of the total outstanding Highwood Common Shares. See “Principal Shareholders”. Dynatec has entered into the Option Agreements dated October 2, 2001 and September 23, 2002 and the Indemnity Agreement dated effective November 21, 2001 with Highwood. See “Relationship Between Dynatec and Highwood”.

Indebtedness of Directors and Officers

The only indebtedness to Highwood or any of its subsidiaries incurred by its directors or officers during the past three fiscal years (1999-2001) is as set out in the following table.

		Largest Amount
	Involvement of Issuer	Outstanding	Amount Outstanding as
Name and Principal Position	or Subsidiary	During 2001	at the Effective Date

Christiana Knight Vice-President Finance and Controller	Issuer(1)	$19,941	$19,941

Note:

(1)	In September of 1997, a housing relocation loan was made to Ms. Knight. The loan does not bear interest and is secured by a second mortgage on Ms. Knight’s property. The loan is repayable over a maximum period of ten (10) years from bonus amounts earned by Ms. Knight and from the aggregate net value of any stock options exercised by Ms. Knight, at the rate of 1/2 of the after tax value to Ms. Knight of such amounts.

DESCRIPTION OF SHARE CAPITAL

Highwood is authorized to issue an unlimited number of Common Shares, all without nominal or par value. As of the date hereof, there are 41,552,749 Common Shares issued and outstanding as fully paid and non-assessable.

Common Shares

The Common Shares shall have attached to them the rights, privileges, restrictions and conditions as hereinafter set forth.

(a)	Except for meetings at which only holders of another specified class or series of shares of Highwood are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of Highwood.

(b)	Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of Highwood, the holders of the Common Shares are entitled to receive dividends if, as and when declared by the directors of Highwood.

(c)	Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of Highwood, the holders of the Common Shares are entitled to share equally in the remaining property of Highwood upon liquidation, dissolution or winding-up of Highwood.

CAPITALIZATION

The following table outlines the capitalization of Highwood as at December 31, 2001 and September 30, 2002. This table should be read in conjunction with the comparative financial statements of Highwood and the accompanying notes thereto included elsewhere in this Information Circular. There has been no material change in the share and loan capital structure of Highwood since December 31, 2001 other than as described under “Management Discussion and Analysis of Operating Results and Financial Position — Liquidity and Capital Resources — June 30, 2002”.

		Outstanding as at	Outstanding as at
Type of Security	Authorized	December 31, 2001	September 30, 2002

Common Shares	Unlimited	$19,831,459 (21,855,458 shares)	$22,087,054 (41,552,749 shares)

PRIOR SALES OF SECURITIES

Highwood effected a Rights Offering, dated December 10, 2001, for existing shareholders to subscribe for up to 21,855,458 rights exercisable into 18,002,847 common shares at $0.125 per share, for aggregate proceeds of $2,250,356. The expiry date of the offering was January 11, 2002. As part of the Forbearance Agreement discussed under the heading “Relationship between Dynatec and Highwood”, Dynatec entered into a Standby Commitment to subscribe for Common Shares upon exercise of the Rights having an aggregate subscription price of not less than $1,500,000. Pursuant to this agreement, Dynatec purchased a total of 7,838,058 Common Shares under the Rights Offering (including 400,000 Common Shares purchased in the open market during the course of the Rights Offering at a total cost of $59,700 to Dynatec).

The Rights Offering was oversubscribed and as a result, the 18,002,847 Common Shares were issued for gross proceeds of $2,250,356. Issue costs were approximately $280,000. $1,500,000 of the proceeds was used to make a required payment to Highwood’s principal lender on January 15, 2002.

Dynatec also acquired 1,250,000 Common Shares at a price of $0.18 per Common Share in consideration of providing the letter of credit and entering into the Option Agreement, and 444,444 Common Shares at a price of $0.135 per Common Share in consideration of providing a $1.0 million letter of credit to the principal lender. See “Relationship Between Dynatec and Highwood”.

The following table summarizes the date, number and consideration in respect of the issuance of Highwood Common Shares since September 1, 2001.

	Number of Common	Price Per Common	Aggregate
Date of Issuance	Shares Issued	Share	Consideration	Nature of Issuance

January 14, 2002	18,002,847	$0.125	$2,250,356 (1)	Rights Offering
August 13, 2002	1,250,000	$0.18	$225,000	Letter of Credit and Option Agreement Fee
August 13, 2002	444,444	$0.135	$60,000	Letter of Credit Fee

Notes:

(1)	Before costs of issue of approximately $280,000.

DIVIDEND RECORD AND POLICY

To date, Highwood has not paid dividends on its Common Shares. The intention of Highwood is to retain earnings to finance future growth and accordingly Highwood has no present intention to pay dividends on its Common Shares.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

The following table sets forth the high and low price for trades and volume of trading of the Common Shares for the periods indicated.

	Price Range

	$ High	$ Low	Trading Volume

Quarterly Fiscal 2000
4th Quarter	0.60	0.22	434,126

Quarterly Fiscal 2001
1st Quarter	0.43	0.24	224,939
2nd Quarter	0.69	0.35	496,214
3rd Quarter	0.65	0.25	301,325
4th Quarter	0.50	0.16	191,646

Quarterly Fiscal 2002
1st Quarter	0.19	0.14	3,047,623
2nd Quarter	0.22	0.13	1,169,164
July	0.22	0.13	330,344
August	0.12	0.11	113,829
September	0.135	0.07	480,125
October 1 - 25, 2002	0.10	0.07	60,059

The closing price of the Common Shares on October 25, 2002 was $0.08 per Common Share.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Highwood in the two years immediately prior to the date hereof which can reasonably be regarded as presently material are the following.

1.	Option Agreement dated October 2, 2001 between Highwood and Dynatec.

2.	Option Agreement dated September 23, 2002 between Highwood and Dynatec.

3.	Forbearance Agreement dated October 3, 2001 between Highwood, Dynatec, RMA and Highwood’s principal lender. See “Dynatec Financial Assistance”.

4.	First Supplemental Forbearance Agreement dated March 28, 2002 between Highwood, Dynatec, RMA and Highwood’s principal lender.

5.	Second Supplemental Agreement dated September 27, 2002 between Highwood, Dynatec, RMA and Highwood’s principal lender.

6.	Indemnity Agreement dated effective November 21, 2001 between Highwood and Dynatec.

7.	Working Rights and Option Agreement dated December 18, 2001 between Highwood and Navigator Exploration Corp. See “Highwood Resources Ltd. — Narrative Description of the Business of Highwood — Thor Lake”.

Copies of the above agreements may be inspected at the head office of Highwood or the offices of Borden Ladner Gervais LLP, counsel for Highwood, located at 2300 Watermark Tower, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, during normal business hours at any time up to and including the Effective Date of Arrangement.

LEGAL PROCEEDINGS

There are no legal proceedings involving Highwood or its assets as of the date of this Information Circular which management of Highwood believes to be material to Highwood, nor are any such proceedings known by Highwood to be contemplated.

LEGAL MATTERS

Certain legal matters in connection with this Information Circular will be passed upon on behalf of Highwood by Borden Ladner Gervais LLP, Barristers and Solicitors, Calgary, Alberta.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditor of Highwood is Deloitte & Touche LLP, Chartered Accountants, 3000, 700 – 2nd Street S.W. Calgary, Alberta.

Computershare Trust Company of Canada, through its principal offices at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, is the registrar and transfer agent for the Common Shares.

EXPERTS

No person named in this Information Circular as having prepared or certified part of this Information Circular or prepared or certified a valuation report described in or included in this Information Circular has any beneficial ownership, directly or indirectly, in any securities or properties of Highwood.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors, officers and promoters of Highwood may be subject with respect to the operations of Highwood. Certain of the directors may serve as directors and/or officers of other companies or have significant shareholdings in other companies. Situations may arise where the directors, officers and promoters of Highwood will be engaged in direct competition with Highwood. Any conflicts of interest will be subject to and governed by the law applicable to directors and officers conflicts of interest.

Schedule 1
Arrangement Resolution

SPECIAL RESOLUTION of the Shareholders of Highwood Resources Ltd, (“Highwood”) pursuant to an Interim Order of the Ontario Superior Court of Justice dated October 17, 2002.

BE IT RESOLVED THAT:

1.

The agreement (the “Arrangement Agreement”) dated effective October 25, 2002 between Highwood Resources Ltd. (“Highwood”), Dynatec Corporation (“Dynatec”), 2016507 Ontario Ltd. (“ThorNcwco”) and 2016964 Ontario Limited (“Dynatec Newco”), a copy of which is attached as Schedule 2 to the Information Circular of Highwood dated October 25, 2002, accompanying the Notice of this Meeting, with such amendments and variations to the terms thereof as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by the execution and delivery of such amendments or various, be and is hereby confirmed, authorized, ratified and approved;

2.

The plan of arrangement (the “Plan of Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Highwood, Dynatec, ThorNewco and Dynatec Newco, substantially in the form as filed with the Ontario Superior Court of Justice (the “Court”) and as set out as Exhibit 1 to the Arrangement Agreement included with the Information Circular prepared for the purposes of this special meeting of Shareholders, with such amendments and variations to the terms thereof as may be approved by the persons referred to in paragraph 4 hereof and approved by the Court, be and is hereby confirmed, authorized, ratified and approved;

3.

Notwithstanding that this resolution has been duly passed as a Special Resolution of the Shareholders of Highwood or receive the approval of the Court, whether pursuant to the Interim Order or Final Order of the Court, the Board of Directors of Highwood may, Without further notice to, or approval of the Shareholders, amend or terminate the Plan of Arrangement, including the Arrangement Agreement or may revoke this Special Resolution at any time prior to the Plan of Arrangement becoming effective pursuant to the terms of the OBCA; and

4.

Any officer or director of Highwood be and is hereby authorized and directed, for and on behalf of Highwood to execute and deliver, under the corporate seal of Highwood or otherwise, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as such director or officer of Highwood shall determine to be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments or the doing of any such act or thing.

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SCHEDULE 2

ARRANGEMENT AGREEMENT

             THIS ARRANGEMENT AGREEMENT dated as of the 25th day of October, 2002.

A M O N G:
DYNATEC CORPORATION, a corporation existing pursuant to the provisions of the Canada Business Corporations Act

(hereinafter referred to as “Dynatec”)

- and -

2016964 ONTARIO LIMITED, a corporation incorporated pursuant to the provisions of the Business Corporations Act (Ontario)

(hereinafter referred to as “Dynatec Newco”)

- and -

HIGHWOOD RESOURCES LTD., a corporation existing pursuant to the provisions of the Business Corporations Act (Ontario)

(hereinafter referred to as “Highwood”)

- and -

2016507 ONTARIO LTD., a corporation incorporated pursuant to the Business Corporations Act (Ontario)

(hereinafter referred to as “ThorNewco”)

             WHEREAS Highwood proposes to convene a meeting of its shareholders to approve and Dynatec and Highwood, as the sole shareholders of Dynatec Newco and ThorNewco, respectively, intend to approve, an arrangement in accordance with the provisions of the OBCA;

             AND WHEREAS, upon the Arrangement becoming effective, the shares of Highwood will be exchanged for shares of ThorNewco or cancelled in accordance with the provisions of this Agreement and the Plan of Arrangement;

             NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledge by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1     Definitions: In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Agreement” means this arrangement agreement including the exhibit hereto and the schedules thereto as the same may be supplemented or amended from time to time;

(b)	“Amalco” means the corporation continuing from the amalgamation of the Amalgamating Corporations upon the Arrangement becoming effective;

(c)	“Amalco Class A Preferred Shares” means the redeemable non-voting Class A preferred shares of Amalco to be issued pursuant to the Arrangement;

(d)	“Amalgamating Corporations” means Dynatec Newco and Highwood, collectively;

(e)

“Arrangement” means the arrangement pursuant to section 182 of the OBCA to be undertaken on the terms and conditions set forth in the Plan of Arrangement and any amendment or variation thereto made in accordance with this Agreement;

(f)	“Arrangement Resolution” means the special resolution of the holders of Highwood Common Shares approving the Arrangement;

(g)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in the Province of Ontario;

(h)	“CBCA” means the Canada Business Corporations Act, as amended, including the regulations thereunder;

(i)	“Charter Documents” with respect to any corporation means the articles, by-laws and similar documents relating to such corporation;

(j)	“Court” means the Superior Court of Justice (Ontario);

(k)	“Credit Facility” means the term debt and lines of credit for short-term financing of up to an aggregate amount of $2,350,000 available to Highwood from The Toronto-Dominion Bank;

(l)	“Depositary” means Computershare Trust Company of Canada;

(m)	“Director” means the Director duly appointed from time to time under the provisions of the OBCA;

(n)

“Discretionary Relief” means the discretionary rulings and/or orders to be obtained by or on behalf of ThorNewco pursuant to applicable Canadian securities legislation, rules, regulations and policy statements, to, among other things, permit the resale (without a prospectus) of the ThorNewco Common Shares obtained pursuant to the redemption of the Amalco Class A Preferred Shares;

(o)	“Dynatec” means Dynatec Corporation, a corporation existing pursuant to the provisions of the CBCA;

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(p)	“Dynatec Counsel” means Aird & Berlis LLP or such other counsel as may be designated by Dynatec;

(q)	“Dynatec Newco” means 2016964 Ontario Limited, a corporation incorporated under the provisions of the OBCA;

(r)	“Dynatec Newco Common Shares” means the common shares which Dynatec Newco is authorized to issue, as the same are constituted on the date hereof;

(s)	“Effective Date” means the date set forth in the certificate of arrangement issued by the Director under the provisions of the OBCA giving effect to the Arrangement;

(t)	“Final Order” means the final order of the Court approving the Arrangement;

(u)	“Highwood” means Highwood Resources Ltd., a corporation existing under the provisions of the OBCA;

(v)	“Highwood Assets” means the assets, liabilities and undertaking of Highwood other than the ThorNewco Assets and for greater certainty includes all amounts owing under the Credit Facility;

(w)	“Highwood Common Shares” means the common shares which Highwood is authorized to issue, as the same are constituted on the date hereof;

(x)	“Highwood Counsel” means Borden Ladner Gervais LLP or such other counsel as may be designated by Highwood;

(y)	“Highwood Shareholders” means holders from time to time of Highwood Common Shares;

(z)	“Interim Order” means the interim order of the Court dated October 17, 2002 providing advice and directions in connection with the calling and holding of the Meeting and the Arrangement;

(aa)	“Meeting” means the special meeting of the shareholders of Highwood to be held to consider and, if deemed advisable, to approve, among other things, the Arrangement;

(bb)	“Northern” means Northern Securities Inc.;

(cc)	“OBCA” means the Business Corporations Act (Ontario), as amended, including the regulations thereunder;

(dd)

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(ee)	“Plan of Arrangement” means the plan of arrangement attached to this Agreement as Exhibit 1, as amended from time to time;

(ff)	“Proposed Transaction” shall have the meaning ascribed thereto in subsection 4.3(b)(i) hereof;

(gg)	“Proxy Circular” means the management information circular of Highwood to be sent to Highwood Shareholders in connection with the Meeting, including the schedules thereto;

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(hh)

“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a Subsidiary;

(ii)	“ThorNewco” means 2016507 Ontario Ltd., a corporation incorporated pursuant to the provisions of the OBCA;

(jj)	“ThorNewco Assets” means the assets to be transferred to ThorNewco pursuant to the Arrangement which assets are as set out in Schedule “A” to the Plan of Arrangement;

(kk)	“TSX-V” means the TSX Venture Exchange Inc.; and

(ll)

“Valuation Report and Fairness Opinion” means the valuation report and fairness opinion relating to the Arrangement prepared by Northern in accordance with the provisions of Ontario Securities Commission Rule 61-501 and By-laws 29.14 to 29.25 of the Investment Dealers Association of Canada.

Section 1.2     Currency: All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

Section 1.3     Interpretation Not Affected Headings: The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the exhibit hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 1.4     Number and Gender: Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

Section 1.5     Date for Any Action: In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6     Meaning: Words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

ARTICLE 2
ARRANGEMENT

Section 2.1     Arrangement: Subject to the terms and conditions of this Agreement:

(a)	Highwood shall call and hold the Meeting as soon as practicable after obtaining the Interim Order and, in any event, by no later than November 26, 2002;

(b)

In connection with the Meeting, Highwood shall: (i) in consultation with Dynatec, Dynatec Newco and ThorNewco, prepare the Proxy Circular and such other documents as may be necessary or desirable to permit the Highwood Shareholders to vote on whether to approve the Arrangement Resolution and such other matters of business as may be

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deemed necessary and desirable to be considered at the Meeting; (ii) jointly prepare with Dynatec, Dynatec Newco and ThorNewco such other documents as may be necessary or desirable to give effect to the Arrangement; and (iii) cause the Proxy Circular, including the Valuation Report and Fairness Opinion (which shall be included in the Proxy Circular), and such other documents as may be necessary or desirable to give effect to the Arrangement and other matters to be sent to each Highwood Shareholder as soon as reasonably practicable following receipt of the Interim Order and filed as required by the Interim Order and applicable law;

(c)

If the Arrangement Resolution is approved by the requisite majority of Highwood Shareholders at the Meeting as set out in the Interim Order (or any variation thereof), as soon as reasonably practicable thereafter, Highwood shall, jointly with Dynatec Newco and ThorNewco, take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such manner as the Court may direct and Highwood, Dynatec Newco and ThorNewco may agree; and

(d)

If the Final Order is obtained, as soon as reasonably practicable thereafter and subject to the fulfillment or the waiver of each of the conditions set out herein, and completion of all steps required by the Plan of Arrangement to be completed prior to the Effective Date, Highwood shall file a certified copy of the Final Order with the Plan of Arrangement, and such other documents as are required to be filed under the OBCA, with the Director to give effect to the Arrangement pursuant to section 182 of the OBCA. The Arrangement shall occur and be conducted in accordance with the provisions of the Plan of Arrangement.

As part of its application for the Final Order, Highwood shall, prior to the hearing in relation to the Final Order, advise the Court that ThorNewco intends to rely on the exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by section 3(a)(10) of that Act based on the Court’s approval and determination of fairness to Highwood Shareholders of the Arrangement.

Section 2.2     Effective Time of Arrangement: The Arrangement shall become effective at 12:01 a.m. on the Effective Date and at such time each of the steps involved in the Arrangement shall be deemed to occur in the order specified in the Plan of Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1     Representations and Warranties of Dynatec: Dynatec hereby represents and warrants in favour of Highwood and ThorNewco that:

(a)	Dynatec has been duly incorporated and is a valid and subsisting corporation under the provisions of the CBCA;

(b)

the execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of Dynatec and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of Dynatec, enforceable in accordance with its terms;

(c)

none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

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	(i)	violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Dynatec or any of its Subsidiaries; or

	(ii)	conflict with any of the terms, conditions or provisions of the Charter Documents of Dynatec or any of its Subsidiaries;

(d)

Dynatec now owns and will own immediately prior to the exchange referred to in subsection 5.1(f) hereof, directly or indirectly, 17,663,354 Highwood Common Shares. Dynatec has no rights, options or warrants to acquire any additional Highwood Common Shares (other than as a result of the Arrangement); and

(e)

the Proxy Circular does not contain an untrue statement of a material fact concerning Dynatec or its Subsidiaries and does not omit to state a material fact concerning Dynatec or its Subsidiaries that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made.

Section 3.2     Representations and Warranties of Dynatec Newco: Each of Dynatec Newco and Dynatec hereby jointly and severally represents and warrants in favour of Highwood and ThorNewco that:

(a)

Dynatec Newco has been duly incorporated and is a valid and subsisting corporation under the provisions of the OBCA and has carried on no active business since its date of incorporation, October 10, 2002;

(b)

as at the date hereof, the issued and outstanding share capital of Dynatec Newco consists of one Dynatec Newco Common Share which is outstanding as a fully paid and non-assessable share and Dynatec is the recorded and beneficial owner of such share;

(c)

the execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of Dynatec Newco and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of Dynatec Newco, enforceable in accordance with its terms;

(d)

Dynatec Newco does not have any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating Dynatec Newco to issue any additional shares or other securities, except as disclosed in the Proxy Circular;

(e)	Dynatec Newco does not have any liabilities or obligations including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise;

(f)

there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of Dynatec Newco, instituted, pending or, to the knowledge of Dynatec Newco or Dynatec, threatened against or affecting Dynatec Newco, at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of Dynatec Newco or Dynatec, threatened, against Dynatec Newco, which would prevent or materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a

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material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of Dynatec Newco;

(g)	Dynatec Newco has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders;

(h)

none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i)	violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Dynatec Newco;

(ii)	conflict with any of the terms, conditions or provisions of the Charter Documents of Dynatec Newco;

(iii)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which Dynatec Newco is a party or by which it is bound or to which its property is subject, all as of the Effective Date; or

(iv)

result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by Dynatec Newco, or in the creation of any lien, charge, security interest or encumbrance upon any of the assets of Dynatec Newco;

(i)	Dynatec Newco does not currently own, directly or indirectly, any Highwood Common Shares; and

(j)

the Proxy Circular does not contain an untrue statement of a material fact concerning Dynatec Newco and does not omit to state a material fact concerning Dynatec Newco that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made.

Section 3.3     Representations and Warranties of Highwood: Each of Highwood and ThorNewco hereby jointly and severally represents and warrants in favour of Dynatec and Dynatec Newco that:

(a)

Highwood has been duly incorporated and is a valid and subsisting corporation under the provisions of the OBCA, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary;

(b)	as at October 24, 2002, the issued and outstanding shares of Highwood consist of 41,552,749 Highwood Common Shares, all of which are outstanding as fully paid and non-assessable shares;

(c)

Highwood does not have any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating Highwood to issue any additional shares or other securities except as disclosed in the Proxy Circular;

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(d)

the execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of Highwood and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of Highwood, enforceable in accordance with its terms;

(e)

the audited consolidated financial statements of Highwood for the year ended December 31, 2001 and the unaudited consolidated financial statements of Highwood for the six months ended June 30, 2002 present fairly the consolidated financial condition and results of operations of Highwood for the respective periods indicated in such consolidated financial statements and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis, except as otherwise stated in the notes to such consolidated financial statements;

(f)

since June 30, 2002, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of Highwood on a consolidated basis from that shown in the unaudited interim consolidated financial statements of Highwood as at June 30, 2002, except such as have been publicly disclosed, disclosed in writing to Dynatec or as described in the Proxy Circular;

(g)

each of Highwood and its Subsidiaries is the beneficial owner of the properties and assets described as being owned by it in the Proxy Circular with good and marketable title thereto free and clear of all encumbrances, except as disclosed in the Proxy Circular, and, in particular Highwood is the beneficial owner of the shares of its Subsidiaries as described in the Proxy Circular with good and marketable title thereto free and clear of any covenant, condition or restriction on sale or other disposition, lien, charge, security interest or encumbrance and no person has any agreement, option, right or privilege (including, without limitation, by law, preemptive right, contract or otherwise) to purchase, convert into, exchange for or otherwise acquire, nor any agreement, option, right or privilege capable of becoming any such agreement, right, option or privilege, to acquire any of such securities or any interest therein, except as disclosed in the Proxy Circular;

(h)

none of Highwood or any of its Subsidiaries has any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in its unaudited consolidated interim financial statements for the financial period ended June 30, 2002, except liabilities and obligations incurred in the ordinary course of business since June 30, 2002;

(i)

each of the Subsidiaries of Highwood is duly incorporated and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now carried on by it and to own or lease and to operate its properties and assets and is duly licensed or otherwise qualified in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary;

(j)

except as described in the Proxy Circular or as provided for in Highwood’s financial statements, there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of Highwood or any of its Subsidiaries, instituted, pending, or, to the knowledge of Highwood, threatened against or affecting Highwood or any of its Subsidiaries at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of Highwood, threatened against Highwood or any of its Subsidiaries, which would prevent or materially hinder the consummation of the Arrangement or the other

S2 - 8

transactions contemplated by this Agreement or which would involve the reasonable possibility of any judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of Highwood and its Subsidiaries on a consolidated basis;

(k)

since December 31, 2001, Highwood has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and none of Highwood or any of its Subsidiaries has disposed of any of its properties or assets or incurred any material indebtedness except in the ordinary course of business, except as described in the Proxy Circular;

(l)

to the knowledge of Highwood, none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both;

(i)	violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Highwood or any of its Subsidiaries;

(ii)	conflict with any of the terms, conditions or provisions of the Charter Documents of Highwood; or

(iii)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which Highwood or any of its Subsidiaries is a party or by which any of them is bound or to which the property of any of them is subject, all as of the Effective Date;

(m)

except as described in the Proxy Circular, Highwood has not incurred any liability for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby;

(n)

the Proxy Circular (i) contains full, true and plain disclosure regarding Highwood, ThorNewco and the ThorNewco Assets as required by applicable Canadian securities laws, (ii) does not contain an untrue statement of a material fact concerning Highwood, its Subsidiaries including (ThorNewco) or the ThorNewco Assets and (iii) does not omit to state a material fact concerning Highwood or its Subsidiaries (including ThorNewco) or the ThorNewco Assets that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made;

(o)

other than ThorNewco, Dillon Exploration, Inc., Trader Mines Ltd., Rare Metal Alloys Inc., 2782316 Canada Inc. and Sino-Can Micronized Products Co. Ltd., Highwood has no Subsidiaries or agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business operations out of the ordinary course;

(p)	as at September 30, 2002 the outstanding indebtedness under the Credit Facility was approximately $2.16 million;

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(q)	the minute books of Highwood are complete and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(r)	since December 31, 2001, Highwood has:

	(i)	not amended its articles, by-laws or other governing documents;

(ii)

not, other than as publicly disclosed or as described in the Proxy Circular, suffered (on a consolidated basis) any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material change thereto;

(iii)

not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; and

	(iv)	maintained in effect (on a consolidated basis) salary and other compensation levels in accordance with its then existing salary and compensation arrangements;

(s)	to the best of the knowledge of Highwood, Highwood:

(i)

has duly and in a timely manner filed all returns, elections, filings and reports required pursuant to the Income Tax Act (Canada), the income tax legislation of any other province of Canada or any foreign jurisdictions having jurisdiction over the affairs of Highwood or any of its Subsidiaries, the Excise Tax Act (Canada) as it relates to the goods and service tax (“GST”), and any similar legislation of provinces or foreign jurisdictions having jurisdiction over the affairs of Highwood or any of its Subsidiaries for all prior periods in respect of which such filings have heretofore been required, and such filings are substantially true, complete and correct, the tax liability of Highwood and each of its Subsidiaries is as indicated by the above returns and filings, and Highwood and each of its Subsidiaries has made timely payment of or has duly and properly accrued on the books thereof, the taxes (including interest and penalties thereon) shown in these returns and filings, with respect to periods ending on or prior to the date hereof, and any subsequent assessments, reassessments or determinations thereof;

(ii)

has made adequate provision for taxes or other amounts payable pursuant to any legislation referred to in paragraph (i) above for the current period for which returns, reports, elections or other filings are not yet required to be filed, and Highwood and each of its Subsidiaries has paid all required instalments of income, capital, property and business taxes payable on account of the current period;

(iii)

is not aware of any contingent tax liability or any grounds that could prompt an assessment or reassessment and has not received any indication from any taxation authorities that an assessment or reassessment, regardless of its merits, is proposed or is under consideration;

	(iv)	is not a party to any agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other tax return for any period;

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(v)

has withheld, and will continue to withhold until the Effective Date, from each payment made to any of its officers, directors, former directors and employees and to all non-residents of Canada and other persons with respect to whom it is required by law to withhold any amounts, the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable legislation; and

(vi)

has not undergone an acquisition of control, for the purposes of the Income Tax Act (Canada) or any relevant provincial statute, that would affect any taxation years of such corporations ending before the Effective Date, except as a result of transactions contemplated by this Agreement;

(t)

all filings made by Highwood or any of its Subsidiaries under which it has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to Highwood or its Subsidiaries or previously accrued on the accounts thereof to be recovered or disallowed;

(u)

except as disclosed in the Proxy Circular, neither Highwood nor any of its Subsidiaries is a party to any material written contracts of employment or collective bargaining agreements (other than the collective bargaining agreements with the Canadian Auto Workers and the United Steel Workers);

(v)

Highwood is a reporting issuer in the provinces of British Columbia, Alberta and Ontario and is not in default of any requirement of applicable securities or corporate laws, regulations, orders, notices or policies;

(w)

all material documents and agreements of whatsoever nature and kind affecting the title to the Highwood Assets and the ThorNewco Assets which are in the possession of Highwood or of which Highwood is otherwise aware have been made available for review by Dynatec and ThorNewco; and

(x)

other than Highwood’s Limeco site which is currently undergoing reclamation and contains one area which was recently found to be contaminated by an oil fuel spill, to the best of Highwood’s knowledge, Highwood and its Subsidiaries have been and are in compliance with all federal, provincial, municipal or local laws, regulations, orders, governmental decrees or ordinances, and similar laws, regulations, governmental decrees or ordinances of foreign jurisdictions with respect to environment, health and safety matters (collectively “Environmental Laws”) and Highwood has received no written notice of non-compliance, and does not know, and does not have reasonable grounds to know, of any facts which could give rise to a notice of non-compliance, and for greater certainty and without limiting the foregoing, to the best of Highwood’s knowledge:

(i)

there have been no unrectified spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes on any of the real property owned or leased by Highwood or any of its Subsidiaries or under their respective control, nor has any such real property been used at any time by any person as a landfill or waste disposal site;

(ii)

there have been no releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by any of Highwood or its Subsidiaries;

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	(iii)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Highwood or any of its Subsidiaries; and

(iv)

each of Highwood and its Subsidiaries holds all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect, and none of Highwood or its Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitations or conditions, revoked, withdrawn or terminated.

Section 3.4 Representations and Warranties of ThorNewco: Each of ThorNewco and Highwood hereby jointly and severally represents and warrants in favour of Dynatec and Dynatec Newco that:

(a)

ThorNewco has been duly incorporated and is a valid and subsisting corporation under the provisions of the OBCA and has carried on no active business since its date of incorporation, September 27, 2002;

(b)

as at the date hereof, the issued and outstanding share capital of ThorNewco consists of one (1) ThorNewco Common Share, which is outstanding as a fully paid and non-assessable share and Highwood is the recorded and beneficial owner of such share;

(c)

the execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of ThorNewco and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of ThorNewco, enforceable in accordance with its terms;

(d)

ThorNewco does not have any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating ThorNewco to issue any additional shares, or other securities, except as disclosed in the Proxy Circular;

(e)	ThorNewco does not have any liabilities or obligations including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise;

(f)

there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of ThorNewco, instituted, pending or, to the knowledge of ThorNewco or Highwood, threatened against or affecting ThorNewco, at law or in equity or before or by an governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of ThorNewco or Highwood, threatened, against ThorNewco, which would prevent or materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of ThorNewco;

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(g)	ThorNewco has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders;

(h)

none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfillment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

	(i)	violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to ThorNewco;

	(ii)	conflict with any of the terms, conditions or provisions of the Charter Documents of ThorNewco;

(iii)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which ThorNewco is a party or by which it is bound or to which its property is subject, all as of the Effective Date; or

(iv)

result in the cancellation, suspension or material alteration in the terms of any material license, permit or authority held by ThorNewco, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of ThorNewco or give to any other Person any material interest or rights, including rights or purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award; and

(i)

the Proxy Circular (i) contains full, true and plain disclosure regarding ThorNewco, Highwood and the ThorNewco Assets as required by applicable Canadian Securities laws, (ii) does not contain an untrue statement of a material fact concerning Highwood, its Subsidiaries (including ThorNewco) or the ThorNewco Assets and (iii) does not omit to state a material fact concerning Highwood, its Subsidiaries (including ThorNewco) or the ThorNewco Assets that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made.

ARTICLE 4
COVENANTS

Section 4.1     Covenants of Dynatec: Dynatec hereby covenants and agrees in favour of Highwood and ThorNewco as follows:

(a)	Dynatec will do, and will cause Dynatec Newco to do, all such acts and things as may be necessary or required in order to give effect to the Arrangement;

(b)	Dynatec will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 hereof to be complied with on or before the Effective Date;

(c)	Dynatec will approve the Arrangement in accordance with the provisions of the OBCA in its capacity as sole shareholder of Dynatec Newco;

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(d)	Dynatec will cooperate with and support Highwood, ThorNewco and Dynatec Newco, as applicable, in connection with the applications for (i) the Discretionary Relief and (ii) the Final Order;

(e)

Dynatec will not, and will not permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction of negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby;

(f)	Dynatec will advance to Dynatec Newco (by way of loan or equity subscription) the sum of $1.75 million to be utilized in the manner contemplated in Section 5.3 hereof;

(g)

Prior to the Effective Date, Dynatec will deposit with the Depositary the funds required pursuant to section 6.2 of the Plan of Arrangement which amount will be held by the Depositary and distributed in accordance with the provisions of the Plan of Arrangement; and

(h)

Dynatec will advance to Amalco (by way of loan, equity subscription or otherwise) sufficient cash so that Amalco is able to satisfy its obligations pursuant to the OBCA to pay the fair value of the Highwood Common Shares to holders of Highwood Common Shares who have exercised their rights of dissent in respect to the Arrangement and who are ultimately determined to be entitled to be paid fair value for their Highwood Common Shares pursuant to the OBCA.

Section 4.2 Covenants of Dynatec Newco: Dynatec Newco hereby covenants and agrees in favour of Highwood and ThorNewco as follows:

(a)	Dynatec Newco will not enter into any transaction or incur any obligation or liability except as contemplated in this Agreement or in the Proxy Circular;

(b)	Dynatec Newco will not alter or amend its Charter Documents as the same exist at the date of this Agreement;

(c)

Dynatec Newco will not engage in any business, enterprise or activity or enter into any transaction or incur any obligation if the same would have a material adverse effect on Dynatec Newco, Amalco or the Arrangement;

(d)

Provided that Dynatec Newco has received the proceeds of the advance from Dynatec contemplated in Section 4.1(f) hereof, Dynatec Newco shall subscribe for a sufficient number of ThorNewco Common Shares such that, immediately prior to the Effective Time, Amalco shall be the owner of one ThorNewco Common Share for each Highwood Common Share outstanding (other than Highwood Common Shares owned by Dynatec or Dynatec Newco);

(e)

Dynatec Newco will do all such other acts and things as may be necessary or required in order to give effect to the Arrangement and, without limiting the generality of the foregoing, Dynatec Newco will use its best efforts to assist Highwood and/or ThorNewco to apply for and obtain:

(i) the Final Order as provided in section 4.4 hereof:

(ii) the Discretionary Relief; and

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(iii)	such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1 hereof;

(f)	Dynatec Newco will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 hereof to be complied with on or before the Effective Date; and

(g)
Dynatec Newco will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby.

Section 4.3      Covenants of Highwood: Highwood hereby covenants and agrees in favour of Dynatec, Dynatec Newco and ThorNewco as follows:

(a)
Highwood and its Subsidiaries will carry on business in the ordinary course and will not enter into any business, enterprise or activity or enter into any transaction or incur any obligation or liability out of the ordinary course of business, except as contemplated in this Agreement or in the Proxy Circular;

(b)	Highwood shall not, directly or indirectly:

(i)
solicit, initiate, invite, encourage or continue any enquiries or proposals from or negotiations with any Person, other than Dynatec, Dynatec Newco and ThorNewco, relating to the purchase of shares of Highwood, any amalgamation, merger or other form of business combination involving Highwood or any of its Subsidiaries, any sale or lease, exchange or transfer of all or a substantial portion of the assets of Highwood or of its Subsidiaries except as contemplated in the Proxy Circular, or any take-over bid, reorganization, recapitalization, liquidation or winding-up of, or other business combination, or other transaction involving Highwood or any of its Subsidiaries with any Person other than Dynatec, Dynatec Newco and ThorNewco (a “Proposed Transaction”);

(ii)	enter into any agreement with any Person other than Dynatec, Dynatec Newco and ThorNewco with respect to a Proposed Transaction or a potential Proposed Transaction; and

(iii)
furnish or cause to be furnished any non-public information concerning the business, results of operations, assets, liabilities, prospects, financial condition or affairs of Highwood or any of its subsidiaries to any Person, other than Dynatec, Dynatec Newco and ThorNewco except to Northern for purposes of preparing the Valuation Report and Fairness Opinion and to prospective new officers, directors, employees and consultants of ThorNewco;

(iv)
provided however, that the forgoing shall not prevent Highwood or its board of directors from responding to any bona fide offer, proposal or enquiry made by a Person in relation to a Proposed Transaction where, in the opinion of the board of directors of Highwood, acting in good faith on the basis of a written opinion of Highwood Counsel, a failure to so respond would be inconsistent with its fiduciary obligations under applicable law. Highwood shall promptly notify Dynatec if any proposal or offer, or any enquiry or contact with any Person with respect thereto, has been or is made and, provided it is entitled to do so under applicable law, shall promptly provide Dynatec with such information regarding such proposal, enquiry or contact which Dynatec may request;

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(c)	Highwood will not:

(i)	declare or make any distribution by way of dividend, return of capital or otherwise to or for the benefit of its shareholders;

(ii)	issue any shares or other securities convertible into or exchangeable for shares or enter into any commitment or agreement therefor other than as provided for in this Agreement or pursuant to the exercise of options, rights or warrants to acquire shares existing as of the date hereof;

(iii)	increase or decrease its paid-up capital; or

(iv)	sell, loan or otherwise dispose of any of its properties or assets or incur any material indebtedness or agree to do so, other than as part of the Arrangement;

(d)	Highwood will use its best efforts to cancel all options, rights or warrants to acquire Highwood Common Shares prior to the Effective Date;

(e)	Highwood will not alter or amend its Charter Documents as the same exist at the date of this Agreement, except as contemplated in the Proxy Circular;

(f)	except as disclosed in the Proxy Circular, Highwood will not, and will not permit any Subsidiary to, engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material adverse effect on Highwood or the Arrangement, other than in the ordinary course of business, except for transactions with or between and obligations to wholly-owned Subsidiaries of Highwood;

(g)	Highwood shall not increase the wages or salaries or any form of remuneration or benefit, or increase severance or termination benefits, direct or indirect, of any of its employees, officers or directors, or pay any management fees or bonuses or make any profit sharing distributions or enter into any employment agreement with any Person;

(h)	Highwood shall not permit any of its assets to be subject to any liens, encumbrances, security interests, charges, adverse claims or any other right or privilege affecting or capable of affecting the title or right of ownership or ability to transfer or convey any such property, except for those that exist as of the date hereof;

(i)	Highwood will convene the Meeting on or about November 26, 2002 and will solicit proxies to be voted at such meeting in favour of the approval of the Arrangement and the other matters incidental to the Arrangement;

(j)	Highwood will approve the Arrangement in accordance with the provisions of the OBCA in its capacity as sole shareholder of ThorNewco;

(k)	Highwood will jointly make an income tax election with ThorNewco pursuant to subsection 85(1) of the Income Tax Act (Canada) (the “ITA”) with respect to the transfer of the ThorNewco Assets from Highwood to ThorNewco at such elected amounts as ThorNewco may determine in its sole discretion. If permitted by the ITA, Highwood will also jointly make an income tax election with ThorNewco pursuant to section 66.7 of the ITA with respect to the ThorNewco Assets;

(l)	Highwood will do, all such other acts and things as may be necessary or required in order to give effect to the Arrangement and, without limiting the generality of the foregoing, Highwood will use its best efforts to apply for and obtain:

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(i)	the approvals of the shareholders of Highwood required for the implementation of the Arrangement pursuant to the OBCA, the Interim Order and Ontario Securities Commission Rule 61-501;

(ii)	the Final Order as provided in section 4.4 hereof;

(iii)	the Discretionary Relief; and

(iv)	such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1 hereof; and

(m)	Highwood will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 hereof to be complied with on or before the Effective Date.

Section 4.4     Covenants of ThorNewco:   ThorNewco hereby covenants and agrees in favour of Dynatec, Dynatec Newco and Highwood as follows:

(a)	ThorNewco will not enter into any transaction or incur any obligation or liability except as contemplated in this Agreement or in the Proxy Circular;

(b)	ThorNewco will not alter or amend its Charter Documents as the same exist at the date of this Agreement;

(c)	ThorNewco will not engage in any business, enterprise or activity or enter into any transaction or incur any obligation if the same would have a material adverse effect on ThorNewco or the Arrangement;

(d)	ThorNewco will do all such other acts and things as may be necessary or required in order to give effect to the Arrangement and, without limiting the generality of the foregoing, ThorNewco will use its best efforts to assist Highwood and/or Dynatec Newco to apply for and obtain:

(i)	the Final Order as provided in section 4.4 hereof;

(ii)	the Discretionary Relief; and

(iii)	such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1 hereof;

(e)	ThorNewco will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 hereof to be complied with on or before the Effective Date; and

(f)	ThorNewco will not, and will not permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby.

Section 4.5     Final Order:   Each of Highwood, ThorNewco and Dynatec Newco covenant and agree that, if the approval of the Arrangement as set forth in the Interim Order is obtained, they will thereafter jointly take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct and, as soon as practicable thereafter, and subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination in Article 6

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hereof, file, pursuant to subsection 183(1) of the OBCA, articles of arrangement to give effect to the Arrangement on or before November 29, 2002.

ARTICLE 5
CONDITIONS

Section 5.1     Mutual Conditions Precedent:  The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement and to file articles of arrangement pursuant to subsection 183(1) of the OBCA to give effect to the Arrangement shall be subject to the satisfaction of the following conditions and the parties hereto shall cause such conditions to be fulfilled insofar as they relate to matters within their respective control:

(a)	the board of directors of Highwood shall have recommended in the Proxy Circular that Highwood Shareholders approve the Arrangement and such recommendation shall not have been withdrawn;

(b)	Highwood shall have obtained the Valuation and Fairness Opinion which shall not have been withdrawn;

(c)	the Arrangement Resolution, with or without amendment, shall have been approved at the Meeting in accordance with the Interim Order and the Arrangement shall have otherwise been approved by the requisite majority of the shares entitled or required to vote thereon as determined by the Court including, without limitation, “minority approval” of the Arrangement as required by Ontario Securities Commission Rule 61-501 and Policy Q-27 of the Commission des valeurs mobilieres du Québec;

(d)	the Discretionary Relief shall have been obtained in form and substance satisfactory to the parties hereto;

(e)	as at the time immediately prior to the Final Order becoming effective, Highwood shall have no more than 41,552,749 common shares (plus any common shares issued upon exercise of options, rights or warrants outstanding at the date hereof) and no shares of any other classes or securities of any nature will be issued and outstanding, and there shall be no common shares or shares of and other classes or securities of any nature reserved for issuance or otherwise;

(f)	immediately prior to the Final Order becoming effective, Dynatec will hold, beneficially, directly or indirectly, 17,663,354 Highwood Common Shares and no rights, options or warrants to acquire any Highwood Common Shares except in accordance with the Arrangement;

(g)	Dynatec shall exchange all of its Highwood Common Shares with Dynatec Newco for one Dynatec Newco Common Share;

(h)	the Final Order shall have been obtained in form and substance satisfactory to the parties hereto;

(i)	the TSX-V shall have conditionally approved the listing thereon of the ThorNewco Common Shares as of the Effective Date, or as soon as practicable thereafter subject to compliance with the usual requirements of such exchange;

(j)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Arrangement;

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(k)	all corporate, legal and regulatory proceedings, approvals and consents which are reasonably considered necessary by Dynatec Counsel and Highwood Counsel shall have been taken or obtained in connection with the Arrangement;

(l)	all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders (including, without limitation, the consent of the Quebec Securities Commission under section 50 of the Securities Act (Quebec), if required), required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(m)	Highwood shall have no liabilities or obligations other than the liabilities and obligations set forth in the unaudited consolidated financial statements of Highwood for the period ended June 30, 2002 or incurred since such date in the ordinary course of carrying on its business;

(n)	there shall have been no material adverse change in the business, affairs, condition or prospects of Highwood, whether financial or otherwise, from the date hereof to the date of the Final Order and for greater certainty, Toronto-Dominion Bank shall not have required repayment of amounts owing pursuant to the Credit Facility;

(o)	all unexercised options, warrants and other existing rights to acquire securities, if any, of Highwood shall have been cancelled;

(p)	there shall be no action, suit, proceeding, at law or in equity, claim or demand by any person, or any investigation or arbitration or administrative or other proceeding (collectively, “Actions”) by or before (or any investigation by) any governmental instrumentality or agency pending or threatened against or affecting Highwood or any of its assets or which questions the validity of any action taken by Highwood, with the exception of Actions that exist at the date hereof or that will not have a material adverse effect on Highwood;

(q)	all material contracts, agreements, engagements or commitments to which Highwood is a party or by which it is bound shall be in full force and effect and Highwood shall not be in default with respect thereto;

(r)	Highwood shall have duly filed within the times and in the manner prescribed by law, all federal, provincial and local tax returns and tax reports which shall have been required to be filed by or with respect to Highwood and all information contained therein shall be true and correct, and all taxes, assessment and reassessments payable by or due from Highwood on or before the date of the Final Order, shall have been fully paid;

(s)	none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto; and

(t)	this Agreement shall not have been terminated under Article 6.

Section 5.2     Conditions to Obligations of Dynatec and Dynatec Newco:  The obligation of each of Dynatec and Dynatec Newco to consummate the Arrangement is subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by Dynatec or Dynatec Newco, as the case may be, without prejudice to its right to rely on any other or others of them:

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(a)	each of the acts and undertakings of each of Highwood and ThorNewco to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it;

(b)	each of Highwood and ThorNewco shall have furnished Dynatec and Dynatec Newco with:

(i)	certified copies of the resolutions duly passed by the board of directors of Highwood or ThorNewco, as the case may be, approving the consummation of the Arrangement;

(ii)	certified copies of the resolutions duly passed by the required percentage of votes at the Meeting authorizing the Arrangement; and

(iii)	a certified copy of the special resolution duly passed by Highwood as the sole shareholder of ThorNewco approving the Arrangement;

(c)	each of Highwood and ThorNewco shall have complied with its covenants in Article 4 hereof and, except as affected by the transactions contemplated by this Agreement, the representations and warranties of each of Highwood and ThorNewco contained in Article 3 hereof shall be true and correct in all material respects as of the Effective Date with the same effect as though made at and as of such time and Dynatec and Dynatec Newco shall have received a certificate of a senior officer of each of Highwood and ThorNewco to that effect, dated as of the Effective Date;

(d)	no substantial change in the principal business, principal assets or capital structure of Highwood or ThorNewco from that on the date of this Agreement shall have occurred or be pending;

(e)	where required, the consent to this Agreement of all other parties to material joint ventures or other agreements in or to which Highwood is a party shall have been obtained or waived on or before the Effective Date;

(f)	that the shareholders, if any, of Highwood who file notices of dissent under section 185 of the OBCA to the Arrangement that do not withdraw their notices by the Effective Date do not, in the aggregate, hold greater than 5% of the aggregate number of Highwood Common Shares (other than the Highwood Common Shares held by Dynatec or Dynatec Newco) as of the time of the Meeting;

(g)	Dynatec and Dynatec Newco acting reasonably, being satisfied at the Effective Date as to the status of the Highwood Assets and that no other matter has come to the attention of Dynatec or Dynatec Newco that would, in their sole judgment, materially and adversely affect Highwood or Amalco; and

(h)	the outstanding liabilities of Highwood immediately prior to the completion of the Arrangement being an amount not exceeding $8.5 million.

Section 5.3     Conditions to Obligations of Highwood and ThorNewco:  The obligation of each of Highwood and ThorNewco to consummate the Arrangement is subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by Highwood without prejudice to its right to rely on any other or others of them:

(a)	each of the acts and undertakings of Dynatec and Dynatec Newco to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it;

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(b)	Dynatec shall have advanced to Dynatec Newco (by way of loan or equity subscription) the sum of $1.75 million and such sum shall have been used by Dynatec Newco to subscribe for a sufficient number of ThorNewco Common Shares such that, immediately prior to the Effective Time, Amalco shall be the owner of one (1) ThorNewco Common Share for each Highwood Common Share outstanding (other than Highwood Common Shares owned by Dynatec or Dynatec Newco);

(c)	Dynatec and Dynatec Newco shall have furnished Highwood or ThorNewco with:

(i)	certified copies of the resolutions duly passed by the board of directors of each of Dynatec and Dynatec Newco approving this Agreement and the consummation of the Arrangement; and

(ii)	a certified copy of the special resolution duly passed by the sole shareholder of Dynatec Newco authorizing the Arrangement;

(d)	each of Dynatec and Dynatec Newco shall have complied with all its covenants contained in Article 4 hereof, respectively and, except as affected by the transactions contemplated by this Agreement, the representations and warranties of Dynatec and Dynatec Newco contained in Article 3 shall be true and correct in all material respects as of the Effective Date with the same effect as though made at and as of such time and each of Highwood and ThorNewco shall have received a certificate of a senior officer of Dynatec and Dynatec Newco to that effect, dated as of the Effective Date;

(e)	no action, suit, proceeding or investigation shall have been instituted by any party and be still pending which, in the reasonable opinion of Highwood, poses a significant risk that such action, suit, proceeding or investigation would (i) have a material adverse effect on Dynatec and its Subsidiaries taken as a whole, (ii) materially restrict or impair the effective operation of Amalco on a combined basis following the completion of the Arrangement; and no governmental agency shall have indicated its intention to institute any such action, suit, proceeding or investigation which Highwood or ThorNewco reasonably believes has a significant likelihood of being instituted if the Arrangement is consummated; and

(f)	no substantial change in the principal business, principal assets or capital structure of Dynatec from that on the date of this Agreement shall have occurred or be pending.

Section 5.4     Additional Conditions to Obligation of ThorNewco:  The obligation of ThorNewco to consummate the Arrangement is subject to the satisfaction, on or before the Effective Date, of the conditions contained in section 5.3 hereof as well as to the satisfaction of the following conditions, any of which may be waived by ThorNewco without prejudice to its right to rely on any other or others of them:

(a)	each of the acts and undertakings of Highwood to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it;

(b)	Highwood shall have furnished ThorNewco with:

(i)	a certified copy of the resolution duly passed by the board of directors of Highwood approving the consummation of the Arrangement; and

(ii)	certified copies of the resolutions duly passed by the required percentage of votes at the Meeting authorizing the Arrangement;

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(c)	Highwood shall have complied with its covenants in Article 4 hereof and, except as affected by the transactions contemplated by this Agreement, the representations and warranties of Highwood contained in Article 3 shall be true and correct in all material respects as of the Effective Date with the same effect as though made at and as of such time and ThorNewco shall have received a certificate of a senior officer of Highwood to that effect, dated as of the Effective Date;

(d)	no substantial change in the principal business, principal assets or capital structure of Highwood from that on the date of this Agreement shall have occurred or be pending other than as contemplated herein;

(e)	where required, the consent to this Agreement of all other parties to material joint ventures or other agreements in or to which Highwood is a party shall have been obtained on or before the Effective Date; and

(f)	ThorNewco acting reasonably, being satisfied at the Effective Date as to the status of the ThorNewco Assets and that no other matter has come to ThorNewco’s attention that would, in the sole judgment of ThorNewco, materially and adversely affect the ThorNewco Assets.

Section 5.5     Merger of Conditions:  The conditions set out in this Article 5 and shall be conclusively deemed to have been satisfied, waived or released on the filing of articles of arrangement under subsection 183(1) of the OBCA.

ARTICLE 6
AMENDMENT AND TERMINATION

Section 6.1     Amendment:  This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of each of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the shareholders of ThorNewco or the Amalgamating Corporations. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for the performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the parties hereto;

provided that, notwithstanding the foregoing, the terms of Articles 3, 4 and 5 of the Plan of Arrangement shall not be amended without the approval of the shareholders of ThorNewco and each of the Amalgamating Corporations given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under sections 5.1, 5.2, 5.3, 5.4, 6.2 and Article 7 hereof shall remain unaffected.

Section 6.2     Rights of Termination:  This Agreement may be terminated and the Arrangement contemplated herein may be abandoned, before or after the Meeting:

(a)	by the mutual consent of the parties hereto;

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(b)	if the Effective Date does not occur on or before December 15, 2002, Dynatec, Highwood or ThorNewco may unilaterally terminate this Agreement without further action on the part of its shareholders, which termination will be effective upon a resolution to that effect being passed by the applicable board of directors and notice thereof being given to the other parties; or

(c)	by Dynatec, Dynatec Newco or ThorNewco at any time if the board of directors of Highwood has withdrawn or modified the recommendation that the Highwood Shareholders approve the Arrangement and all matters related thereto, in a manner that can adversely affect the likelihood of consummating the Arrangement.

This Agreement, if terminated as provided above, shall become null and void, and there shall be no liability on the part of any other party hereto to the others except pursuant to section 8.8 hereof and except for fraud and wilful misconduct and bad faith.

ARTICLE 7
INDEMNIFICATION

Section 7.1     Indemnification:   Each party hereto (the “Indemnifying Party”) hereto undertakes with each of the other parties (an “Indemnified Party”) to indemnify and hold harmless each Indemnified Party from and against all losses, claims, damages, liabilities, actions or demands including, without limiting the generality of the foregoing, amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding loss of profits and consequential damages, to which each such Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by each such Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.

Section 7.2     Defence:   Promptly after receipt by an Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in section 7.1 hereof, such Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such section, shall provide the Indemnifying Party with written particulars thereof, provided that failure to so provide the Indemnifying Party with such particulars shall not relieve such Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article 7 except insofar as such failure shall prejudice such Indemnifying Party. The Indemnified Party shall also provide to the Indemnifying Party copies of all relevant documentation and, unless the Indemnifying Party assumes the defence thereof, shall keep such Indemnifying Party advised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed. An Indemnifying Party shall be entitled, at its own expense, to participate in and, to the extent that it may wish, to assume the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election so to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, it shall, throughout the course thereof, provide copies of all relevant documentation to the Indemnified Party, keep such Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. No Indemnifying Party shall enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. If such defence is not assumed by the Indemnifying Party, the Indemnifying Party shall not be liable for any settlement made without its consent, but such consent shall not be unreasonably withheld. Notwithstanding the foregoing, an Indemnified Party shall have the right, at the Indemnifying Party’s expense, to employ counsel of its own choice in respect of the defence of any such action, suit, proceeding or claim if: (a) the employment of such counsel has been authorized by the

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Indemnifying Party in connection with such defence; or (b) counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or (c) the Indemnifying Party shall not have such assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

Section 7.3      Term:  Unless otherwise provided for herein, the obligations of each of the parties hereto under this Article 7 shall terminate when the Arrangement is consummated, failing which they shall survive and continue with respect to all losses, claims, damages, liabilities, actions or demands, notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date hereof in compliance with section 7.2 hereof.

ARTICLE 8
GENERAL

Section 8.1     Notices:   All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or by telecopy, in each case addressed to the attention of the President at:

(a)	in the case of Dynatec and Dynatec Newco:

9555 Yonge Street
Suite 200
Richmond Hill, Ontario
L4C 9M5

Telecopy number: (905) 780-1990

(c)	in the case of Highwood and ThorNewco:

734-7th Avenue S.W.
Suite 715
Calgary, Alberta
T2P 3P8

Telecopy number: (403) 264-2959

Section 8.2     Assignment:  None of the parties hereto may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other parties hereto.

Section 8.3     Binding Effect:  This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of each of the parties hereto and their respective successors and permitted assigns.

Section 8.4     Waiver:   Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release. Waivers may only be granted upon compliance with the terms governing amendments set forth in section 6.1 hereof.

Section 8.5     Governing Law:  This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

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Section 8.6     Counterparties:   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

Section 8.7     Entire Agreement:  This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof.

Section 8.8     Expenses:  All expenses incurred in connection with this Agreement, the Plan of Arrangement and the transactions contemplated hereby and thereby (other than the fees of the TSX-V in connection with the listing of the ThorNewco Common Shares) shall be paid by Highwood. The provisions of this section 8.8 shall survive the termination of this Agreement.

Section 8.9     Break Fee:   Highwood agrees that Dynatec would be irreparably harmed by a material breach of subsection 4.3(b) hereof by Highwood, its Subsidiaries or any of Highwood’s affiliates or any of their respective representatives and it would be impracticable and extremely difficult to fix the amount of actual damages suffered by Dynatec in any such event. Accordingly, in the event of any breach of subsection 4.3(b), Highwood will pay to Dynatec $150,000 (the “Fee”) in immediately available funds to an account designated by Dynatec on the first Business Day after Highwood enters into a written agreement, arrangement or undertaking regarding a Proposed Transaction (including a letter of intent or memorandum of understanding or similar document, but excluding a confidentiality agreement, exclusivity agreement or non-disclosure agreement or similar agreement that does not contain any of the proposed terms of such a Proposed Transaction ) with any person, provided that:

(a)	such agreement, arrangement or understanding is entered into prior to the first anniversary of the execution of this Agreement; and

(b)	if on or before the date of termination of this Agreement, Highwood receives a proposal regarding a Proposed Transaction from any Person,

(a “Fee Event”). Each Party acknowledges that the payment of the Fee is a payment of liquidated damages which are a genuine pre-estimate of the damages that Dynatec would suffer or incur as a result of the events giving rise to such damages and do not amount to a penalty. Any payment of the Fee will be the sole remedy of Dynatec in connection with any Fee Event.

Section 8.10     Time of Essence:  Time is of the essence of this Agreement.

              WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

DYNATEC CORPORATION

By:“Bruce Walter”

2016964 ONTARIO LIMITED

By:“Bruce Walter”

HIGHWOOD RESOURCES LTD.

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By:“Malcolm Kane”

By:“Christiana Knight”

2016507 ONTARIO LTD.

By:“David L. Trueman”

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EXHIBIT 1

TO THE ARRANGEMENT AGREEMENT
DATED AS OF THE 25TH DAY OF OCTOBER, 2002 BETWEEN
DYNATEC CORPORATION,
2016964 ONTARIO LIMITED,
HIGHWOOD RESOURCES LTD.
AND
2016507 ONTARIO LTD.

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1     Definitions:   In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Aggregate Number of Elected Shares” means the aggregate number of Highwood Common Shares in respect of which Highwood Shareholders have elected to receive Amalco Class B Preferred Shares pursuant to a Cash Election or a Cash and Share Election pursuant to Section 3.1(b)(ii) hereof;

(b)	“Amalgamating Corporations” means Dynatec Newco and Highwood collectively;

(c)	“Arrangement” means the arrangement pursuant to section 182 of the OBCA to be undertaken on the terms and conditions set forth in this Plan of Arrangement;

(d)	“Arrangement Agreement” means the arrangement agreement dated October 25, 2002 between Dynatec, ThorNewco and the Amalgamating Corporations to which this Plan of Arrangement is attached as Exhibit 1;

(e)	“Amalco Common Shares” means the common shares which Amalco is authorized to issue;

(f)	“Amalco” or the “Corporation” means the corporation continuing from the amalgamation of the Amalgamating Corporations upon the Arrangement becoming effective;

(g)	“Amalco Class A Preferred Shares” means the redeemable non-voting Class A preferred shares of Amalco having the rights and privileges prescribed in Schedule “B” hereto;

(h)	“Amalco Class B Preferred Shares” means the redeemable non-voting Class B preferred shares of Amalco having the rights and privileges prescribed in Schedule “C” hereto;

(i)	“Cash Election” has the meaning ascribed thereto in Section 3.1(b)(ii);

(j)	“Cash and Share Election” has the meaning ascribed thereto in Section 3.1(b)(ii);

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(k)	“Cash Available” means an amount equal to the product obtained by multiplying (i) $0.145 by (ii) the Class B Shares Available;

(l)	“Class B Shares Available” means a number of Amalco Class B Preferred Shares equal to the product obtained by multiplying (i) the Highwood Shares Outstanding by (ii) 0.25 and rounding down to the nearest whole number;

(m)	“Class B Share Entitlement” means the minimum number of Amalco Class B Preferred Shares that a Highwood Shareholder is entitled to receive pursuant to the Arrangement which number is determined by multiplying (i) the total number of Highwood Common Shares held by such Highwood Shareholder by (ii) 0.25, rounded down to the nearest whole number;

(n)	“Court” means the Superior Court of Justice (Ontario);

(o)	“Depositary” means Computershare Trust Company at its principal offices in Toronto;

(p)	“Dissent Rights” has the meaning ascribed hereto in Section 8.1;

(q)	“Dissenting Shareholder” means a registered holder of Highwood Common Shares who validly dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

(r)	“Dynatec” means Dynatec Corporation, a corporation existing under the Canada Business Corporations Act;

(s)	“Dynatec Newco” means 2016964 Ontario Limited, a corporation incorporated under the OBCA;

(t)	“Dynatec Newco Common Shares” means the common shares which Dynatec Newco is authorized to issue, as the same are constituted on the date hereof;

(u)	“Effective Date” means the date set forth in the certificate of arrangement issued by the Director under the provisions of the OBCA giving effect to the Arrangement;

(v)	“Effective Time” means 12:01 a.m. on the Effective Date;

(w)	“Elected” means elected in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline and “Elected” and “Election” shall have the corresponding meanings;

(x)	“Election Deadline” means 5:00 p.m. (Toronto time) on the Business Day immediately prior to the special meeting of Highwood Shareholders called for the purpose of considering, and if thought fit, approving the Arrangement;

(y)	“Excess Class B Shares Available” means the number of Amalco Class B Preferred Shares which remain after allocating Amalco Class B Preferred Shares (i) to all Highwood Shareholders who have elected a number of Amalco Class B Preferred Shares which is less than or equal to their Class B Share Entitlement, the number of Amalco Class B Preferred Shares so elected, and (ii) to all Highwood Shareholders who have elected a number of Amalco Class B Shares in excess of their Class B Share Entitlement, the number of Amalco Class B Preferred Shares which is equal to their Class B Share Entitlement;

(z)	“Highwood” means Highwood Resources Ltd., a corporation existing under the OBCA;

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(aa)	“Highwood Common Shares” means the common shares which Highwood is authorized to issue, as the same are constituted on the date hereof;

(bb)	“Highwood Shareholder” or “Holder” means a holder, from time to time, of Highwood Common Shares;

(cc)	“Highwood Shares Outstanding” means the aggregate number of Highwood Common Shares outstanding immediately prior to the Effective Time (other than Highwood Common Shares held by Dynatec or Dynatec Newco);

(dd)	“Information Circular” means the management information circular of Highwood to be sent to Highwood Shareholders regarding the Arrangement;

(ee)	“ITA” means the Income Tax Act (Canada);

(ff)	“Letter of Transmittal and Election Form” means the letter of transmittal and election form provided for use by holders of Highwood Common Shares, in the form accompanying the Information Circular;

(gg)	“Non-Election Shares” has the meaning ascribed thereto in Section 3.1(b)(iii);

(hh)	“OBCA” means the Business Corporations Act, (Ontario) as amended, including the regulations thereunder;

(ii)	“Share Election” has the meaning ascribed thereto in Section 3.1(b)(ii);

(jj)	“ThorNewco Assets” means those assets described in Schedule “A” hereto which are to be transferred to ThorNewco pursuant to the Arrangement;

(kk)	“ThorNewco” means 2016507 Ontario Ltd., a corporation incorporated under the provisions of the OBCA; and

(ll)	“ThorNewco Common Shares” means the common shares which ThorNewco is authorized to issue, as the same are constituted on the date hereof.

Section 1.2     Interpretation Not Affected by Headings:  The Division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereinafter” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

Section 1.3     Number and Gender:  Unless the context otherwise required, words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

ARTICLE 2
ARRANGEMENT AGREEMENT

Section 2.1     Arrangement Agreement:  This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement and the OBCA.

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ARTICLE 3
ARRANGEMENT

Section 3.1      Arrangement:  Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)	Highwood will transfer to ThorNewco the ThorNewco Assets in return for 11,820,429 ThorNewco Common Shares;

(b)	Dynatec Newco and Highwood shall amalgamate and continue as a single corporation on the basis that:

(i)	each outstanding Dynatec Newco Common Share shall be exchanged for one Amalco Common Share;

(ii)
subject to the proration adjustments set forth in Section 3.1(b)(v), each Highwood Common Share that is not held by (i) a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Highwood Common Shares held by such Dissenting Shareholder or (ii) Dynatec Newco, will be transferred to, and acquired by, Amalco, without any act or formality on the part of the holder of such Highwood Common Share or Amalco, free and clear of all liens, claims and encumbrances in exchange for, at the holder’s election (or deemed election) (x) one fully paid and assessable Amalco Class A Preferred Share (the “Share Election”); or (y) one fully-paid and non-assessable Amalco Class B Preferred Share (a “Cash Election”); or (z) a fraction of one fully-paid and non-assessable Amalco Class B Preferred Share and a fraction of one fully-paid and nonassessable Amalco Class A Preferred Shares, if any, with the total number of Amalco Class B Preferred Shares and Amalco Class A Preferred Shares (if any) determined in accordance with Section 3.1(b)(v) (a “Cash And Share Election”), payable, in each case, in accordance with Article 6, and the name of each such holder of Highwood Common Shares will be removed from the register of holders of Highwood Common Shares and added to the register of holders of the Amalco Class A Preferred Shares or Amalco Class B Preferred Shares, as the case may be, if any, comprising all or part of the consideration to be received by such holder for such transfer, and Amalco will be recorded as the registered holder of such Highwood Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof. Notwithstanding the foregoing, the sum of the fractions specified by a Highwood Shareholder pursuant to a Cash and Share Election cannot exceed one (1);

(iii)
after application of the proration provisions in Section 3.1(b)(v) to all Highwood Common Shares in respect of which an election has been made by the holder thereof in accordance with Section 3.1(b)(ii), each Highwood Common Share in respect of which no election has been made by the holder thereof, or in respect of which an effective election has not been made (other than Highwood Common Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Highwood Common Shares held by such Dissenting Shareholder (“Non-Election Shares”) will be transferred to, and acquired by, Amalco, without any act or formality on the part of the holder of such Highwood Common Shares or Amalco, free and clear of all liens, claims and encumbrances, and the holder shall be deemed to have elected to receive in exchange therefor one fully paid and non-assessable Amalco Class A Preferred Share for each Highwood Common Share payable in accordance with Article 6, and the name of each such holder of Highwood Common Shares will be removed from the register of holders of Highwood Common Shares and added to the register of holders of the Amalco

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Class A Preferred Shares and Amalco will be recorded as the registered holder of such Highwood Common Shares so exchanged and will be deemed to be the legal and beneficial owner of such Highwood Common Shares;

(iv)
for greater certainty, a pro rata portion of the total number of Amalco Class B Preferred Shares and the total number of Amalco Class A Preferred Shares, if any, received under the Arrangement by any particular holder who makes a Cash and Share Election will be allocated to every Highwood Common Share held by that holder at the Effective Time, so that such holder will receive for each Highwood Common Share held by the holder at the Effective Time the same combination of Amalco Class B Preferred Shares and Amalco Class A Preferred Shares, if any, as is received for every other Highwood Common Share held by that holder at the Effective Time. Notwithstanding any provisions of this Plan of Arrangement, of the aggregate consideration to be received by the holders of Highwood Common Shares, a minimum of 75% will consist of Amalco Class A Preferred Shares and a maximum of 25% will consist of Amalco Class B Preferred Shares;

(v)
the consideration which each holder of Highwood Common Shares who makes a Cash Election or a Cash and Share Election is entitled to receive in exchange for such holder’s Highwood Common Shares shall be subject to adjustment and proration on the following basis. If the Aggregate Number of Elected Shares exceeds the Class B Shares Available, then the number of Amalco Class B Preferred Shares issuable under the Arrangement to each holder of Highwood Common Shares who has elected to receive a number of Amalco Class B Preferred Shares which is in excess of their Class B Share Entitlement (in addition to the Amalco Class B Preferred Shares representing their Class B Share Entitlement) shall be determined by multiplying (i) the quotient obtained by dividing the number of Class B Preferred Shares elected by such holder of Highwood Common Shares in excess of their Class B Share Entitlement by the amount by which the Aggregate Number of Elected Shares exceeds the Class B Shares Available, by (ii) the Excess Class B Shares Available, so that the aggregate number of Amalco Class B Preferred Shares issuable to all such holders of Highwood Common Shares who made a Cash Election or a Cash and Share Election shall be equal to the Class B Shares Available and each such holder of Highwood Common Shares who made a Cash Election or a Cash and Share Election shall be entitled to receive a number of Amalco Class B Preferred Shares equal to the number of Class B Shares issuable to such holder of Highwood Common Shares after giving effect to the proration provisions of this Section 3.1(b)(v) and such holder shall be deemed to have elected to receive one Amalco Class A Preferred Shares per Highwood Common Share in respect of the balance of such holder’s Highwood Common Shares in respect of which Amalco Class B Preferred Shares were not available. Notwithstanding any provisions of this Plan of Arrangement, under no circumstances shall a holder of Highwood Common Shares who has made a Cash Election or a Cash and Share Election be entitled to receive more Amalco Class B Preferred Shares than they have elected to receive pursuant to the Letter of Transmittal and Election Form; and

(vi)	Highwood Common Shares held by Dynatec Newco shall be cancelled without any repayment of capital.

Section 3.2      Share Exchange Election:   Each Person who, at or prior to the Election Deadline, is a holder of record of Highwood Common Shares will be entitled, with respect to all or a portion of their shares, to make an election at or prior to the Election Deadline to receive (i) Amalco Class A Preferred Shares, or (ii) Amalco Class B Preferred Shares, or (iii) a combination of Amalco Class B Preferred

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Shares and Amalco Class A Preferred Shares, if any, in exchange for such holder’s Highwood Common Shares on the basis set forth herein and in the Letter of Transmittal and Election Form.

Section 3.3     Stated Capital:   There shall be added to the stated capital account for the Amalco Class A Preferred Shares and the Amalco Class B Preferred Shares, $0.145 per Amalco Class A Preferred Share issued pursuant to the Arrangement and $0.145 per Amalco Class B Preferred Share issued pursuant to the Arrangement. There shall be added to the stated capital account for the Amalco Common Shares, an amount equal to the stated capital of the Dynatec Newco Common Shares.

ARTICLE 4

AMALGAMATED CORPORATION

Section 4.1     Name:   The name of Amalco shall be “Dynatec Industrial Minerals Ltd.”

Section 4.2     Registered Office:   The registered office of Amalco shall be in the Municipality of Metropolitan Toronto in the Province of Ontario.

Section 4.3     Business:   There shall be no restriction on the business which Amalco is authorized to carry on or on the powers which Amalco may exercise.

Section 4.4     Restrictions on Transfer:  The right to transfer shares in the capital of Amalco shall be restricted in that no share of Amalco shall be transferred without the express consent of the directors of Amalco expressed by the votes of a majority of the directors of Amalco at a meeting of the directors or by an instrument or instruments in writing signed by a majority of the directors.

Section 4.5      Directors:

(a)	Minimum and Maximum: The minimum number of directors of the Corporation shall be one and the maximum number of directors of the Corporation shall be five.

(b)
First Director: On the Effective Date the number of directors of the Corporation shall be one. The first director of the Corporation shall be W. Robert Dengler whose residence address is 512 Quail Ridge Drive, Aurora, Ontario, L4G 3G8 and who is a “Resident Canadian”. He shall hold office until the first annual meeting of the shareholders of the Corporation or until his successor is duly elected or appointed.

Section 4.6     Officers:  The officers of the Corporation shall, until changed by the directors of the Corporation, be as follows:

Name	Office

W. Robert Dengler	President
James G. Matthews	Secretary

Section 4.7     Auditors: The Auditors of the Corporation, until the first annual meeting of the shareholders of the Corporation, shall be Deloitte & Touche, Chartered Accountants, unless such Chartered Accountants resign or are removed in accordance with the provisions of the OBCA.

Section 4.8       By-laws:   The by-laws of the Corporation shall, until repealed, amended or altered, be the by-laws of Dynatec Newco.

Section 4.9      Quebec Charging Power:  Without restricting any of the powers and capacities of the corporation, whether derived from the OBCA or otherwise, the Corporation may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or

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immovable, legal or equitable, property of the Corporation including, without limitation, its book debts, rights, powers, franchises and undertaking, for any purpose whatsoever.

ARTICLE 5

AUTHORIZED CAPITAL AND RIGHTS AND PRIVILEGES

Section 5.1     Authorized Capital:  The Corporation is authorized to issue (i) an unlimited number of common shares, (ii) an unlimited number of Amalco Class A Preferred Shares and (iii) an unlimited number of Amalco Class B Preferred Shares.

Section 5.2     Rights and Privileges of Amalco Common Shares:  The rights, privileges, restrictions and conditions attaching to the Amalco Common Shares are as follows:

(a)
Dividends and Distributions: Subject to applicable law and the prior rights of the holders of the Amalco Class A Preferred Shares and the Amalco Class B Preferred Shares, the holders of the Common Shares are entitled to receive equally, share for share: (i) all dividends declared by the directors, (ii) all property of the Corporation that is ever distributed to any of its shareholders (including without limitation on any final distribution) and (iii) any remaining property of the Corporation on dissolution.

(b)
Votes: The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, and are entitled to one vote for each Common Share held on all votes taken at such meetings.

Section 5.3     Rights and Privileges of Amalco Preferred Shares:  The rights, privileges and conditions attaching to the Amalco Class A Preferred Shares shall be as set out in Schedule “B” hereto and the rights, privileges and conditions attaching to the Amalco Class B Preferred Shares shall be as set out in Schedule “C” hereto.

ARTICLE 6

SHARE CERTIFICATES AND FRACTIONAL SHARES

Section 6.1      Share Certificates: No certificates representing Amalco Class A Preferred Shares or Amalco Class B Preferred Shares will be issued in connection with the Arrangement.

Section 6.2      Payment of Cash:  At or promptly after the Effective Time, Amalco shall deposit with the Depositary, for the benefit of the holders of Highwood Common Shares who will receive Amalco Class B Preferred Shares in connection with Arrangement upon the redemption of the Amalco Class B Preferred Shares, cash in the amount equal to the lesser of (i) $0.145 multiplied by the Aggregate Number of Elected Shares and (ii) the Cash Available. Upon surrender to the Depositary for transfer to Amalco of a certificate which immediately prior to or upon the Effective Time represented Highwood Common Shares in respect of which the holder is entitled to receive Amalco Class B Preferred Shares under the Arrangement, together with a duly completed Letter of Transmittal and Election Form, and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the by-laws of Highwood and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Depositary shall deliver to such holder, the amount of cash such holder is entitled to receive under the Arrangement upon the redemption of the Amalco Class B Preferred Shares (together with any unpaid dividends or distributions declared on the Highwood Common Shares, if any, prior to the Effective Time), and any certificate so surrendered shall forthwith be transferred to Amalco. In the event of a transfer of ownership of such Highwood Common Shares that was not registered in the securities register of Highwood, the

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amount of cash payable upon the redemption of the Amalco Class B Preferred Shares received in exchange for such Highwood Common Shares under the Arrangement may be delivered to the transferee if the certificate representing such Highwood Common Shares is presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 6.2, each certificate which immediately prior to or upon the Effective Time represented one or more outstanding Highwood Common Shares that, under the Arrangement, were exchanged for Amalco Class B Preferred Shares pursuant to Section 3.1 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the cash payment contemplated by this Section 6.2.

Section 6.3     Issuance of Certificates Representing ThorNewco Common Shares:  At or promptly after the Effective Time, Amalco shall deposit with the Depositary, for the benefit of the holders of Highwood Common Shares who will receive Amalco Class A Preferred Shares in connection with the Arrangement, certificates representing the number of ThorNewco Common Shares issuable upon the redemption of the Amalco Class A Preferred Shares issuable under Article 3. Upon surrender to the Depositary for transfer to Amalco of a certificate which immediately prior to or upon the Effective Time represented Highwood Common Shares in respect of which the holder is entitled to receive Amalco Class A Preferred Shares under the Arrangement, together with a duly completed Letter of Transmittal and Election Form and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the by-laws of Highwood and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of ThorNewco Common Shares which such holder has the right to receive (together with any unpaid dividends or distributions declared on the Highwood Common Shares prior to the Effective Time) upon the redemption of the Amalco Class A Preferred Shares and any certificate so surrendered shall forthwith be transferred to Amalco. No interest shall be paid or accrued on any unpaid dividends and distributions, if any, payable to holders of certificates that formerly represented Highwood Common Shares. In the event of a transfer of ownership of Highwood Common Shares that was not registered in the securities register of Highwood, a certificate representing the proper number of ThorNewco Common Shares (together with any unpaid dividends or distributions declared on the Highwood Common Shares prior to the Effective Time) may be issued to the transferee if the certificate representing such Highwood Common Shares is presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 6.3, each certificate which immediately prior to or upon the Effective Time represented one or more Highwood Common Shares that, under the Arrangement, were exchanged or were deemed to be exchanged for Amalco Class A Preferred Shares pursuant to Section 3.1 shall be deemed at all times after the Effective Time, but subject to Section 6.4, to represent only the right to receive upon such surrender a certificate representing that number (rounded down to the nearest whole number) of Amalco Class A Preferred Shares (together with any unpaid dividends or distributions declared on the Highwood Common Shares prior to the Effective Time) which such holder has the right to receive.

Section 6.4      No Fractional Shares:  No certificates representing fractional ThorNewco Common Shares shall be issued upon compliance with the provisions of Section 6.2 or 6.3 and no dividend, stock split or other change in the capital structure of Amalco or ThorNewco shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Amalco or ThorNewco.

Section 6.5      Lost Certificates:  In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Highwood Common Shares that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of Highwood Common Shares claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash issuable upon redemption of the Amalco Class B Preferred Shares issuable pursuant to Section 6.2 and/or one or more

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certificates representing one or more ThorNewco Common Shares issuable upon redemption of the Amalco Class A Preferred Shares issuable pursuant to Section 6.3 (and any dividends or distributions with respect thereto) in each case deliverable in accordance with Section 3.1. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the holder to whom cash and/or certificates representing ThorNewco Common Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco, Dynatec, ThorNewco and their respective transfer agents in such sum as Amalco, Dynatec or ThorNewco may direct or otherwise indemnify Amalco, Dynatec and ThorNewco in a manner satisfactory to Amalco, Dynatec and ThorNewco against any claim that may be made against Highwood, Amalco or Dynatec with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 6.6     Withholding Rights:  Amalco, ThorNewco and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Highwood Common Shares, Amalco Class A Preferred Shares, Amalco Class B Preferred Shares or ThorNewco Common Shares such amounts as Highwood, Amalco, ThorNewco, or the Depositary is required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Amalco, ThorNewco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Amalco, ThorNewco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Amalco, ThorNewco, or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

Section 6.7     Termination of Depositary:  Any ThorNewco Common Shares, together with any funds held by the Depositary, that remain undistributed to former holders of Highwood Common Shares nine months after the Effective Date shall be delivered to Amalco, upon demand therefor, and holders of certificates previously representing Highwood Common Shares who have not theretofore complied with Sections 6.2 or 6.3 shall thereafter look only to Amalco for payment of any claim to cash, shares or dividends or distributions, if any, in respect thereof.

Section 6.8     Delivery of Letter of Transmittal and Election Form:  At the time of mailing the Information Circular, Highwood forwarded to each holder of Highwood Common Shares at the address of such holder as it appears on the register of shareholders a Letter of Transmittal and Election Form.

Section 6.9     Extinction of Rights:  Any certificates representing Highwood Common Shares that are not deposited together with a duly completed and executed Letter of Transmittal and Election Form as provided in Section 6.2 and/or Section 6.3, on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Highwood Common Shares previously represented thereby to receive Amalco Class A Preferred Shares, Amalco Class B Preferred Shares, ThorNewco Common Shares and cash, if applicable, shall be deemed to be surrendered to Amalco together with all interest or distributions thereto held for such holder. None of Highwood, Amalco, ThorNewco or the Depositary shall be liable to any person in respect of any cash payment, ThorNewco Common Shares (or dividends, distributions and/or cash in lieu of fractional shares) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law

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ARTICLE 7

EFFECT OF AMALGAMATION

Section 7.1     Amalgamation:  The Amalgamating Corporations hereby agree to amalgamate by way of arrangement as of the Effective Date pursuant to section 182 of the OBCA and to continue as one corporation on the terms set forth in this Plan of Arrangement.

Section 7.2     Effect of Arrangement:  As at and from 12:01 am. on the Effective Date:

(a)	the Amalgamating Corporations shall be amalgamated and continue as one corporation under the terms prescribed in this Plan of Arrangement;

(b)
Amalco shall possess all of the properties, rights, privileges and franchises and shall be subject to all of the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations;

(c)	a conviction against, or ruling, order or judgment in favour or against an Amalgamating Corporation may be enforced by or against Amalco;

(d)
the articles of arrangement shall be deemed to be the articles of incorporation of Amalco and, except for the purposes of subsection 117(1) of the OBCA, the certificate of arrangement shall be deemed to be the certificate of incorporation of Amalco; and

(e)
Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Arrangement has become effective.

ARTICLE 8

RIGHTS OF DISSENT

Section 8.1     Rights of Dissent:  Holders of Highwood Common Shares may exercise rights of dissent with respect to such Highwood Common Shares pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order and this Section 8.1 (the “Dissent Rights”) in connection with the Arrangement. Holders of Highwood Common Shares who duly exercises such rights of dissent and who:

(a)
are ultimately determined to be entitled to be paid fair value for their Highwood Common Shares shall be deemed to have transferred such Highwood Common Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances, to Amalco, in consideration for a payment of cash from Amalco equal to such fair value; or

(b)
are ultimately determined not to be entitled, for any reason, to be paid fair value for their Highwood Common Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Highwood Common Shares who did not make an election and shall receive Amalco Class A Preferred Shares on the same basis as holder of Non-Election Shares, but in no case shall Highwood, Amalco, or any other Person be required to recognize any Dissenting Shareholder as a holder of Highwood Common Shares after the Effective Time and the names of each Dissenting Shareholder shall be deleted from the register of holders of Highwood Common Shares at the Effective Time.

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ARTICLE 9

AMENDMENTS TO PLAN OF ARRANGEMENT

Section 9.1     Highwood and Dynatec, Dynatec Newco and ThorNewco reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date subject to amendment in the manner provided for in the Arrangement Agreement, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Dynatec, (iii) filed with the Court and, if made following the Highwood Meeting, approved by the Court, and (iv) communicated to Highwood Shareholders if and as required by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Highwood and Dynatec at any time prior to the Highwood Meeting (provided that Dynatec shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Highwood Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes. Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Highwood Meeting shall be effective only if (i) it is consented to by each of Highwood and Dynatec and (ii) if required by the Court, it is consented to by Highwood shareholders voting in the manner directed by the Court. Subject to applicable law, any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date upon the agreement of Dynatec and ThorNewco, provided that it concerns a matter which, in the reasonable opinion of Dynatec and ThorNewco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Highwood shareholders.

ARTICLE 10

FURTHER ASSURANCES

Section 10.1      Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

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SCHEDULE “A”

DESCRIPTION OF THORNEWCO ASSETS

Thor Lake Property, Northwest Territories, Canada

A 100% interest in the Thor Lake property (the “Thor Lake Property”), which is located in the Northwest Territories. The Thor Lake Property is located in the southern part of the Northwest Territories, 100 km southeast of the city of Yellowknife and 5 km north of Great Slave Lake. The Thor Lake Property is located within NTS map sheet 85 I/02 at approximately Lat. 62o 06’ 30” N, Long. 112o 35’ 30”W and is within the MacKenzie Mining District.

The property is comprised of five mining leases totalling 10,449 acres (4,249 hectares) as follows:

Lease number	Area (in acres)
3265	906
3266	2100
3267	2570
3178	2602
3179	2321

Elk Lake Property, Northwest Territories, Canada

A 50% interest in the Elk Lake property (the “Elk Lake Property”), which is located in the Northwest Territories. The Elk Lake Property is located in the southern part of the Northwest Territories, 100 km southeast of the city of Yellowknife and 5 km north of Great Slave Lake, approximately 10 km northeast of the Thor Lake Property.

The property is comprised of one mining lease totalling 304 acres (123 hectares) as follows:

Lease number	Area (in acres)
3283	304

Mikwam Property, northeastern Ontario, northwestern Quebec

A 59.88% interest in the Mikwam property (the “Mikwam Property”), along with any rights and assets that Highwood Resources Ltd. (“Highwood”) may hold, directly or indirectly, related to or associated with the Mikwam Property. The Mikwam Property consists of two non-contiguous claim blocks separated by approximately 11 km; the main portion of the Mikwam Property lies in Ontario and the other, smaller portion lies in Quebec. Currently, the Ontario portion of the Mikwam Property consists of 80 contiguous unpatented (staked) mining claim units within Noseworthy Township, Larder Lake Mining Division. This claim block consists of approximately 1,298.5 ha (3,208.6 acres). The Quebec portion of the Mikwam Property consists of 12 staked mining claims within Dieppe Township, Abitibi Region and consists of 207.2 ha (512.0 acres). The property is approximately 162 km northeast of the City of Timmins, Ontario, and the Dieppe Township property is approximately 15 km west of Les Mines Casa Berardi, Quebec. The Mikwam Property lies within NTS map sheets 32E/05 and 32E/12. The coordinates of the center of the Mikwam Property in Noseworthy Township, Ontario, are approximately 593,132mE and 5,482,737mN (UTM Zone 17, NAD 83). The coordinates of the center of the Mikwam Property in Dieppe Township, Quebec, are approximately 608,028mE and 5,486,676mN (UTM Zone 17, NAD 83).

Yellow Giant Property, British Columbia

A 39% interest in the Yellow Giant property (the “Yellow Giant Property”), along with any rights and assets that Highwood may hold, directly or indirectly, related to or associated with the Yellow Giant Property. The Yellow Giant Property is located on southwest Banks Island about 120 km southwest of Prince Rupert, B.C within NTS map sheet 103G/08E. The centre of the Yellow Giant Property is at approximately UTM (NAD 27) Zone 9, 5914000N 423,500E. The Yellow Giant Property is comprised of six mineral claims consisting of 59 units and covering 2,600 has (6,422 acres) as follows:

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Claim Name			Tenure Number	Area (ha)		No. of Units	Expiry Date

Yellow Giant	1		251101	375		5	2003/06/15
“	3		251103	500		16	2004/06/15
“	4		251104	400		16	2003/06/15
“	5		251105	500		8	2003/06/15
“	6		251106	450		10	2004/06/15
“	7		251107	375		4	2003/06/15

		Totals		2,600	ha	59 units

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SCHEDULE “B”

PROVISIONS ATTACHING TO AMALCO CLASS A PREFERRED SHARES

The redeemable non-voting Class A preferred shares in the capital of Amalco shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1

INTERPRETATION

Section 1.1      For the purposes of these share provisions:

“Act” means the Business Corporations Act (Ontario), as amended.

“Affiliate” of any person means any other person directly or indirectly controlled by, or under common control of, that person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control of”), as applied to any person, means the possession by another person, directly or indirectly, of the power to direct or cause the direction of the management and policies of that first mentioned person, whether through the ownership of voting securities, by contract or otherwise.

“Amalco” or the “Corporation” means the corporation continuing from the amalgamation of the Amalgamating Corporations upon the Arrangement becoming effective.

“Amalco Common Shares” means the common shares which Amalco is authorized to issue.

“Amalco Class A Preferred Shares” means the redeemable non-voting Class A preferred shares of Amalco having the rights and privileges described herein.

“Amalco Class B Preferred Shares” means the redeemable non-voting Class B preferred shares of Amalco.

“Amalgamating Corporations” means Dynatec Newco and Highwood collectively.

“Arrangement” means the arrangement pursuant to section 182 of the Act to be undertaken on the terms and conditions set forth in the Plan of Arrangement to which this Schedule “B” is attached.

“Board of Directors” means the board of directors of Amalco.

“Business Day” means a day other than a Saturday, a Sunday or any other day when banks are not open for business in Toronto, Ontario.

“Common Share Reorganization” is defined in section 9.1 of these share provisions.

“Current Market Price” means, in respect of a ThorNewco Common Share, on any date as of which the Current Market Price is to be determined, the average of the closing prices of a ThorNewco Common Share on the TSX Venture Exchange (the “TSX-V”) on the 20 trading days immediately preceding such date, or, if the ThorNewco Common Shares are not then listed on the TSX-V, on such other stock exchange or automated quotation system on which ThorNewco Common Shares are then listed or quoted, as the case may be, and, if the ThorNewco Common Shares are not then listed or quoted on any such exchange or automated quotation system, the price determined by the Board of Directors, acting reasonably.

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“Depositary” is defined in section 4.2 of these share provisions.

“Dynatec Newco” means 2016964 Ontario Limited, a corporation incorporated under the Act.

“Highwood” means Highwood Resources Ltd., a corporation existing under the Act.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form provided for use by holders of Highwood common shares to elect to receive Amalco Class A Preferred Shares and/or Amalco Class B Preferred Shares in connection with the Arrangement.

“Preferred Share Consideration” means the Specified Number of ThorNewco Common Shares exchangeable for Amalco Class A Preferred Shares, which ThorNewco Common Shares shall be fully paid and non-assessable shares, and shall be free and clear of any lien, claim or encumbrance.

“Preferred Share Price” means, on a particular date, the Current Market Price of a Specified Number of ThorNewco Common Shares.

“Liquidation Amount” is defined in section 5.1 of these share provisions.

“Liquidation Date” is defined in section 5.1 of these share provisions.

“Liquidation Right” is defined in section 5.1 of these share provisions.

“Reclassification” is defined in section 9.2 of these share provisions.

“Redemption Shares” is defined in section 4.2 of these share provisions.

“Specified Number” means one share, subject to adjustment in accordance with Article 9 of these share provisions.

“ThorNewco” means 2016507 Ontario Ltd., a corporation existing under the Act.

“ThorNewco Common Shares” means the common shares of ThorNewco as constituted on the date hereof.

“Time of Redemption” is defined in section 4.1 of these share provisions.

ARTICLE 2

RANKING OF AMALCO CLASS A PREFERRED SHARES

Section 2.1     With respect to the distribution of assets in the event of the liquidation, dissolution or winding up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs as herein provided, the Amalco Class A Preferred Shares shall be entitled to a preference over: (i) the Amalco Common Shares and (ii) any other shares ranking junior to the Amalco Class A Preferred Shares, but shall be subject to the prior rights of the holders of the Amalco Class B Preferred Shares.

ARTICLE 3

DIVIDENDS

Section 3.1      The holders of the Amalco Class A Preferred Shares, in priority to the holders of the Amalco Common Shares, shall be entitled to receive and Amalco shall pay hereon, as and when declared by the Board of Directors out of the moneys of Amalco properly applicable to the payment of dividends,

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non-cumulative dividends at a rate per annum per Amalco Class A Preferred Share of up to but not exceeding five (5%) of the Redemption Price.

ARTICLE 4

REDEMPTION OF AMALCO CLASS A PREFERRED SHARES BY AMALCO

Section 4.1     The Corporation shall, subject to the requirements of the Act, immediately following the issuance thereof (the “Time of Redemption”) redeem all of the outstanding Amalco Class A Preferred Shares in accordance with the following provisions of this Article 4. Except as hereinafter provided, no notice of redemption or other act or formality on the part of the Corporation shall be required to call the Amalco Class A Preferred Shares for redemption.

Section 4.2     At or before the Time of Redemption, the Corporation shall deliver or cause to be delivered to Computershare Trust Company of Canada (the “Depositary”) at its principal office in the City of Toronto in respect of each Amalco Class A Preferred Share to be redeemed one (1) ThorNewco Common Share (collectively, the “Redemption Shares”). Delivery of the aggregate Redemption Shares in such manner shall be a full and complete discharge of the Corporation’s obligation to deliver the aggregate Redemption Shares to the holders of Amalco Class A Preferred Shares.

Section 4.3     From and after the Time of Redemption, (i) the Depositary shall deliver or cause to be delivered to each holder of the Amalco Class A Preferred Shares on presentation and surrender at the principal offices of the Depositary in the City of Toronto of the certificate representing the Highwood Common Shares held by such holder immediately prior to the Arrangement together with a duly completed and executed Letter of Transmittal and Election Form, the total Redemption Amount payable and deliverable to such Holder and (ii) the holders of Amalco Class A Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive any Redemption Shares therefor, provided that if delivery of a Redemption Share for any Amalco Class A Preferred Share is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, than the rights of such holders shall remain unaffected.

Section 4.4     From the Time of Redemption, the Amalco Class A Preferred Shares in respect of which deposit of the Redemption Shares is made shall be deemed to be redeemed and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the delivery of the Redemption Shares to such holders of Amalco Class A Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Shares issuable to them. Subject to the requirements of applicable law with respect to unclaimed property, any Redemption Shares which have not been delivered to holders of Amalco Class A Preferred Shares in accordance with the provisions hereof within six years of the Time of Redemption, such Redemption Shares shall be forfeited to the Corporation.

ARTICLE 5

LIQUIDATION, DISSOLUTION OR WINDING-UP

Section 5.1     In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs, each holder of Amalco Class A Preferred Shares shall be entitled to exercise a right (the “Liquidation Right”) to receive from the assets of Amalco in respect of each Amalco Class A Preferred Share held by the holder on the date on which the assets of Amalco are distributed to its shareholders (the “Liquidation Date”) in connection with such liquidation, dissolution or winding up, in priority to any distribution of any part of the assets of Amalco among the holders of the Amalco Common Shares, or any other shares ranking junior to the Amalco Class A Preferred Shares but subject to the prior rights of the holders of Amalco Class B Preferred Shares, the Preferred Share Price (the “Liquidation Amount”) to be paid in the form of the Preferred Share Consideration.

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Section 5.2     Upon the exercise of the Liquidation Right, on or promptly after the Liquidation Date, Amalco shall cause to be delivered to the holders of the Amalco Class A Preferred Shares, the Liquidation Amount for each Amalco Class A Preferred Share upon presentation and surrender of the certificates representing such Amalco Class A Preferred Shares, together with such other documents and instruments as may be required to effect a transfer of Amalco Class A Preferred Shares under the Act and the by-laws of Amalco and such additional documents and instruments as Amalco may reasonably require, at the registered office of Amalco. Payment of the total Liquidation Amount for such Amalco Class A Preferred Shares shall be made by delivery to each holder at the address of the holder recorded in the securities register of Amalco for the Amalco Class A Preferred Shares or by holding (as specified in writing by such holder for pick-up by the holders at the registered office of Amalco) the Liquidation Amount.

On and after the Liquidation Date, the holders of such Amalco Class A Preferred Shares shall cease to be holders of such Amalco Class A Preferred Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the proportionate share of the total Liquidation Amount for such Amalco Class A Preferred Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected to the extent their proportionate share of the total Liquidation Amount has not been paid, until their proportionate share of the total Liquidation Amount has been fully paid in the manner hereinbefore provided.

Amalco shall have the right at any time after the Liquidation Date to deposit or cause to be deposited in a custodial account with any chartered bank or trust company in Canada the total Liquidation Amount in respect of the Amalco Class A Preferred Shares represented by certificates that have not, at the Liquidation Date, been surrendered by the holders thereof, and immediately upon making such deposit Amalco shall give notice thereof to the applicable holders of the Amalco Class A Preferred Shares. Upon such deposit being made, the rights of such holders of Amalco Class A Preferred Shares after such deposit shall be limited to the right to receive their proportionate part of the total Liquidation Amount (less any tax required to be deducted or withheld therefrom, including, without limitation, United States dividend withholding taxes to the extent Amalco believes that such withholding may be required) for the Amalco Class A Preferred Shares with respect to which the Liquidation Amount has been so deposited, against presentation and surrender of the certificates representing such Amalco Class A Preferred Shares to such bank or trust company. Upon such payment or deposit of the total Liquidation Amount, the holders of the Amalco Class A Preferred Shares shall thereafter be considered and deemed for all purposes to be the holders of the ThorNewco Common Shares either: (i) delivered to such holder; or (ii) deposited with such chartered bank or trust company.

Section 5.3     After the total Liquidation Amount has been paid or deposited, holders of Amalco Class A Preferred Shares shall not be entitled to share in any further distribution of the assets of Amalco.

ARTICLE 6

PURCHASE FOR CANCELLATION

Section 6.1     Subject to applicable law, Amalco may at any time and from time to time purchase for cancellation all or any part of the outstanding Amalco Class A Preferred Shares at any price by agreement with one or more holders of record of Amalco Class A Preferred Shares then outstanding or through the facilities of any stock exchange on which the Amalco Class A Preferred Shares are listed or quoted at any price per share together with an amount equal to all declared and unpaid dividends or other distributions thereon (less any tax required to be deducted or withheld therefrom by Amalco, including, without limitation, United States dividend withholding taxes to the extent Amalco believes that such withholding may be required).

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ARTICLE 7

DISSENT RIGHTS

Section 7.1     A holder of Amalco Class A Preferred Shares shall not be entitled to vote separately as a class and correspondingly shall not be entitled to exercise any rights of dissent provided for in the Act on a proposal to amend the Articles of Amalco to: (i) effect an exchange, reclassification or cancellation of the Amalco Class A Preferred Shares; or (ii) create a new class or series of shares equal or superior to the Amalco Class A Preferred Shares.

ARTICLE 8

VOTING RIGHTS

Section 8.1     Except as required by applicable law, the holders of the Amalco Class A Preferred Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of Amalco or to vote at any such meeting.

ARTICLE 9

ADJUSTMENT TO THE SPECIFIED NUMBER

Section 9.1     If and whenever at any time the outstanding ThorNewco Common Shares are subdivided or redivided into a greater number of ThorNewco Common Shares or are reduced, combined or consolidated into a smaller number of ThorNewco Common Shares (any of such events being hereinafter called a “Common Share Reorganization”), the Specified Number shall be adjusted effective immediately upon the occurrence of the Common Share Reorganization by multiplying the Specified Number at that time by the quotient or fraction, as the case may be, obtained when: (i) the number of ThorNewco Common Shares outstanding after the completion of such Common Share Reorganization is divided by (ii) the number of ThorNewco Common Shares outstanding before giving effect to the Common Share Reorganization.

Section 9.2     If and whenever at any time the outstanding ThorNewco Common Shares shall be reclassified, exchanged or converted into other shares, securities or property, otherwise than as a result of a Common Share Reorganization, or if the designation of or rights, privileges, restrictions and conditions attached to the ThorNewco Common Shares are changed, or if there shall be an amalgamation, merger, reorganization, liquidation, dissolution, winding up or other similar transaction affecting ThorNewco (other than a transaction which does not result in any reclassification of the outstanding ThorNewco Common Shares or a change of the ThorNewco Common Shares into other assets, securities or property), or a transfer of all or substantially all of the assets of ThorNewco to another corporation or entity (any such event being referred to in this section 9.2 as a “Reclassification”), then each such holder of Amalco Class A Preferred Shares shall be entitled to receive and shall accept, and Amalco shall deliver to each such holder at the time such holder would otherwise have received ThorNewco Common Shares, in lieu of the number of ThorNewco Common Shares such holder would have received at such time if there had been no Reclassification, the aggregate number and kind of shares or other securities or amount of other property which such holder would have been entitled to receive as a result of the Reclassification if, on the effective date thereof, he had been the registered holder of the number of ThorNewco Common Shares to which he was theretofore entitled at such time.

Section 9.3     If ThorNewco shall fix a record date for the making of a distribution to all or substantially all the holders of outstanding ThorNewco Common Shares of: (i) shares of any class other than ThorNewco Common Shares; (ii) rights, options or warrants; or (iii) evidences of its indebtedness, then in each such case the Specified Number shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Specified Number in effect on such record date by a fraction, of which the denominator shall be the total number of ThorNewco Common Shares outstanding on such record date multiplied by the Current Market Price per share of ThorNewco Common Shares on such

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record date less the fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of such shares or rights, options or warrants or evidences of indebtedness or assets so to be distributed, and of which the numerator shall be the total number of ThorNewco Common Shares outstanding on such record date multiplied by such Current Market Price per share of ThorNewco Common Shares; provided, however, ThorNewco Common Shares owned by or held for the account of ThorNewco shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Specified Number shall be readjusted to the Specified Number which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed.

Section 9.4     If and whenever at any time ThorNewco shall take any action affecting or relating to ThorNewco Common Shares, other than an event described in section 9.1, 9.2 or 9.3, which in the opinion of the Board of Directors would prejudicially affect the rights of the holders of Amalco Class A Preferred Shares, then the Specified Number shall be adjusted in such manner, if any, and at such time, as the Board of Directors may determine in their sole discretion to be equitable in the circumstances to the holders of Amalco Class A Preferred Shares. Any such determination shall be binding upon Amalco and each holder of Amalco Class A Preferred Shares. The failure by the Board of Directors to take any action to provide for an adjustment on or prior to the effective date of any action by ThorNewco affecting the ThorNewco Common Shares shall be conclusive evidence that the Board of Directors has determined that it is equitable to make no adjustment in the circumstances.

Section 9.5     If a dispute shall at any time arise with respect to the adjustments provided for herein, such dispute shall be conclusively determined by the Board of Directors acting in good faith and any such determination shall be binding upon Amalco and all holders of Amalco Class A Preferred Shares.

Section 9.6     No adjustment in the Specified Number shall be required unless such adjustment would require an increase or decrease of at least 1% in such rate; provided, however, that any adjustments which by reason of this section 9.6 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. The adjustments provided for in this Article shall be cumulative.

Section 9.7     No adjustments in the Specified Number shall be made pursuant to section 11.1 above if Amalco shall correspondingly: (i) subdivide or redivide its outstanding Amalco Class A Preferred Shares into a greater number of shares; or (ii) reduce, combine or consolidate the outstanding Amalco Class A Preferred Shares into a smaller number of shares.

Section 9.8     In any case where the application of the foregoing provisions results in an increase in the Specified Number taking effect immediately after the record date for a specific event, then, if Amalco is required to deliver any ThorNewco Common Shares prior to completion of the event, Amalco may postpone the distribution to a holder of Amalco Class A Preferred Shares of the additional ThorNewco Common Shares to which he is entitled by reason of the increase of the Specified Number, but such additional ThorNewco Common Shares shall be issued and delivered to that holder upon completion of the event and Amalco shall deliver to the holder an appropriate instrument evidencing his right to receive such additional ThorNewco Common Shares.

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SCHEDULE “C”

PROVISIONS ATTACHING TO AMALCO CLASS B PREFERED SHARES

The redeemable non-voting Class B preferred shares in the capital of Amalco shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1

INTERPRETATION

Section 1.1     For the purposes of these share provisions:

“Act” means the Business Corporations Act (Ontario), as amended;

“Amalco” or the “Corporation” means the corporation continuing from the amalgamation of the Amalgamating Corporations upon the Arrangement becoming effective.

“Amalco Common Shares” means the common shares which Amalco is authorized to issue.

“Amalco Class A Preferred Shares” means the redeemable non-voting Class A preferred shares of Amalco.

“Amalco Class B Preferred Shares” means the redeemable non-voting Class B preferred shares of Amalco having the rights and privileges described herein.

“Amalgamating Corporations” means Dynatec Newco and Highwood collectively.

“Arrangement” means the arrangement pursuant to section 182 of the Act to be undertaken on the terms and conditions set forth in the Plan of Arrangement to which this Schedule “C” is attached.

“Business Day” means a day other than a Saturday, Sunday or any other day when banks are not open for business in Toronto, Ontario.

“Depositary” is defined in section 4.2 of these share provisions.

“Dynatec Newco” means 2016964 Ontario Limited, a corporation incorporated under the Act.

“Highwood” means Highwood Resources Ltd., a corporation existing under the Act.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form provided for use by holders of Highwood common shares to elect to receive Amalco Class A Preferred Shares and/or Amalco Class B Preferred Shares in connection with the Arrangement.

“Redemption Amount” is defined in section 4.2 of these share provisions.

“ThorNewco” means 2016507 Ontario Ltd., a corporation existing under the Act.

“ThorNewco Common Shares” means the common shares of ThorNewco as constituted on the date hereof.

“Time of Redemption” is defined in section 4.1 of these share provisions.

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ARTICLE 2

RANKING OF AMALCO CLASS B PREFERRED SHARES

Section 2.1     With respect to the distribution of assets in the event of the liquidation, dissolution or winding up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs as herein provided, the Amalco Class B Preferred Shares shall be entitled to a preference over: (i) the Amalco Class A Preferred Shares, (ii) the Amalco Common Shares and (iii) any other shares ranking junior to the Amalco Class B Preferred Shares.

ARTICLE 3

DIVIDENDS

Section 3.1     The holders of the Amalco Class B Preferred Shares, in priority to the holders of the Amalco Common Shares, shall be entitled to receive and Amalco shall pay thereon, as and when declared by the Board of Directors out of the moneys of Amalco properly applicable to the payment of dividends, non-cumulative dividends at a rate per annum per Amalco Class B Preferred Share of up to but not exceeding five percent (5%) of the Redemption Amount.

ARTICLE 4

REDEMPTION OF CLASS B PREFERRED SHARES

Section 4.1     The Corporation shall, subject to the requirements of the Act, immediately following the issuance thereof (the “Time of Redemption”) redeem all of the outstanding Amalco Class B Preferred Shares in accordance with the following provisions of this Article 4. Except as hereinafter provided, no notice of redemption or other act or formality on the part of the Corporation shall be required to call the Amalco Class B Preferred Shares for redemption.

Section 4.2     At or before the Time of Redemption, the Corporation shall deliver or cause to be delivered to Computershare Trust Company of Canada (the “Depositary”) at its principal office in the City of Toronto an amount (the “Redemption Amount”) equal to $0.145 in respect of each Amalco Class B Preferred Share to be redeemed. Delivery of the aggregate Redemption Amount in such a manner, shall be a full and complete discharge of the Corporation’s obligation to deliver the aggregate Redemption Amount to the holders of Amalco Class B Preferred Shares.

Section 4.3     From and after the Time of Redemption, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of each holder of the Amalco Class B Preferred Shares, by way of cheque, on presentation and surrender at the principal offices of the Depositary in the City of Toronto of the certificate representing the Highwood Common Shares held by such holder immediately prior to the Arrangement together with a duly completed and executed Letter of Transmittal and Election Form, the total Redemption Amount payable and deliverable to such holder and (ii) the holders of Amalco Class B Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Redemption Amount therefore, provided that if satisfaction of the Redemption Amount for any Amalco Class B Preferred Shares is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected.

Section 4.4     From the Time of Redemption, the Amalco Class B Preferred Shares in respect of which deposit of the Redemption Amount is made shall be deemed to be redeemed and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Amount to such holders of Amalco Class B Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Amount payable to them. Subject to the requirements of applicable law with respect to unclaimed property, if the Redemption Amount has not

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been fully satisfied in accordance with the provisions hereof within six years of the Time of Redemption, the Redemption Amount shall be forfeited to the Corporation.

ARTICLE 5

LIQUIDATION, DISSOLUTION OR WINDING-UP

Section 5.1     In the event of the liquidation or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Amalco Class B Preferred Shares upon satisfaction of the Redemption Amount in respect of each Amalco Class B Preferred Share, the holders of Amalco Class B Preferred Shares shall be entitled to receive and the Corporation shall pay to such holders, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Amalco Class A Preferred Shares, Amalco Common Shares or any other class of shares ranking junior to the Amalco Class B Preferred Shares, as to such entitlement, an amount equal to the Redemption Amount for each Amalco Class B Preferred Shares held by them respectively and no more. After payment to the holders of the Amalco Class B Preferred Shares of the amount so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

ARTICLE 6

PURCHASE FOR CANCELLATION

Section 6.1     Subject to applicable law, Amalco may at any time and from time to time purchase for cancellation all or any part of the outstanding Amalco Class B Preferred Shares at any price by agreement with one or more holders of record of Amalco Class B Preferred Shares then outstanding or through the facilities of any stock exchange on which the Amalco Class B Preferred Shares are listed or quoted at any price per share together with an amount equal to all declared and unpaid dividends or other distributions thereon (less any tax required to be deducted or withheld therefrom by Amalco, including, without limitation, United States dividend withholding taxes to the extent Amalco believes that such withholding may be required).

ARTICLE 7

DISSENT RIGHTS

Section 7.1     A holder of Amalco Class B Preferred Shares shall not be entitled to vote separately as a class and correspondingly shall not be entitled to exercise any rights of dissent provided for in the Act on a proposal to amend the Articles of Amalco to: (i) effect an exchange, reclassification or cancellation of the Amalco Class B Preferred Shares; or (ii) create a new class or series of shares equal or superior rot the Amalco Class B Preferred Shares.

ARTICLE 8

VOTING RIGHTS

Section 8.1     Except as required by applicable law, the holders of the Amalco Class B Preferred Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of Amalco or to vote at any such meeting.

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Schedule 3

INTENTIONALLY OMITTED

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Schedule 4

INTENTIONALLY OMITTED

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Schedule 5

Stock Option Plan of 2016507 Ontario Ltd.

1.           Purpose

              The purpose of the Stock Option Plan (the “Plan”) of 2016507 Ontario Ltd., a corporation incorporated under the Business Corporations Act (Ontario) (the “Corporation”), is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.            Administration

              The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the “Board”). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

              Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

              Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

3.           Stock Exchange Rules

              All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (collectively referred to as, the “Exchange”).

4.           Shares Subject to Plan

              Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation’s authorized but unissued common shares. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed ten (10%) percent of the outstanding shares of the Corporation at the time of the granting of options from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

5.           Maintenance of Sufficient Capital

              The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

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6.           Eligibility and Participation

              Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services (excluding investor relations services) to the Corporation or its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

              Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

              An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.           Exercise Price

a)

The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such price be lower than the price permitted by the Exchange.

b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced, in the case of options held by insiders of the Corporation (as defined by the Exchange), if acceptance of the reduction is accepted by the Exchange and if a condition of the Exchange for its acceptance, if disinterested shareholder approval is obtained at a meeting of the shareholders of the Corporation, or, in the case of options held by persons other than insiders of the Corporation, if acceptance of the reduction is accepted by the Exchange.

8.           Number of Optioned Shares

              The number of shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

9.           Duration of Option and Hold Period

a)

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement, such date not to be later than the expiry date permitted by the Exchange, and shall be subject to earlier termination as provided in Sections 11 and 12.

b)

In addition to any resale restrictions under securities laws, all options and shares issuable upon the exercise of such options shall be legended with a four month Exchange hold period commencing on the date the options were granted, all in accordance with the policies of the Exchange.

10.         Option Period, Consideration and Payment

a)	The option period shall be a period of time fixed by the Board not to exceed the maximum period of time permitted by the Exchange, provided that the option period shall be reduced with respect

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to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

b)

Subject to the policies of the Exchange, an option shall vest and may be exercised (in each case to the nearest full share) during the option period in the circumstance where the number of shares reserved for issuance by the Board pursuant to the exercise of options granted is less than or equal to 10% of the number of issued and outstanding shares of the Corporation, in such manner as the Board may determine.

c)

Options which have vested, may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

11.          Ceasing To Be a Director, Officer, Consultant or Employee

              If a Participant shall cease to be a director, officer, consultant, employee of the Corporation or its subsidiaries, or a Management Company Employee for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation, but only within 90 days after his ceasing to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to the Corporation.

              Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.          Death of Participant

              In the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

a)	by the person or persons to whom the Participant’s rights under the option shall pass by the Participant’s will or the laws of descent and distribution; and

b)	if and to the extent that he was entitled to exercise the Option at the date of his death.

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13.          Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such option until certificates representing such shares shall have been issued and delivered.

14.          Proceeds from Sale of Shares

              The proceeds from sale of shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.          Adjustments

              If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of shares optioned and the exercise price per share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation’s capital.

              Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise an unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

              Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional share shall be required to be issued under the Plan on any such adjustment.

16.          Transferability

              All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.          Amendment and Termination of Plan

              Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

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18.          Necessary Approvals

              The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.          Effective Date of Plan

              The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, the Plan shall become effective upon such approvals being obtained.

20.          Interpretation

              The Plan will be governed by and construed in accordance with the laws of the Province of Ontario.

              MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective October 25th, 2002.

2016507 Ontario Ltd.

Per: “signed”

Name: David Trueman
Title: President and Chief Executive Officer

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Schedule 6

Rights Plan of ThorNewco

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SHAREHOLDERS RIGHTS PLAN AGREEMENT

DATED AS OF

October 25, 2002

BETWEEN

2016507 ONTARIO LTD.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

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Article 1 INTERPRETATION		6
1.1	Certain Definitions	6
1.2	Currency	18
1.3	Headings	18
1.4	References to Agreement	18
1.5	Grandfathered Person	18
1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	19
1.7	Acting Jointly or in Concert	19
1.8	Generally Accepted Accounting Principles	20
Article 2 THE RIGHTS		20
2.1	Legend on Common Share Certificates	20
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	20
2.3	Adjustments to Exercise Price; Number of Rights	23
2.4	Date on Which Exercise is Effective	27
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	28
2.6	Registration, Registration of Transfer and Exchange	28
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	29
2.8	Persons Deemed Owners	29
2.9	Delivery and Cancellation of Certificates	29
2.10	Agreement of Rights Holders	30
2.11	Rights Certificate Holder not Deemed a Shareholder	30
Article 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		31
3.1	Flip-in Event	31
3.2	Exchange Option	32
3.3	Fiduciary Duties of the Board of Directors of the Corporation	33
Article 4 THE RIGHTS AGENT		34
4.1	General	34
4.2	Merger or Amalgamation or Change of Name of Rights Agent	34
4.3	Duties of Rights Agent	35
4.4	Change of Rights Agent	36
Article 5 MISCELLANEOUS		37
5.1	Redemption and Waiver	37
5.2	Expiration	38
5.3	Issuance of New Rights Certificates	38
5.4	Supplements and Amendments	38
5.5	Fractional Rights and Fractional Shares	40
5.6	Rights of Action	40
5.7	Regulatory Approvals	41
5.8	Unlawful Distributions	41
5.9	Notices	41
5.10	Costs of Enforcement	42
5.11	Successors	42
5.12	Benefits of this Agreement	42

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5.13	Governing Law	42
5.14	Severability	43
5.15	Effective Date and Renewal	43
5.16	Determinations and Actions by the Board of Directors	43
5.17	Time of the Essence	43
5.18	Execution in Counterparts	44
5.19	Language	44
5.20	Declaration as to Non-Canadian Holders	44

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THIS SHAREHOLDERS RIGHTS PLAN AGREEMENT made as of the 25th day of October, 2002.

BETWEEN:

2016507 ONTARIO LTD., a corporation incorporated under the Business Corporations Act (Ontario),

(hereinafter referred to as the “Corporation”)

OF THE FIRST PART

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada

(hereinafter referred to as the “Rights Agent”)

OF THE SECOND PART

WHEREAS the Board of Directors has determined that it is in the best interests of the Corporation and all of its shareholders to adopt a shareholder rights plan;

AND WHEREAS in order to implement the adoption of a shareholder rights plan, the Board of Directors has:

1.         authorized the issuance and distribution of one Right in respect of each Common Share outstanding at the Record Time; and

2.         authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities or other assets of the Corporation pursuant to the terms and subject to the conditions set forth herein; and

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

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ARTICLE 1
INTERPRETATION

1.1          Certain Definitions

In this Agreement:

a.	“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

i.	the Corporation or any Subsidiary of the Corporation;

ii.

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or more Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions; provided that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or more Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions and, if thereafter, such Person, while such Person is the Beneficial Owner of 20% or more of the outstanding Voting Shares, becomes the Beneficial Owner of additional Voting Shares which result in an increase of such Person’s Beneficial Ownership of Voting Shares by more than 1% of the number of such Voting Shares outstanding as at the time of the acquisition (other than pursuant to one or more Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions), then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an “Acquiring Person”;

iii.

for the period of ten days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on paragraph 1.1(d)(viii) solely because such Person makes or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person; or

iv.

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities;

b.

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by or is under common control with, such specified Person;

c.	“Associate”, when used to indicate a relationship with a specified Person, means:

i.

any body corporate of which such specified Person owns at law or in equity shares or securities currently convertible into or exchangeable for shares carrying more than 10% of the voting rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to

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purchase such shares or such convertible or exchangeable securities, and with whom such specified Person is acting jointly or in concert;

ii.	any partner of such specified Person;

iii.

any trust or estate in which such specified Person has a beneficial interest and with whom such specified Person is acting jointly or in concert, or in which such specified Person has a 50% or greater beneficial interest or in respect of which such specified Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an Associate of a trust by reason only of the fact that such Person serves as trustee or in a similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in the ordinary course of such business;

iv.

a spouse of such specified Person or any Person of the same or opposite sex with whom such specified Person is living in a conjugal relationship outside marriage or a child of such specified Person; and

v.	any relative of such specified Person or of a spouse or other Person mentioned in paragraph 1.1(c)(iv), if that relative has the same residence as such specified Person;

d.	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

i.

any securities as to which such Person, or any of such Person’s Affiliates is the direct or indirect owner at law or in equity and, for the purpose of this subclause i. a Person shall be deemed to be the Beneficial Owner of all securities:

(1)	owned by a partnership of which the Person is a partner;

(2)	owned by a trust of which the Person has a beneficial interest and which is acting jointly or in concert with that Person or of which the Person has a 50% or greater beneficial interest;

(3)	owned jointly or in common with others; and

(4)	which are directly or indirectly owned at law or in equity by an Associate of such Person;

ii.	any securities as to which such Person or any or of such Person’s Affiliates or Associates has or shares, directly or indirectly:

(1)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the occurrence of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding (whether or not in writing) (other than customary agreements with and between underwriters and banking

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group or selling group members with respect to a bona fide public offering of securities and other than pledges of securities in the ordinary course of business that meet all of the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act other than the condition in Rule 13d-3(d)(3)(ii) and other than a pledge agreement with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business), or upon the exercise of any conversion right, exchange right, purchase right (other than a Right), warrant or option, or otherwise; or

(2)

the right to vote (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the occurrence of any contingency or otherwise), pursuant to any agreement, arrangement, pledge or understanding (whether or not in writing), or otherwise (other than pledges of securities in the ordinary course of business that meet all of the circumstances specified in Rule 13-3(d)(3) under the 1934 Exchange Act other than the condition in Rule 13d- 3(d)(3)(ii) and other than a pledge agreement with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business); and

iii.

any securities which are Beneficially Owned within the meaning of paragraphs (i) or (ii) of this definition by any other Person with which such Person or any of such Person’s Affiliates or Associates is acting jointly or in concert or has any agreement, arrangement, or understanding, other than a pledge, (whether or not in writing) (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering of such securities) with respect to or for the purpose of acquiring, holding, voting or disposing of any Voting Shares;

iv.	provided, however, that a Person shall not be deemed the “Beneficial Owner” or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

v.

solely because such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, any of such Person’s Affiliates or Associates or any other Person referred to in paragraph (iii) or (iv) of this definition until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

vi.

solely because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation;

vii.

solely because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation;

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viii.

solely because any such Person, any of such Person’s Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition has an agreement, arrangement or understanding (whether or not in writing) with respect to a shareholder proposal or a matter or matters to come before a meeting of shareholders, including the election of directors;

ix.

solely because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition holds or exercises voting or despositive power over such security provided that:

(1)

the ordinary business of such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include and be limited to one or more employee benefit plans or pension plans) and such voting or despositive power over such security is held in the ordinary course of such business in the performance of the duties of the Investment Manager for the account of any other Person (the “Client”);

(2)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such voting or despositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts; and

(3)

the Investment Manager or the Trust Company, as the case may be, does not make or propose to make a Take-over Bid by means of a take-over bid circular or any other means, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or acting jointly or in concert with any other Person;

x.

solely because such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or despositive power over such security, or solely because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or despositive power over such security;

xi.

solely because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition would be the Beneficial Owner as defined in paragraphs (i) to (iii) of this definition of such security provided that such Person is:

(1)	a Crown agent or agency; or

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(2)	the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof;

(3)

and such securities are held solely for the purposes of its activity as a Person described in (A) or (B) above, provided that such Person (1)(a) is precluded by its governing legislation from owning more than 30% of the shares of any company including the Corporation or (b) where not so precluded, is generally so precluded and in such event does not own more than 30% of the shares of the Corporation; (2) holds its Voting Shares for investment purposes; and (3) is not acting jointly or in concert with any other Person. For greater certainty, and without limitation to the generality of Clause 5.14, if for any reason the existence of this paragraph (x) of this definition is judicially determined to affect the validity or enforceability of this Agreement, it is the expressed desire of the parties to this Agreement that this paragraph (x) of this definition be severed from the balance of this Agreement and that in such circumstances the provisions of Subsection 5.1(e) shall apply mutatis mutandis and the reference therein to the 10 days shall be read to be 45 days or such later date as the Board of Directors may determine;

e.	“Board of Directors” means the board of directors of the Corporation or any duly constituted and empowered committee thereof;

f.

“Business Corporations Act” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B-16, as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

g.	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

h.

“Canadian Dollar Equivalent” of any amount which is expressed in the currency of any other country means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the Exchange Rate on such date;

i.

“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the Vancouver office of the principal transfer agent for the Common Shares (or, after the Separation Time, the Calgary office of the Rights Agent) is closed to the public;

j.

“Common Shares” means the common shares without par value in the capital of the Corporation and any other shares in the capital of the Corporation into which such shares may be subdivided, consolidated, reclassified or changed; provided, however, that “common shares”, when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person; if such other Person is a Subsidiary of another Person, “such other Person” as used herein shall mean the Person or Persons which ultimately control such first-mentioned Person;

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k.

“Competing Permitted Bid” means a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in subparagraph 1.1(ah)(ii)(1)(a) may provide that the Voting Shares may be taken up or paid for on a date which is not earlier than the later of 35 days after the date of the Take-over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is then in existence for the Voting Shares;

l.	“controlled”: a corporation shall be deemed to be “controlled” by another Person or Persons if:

i.

securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

ii.	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

iii.	and “control”, “controls” and “controlling” shall be interpreted accordingly;

m.	“Co-Rights Agents” has the meaning ascribed thereto in subsection 4.1(a);

n.

“Disqualification Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 176 or 177 of the Securities Act (Alberta), Section 111 or 112 of the Securities Act (B.C.), Sections 101 or 102 of the Securities Act (Ontario) or Section 13(d) under the 1934 Exchange Act) that any Person has made or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

o.	“Dividend Reinvestment Acquisition” means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

p.

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

i.	dividends paid in respect of shares of any class of the Corporation;

ii.	proceeds of redemption of shares of the Corporation;

iii.	interest paid on evidences of indebtedness of the Corporation; or

iv.	optional cash payments;

v.	be applied to the purchase from the Corporation of Common Shares;

q.	“Election to Exercise” has the meaning ascribed thereto in subsection 2.2(d);

r.	“Exchange Rate” means, on any date:

i.	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of another currency into Canadian dollars, such rate, and

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ii.

in any other case, the rate for such date for the conversion of that other currency into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

s.

“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsection 5.1(d) or 5.1(e) or which was made on or prior to the date of this Agreement;

t.

“Exercise Price” means the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be an amount equal to one half of the Market Price of the Common Shares at the time the Right is exercised;

u.	“Expansion Factor” has the meaning ascribed thereto in subsection 2.3(a);

v.	“Expiration Time” means the earlier of:

	i.	the Termination Time; or

ii.

the close of the first annual meeting of shareholders of the Corporation following the second anniversary of the date hereof and every second annual meeting thereafter, subject to renewal of this Agreement in accordance with subsection 5.15(b) hereof ;

w.	“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person;

x.	“holder” has the meaning ascribed thereto in Section 2.8;

y.	“Independent Shareholders” means holders of Voting Shares other than:

	i.	any Acquiring Person;

	ii.	any Offeror;

	iii.	any Associate or Affiliate of any Acquiring Person or Offeror;

	iv.	any Person acting jointly or in concert with any Acquiring Person, any Offeror or any Associate or Affiliate of any Acquiring Person or Offeror; and

v.

any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation but excluding in any event a plan or trust in respect of which the employee directs the manner in which Voting Shares are to be voted and directs whether the Voting Shares are to be tendered to a Take-over Bid;

z.

“Market Price ” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event analogous to any of the events described in Section 2.3 shall have caused the closing price in respect of

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any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.  The closing price per share of any securities on any date shall be:

i.

the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading; or

ii.

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal securities exchange (as determined by the Board of Directors) located outside of Canada on which such securities are listed or admitted to trading; or

iii.

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a securities exchange located outside of Canada, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by any reporting system then in use (as determined by the Board of Directors); or

iv.

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a securities exchange located outside of Canada or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

v.

provided, however, that if for any reason none of such prices is available on any such date, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized Canadian investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the twenty (20) consecutive Trading Day period in any other currency, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof on the relevant Trading Day.

vi.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to

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the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-over Bid or to the improper manipulation;

aa.

“1933 Securities Act” means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

ab.

“1934 Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

ac.	“Nominee” has the meaning ascribed thereto in subsection 2.2(c);

ad.	“Offer to Acquire” shall include:

	i.	an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

	ii.	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

ae.	“Offeror” means a Person who has announced an intention to make or who has made a Take-over Bid;

af.	“Offeror’s Securities” means the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire;

ag.	“ordinary course dividends” means cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends, in the aggregate, do not exceed the greatest of:

	i.	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

	ii.	300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

	iii.	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

ah.	“Permitted Bid” means a Take-over Bid made by an Offeror by way of a Take-over Bid circular which also complies with the following additional provisions:

	i.	the Take-over Bid is made for all of the Voting Shares (other than those Voting Shares owned by the Offeror) by sending a Take-over Bid circular to all holders

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of record of Voting Shares wherever resident as registered on the books of the Corporation, other than the Offeror;

	ii.	the Take-over Bid contains, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified provision that:

		(1)	no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

			a.	prior to the close of business on the 45th day following the date of the Take-over Bid; and

			b.	if less than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the Take-over Bid and not withdrawn;

(2)

unless the Take-over Bid is withdrawn in accordance with applicable law, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period described in subparagraph (ii)(1)(a) of this definition and that any Voting Shares deposited pursuant to the Take over Bid may be withdrawn until taken up and paid for; and

(3)

if more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to a Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

ai.	“Permitted Bid Acquisition” means an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

aj.

“Person” shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization, syndicate or other entity;

ak.

“Pro Rata Acquisition” means an acquisition by a Person of Beneficial Ownership of Voting Shares as a result of: a Dividend Reinvestment Acquisition; a stock dividend, a stock split or other event pursuant to which a Person becomes Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; the acquisition or exercise by such Person of rights to purchase Voting Shares distributed to such Person in the course of a distribution to all holders of Voting Shares pursuant to a bona fide rights offering or pursuant to a prospectus; or a distribution to the public of Voting Shares or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or a distribution by way of a private placement; provided that the Person

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does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

al.	“Record Time” means 5:00 p.m. (Vancouver time) on the date set forth in the certificate of arrangement which may be issued by the Director duly appointed under the Business Corporations Act under the provisions of the Business Corporations Act giving effect to the arrangement to be considered at the Special Meeting;

am.	“Redemption Price” has the meaning ascribed thereto in subsection 5.1(a);

an.	“Right” means a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement;

ao.	“Rights Certificate” has the meaning ascribed thereto in subsection 2.2(c) and shall be in substantially the form of Exhibit A to this Agreement;

ap.	“Rights Register” has the meaning ascribed thereto in subsection 2.6(a);

aq.	“Securities Act (Alberta)”shall mean the Securities Act, R.S.A., c. S-4, as amended, and the regulations and rules thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations or rules thereto;

ar.	“Securities Act (B.C.)” shall mean the Securities Act, S.B.C.. 1985, c. 83, as amended, and the regulations and rules thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations or rules thereto;

as.	“Securities Act (Ontario)” shall mean the Securities Act, R.S.O. 1990, c. S-5, as amended, and the regulations and rules thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations or rules thereto;

at.	“Separation Time” means the close of business on the tenth Trading Day after the earlier of:

i.	the Stock Acquisition Date; and

ii.	the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid);

or such earlier or later time as may be determined by the Board of Directors, provided that:

(1)	if any Take-over Bid referred to in paragraph (ii) of this definition expires, or is canceled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

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(2)	if the Board of Directors determines pursuant to subsection 5.1(d) or (e) to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

au.	“Special Meeting” means a special meeting of the holders of common shares of Highwood Resources Ltd. or of Voting Shares called, as the case may be, for the purpose of:

i.	ratifying the distribution and the continued existence of the Rights in accordance with subsection 5.4(f); or

ii.	approving an amendment, variation or rescission of any of the provisions of this Agreement pursuant to subsections 5.4(b), 5.4(c) or 5.4(e);

av.	“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 141 of the Securities Act (Alberta), Section 111 of the Securities Act (B.C.) or Section 13(d) of \ the 1934 Exchange Act) by or on behalf of the Corporation or an Acquiring Person indicating that a Person has become an Acquiring Person;

aw.	“Subsidiary” a corporation shall be deemed to be a Subsidiary of another corporation if:

i.	it is controlled by:

(1)	that other; or

(2)	that other and one or more corporations each of which is controlled by that other; or

(3)	two or more corporations each of which is controlled by that other; or

ii.	it is a Subsidiary of a corporation that is that other’s Subsidiary;

ax.	“Take-over Bid” means an Offer to Acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Voting Shares that may be acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror’s Securities would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

ay.	“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 3.2 or 5.1;

az.	“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange or failing that, the securities exchange located outside of Canada on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or securities exchange located outside of Canada, a Business Day;

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ba.	“Voting Shares” means the Common Shares and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors; and

bb.
“Voting Share Reduction” means an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares Beneficially Owned by such Person to 15% or more of the outstanding Voting Shares.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	References to Agreement

References to “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, Section, subsection, paragraph, subparagraph or other provision hereof and include any and every instrument supplemental or ancillary hereto. Unless the context otherwise requires, references in this Agreement to an Article, Section, subsection, paragraph, subparagraph or Exhibit by number, letter or otherwise refer to the Article, Section, subsection, paragraph, subparagraph or Exhibit, respectively, bearing that designation in this Agreement

1.5	Grandfathered Person

For the purposes of determining whether a Person is an Acquiring Person and interpreting the definition of “Acquiring Person”, a Person shall not be and shall not be deemed to be an Acquiring Person if such Person (a “Grandfathered Person”):

a.	is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, or

b.
becomes the Beneficial Owner of more than 20% of the outstanding Voting Shares after the Record Time and such Person’s Beneficial Ownership of Voting Shares does not exceed the number of Voting Shares Beneficially Owned by such Person immediately prior to the Record Time by more than 1% of the issued and outstanding Voting Shares as at the Record Time;

provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall after the Record Time become the Beneficial Owner of additional Voting Shares constituting 5% or more of the outstanding Voting Shares otherwise than pursuant to one or more Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions,

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provided further, however, that such Grandfathered Person shall not become an Acquiring Person as a result of one or more Voting Share Reductions; and provided further that, if this exception shall cease to be applicable to a Grandfathered Person as aforesaid, such a Grandfathered Person shall be and shall be deemed to be an Acquiring Person as at and from the time that this exception shall not be so applicable.

1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement:

a.
in determining the percentage of outstanding Voting Shares Beneficially Owned by any Person, all unissued Voting Shares as to which such Person is deemed the Beneficial Owner shall be deemed to be outstanding; and

b.	the percentage of outstanding Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

100	×	AB

where

A.	=	the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially
Owned by such Person; and

B.	=	the number of votes for the election of all directors generally outstanding Voting Shares.

1.7	Acting Jointly or in Concert

For the purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be deemed to be acting jointly or in concert with such other Person for purposes of section 159 of the Securities Act (Alberta), section 96 of the Securities Act (B.C.) or section 91 of the Securities Act (Ontario), as such Sections exist on the date of this Agreement. Notwithstanding the foregoing, and for greater certainty, the phrase, “acting jointly or in concert”, wherever used in this Agreement, shall not include conduct:

a.	unrelated to Voting Shares of the Corporation; or

b.	consisting solely of:

i.	voting or directing the vote of securities of the Corporation pursuant to a revocable proxy given in response to a public proxy solicitation;

ii.	voting or directing the vote of securities of the Corporation in connection with or in order to participate in a public proxy solicitation made or to be made; or

iii.	having an agreement, arrangement or understanding with respect to a shareholder proposal or a matter or matters to come before a meeting of shareholders, including the election of directors.

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1.8	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1	Legend on Common Share Certificates

Certificates representing Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, dated as of the 25th day of October, 2002 (the “Rights Agreement”), between 2016507 Ontario Ltd. (the “Corporation”) and Computershare Trust Company of Canada, as rights agent, as amended from time to time, the terms of which are incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal office of the Corporation. Under certain circumstances as set out in the Rights Agreement, the Rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

a.
Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

b.	Until the Separation Time:

i.	the Rights shall not be exercisable and no Right may be exercised; and

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ii.	each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

c.	From and after the Separation Time and prior to the Expiration Time:

i.	the Rights shall be exercisable; and

ii.	the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail or arrange to be mailed to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(1)
a rights certificate (“Rights Certificate”) representing the number of Rights held by such holder at the Separation Time and having such markers of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(2)	a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in paragraphs (1) and (2) above in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

d.
Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the city of Vancouver the Rights Certificate evidencing such Rights together with:

i.
an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

ii.
payment in cash or by certified cheque, bank draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for

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Common Shares in a name other than that of the holder of the Rights being exercised.

e.
Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 3.1(b) and payment as set forth in subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation if the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

i.
requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions),

ii.	after receipt of such certificate, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder,

iii.	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares,

iv.	when appropriate, after receipt of such cash, deliver the same to or to the order of the registered holder of the Rights Certificate, and

v.	tender to the Corporation all payments received on exercise of the Rights.

f.
If the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

g.	The Corporation covenants and agrees that it will:

i.
take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

ii.
take all such action as may be necessary and within its power to comply with any applicable requirements of the Business Corporations Act, the Securities Act (Alberta), the Securities Act (B.C.), the Securities Act (Ontario) and any other applicable law in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any securities upon exercise of Rights;

iii.
use reasonable efforts to cause all securities issued upon exercise of Rights to be listed on the stock exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

iv.	cause to be reserved and kept available out of its authorized and unissued classes of securities, the number of securities that, as provided in this Agreement, will

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from time to time be sufficient to permit the exercise in full of all outstanding Rights;

v.
pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates form Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised; and

vi.
after the Separation Time not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

a.	If Corporation shall at any time after the Record Time and prior to the Expiration Time:

i.
declare or pay a dividend on its Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program;

ii.	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

iii.	combine or change the outstanding Common Shares into a smaller number of Common Shares; or

vi.	issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares;

except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date such that:

(1)	if the Exercise Price and number of Rights outstanding are to be adjusted;

(a)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment

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divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(b)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it; and

(2)
if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.

If after the Record Time and prior to the Expiration Time the Corporation shall issue any securities other than Common Shares in a transaction of a type described in paragraphs 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

b.
If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be adjusted to that price determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

i.
the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares to be so offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

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ii.
the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

If such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that, in the case of any Dividend Reinvestment Plan, the right to purchase Common Shares is at a price per share of not less than 90 percent of the current market price per share (determined as provided in such plans) of the Common Shares.

c.
If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation in which the Corporation is the continuing corporation) of evidences of indebtedness, cash (other than an ordinary course dividend or a dividend referred to in paragraph 2.3(a)(i)), assets, rights or warrants (excluding those referred to in subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

i.
the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

ii.	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

d.	Each adjustment made pursuant to this Section 2.3 shall be made as of:

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i.	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection (a) above; and

ii.
the record date for the applicable distribution, in the case of an adjustment made pursuant to subsection (b) or (c) above, subject to readjustment to reverse the same if such distribution shall not be made.

e.
Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest hundredth of a share. Notwithstanding the first sentence of this subsection 2.3(e), any adjustment required by this Section 2.3 shall be made no later than the earlier of: (i) three years from the date of the transaction which mandates such adjustments; and (ii) the Termination Date. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

i.	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment,

ii.	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

f.
If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in paragraph (a)(i) or (a)(iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections (a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections (a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by subsections (a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

g.
Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right, all subject to further adjustment as provided herein.

h.
Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates issued before and after such adjustment or change may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

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i.
In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

j.
Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that the Board of Directors shall in good faith determine to be advisable in order that any (i) consolidation or subdivision of the Common Shares, (ii) issuance wholly or in part for cash of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares, (iii) stock dividends or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares shall not be taxable to such shareholders.

k.
The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.1 or Section 5.3, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

l.
If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to, any adjustment required pursuant to Section 3.1.

m.
If the Corporation shall at any time after the Record Time and prior to the earlier of the Separation Time and the Expiration Time issue any Common Shares other than in a transaction referred to in subsection 2.3(a) each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share.

2.4	Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed, to have become the holder of record of the Common Shares or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Common Shares or other securities, property or assets on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

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2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

a.
The Rights Certificates shall be executed on behalf of the Corporation by any two of its officers or directors. The signature of any of these officers or directors on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers or directors of the Corporation shall bind the Corporation notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

b.
Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign and send such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

c.	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

a.
After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

b.
After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsections 2.6(d) and 3.1(b), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

c.
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

d.
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

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2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

a.
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

b.	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

i.	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

ii.	such security or indemnity as may be reasonably required by them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

c.
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

d.
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.8	Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly canceled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly canceled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates canceled as provided in this Section 2.9, except as

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expressly permitted by this Agreement. The Rights Agent shall destroy all canceled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

a.	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

b.	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

c.	that after the Separation Time, the Rights Certificate will be transferable only upon registration of the transfer on the Rights Register as provided herein;

d.
that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

e.	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of a Right except as provided herein;

f.
that, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

g.
that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any

S6 - 30

meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

a.
Subject to subsection 3.1(b), Section 3.2 and subsections 5.1(d) and 5.1(e), if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the Stock Acquisition Date an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

b.
Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

i.	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person); or

ii.
a transferee of Rights, direct or indirect, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) who becomes a transferee in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding subsection 3.1(b)(i);

shall become null and void without any further action, and any holder of such Rights (including any transferee of, or other successor to, such Rights, whether directly or indirectly) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any right whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

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c.
Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either paragraph 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or by a Person acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.

provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in either paragraph 3.1(b)(i) or (ii).

d.
In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this Section 3.1, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of the Rights, failing which the Board of Directors shall consider the exercise of the options set forth in Section 3.2.

e.
From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act, the Securities Act (Alberta), the Securities Act (B.C.), the Securities Act (Ontario), and any other applicable law in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

3.2	Exchange Option

a.
Subject to receipt by the Corporation of any necessary regulatory approvals, if the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement the Board of Directors may, at its option and without seeking the approval of holders of Common Shares or Rights, at any time after a Flip-in Event has occurred, authorize the Corporation to issue or deliver in respect of each Right which is not void pursuant to subsection 3.1(b), either:

i.	in return for the Exercise Price and the Right, debt, equity or other securities or property or assets (or a combination thereof) having a value equal to twice the Exercise Price; or

ii.
in return for the Right, subject to any amounts that may be required to be paid under applicable law, cash, debt, equity or other securities or property or assets (or a combination thereof) having a value equal to the Exercise Price;

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in full and final settlement of all rights, title and interest in and to the Rights; provided that the value of any debt, equity or other securities or properties or assets shall be determined by a nationally or internationally recognized Canadian firm of investment dealers or investment bankers selected by the Board of Directors. To the extent that the Board of Directors determines in good faith that some action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period of up to ninety days following the date of the occurrence of the relevant Flip-in Event in order to decide the appropriate form of distribution to be made and to determine the value thereof. In the event of any such suspension, the Corporation shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

b.
If the Board of Directors authorizes the exchange of debt, equity or other securities or property or assets (or a combination thereof) pursuant to subsection 3.2(a), without any further action or notice the only right thereafter of a holder of Rights shall be to receive upon due exercise of the Rights such debt, equity or other securities or property or assets (or a combination thereof) in accordance with the determination of the Board of Directors. Within 10 Business Days after the Board of Directors has authorized the exchange of such debt, equity or other securities or property or assets (or a combination thereof) pursuant to subsection 3.2(a), the Corporation shall give notice of such exchange to the holders of Rights in accordance with Section 5.9. Each such notice will state the method by which the exchange of debt, equity or other securities or property or assets (or a combination thereof) for Rights will be effected.

c.
If there shall not be sufficient securities authorized but unissued to permit the exchange in full of such Rights pursuant to this Section 3.2, the Corporation shall take all such action as may be necessary to authorize additional securities for issuance upon the exchange of Rights.

d.
The Corporation shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities. In lieu of issuing such fractional securities, subject to subsection 5.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole security.

3.3	Fiduciary Duties of the Board of Directors of the Corporation

Nothing contained in this Article 3 shall be considered to affect the obligation of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

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ARTICLE 4
THE RIGHTS AGENT

4.1	General

a.

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and the Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of any expert retained by the Rights Agent. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, costs, claims, actions, damages or expenses, incurred without negligence, bad faith or wilful default on the part of the Rights Agent, for anything done or suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation of the Rights Agent.

b.

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Voting Shares or Common Shares, or any Rights Certificate or certificate for other securities of the corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

c.	The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent.

4.2	Merger or Amalgamation or Change of Name of Rights Agent

a.

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. If at the time any successor Rights Agent succeeds to the agency created by this Agreement, any of the Right Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights

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Certificates so countersigned; and if at that time any of the Right Certificates have not been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates will have the full force provided in the Right Certificates and in this Agreement.

b.

If at any time the name of the Rights Agent is changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and if at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of Right Certificates, by their acceptance thereof, shall be bound:

a.

the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken, suffered or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

b.

whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman, the President or any Vice President, or the Secretary or Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

c.	the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful default;

d.

the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

e.	the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due

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authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b)) or any adjustment required under the provisions of Section 2.3 or be responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

f.

the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

g.

the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, President, a Vice President or the Secretary or any Assistant Secretary of the Corporation, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such individual;

h.

the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become financially interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

i.

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation

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will appoint a successor to the Right Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but upon payment of its outstanding fees and expenses the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and give notice to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1	Redemption and Waiver

a.

The Board of Directors acting in good faith may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

b.

If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

c.

Within 10 days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the Rights in accordance with Section 5.9. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or other than in connection with the purchase of Common Shares prior to the Separation Time.

d.	The Board of Directors may prior to the occurrence of a Flip-in Event determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to any particular Flip-in Event.

e.

The Board of Directors may waive the application of Section 3.1 in respect to the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring

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Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to subsection 5.1(e) must be on the condition that such Person, within ten days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

f.

If a Person makes a Permitted Bid or a Competing Permitted Bid pursuant to which more than 50 per cent of the then outstanding Voting Shares (other than those Voting Shares Beneficially Owned by the Persons making the Permitted Bid or the Competing Permitted Bid, at the date of the Permitted Bid or the Competing Permitted Bid) are taken up and paid for by such Person, then the Board of Directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the expiry date of the Permitted Bid or Competing Permitted Bid, as the case may be.

g.

Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

h.

Upon the Rights being redeemed pursuant to subsection 5.1(g), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.

5.2	Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsections 4.1(a) and (b).

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

a.

Without the approval of any holders of Voting Shares or Rights, the Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation or regulations thereunder. The Corporation may, prior to the date of the shareholders’ meeting referred to in Section 5.4(f), supplement or amend this

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Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

b.

Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at the Special Meeting.

c.

The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Stock Acquisition Date amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

d.

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the Business Corporations Act with respect to meetings of shareholders of the Corporation.

e.

Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

i	if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

ii

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective and, where such amendment is confirmed, it continues in effect in the form

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so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

f.

In conjunction with the Special Meeting of holders (the “Highwood Shareholders”) of common shares of Highwood Resources Ltd. to be held on or about November 26, 2002, the, the Highwood Shareholders shall be asked to consider the continued existence of the Rights and, if thought appropriate, to ratify the distribution and the continued existence of the Rights. Unless a majority of the votes cast on such resolution are voted in favour of the continued existence of the Rights, then the Board of Directors shall immediately upon the confirmation by the Chairman of such shareholders’ meeting of the result of the vote on such resolution, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.5	Fractional Rights and Fractional Shares

a.

The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the Market Price of a whole Right determined on the date on which such fractional Right would otherwise be issuable.

b.

The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. Fractions of Common Shares may, at the election of the Corporation, be evidenced by scrip certificates or in lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder ’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any person subject to, this Agreement.

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5.7	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and, without limitation, all necessary approvals of the TSX Venture Exchange, shall be obtained to the issuance of Common Shares upon the exercise of Rights under subsection 2.2(d).

Notwithstanding any provision of this Agreement to the contrary, any amendment to this Agreement will be subject to the prior written consent of the TSX Venture Exchange.

5.8	Unlawful Distributions

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the trustee or to the trustee and the Corporation, as the Corporation may determine, absolute investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. Notwithstanding the foregoing, to the extent that the issuance or delivery of the Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any such jurisdiction in which such issue or delivery would be so unlawful, such Rights or securities shall be issued and delivered to such Persons to the extent the same may be so issued and delivered in reliance upon applicable exemptions from registration requirements in such jurisdictions.

5.9	Notices

Any notice or demand authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

2016507 Ontario Ltd.
c/o Borden Ladner Gervais LLP
1000 Canterra Tower
400 Third Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: President

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the interruption of regular mail service, in which case such notice shall be delivered.

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or

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sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

Computershare Trust Company Of Canada
510 Burrard Street
Vancouver, B.C.
V6C 3B9

Attention: Equity Services

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the interruption of regular mail service, in which case such notice shall be delivered.

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. In the event of any interruption of mail service, such notice required or permitted to be given hereunder will be deemed to be sufficiently given by advertisement of such notice in daily newspapers published in each of the cities of Calgary and Toronto.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

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5.14	Severability

If any Section, subsection, paragraph, subparagraph or other provision hereof or the application hereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, subsection, paragraph, subparagraph or other provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, subsections, paragraphs, subparagraphs and other provisions hereof or rights hereunder in such jurisdiction or the application of such Section, subsection, paragraph, subparagraph or other provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Date and Renewal

a.

This Agreement is effective and in full force and effect in accordance with its terms from the date hereof. If this Agreement is not approved, ratified and confirmed by resolution passed by a majority of votes cast by Independent Shareholders who vote in person or by proxy in respect of the ratification, approval and confirmation of this Agreement at a meeting to be held no later than June 30, 2003 then this Agreement and all outstanding Rights shall be of no further force and effect from the earlier of; (a) the date of such meeting; and (b) June 30, 2003.

b.

This Agreement may be renewed for such further term and, subject to necessary regulatory approvals, with such amendments as may be approved by the Board of Directors and submitted to the shareholders of the Corporation for ratification and approval at the first annual meeting of shareholders of the Corporation following the second anniversary of the date hereof.

5.16	Determinations and Actions by the Board of Directors

The Board of Directors shall have the power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted hereunder to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to interpret the provisions of this Agreement and to make all calculations and determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend this Agreement in accordance with the terms hereof). All such actions, calculations and determinations (including, for purposes of paragraph ii. below, all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall: (i) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights and all other parties, provided that no amendment to this Agreement shall be binding on the Rights Agent unless the Rights Agent shall have agreed in writing to such amendment; and (ii) not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.17	Time of the Essence

Time shall be of the essence in this Agreement.

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5.18	Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.19	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou que en découlent soient redigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

5.20	Declaration as to Non-Canadian Holders

If, in the opinion of the Board of Directors (which may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

2016507 ONTARIO LTD.

Per:	“David Trueman”

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	“signed”

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EXHIBIT A
[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.

Rights Certificate

This certifies that _______________________________ , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of the 25th day of October, 2002 (the “Rights Agreement”) between 2016507 Ontario Ltd., a corporation incorporated under the Ontario Business Corporations Act (the “Corporation”) and Computershare Trust Company of Canada, a trust company, as rights agent (the “Rights Agent”) (which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in either of the cities of Calgary or Vancouver. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price is equal to one half of the Market Price of the Common Shares at the time the Rights are exercised.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive securities of an entity other than the Corporation, assets, debt, equity or other securities or property or assets of the Corporation, or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement.

The Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part thereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Corporation and are available upon written request.

The Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and the date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised. No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made as provided in the Rights Agreement.

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Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

The Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

DATE:	2016507 ONTARIO LTD.

Per:

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Authorized Signature

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FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates)

FOR VALUE RECEIVED	hereby sells, assigns and transfers unto

(please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint              attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date:
Signature

Signature Guarantee:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever).

Signature must be guaranteed by a member firm of a stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

Signature

(please print name of Signator)

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FORM OF ELECTION TO EXERCISE

TO:

The undersigned hereby irrevocably elects to exercise ______________________ whole Rights represented by the Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

Address

Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Address

Social Insurance, Social Security or Other Taxpayer Identification Number

Dated:
Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States.

S6 - 48

(To be completed by exercisor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

Signature

(please print name of Signator)

NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

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Schedule 7

VALUATION REPORT OF NORTHERN SECURITIES INC.

S7 - 1

Financial Statements of

HIGHWOOD RESOURCES LTD.

December 31, 2001 and 2000

150 YORK STREET SUITE 1814 TORONTO, ONTARIO M5H 3S5 TEL: 416-644-8100 FAX: 416-644-0270 TOLL FREE: 1-888-675-7602 WWW.NORTHERNSI.COM WWW.ENORTHERN.COM

October 25, 2002

The Independent Committee of the Board of Directors
Highwood Resources Ltd.
Suite 715
734 — 7th Avenue SW
Calgary, Alberta
T2P 3P8

Dear Sirs:

1.	PROPOSED TRANSACTION

Northern Securities Inc. (“Northern”) understands that Highwood Resources Ltd. (“Highwood” or the “Company”) has entered into a plan of arrangement (the “Arrangement”) with Dynatec Corporation (“Dynatec”) as defined in the arrangement agreement (“Arrangement Agreement”) dated October 25, 2002. Upon completion thereof, all the shares of Highwood, other than those owned by Dynatec, (the “Public Shareholders”), will have been exchanged for all of the shares of a new company (“ThorNewco”) and Dynatec will become sole shareholder of a company (“Amalco”), resulting from the amalgamation (“Amalgamation”) of Highwood and a wholly-owned subsidiary of Dynatec. Public Shareholders have also been offered an option to receive partial compensation for their Highwood shares in cash up to a pre-set maximum amount. Northern is aware that Dynatec beneficially owns, directly or indirectly, or exercises control or direction over, 17,663,354 shares of Highwood, representing approximately 42.51% of the outstanding shares. Accordingly, Northern understands that the Arrangement is being treated as a “going private transaction”, as defined by Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Commission des valeurs mobilieres du Quebec (collectively, the “Policies”).

Northern also understands that a committee of independent members of the Board of Directors of Highwood (the “Independent Committee”) has been formed for the purpose of considering, reviewing and reporting to the Board of Directors of Highwood on, among other things, the terms of the Arrangement. As part of its review, the Independent Committee retained Northern to prepare and deliver to the Independent Committee a formal valuation (the “Valuation”) of Highwood and the ThorNewco shares (collectively the “Shares”) in accordance with the requirements of the Policies.

2.           ENGAGEMENT OF NORTHERN

Northern was first contacted by Highwood on March 6, 2002 and asked to present a proposal to act as valuator for the Independent Committee. Northern was verbally engaged on March 12, 2002 by the Independent Committee to prepare and deliver a valuation (the “First Valuation”) to the Independent Committee. Northern and Highwood executed a formal engagement agreement on March 13, 2002 (the “First Agreement”). Under the terms of the First Agreement, Highwood agreed to pay Northern a fee of $65,000 for providing the First Valuation.

Subsequently, Northern was contacted by Highwood’s legal counsel on August 19, 2002 and was asked to act again as valuator for the Independent Committee. Northern and Highwood executed a formal engagement agreement on August 23, 2002 (the “Second Agreement”). Under the terms of the Second Agreement, Highwood agreed to pay Northern a fee of $50,000 for providing a Valuation. In addition, Northern will be reimbursed for reasonable out-of-pocket costs incurred in connection with the performance of its services including legal fees of its counsel. Highwood has agreed to indemnify Northern in respect of certain liabilities, which may be incurred by Northern in connection with its engagement. The fees payable to Northern are not contingent in whole or in part on the success of the proposed Arrangement and such First Valuation was delivered to the Independent Committee on April 25, 2002.

3.           CREDENTIALS OF NORTHERN

Northern is a Toronto-based investment banking firm, focusing primarily on natural resources and technology-based small-cap companies. Northern’s business includes corporate finance, mergers and acquisitions, retail sales, institutional sales and trading and investment research. Northern is a member of the Investment Dealers Association of Canada, a participating organization of the Toronto Stock Exchange and a member of the TSX Venture Exchange. Northern is registered as an investment dealer in each province in Canada.

The principals at Northern have been involved in merger and acquisition transactions with values exceeding $15 billion and have many years of investment banking experience in the mining industry including providing financial advisory services such as valuations and fairness opinions.

4.           INDEPENDENCE OF NORTHERN

Northern is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of either Highwood or Dynatec. Northern does not have any economic interest nor is not involved in any transaction involving Highwood or Dynatec.

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Northern acts as an investment dealer in financial markets and, as such, has from time to time executed, and may in the future execute, transactions on behalf of its clients (which may include Highwood and Dynatec and their respective affiliated entities or related persons) in such financial markets for which it has received or will receive compensation in the ordinary course of its business. As an investment dealer, Northern conducts research on securities and may, in the ordinary course of its business, be expected to provide research reports and financial and investment advice to its clients on investment matters.

Northern does not now have any material financial interest in any future business involving Highwood and Dynatec or their respective insiders, associates or affiliates, and there are no agreements, commitments or understandings between Highwood, Dynatec and Northern with respect to any future business dealings.

5.	PRIOR VALUATIONS

In accordance with Section 6.8 of Ontario Securities Commission Rule 61-501, Northern has prepared, within the last 24 months, a prior valuation dated April 25, 2002 as requested by the Company, which was presented to the Independent Committee of Highwood. A copy of the prior valuation will be sent to any security holder upon request and without charge.

6.	SCOPE OF REVIEW

In preparing the Valuation, Northern has, among other things, reviewed and where considered appropriate, relied upon certain financial, market, operational and geological information in respect of Highwood. The following sets forth the principal documents reviewed and actions carried out by Northern in connection with its engagement:

(i)	the annual reports, together with the audited financial statements for the fiscal years ended December 31, 1998, 1999, 2000, and 2001;

(ii)	the unaudited financial statements and interim reports for the three month periods ended March 31, June 30 and September 30, 2001, March 31 and June 30, 2002;

(iii)	the rights offering prospectus for the distribution of 21,855,458 rights exercisable into up to 18,002,848 common shares, dated December 10, 2001;

(iv)	the Annual Reports on Form 20-F under the United States Securities Exchange Act of Highwood for the years ended December 31, 2000 and 2001;

(v)	the Management Information Circulars dated May 1, 2001 and May 17, 2002;

(vi)	press releases of Highwood issued from June 8, 2001 to August 30, 2002;

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(vii)	detailed consolidated financial statements by division and product line for the years ended December 31, 2000 and 2001;
(viii)	the Business Plan Year 2002 report prepared by management of Highwood;
(ix)	the Technical Report entitled “Technical Review of Canada Talc Division Operations”, dated October 25, 2001, prepared by G.R. MacFarlane and Associates;
(x)	the Technical Report entitled “Independent Technical Review of the Material Properties of Highwood Resources Ltd. (except Canada Talc)”, dated October 25, 2001, prepared by James F. Allan, P.Eng. and J.F. Allan Mineral Consultants Ltd.;
(xi)	Thor Lake Progress Report, dated August 2001, prepared by Jim Proudfoot;
(xii)	Option Agreement between Highwood and Dynatec, dated October 2, 2001;
(xiii)	Option Agreement between Highwood and Dynatec dated September 23, 2002;
(xiv)	Forbearance Agreement between Highwood, Dynatec, Rare Metal Alloys Inc. and Highwood’s principal lender, dated October 3, 2001;
(xv)	First Supplemental Agreement to the Forbearance Agreement between Highwood, Dynatec, Rare Metal Alloys Inc. and Highwood’s principal lender, dated March 28, 2002;
(xvi)	Second Supplemental Agreement to the Forbearance Agreement between Highwood, Dynatec, Rare Metal Alloys Inc. and Highwood’s principal lender, dated September 27th, 2002;
(xvii)	Arrangement Agreement between Dynatec, 2016964 Ontario Limited, Highwood, and 2016507 dated October 25, 2002;
(xviii)	Indemnity Agreement between Highwood and Dynatec, dated effective November 21, 2001;
(xix)	Standby Purchase Agreement between Highwood and Dynatec, dated effective November 21, 2001;
(xx)	Letter of Intent between Highwood and Navigator Exploration Corp. (“Navigator”), dated May 25, 2001;

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(xxi)	Working Rights and Option Agreement between Highwood and Navigator, dated December 18, 2001;

(xxii)	discussion with senior officers and management of Highwood and certain of it subsidiaries;

(xxiii)	certain non-public information regarding Highwood and certain of its subsidiaries provided by management;

(xxiv)	the Valuation Report titled “Valuation of the Exploration Properties of Trader Resource Corp. for the Independent Directors of Trader Resource Corp.”, Prepared by Roscoe Postle Associates Inc., December 22, 1994;

(xxv)	certain other publicly available information regarding Highwood including current and historical stock trading information; and

(xxvi)	Northern did not conduct site visits in preparation of this Valuation.

This Valuation has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this valuation.

7.           GENERAL ASSUMPTIONS AND LIMITATIONS

With the approval of the Independent Committee, in preparing the Valuation, Northern has relied upon, and has assumed the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by Highwood or otherwise pursuant to Northern’s engagement in connection with the Arrangement, and the Valuation is conditional upon such completeness, accuracy and fair presentation. Senior officers of Highwood have represented to Northern, in certificates dated as of the date hereof, among other things, that the information, data, opinions, representations and documentation relating to Highwood provided to Northern by or on behalf of Highwood, as the case may be, in connection with Northern’s engagement is or, in the case of historical information, data, opinions, representations and documentation, was at the date of preparation, true and accurate in all material respects and does not nor did not, as the case may be, contain any misrepresentation as defined under the Securities Act (Ontario).

In preparing the Valuation, Northern conducted such analyses, investigations, research and testing of assumptions as were considered by it to be appropriate under the circumstances of its engagement. Northern was granted access to management of Highwood and was not, to its knowledge, denied any type of requested information, which might be material to the Valuation.

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Northern believes that its analyses must be considered as a whole and selecting portions of its analyses and of the factors considered by it without considering all factors and analyses together could create a misleading view of the process underlying the Valuation. The preparation of a valuation involves various determinations as to the most appropriate and relevant assumptions and methods of financial analyses to be used and the application of these methods to particular circumstances and, therefore, such a valuation is not readily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on a particular factor or analysis.

The Valuation is given as of August 30, 2002 and Northern disclaims any undertaking or obligation to advise any person of any change in any fact or matter impacting on the Valuation which may come or be brought to its attention after the date thereof. Northern reserves the right to change, modify or withdraw the Valuation in the event that there is any change in any fact or matter impacting on our Valuation after the date hereof. However, Northern is under no obligation to update the Valuation. The Valuation has been prepared for the use of the Independent Committee and for inclusion in the Information Circular and may not be used by any other party or relied upon by any other party without the express written consent of Northern. Senior management of Highwood has represented to Northern that there were no material changes in the business affairs or financial condition of Highwood between the Valuation Date and the date of this report that have not been reflected in the Valuation.

All figures are presented in Canadian dollars unless otherwise stated.

8.           HIGHWOOD

Business of the Company

The Company is engaged principally in the mining, processing and marketing of industrial minerals. The Company has mining and processing facilities in North America and China and markets barite, talc, dolomite, silica, gypsum, zeolite and other products worldwide through a network of independent distributors.

The following is a brief description of the operating businesses and exploration properties of the Company. A description of all inactive businesses and properties can be found in Appendix A of the Report, as more fully described in the Rights Offering Prospectus dated December 10, 2001.

Operating Assets

Lethbridge Processing Plant

The Lethbridge mill is located in the City of Lethbridge, 230 km southeast of Calgary, in southern Alberta. The facility produces gypsum, zeolite and barite mud products. Some uses of these products include binder for pellet food, additives for fertilizers, and drilling

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mud. The processing facility was built in 1941 and has been in continuous operation since that time. The Company wholly owns the property where the facility is located.

With the closure of operations at the Company’s Limeco facility, processing of gypsum and zeolite was transferred to the Lethbridge mill to utilize capacity created by the Parson mine shutdown. Approximately 3,400 tonnes of powered zeolite and 5,600 tonnes of powered gypsum are sold annually.

Gypsum is currently purchased from a major gypsum producer under a supply contract. Gypsum ore is trucked from mines in southeastern British Columbia and stockpiled at the plant site. The gypsum product is then shipped either in loose bulk or palletized paper or bulk bags.

Zeolite exploration and mining takes place at the Ranchlands property in Kamloops, British Columbia, and consists of one mineral lease and one staked mining claim. Exploration work consisting of geologic mapping and a program of percussion and reverse circulation drilling was completed in 1993.

Mining from the Ranchlands quarry is periodically undertaken via typical drilling and blasting methods. However, no mining activity has taken place 1996, although limited material was removed from the already mined stockpile during 2000 and 2001. This work is contracted to a local operator and conducted under direct corporate supervision. Reserves are vast and are expected to exceed 30 years at current production levels.

With the exhaustion of the internal barite supply due to the closure of the Parson mine in 1999, unprocessed barite for the manufacture of a drilling mud grade product is purchased then transported from Nevada by rail to the Lethbridge mill and processed into saleable form. Approximately 20,000 to 30,000 tonnes of drilling mud additive is processed each year.

Filler grade barite are no longer processed at the Lethbridge facility. Production of barite fillers has been relocated to the Canada Talc facility at Marmora, Ontario.

Canada Talc

The Canada Talc division of Highwood is involved in the exploration, mining and processing of talc and dolomite and the processing of barite. Talc is primarily used as filler for coatings, primers and colour sensitive rubber and plastics. Dolomite is used in sealants, putties and adhesives, as well as a marker for athletic fields. Barite is also used in filler applications and makes an excellent corrosion resistant. In addition, because it is a low abrasive material it is applicable in automotive parts where there are high temperatures and friction, such as brakes and clutches.

Canada Talc has two separate operations that mine and process these materials. The Henderson Talc Mine provides the talc and dolomite raw materials and Marmora processes the raw materials into saleable form.

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Henderson Talc Mine

Exploration of talc and dolomite is presently limited to the Henderson Talc Mine (“Henderson”), which is located 1.5 km southeast of Madoc, Ontario. Talc was found on the Henderson property in 1881 with mining commencing shortly after via open pit. It has been in continuous production ever since.

Mining of talc-bearing rock occurs underground via an induced caving gravity method. A critical aspect of mining operations is the ability of the talc zone to cave at the volumes required without the need for blasting. Another critical aspect of the underground mining is water control. An estimated 1,300,000 litres per day are required to be pumped to surface in order to maintain access to the working levels of the mine. The potential for suspended solids in the mine water discharge put compliance with surface discharge requirements at risk, and the long pumping lines and relay system to surface is costly to maintain and operate.

A major development program, commenced in August 1999 and completed in August 2000, provided additional ore access and an underground drill program was undertaken in 2000 to better define the talc mineralization. Results from this work show specific areas of high quality and mixed quality talc within the ore body.

The most up-to-date resource/ reserve estimate for the Henderson Zone was prepared in October 2000. This estimate was prepared by Company personnel, and therefore is not an independent review. Base on these internal estimates, a total of 218,044 tonnes of proven reserves, 162,029 tonnes of probable reserves and 13,062 of inferred reserves are present.

Based on these current production levels the life of the mine extends well past ten years.

Dolomite is supplied from the waste rock from the Henderson Mine during access development for talc mining. Typically, the supply is available from the talc mining activity, but it has also been mined from an open pit on the property. Open pit mining has recommenced. To that end, a limited exploration program was recently conducted to assess and delineate suitable and mineable dolomite resources, with positive results.

Marmora Processing Plant

Since closing the Madoc processing facility on January 2000, all material mined from Henderson has been transferred to the Marmora milling and processing facility, located 15 km west of Madoc, Ontario. The facility includes grinding, classifying and bagging equipment. Modifications and a significant expansion of the processing facilities were initiated in April 1999 and were completed by December 31, 2000. Current plant capacity is in excess of 60,000 tonnes per year, which facilitates the production of barite, talc and dolomite.

Barite is sold as filler primarily based on brightness and grain size specifications. The Company’s joint venture partner, operating in the Peoples Republic of China, currently

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supplies the barite processed at Marmora. To ensure the ability to meet market demand, a minimum of three to four months’ supply of barite is kept in inventory at the Marmora site. Capacity of the barite production varies greatly depending on the product. Micronized products, for example, have a much lower capacity utilization of .2 to .25 tonnes per hour per unit (compared to 5 to 6 tonnes per hour per unit of lower grade products), but offer high margins on sales. Demand for these micronized products is increasing, and therefore investment in plant facilities to capitalize on this demand is expected.

Talc production is currently at 11,000 tonnes per year, but is expected to increase to approximately 13,500 tonnes in 2003. Dolomite production is in the 4,000 to 5,000 tonne per year range and is expected to remain stable.

Moberly Operation

The Company’s silica operations consist of mining and processing at the Moberly Silica Quarry, located in Golden, British Columbia. Uses of silica include feedstock for glass manufacturing, bunker sand and additives in refractory cements and ceramics.

The property consists of one mineral lease granted October 8, 1996, valid for a term of 30 years, and 27 staked claims unit covering a total area of 1675 hectares. Annual assessment work is performed or cash-in-lieu paid to hold the staked mineral claims in good standing. Annual lease rental payments are also made on the property.

The silica ore is mined via open pit methods. Drilling and blasting is principally undertaken during the fall and winter months. The material is then trucked to the nearby Moberly plant site during summer months, so as to take advantage of lower road maintenance costs than would be required under winter conditions and due to road restrictions during wet periods in the spring and fall.

Previous internal work completed by the Company estimates the geological inventory of silica at 10 million tonnes, of which 3.5 million tonnes are amenable to open pit mining with no stripping. Drilling done in 1982 provided more closely spaced data points and assurance of grade and chemical continuity for the area in proximity to the present quarry.

Production at the facility was commenced in 1981 by the Mountain Minerals Silica division and has been in continuous operation since that time. The plant produces approximately 80,000 tonnes of silica per annum, of which, in excess of 90% is sold to one specific customer for the production of container glass. Current resources are therefore sufficient for an additional 100 years.

Processing is relatively simple. Plant feed is crushed, washed, dried and screened into various product types. The various silica products are then stored in stockpiles or in silos according to product type until shipped from the property. The property contains a rail

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siding and load out facility, which is vital to the economic shipment of the large volume of silica product to its largest customer.

Sino-Can Joint Venture

In 1994 the Company contributed US$550,000 for a 55% ownership of Sino-Can Micronized Products, a joint venture with Min-Met Guizhou, located on the outskirts of the City of Guiyang, Peoples Republic of China. The City of Guiyang is approximately 1000 km northwest of Hong Kong. The Sino-Can facility has been in operation since late 1994 and produces high brightness micronized barite products for sale in Asia, South America and Israel. The processing involves grinding, pulverizing and classification similar to the Marmora mill facility in Canada. To cope with the increasing demand for higher end products, Sino-Can has undergone two expansions, and is now capable of producing up to 30,000 tonnes of milled and micronized materials per annum.

Sino-Can recently acquired a nearby plant site for future relocation and expansion of the joint venture. This relocation an expansion is expected to be completed in the next three years.

Exploration and Non-Producing Properties

Thor Lake Rare Metals Property — Beryllium, Tantalum and Niobium

The Thor Lake property consists of approximately 4,250 hectares held through five mining leases, which expire in the years 2006 and 2008. The property is located 100 kilometres southeast of the city of Yellowknife, Northwest Territories and the main area of interest is situated 5 kilometres north of the Hearne Channel of Great Slave Lake.

In 1976, Highwood discovered occurrences on the property of uranium, tantalum and columbium (also known as niobium). Further exploration has led to the discovery of other mineral occurrences of which the most significant is beryllium. Other metals of interest that may have some commercial interest as a by-product of beryllium production are yttrium and rare earth metals.

Beryllium has many desirable properties, including that it is lightweight, has a high melting point, high thermal conductivity, high electrical conductivity, high corrosion resistance and low neutron capture in nuclear applications. With copper, it forms a beryllium-copper alloy that has greater strength and rigidity than copper alone and uses for this alloy represent the largest area of consumption for beryllium. Beryllium is also used in the manufacture of ceramic products and is used in nuclear and defence industries.

Drilling from surface in 1984 and 1985 identified an area of beryllium mineralization referred to as the North T-Zone. A mining engineering consultant, Eugene Lindsey (“Lindsey”), was retained in August 1986 to perform an independent reserve/ resource calculation of all mineralized zones at the Thor Lake property. Lindsey’s report,

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produced in January 1987, states the North T-Zone contains proven reserves of 460,374 tonnes of 1.1% BeO, probably reserves of 90,919 tonnes of 0.82% BeO and a possible mineral reserve inventory of 242,500 tonnes of approximately 0.70 to 0.80% BeO.

It should be noted that Lindsey’s use of terminology is unacceptable under the current standards of NI 43-101. Although the continued utilization of non-standard terminology would be considered unacceptable under the current standards of NI 43-101, the instrument allows for the use of non-standard terminology from historical resource/ reserve estimates as these terms were originally reported. A land use permit valid to October 26, 2002 allows limited work on the property.

The Company would like to proceed with the commercial production of the Thor Lake, North T-Zone beryllium deposit and is currently seeking a joint venture partner to assist with this development. Prior to the commencement of production, environmental permitting, mine planning, updated marketing and financial evaluations are required to be undertaken. An application was prepared and submitted for a water licence which, if approved, would allow the extraction of a 100,000 tonne bulk sample for pilot plant testing directed toward ultimate plant design. This application was withdrawn in 2000. A limited exploration program during the summer of 1998 allowed Highwood to further evaluate the economic potential of the North T Zone, as well as other mineralized areas and fulfil obligations of the Company’s land use permit for the property.

Previous operators, including Placer Development Corporation, conducted exploration for niobium and tantalum contained within the Lake Zone in the period from 1978 to 1988. During 2000, increases in the prices obtained for tantalum concentrates led to a resurgent interest in undeveloped tantalum deposits. At the same time, the Company realized that in order to capitalize on this trend and obtain value from non-producing assets for shareholders, it should consider an option of the Lake Zone and Elk Lake properties to a company which might have the financial capability to further advance the project. Discussions were then held with Navigator on the basic terms for options of these properties.

On May 25, 2001, a letter of intent was signed between the Company and Navigator concerning the exploration, development and production of minerals contained within the Lake Zone, being that portion of the Thor Lake property containing significant tantalum and niobium. This was formalized on December 18th, 2001 with the signing of the Working Rights and Option Agreement. Navigator commenced its exploration activities on the Lake Zone during the summer of 2001. Highwood has received an initial option payment in the amount of $20,000 and the first anniversary payment with respect to the Lake Zone property, which were due upon commencement of exploration and development activities on the property.

The following is a summary of the option payments required by Navigator to Highwood:

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• Initial Option Payment (paid)	$20,000
• First Anniversary of Option Agreement	15,000
• Second Anniversary of Option Agreement	20,000
• Third Anniversary of Option Agreement	25,000
• Fourth Anniversary of Option Agreement	30,000

Total Cash Payment	$110,000

The following is a summary of the Exploration and Development Expenditures required by Navigator:

• Required by First Anniversary of Option Agreement	$100,000
• Required Second Anniversary of Option Agreement	300,000
• Required Third Anniversary of Option Agreement	500,000
• Required Fourth Anniversary of Option Agreement	500,000

Total Cash Payment	$1,400,000

Upon Navigator having earned a 51% interest in certain sections of the property, the intended commercial production and development of the Thor Lake property is to be governed by a joint venture agreement, to be negotiated between the parties. If Highwood declines to participate in the joint venture approved program, then Highwood’s interest in the Thor Lake property will be diluted to potentially a 3% Net Smelter Return (“NSR”) royalty. At any time after Highwood’s interest has been converted to the 3% NSR royalty, Navigator may purchase Highwood’s NSR royalty for $5 million.

Elk Lake Property — Tantalum, Niobium

The Elk Lake property consists of a single mining lease in which the Company and Hemisphere Development Corporation (“Hemisphere”) each hold a 50% ownership interest. The property is located approximately 10 km northeast of the Thor Lake property along the north shore of Great Slave Lake in the Northwest Territories. The property contains tantalum and niobium mineralization hosted by a pegmatite dike.

On May 25, 2001, a letter of intent was signed between the Company and Navigator concerning the exploration, development and production of tantalum and niobium contained on the Elk Lake property. Navigator commenced its exploration activities on the Elk Lake property during the summer of 2001. Highwood received an initial option payment in the amount of $4,000 with respect to the Elk Lake property, which was due upon commencement of exploration and development activities.

The following is a summary of the required option payments required by Navigator to Highwood to keep the option in good standing:

• Initial option payment (paid)	$4,000

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•	First Anniversary of Option Agreement	4,000
•	Second Anniversary of Option Agreement	4,000
•	Third Anniversary of Option Agreement	4,000

	Total Cash Payment	$16,000
Production Royalty payable to Highwood:		2% NSR
Buyout of Production Royalty held by Highwood:		$500,000

In a letter dated October 7, 2002, Navigator forfeited its rights concerning the Elk Lake property.

Mikwam Joint Venture Property, northeastern Ontario

The Corporation, through its wholly owned subsidiary 2782316 Canada Inc., holds a 59.88% interest in the Mikwam property, located 160 km north of Timmins, Ontario. The Corporation’s 40.12% joint venture partners on the project are Newmont Mining Corporation and Freewest Resources Canada Inc., which completed its acquisition of the previous partner Battle Mountain Canada Ltd. on January 11, 2001. As of October 20, 2001, the property consists of 136 staked claims encompassing an area of approximately 2176 hectares. Sufficient assessment work credits have been earned to maintain a core group of claims until approximately February 2004.

The property is situated along the western extension of the Casa Berardi Break, a geologic structure which hosts known gold deposits. Base metal deposits are also known within the rocks units interpreted to be along strike of the property. Due to the widespread and thick overburden, bedrock exposure on the property is virtually absent, thus soil geochemical, geophysical and diamond drilling are the exploration techniques used on the project. Drill results in previous work programs returned up to 5.28 g/t Au over 5.27 metres in the A8 Zone. Additional drilling completed in winter 1997 tested the A8 Zone, as well as other geochemical and geophysical anomalies on the property. In all, 11 diamond drill holes totalling 3670.4m were completed on the property in the winter 1997 drill campaign. Results of the recent drilling show that the ‘3200 Vein’, located within the A8 Zone, contains ore grade gold mineralization, has a steep to moderate westerly plunge, and is open at depth. Mineralization of 2.019g/t Au over a core length of 28.7m, including 5.402g/t Au over 2.1m was intersected in hole MK97-19. Holes testing other areas of the A8 Zone returned anomalous gold values hosted by sericite-ankerite altered rocks, and/or quartz-ankerite-pyrite veins.

During 1996 the Corporation held a 55.8% interest in the property. Be performing the winter 1997 exploration work which incurred expenditures of in excess of C$500,000, the Corporation increased its share of the property to 58.71% as at December 31, 1997.

A program of geochemical sampling was completed over portions of the property in the summer of 1998 in order to fulfil assessment work obligations for the claims which were due to expire in the fall of 1998. The soil geochemical program found several areas of

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anomalous gold or base metal content in soil unrelated to previously known bedrock mineralization. The airborne geophysical program completed in September 1999 acquired more detailed magnetic data over the A8 Zone and vicinity. As at December 31, 1999, and by completing the 1999 exploration work without contribution from Battle Mountain Canada Ltd., which declined to participate, the Corporation increased its share of the property to 59.85%. Minor expenditures in 2000, totalling $953, slightly increased the Corporation’s interest in this property. There were nominal expenditures in 2001 totalling $212, however, no significant expenditures were incurred in 2002 as of August 30, 2002.

Yellow Giant, British Colombia

Trader Mines Ltd., a wholly owned subsidiary of the Corporation, holds a 39% interest in the Yellow Giant gold and base metals property, located on Banks Island, near Prince Rupert, B.C. The property consists of 8 staked claims and 2 fractional claims covering approximately 3,035 hectares. The property can be accessed by helicopter or float plane from Prince Rupert, B.C. The current operator of the project is Canadian Mono Mines Inc. (“Mono”) who are responsible for maintaining the validity of the claims by conducting annual assessment work. Mono has earned the right to their 51% interest in the property by performing work commitments. The remaining 10% interest is held by Falconbridge Ltd.

Gold mineralization is present on the property in skarn replacements, brecciated sediments, and in massive and disseminated quartz-sulphide bodies hosted by granitic rocks. Although a mineral inventory has been outlined, the mineralization is not economic at this time. No exploration has been performed on the property during the past several years.

Limeco Processing Facility

The Company currently owns Limeco, a processing plant located 140 km northwest of Calgary, Alberta. Until the sale of the Limeco quarry in September 2000, the facility processed limestone, gypsum, zeolite, and other aggregates.

On January 11, 2000, the Company announced the closure of the facility. The plant continued operations until the exhaustion of inventory, which occurred on March 31, 2000. Highwood has been attempting to sell the property and is in the process of dismantling the plant facility.

Northport Barite Property

The Northport Barite Mine is located 6.4 km southwest of the town of Northport and 1.6 km southeast of Flagstaff Mountain in the Northport Mining District, Stevens County in northeastern Washington. The mineral property consists of seven staked lode claims covering an area of approximately 58.5 hectares. Mountain Minerals Northwest Co. Ltd.

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(“MMNW”), held 100% of the barite mineral rights on the property, subject to a US$2.00/ ton royalty. Property rights were transferred to the Corporation subsequent to the amalgamation on January 1, 1997. Annual payments must be made to the U.S. federal government and Stevens County in order to keep the claims in good standing.

Mining operations on the property by previous owners including Combustion Chemicals Inc. (“Combustion”) and Mr. Robert Sells were from an open pit. Considerable exploration was performed on the property by Combustion, under option from Mr. Sells and family, the owners of the mineral claims. Under the property agreement, the Corporation’s environmental liability is contractually limited to those conditions which were the result of its own operations. The property and plant are inactive and on a standby basis. If permanent non-use were determined in future, the mine site would require recontouring, revegetation, and the removal of existing buildings and foundations. Against these activities, the Corporation has posted a bond in the amount of US$20,000. The Corporation has taken the position that all liabilities from previous operations are the responsibility of Mr. Sells.

The Corporation’s plans for this property are being reviewed. No exploration, development, or reclamation work has been performed on the property since 1997. A review of the reclamation situation will be undertaken in 2002.

The Northport barite mill is located approximately 10 km from the Northport barite property and approximately 7 km north of the town of Northport in northeastern Washington. The Corporation has no plans to recommence operation of the mill and is currently seeking a buyer for the facility and/or equipment.

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Historical Financial Information

Operating results

The following table summarizes Highwood’s consolidated operating results for the five years ended December 31, 2001 and the six months ending June 30, 2001 and 2002:

						Six Months Ended June 30,
	Year Ended December 31,
(in Canadian Dollars)	1997	1998	1999	2000	2001	2001	2002
(millions, except per share)
Tool product sales	$15.03	$13.87	$16.95	$16.51	$17.58	$8.77	$8.97
Total revenue growth	21.46%	(7.70)%	22.00%	(2.60)%	6.50%	1.17%	2.28%
EBITDA(1)	$1.88	$1.79	$2.16	$0.23	$0.65	$0.42	$0.49
EBITDA margin	12.48%	12.89%	12.74%	1.39%	3.68%	4.79%	5.46%
Net income (loss)	$1.00	$(5.50)	$1.00	$(0.35)	$(2.61)	$(0.26)	$(0.24)
Adjusted net income (loss)	$1.00	$(5.50	$1.00	$—	$(2.61)	$(0.26)	$(0.24)
Net capital expenditures	$1.04	$1.26	$3.02	$2.27	$0.69	$0.35	$0.10
Cash flow from operations	$1.52	$1.76	$(2.42)	$(0.35)	$1.32	$0.59	$0.97
Per Share Data(2)
Net income (loss)	0.05	(0.27)	0.04	(0.02)	(0.12)	(0.01)	0.00
Adjusted net income	0.05	(0.27)	0.04	(0.02)	(0.12)	(0.01)	0.00
Cash flow from operations	0.07	0.08	0.10	0.00	0.06	0.03	0.02
Basic shares outstanding	20,025,748	20,025,748	21,855,458	21,855,458	21,855,458	21,855,458	39,858,305
Fully diluted shares outstanding	21,807,148	21,807,148	22,479,158	22,447,758	21,970,358	22,144,358	41,483,305

(1) Earnings before interest, taxes, depreciation and amortization

(2) Shares outstanding increase to 39,858,305 after Rights offering expires on January 11, 2002

As can be seen from the above financial information table, the Company’s EBITDA margins have decreased substantially since 1999. With the closure of the Parson barite mine in 1999, the Company was required to purchase all barite raw material from third parties. The higher cost of imported barite ore compared to the Parson mine material contributed significantly to the overall gross margin decline.

The Company has been anticipating that the decrease in the gross margin from barite sales will be offset to a large extent from the high volumes of talc expected to be sold at higher margins. Since the Canada Talc acquisition in 1999, the Company has made a substantial investment that upgraded and increased the capacity of the facility, broadened and expanded the talc product line, and increased its marketing effort. Despite intense efforts, talc sales to date have been disappointing. This is largely due to the reluctance of potential customers to displace existing suppliers. The Canada Talc facility is designed for large volumes of throughput, and hence, the cost structure is punitive if volumes are low.

The following table summarizes Highwood’s consolidated balance sheet as of December 31, 1999, 2000, 2001 and the six months ended June 30, 2001 and 2002:

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				For the six
				months ended
				June 30,
	For the year ended Dec. 31,
(in Canadian Dollars)	1999	2000	2001	2001	2002
($ millions)

Cash and cash equivalents	2.507	0.336	0.180	0.475	0.353
Other current assets	12.874	11.730	11.865	11.808	11.491
Capital assets	9.839	11.656	10.180	11.456	9.720
Other	5.568	6.449	6.201	6.923	6.395

Total assets	30.788	30.171	28.426	30.662	27.959
Total current liabilities	7.424	8.662	9.468	9.390	6.910
Long-term debt	1.550	—	—	—	—
Other long-term liabilities	0.985	0.679	0.738	0.703	0.810
Shareholders’ equity	20.829	20.830	18.220	20.569	20.239

Total liabilities and shareholders’ equity	30.788	30.171	28.426	30.662	27.959

Since acquiring Canada Talc in January 1999, the Company has invested approximately $6.0 million in capital asset expenditures to update and redevelop the Henderson mine and the surface milling facility at nearby Marmora. The Company financed most of the Canada Talc project with its principal lender (the “Lender”). At December 31, 2000, the Company was in breach of certain financial test covenants. Effective April 30, 2001, the Company re-negotiated its lending arrangement with the Lender. The re-negotiated lending arrangement required, among other things, that the Company make a $1.5 million principal payment on July 31, 2001. The Company attempted to sell its non-operating properties and use the proceeds to apply against the bank debt but was not able to do so. As a result, the $1.5 million payment was not made and the Company was in default of its loan. The Lender made demand for payment on September 4, 2001, but subsequently withdrew this demand by way of a forbearance agreement (the “Forbearance Agreement”), dated October 3, 2001. Among other requirements, the Lender required a principal payment of $1.5 million by December 15, 2001 and required that all remaining indebtedness be retired by March 31, 2002. As additional security to the Lender for the $1.5 million payment, Dynatec, Highwood’s majority shareholder, guaranteed such payment with a $1.5 million letter of credit. The December 15, 2001 principal payment of $1,500,000 was made on January 15, 2002 from the proceeds of a rights offering of Highwood’s shares (the “Rights Offering”). In connection with the Rights Offering, Dynatec entered into a standby agreement (the “Standby Commitment”) with Highwood whereby Dynatec agreed to subscribe for Highwood’s shares in the Rights Offering in an amount not less than $1,500,000.

In addition to providing the Standby Commitment, Dynatec also provided other financial assistance to the Company, including entering into an option agreement dated October 2, 2001 (the “Option Agreement”) with the Company whereby Dynatec purchased approximately 6,400 metric tonnes of low-grade barite on behalf of the Company. Pursuant to the Option Agreement, Dynatec granted the Company an exclusive option to purchase the barite inventory as required by the Company from time to time for processing and sale to its customers. The purchase of the barite inventory in this manner permitted the Company to reduce its operating line of credit with the Lender.

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Northern understands that effective March 28, 2002; the Company re-negotiated the Forbearance Agreement (the “Supplemental Forbearance Agreement”) with the Lender. The Supplemental Forbearance Agreement required, among other things, that the Company use its best efforts to complete the sale of the Limeco property on or before June 30, 2002 for an amount not less than $1.0 million and use the proceeds from the sale to reduce the debt. The Lender required that, as additional security for the minimum $1.0 million payment on June 30, 2002, Dynatec guarantee such payment and Dynatec provide a $1.0 million irrevocable letter of credit as security for the guarantee. The Lender also required the Company to reduce the Revolving Operating Facilities by a further $250,000 no later than June 30, 2002 and required all remaining debt be retired by September 30, 2002.

Northern understands that on July 12th Highwood drew on the Dynatec letter of credit and applied these proceeds to the term debt and operating line in the amounts of $250,000 and $750,000 respectively. In addition, on June 30, 2002 the Company reduced the available credit on the operating line by a further $250,000.

The Company has been assessing alternative financing options to replace its existing bank debt, but has been unsuccessful as of the date of this Valuation. Northern is also aware that on September 27th, 2002, Highwood re-negotiated the Supplemental Forbearance Agreement (the “Second Supplemental Forbearance Agreement”), which extended the date on which all outstanding debt is to be repaid to its principal lender from September 30, 2002 to December 31, 2002. The Second Supplemental Forbearance Agreement required that the Company (i) shall execute and deliver an undated consent and waiver with respect to notice under Section 244(1) of the Bankruptcy and Insolvency Act (Canada) and (ii) that the Company shall attempt to complete the plan of arrangement, as described in the Proposed Transaction section of this report.

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Share Trading Information

The common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol HWD and in the United States on the Over the Counter Bulletin Board under the symbol HIWDF. The following table sets forth, for the periods indicated during 2001 and 2002, the high and low closing prices quoted on the TSX and the volume traded:

	Price Range

Period	$ High	$ Low	Trading Volume

Monthly Fiscal 2002
August 2002	0.12	0.11	113,829
July, 2002	0.22	0.14	321,344
June, 2002	0.22	0.16	502,347
May, 2002	0.175	0.13	426,922
April, 2002	0.17	0.135	177,119
March, 2002	0.18	0.14	189,790
February, 2002	0.17	0.15	214,793
January, 2002(1)	0.19	0.14	2,714,816

Year to date	0.22	0.11	4,660,960

Monthly Fiscal 2001
December, 2001	0.23	0.16	294,568
November, 2001	0.28	0.21	89,316
October, 2001	0.50	0.25	80,583
September, 2001	0.37	0.25	132,061
August, 2001	0.50	0.36	102,696
July, 2001	0.65	0.51	67,168
June, 2001	0.69	0.55	95,516
May, 2001	0.64	0.37	220,974
April, 2001	0.48	0.35	179,724
March, 2001	0.43	0.27	86,477
February, 2001	0.36	0.30	44,315
January, 2001	0.39	0.24	94,147

Fiscal 2001	0.69	0.16	1,487,545

(1) Higher volume due to Rights Offering

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9.           PROPOSED BUSINESS OF THORNEWCO

ThorNewco, upon completion of the Arrangement, will be a junior exploration company focusing on gold and industrial minerals. The assets of the company will consist of cash and exploration properties including: Thor Lake; Elk Lake; Mikwam; and Yellow Giant, as more fully described in Section 8 of this report. The company will not have any producing assets and therefore no cash flow or earnings from operations. It should also be noted that as of the date of this Valuation a full management team has not been identified.

The company’s success will be dependent upon ThorNewco’s ability to commercialize existing properties, find and develop new exploration targets and finance additional working capital.

10.	VALUATION PRINCIPLES AND METHODOLOGY

(a)	Definition of Fair Market Value

For the purposes of the Valuation, fair market value (“FMV”) has been defined as the highest price, expressed in terms of money or money’s worth, available in an openly traded and unrestricted market between informed, prudent parties, each acting at arm’s length, and under no compulsion to act. The fair market value corresponds to the intrinsic value of Highwood and ThorNewco shares as at the Valuation Date (as defined below), and in Highwood’s case, the FMV may differ from its quoted market price at such date. Our opinion refers to the en bloc value of the Shares. Northern has not made any downward adjustment to the value of the Shares to take into account any potential lack of liquidity Northern has also determined the FMV of the Highwood shares irrespective of the effect of the proposed Arrangement.

(b)	Effective Date of Valuation

The Valuation was prepared with an effective date of August 30, 2002 (the “Valuation Date”). In preparing the Valuation, Northern used financial statements for Highwood as at June 30, 2002, and made adjustments where appropriate for the purposes of estimates of value as at the Valuation Date. Senior management of Highwood has represented to Northern that there were no material changes in the business affairs or financial condition of Highwood between the Valuation Date and the date of this report that have not been reflected in the Valuation.

(c)           Valuation Methodologies

There are two major categories of valuation methodology for business entities: going-concern and liquidation or “break-up” value. A going-concern approach to valuation assumes that an entity will continue to operate indefinitely, will be to realize its assets and discharge its liabilities in the normal course of business and will not go out of

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business and liquidate its assets. If this going concern assumption is not appropriate, then an entity will be valued on the basis of a liquidation value approach.

Upon our review of the financial position and future prospects of Highwood, Northern is of the view that both going-concern valuation methodologies and liquidation or “break-up” valuation methodologies should be employed in preparing the Valuation. The going-concern valuation approach assumes that the Company will have adequate funds to pay its remaining bank debt by December 31, 2002. The liquidation valuation approach assumes that the Company will not be able to meet these payment obligations required by the Lender in the Second Supplemental Forbearance Agreement, Highwood is unable to arrange for alternative financing to replace the financing provided by the Lender, and Dynatec is unwilling to provide additional financing; accordingly, Highwood will be placed into bankruptcy or receivership by the Lender.

Going-Concern Approach

Northern considered the most relevant valuation methodologies to establish a range of values for the Shares under the going-concern scenario. These may include:

(i)	Net Asset Value (“NAV”) Analysis
(ii)	Market Trading Price Analysis
(iii)	Comparable Public Company Analysis

Liquidation Approach

Under the liquidation scenario, Northern prepared an estimated realization from liquidation of assets, to the extent they may be saleable, by a receiver or trustee in bankruptcy, net of all liabilities to secured and unsecured creditors, with any remaining proceeds to the equity shareholders of the Company. Northern considered the following options:

(i)	En-bloc sale of business
(ii)	Sales of individual assets

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11.        HIGHWOOD VALUATION

11.1     NET ASSET VALUE ANALYSIS

The net asset value (“NAV”) approach involves a separate valuation of each asset of Highwood using valuation techniques appropriate to the particular asset. The aggregate value of the Company’s assets in then reduced by the amount of its liabilities.

Within the net asset value methodology, several valuation methods were used to value the individual assets held by Highwood:

(a)           Operating Assets

Northern utilized the discounted cash flow (“DCF”) approach to determine the asset value of the following business operations of Highwood:

•	Operating facility in Lethbridge, Alberta where drilling mud grade barite, gypsum and zeolite are processed (the “Lethbridge Operation”);

•	Canada Talc facilities in southern Ontario where talc and dolomite are mined and processed and filler grade barite is processed (the “Canada Talc Operation”);

•	Moberly silica facility in British Columbia where silica is mined and processed (the “Moberly Operation”); and

•	Highwood’s 55% interest in the joint venture, which produces barite products in the People’s Republic of China (the “Sino-Can Joint Venture”).

Discounted Cash Flow Analysis

The DCF approach considers the amount, timing and relative certainty of projected cash flows expected to be generated by the subject asset. The DCF approach requires that certain assumptions be made regarding, among other things, mineral selling prices, operating costs, capital expenditures, cash taxes and discount rates.

A key determinant in valuing the projected cash flows is the selection of an appropriate discount rate. The discount rate ultimately selected is a function of a number of factors, including general risk factors such as economic risk and prevailing risk-free rate of return and specific risk profile for each of the projects valued, including the project’s operating profile, geological setting, geographic location, and potential environmental liabilities. In calculating DCF values for the operating properties of Highwood, Northern used a range of discount rates of 10% to 15% based on its assessment of the relative risk inherent in the cash flows generated by each operation.

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Lethbridge Operation

In determining the DCF value of the Lethbridge Operation, Northern relied on the projected future cash flows prepared by senior management of Highwood, including estimates of sales volumes, selling prices and operating costs to which Northern performed its due diligence to ensure accuracy and reasonableness and made adjustments where necessary based on its experience. Key assumptions with respect to the DCF analyses of the Lethbridge Operation included the following:

•	The projected future cash flows were prepared for the next ten years, based on the assumption that the Company will mine for zeolite but will purchase raw barite and gypsum materials from third party sources for processing;

•	The projection assumed that the estimated life of the zeolite mine is well in excess of ten years and will be able to support the zeolite production volumes forecasted;

•	Future barite mud production volumes were assumed to remain flat from levels forecasted for 2002. Gypsum and zeolite production volumes were assumed to grow annually at 2% and 5% respectively;

•	The projected future cash flows were prepared assuming flat operating margins from 2002 onward;

•	Existing equipment was assumed to last for the life of DCF analysis. Annual sustaining capital expenditures were projected at approximately $50,000;

•	The model assumed that the sale of plant and equipment will offset estimated closure and site remediation costs in the final year of mine and plant operations;

•	Inventory relating to the Lethbridge Operation as at the Valuation Date was accounted for as a reduction in working capital in the DCF analysis.

•	A consolidated federal and provincial tax rate of 35% was applied; and

•	A real discount rate range of 10% to 12% was applied based on our assessment of the risk of the project.

Based on the DCF analysis, a value of $2.67 million to $2.96 million was determined for the Lethbridge Operation.

Canada Talc Operation

In determining the DCF value of the Canada Talc Operation, Northern relied on the projected future cash flows prepared by senior management of Highwood, including

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estimates of sales volumes, selling prices and operating costs to which Northern performed its due diligence to ensure accuracy and reasonableness and made adjustments where necessary based on its experience. Key assumptions with respect to the DCF analyses of the Canada Talc Operation included the following:

•	The projected future cash flows were prepared for the next ten years, based on the assumption that the remaining life of the Henderson Mine is greater than 10 years and will be able to support the talc and dolomite production volumes forecasted. It was assumed that the Company will continue to purchase raw barite materials from a third party for processing over the life of the DCF analysis;

•	Future barite filler production volumes were assumed to grow annually at 2%. Talc production volumes were assumed to grow at 20% for the years 2003 and 2004, with the remaining seven years at a constant growth rate of 10%. Dolomite production volumes were assumed to grow at a constant rate of 10% over the life of the DCF analysis;

•	The projected future cash flows were prepared assuming flat operating margins from 2002 onward;

•	The processing operation in Marmora has the opportunity to expand production with existing capacity. Existing equipment was assumed to last for the life of the DCF analysis. Annual sustaining capital expenditures were projected at $444,000 for 2002, $200,000 for 2003 to 2005, increasing to $300,000 for the remaining years of the forecast. Capital expenditures for the Canada Talc operation were assumed to total $4.986 million, which included increasing capacity at the Henderson mine, excavating a raise bore and a new production shaft, with the balance of these expenditures allocated to expand the micronizing capacity and to automate packaging at the Marmora mill.

•	The model assumed that the sale of plant and equipment will offset estimated closure and site remediation costs in the final year of the mine and plant operation;

•	Inventory relating to the Canada Talc Operation as at the Valuation Date was accounted for as a reduction in working capital in the DCF analysis.

•	A consolidated federal and provincial tax rate of 35% was applied;

•	A real discount rate range of 12% to 15% was applied based on our assessment of the risk of the project;

Based on the DCF analysis, a value of $3.69 million to $4.66 million was determined for the Canada Talc Operation.

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Moberly Operation

In determining the DFC value of the Moberly Operation, Northern relied on the projected future cash flows prepared by senior management of Highwood, including estimates of sales volumes, selling prices and operating costs to which Northern performed its due diligence to ensure accuracy and reasonableness and made adjustments where necessary based on its experience. Key assumptions with respect to the DCF analyses of the Moberly Operation included the following:

•	Future silica production volumes for this operation were expected to grow annually at 2%;

•	The estimated life of the mine was assumed to be well in excess of ten years;

•	The projected future cash flows were prepared assuming flat operating margins from 2002 onward;

•	Existing equipment was assumed to last for the life of projection. Annual sustaining capital expenditures were projected at approximately $50,000;

•	The model assumed that the sale of plant and equipment will offset estimated closure and site remediation costs in the final year of the mine and plant operation;

•	Inventory relating to the Moberly Operation as at the Valuation Date was accounted for as a reduction in working capital in the DCF analysis.

•	A consolidated federal and provincial tax rate of 35% was applied; and

•	A real discount rate range of 12% to 15% was applied based on our assessment of the risk of the project.

Based on the DCF analysis, a value of $2.10 million to $2.42 million was determined for the Moberly Operation.

Sino-Can Joint Venture

In determining the DCF value of Highwood’s 55% interest in Sino-Can Joint Venture, Northern relied on the projected future cash flows prepared by senior management of Highwood, including estimates of sales volumes, selling prices and operating costs to which Northern performed its due diligence to ensure accuracy and reasonableness and made adjustments where necessary based on its experience. Key assumptions with respect to the DCF analyses of the Sino-Can Joint Venture included the following:

•	Future production volumes for this operation were expected to grow 5% annually;

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•	The projected future cash flows were prepared assuming flat operating margins from 2002 onward;

•	Existing equipment was assumed to last for the life of DCF analysis. Annual sustaining capital expenditures were projected at $126,000 for 2002 and 2003 and $110,000 thereafter. These figures only represented Highwood’s 55% contribution to the joint venture.

•	The model assumed that the sale of plant and equipment will offset estimated closure and site remediation costs in the final year of plant operation;

•	Inventory relating to the Sino-Can Joint Venture as at the Valuation Date was accounted as a reduction in working capital in the DCF analysis;

•	A tax rate of 39% was applied; and

•	A real discount rate range of 12% to 15% was applied based on our assessment of the risk of the project.

Based on the DCF analysis, a value of $1.37 million to $1.58 million was determined for the Sino-Can Joint Venture.

(b)           Exploration and Non-Producing Properties

Northern utilized several valuation methods for the exploration and non-producing assets held by Highwood:

Thor Lake Rare Metals Property

In valuing Highwood’s interest in the Thor Lake property, Northern considered the following valuation methodologies:

1.	Cost Approach — Appraised Value

2.	Market Approach — Recent Arm’s Length Transaction Analysis

Appraised Value Method

The Appraised Value Method is a commonly used method to value exploration or marginal development properties. The basic principle of Appraised Value is that an exploration property is worth the meaningful past exploration expenditures plus warranted costs. Past expenditures are usually analyzed on an annual basis, and are adjusted to reflect current costs to complete the same work as well as to reflect the current state of the market for exploration properties. Usually, little of the expenditures more than three to five years prior to the Valuation Date are retained.

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While there appears to be adequate beryllium resources for a potential mining operation at the Thor Lake property, several other factors were considered in assigning a value to this exploration property.

•	Barrier to entry — Competition consists of two players, Brush Wellman of the U.S. and NGK Insulators of Japan that make up 90% of the total market. This leaves only 10% for independent producers.

•	Limited growth — The global growth rate of beryllium consumption has been 6.6% per year since 1994, according to a report prepared by Kline & Company using published information from the U.S. Geological Services. Kline & Company estimates the overall market for beryllium-copper alloys will grow at an average rate of 5.7% through 2004.

•	Economics — The mining operation must be able to produce beryllium ore at a competitive price. This is especially important, as the price of beryllium-copper master alloys has been falling from $160 per pound of contained beryllium to its current price of $70 per pound. The main reason for this price decline has been the increased competition from a North American company as well as from imports from China and Kazakhstan, according to a report prepared by Kline & Company.

•	Financial resources — Given Highwood’s current financial situation, its ability to continue development of the property is limited. Any further development would require the involvement of a strong financial partner.

•	Environmental concerns — The main environmental issue is the radioactivity in the mineralization, and potential health hazards from beryllium processing. This undesirable byproduct has also induced lobbyists to create some interference in regard to the eventual development of this area.

The Company has incurred approximately $12 million in exploration and development expenditures since taking an interest in this property, including $5.4 million in capitalized expenditures. However, based upon and subject to the foregoing analysis, Norther assigned a value of $700,000 for Thor Lake under the Cost Method, based on including 50% of the expenditures incurred by the Company over the past 4 years.

Recent Arm’s Length Transaction Analysis

Northern also valued the Thor Lake property based on the commercial terms of the Working Rights and Option Agreement with Navigator. This method examines the terms of the option to earn a stated interest in the property for a stated expenditure on exploration.

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Under the Working Rights and Option Agreement with Navigator concerning the exploration, development and production of tantalum and niobium resources contained within the Lake Zones, Highwood received an initial option and first anniversary payment in the amount of $20,000 and $15,000, respectively. The other option payments and exploration expenditures to be made by Navigator over the next four years total $1.5 million and will entitle Navigator to earn a 51% interest in the property.

Northern discounted the earn-in terms with Navigator to estimate a value of $400,000 for Highwood’s interest in the property.

Conclusion

In determining a range of values for the Thor Lake property, Northern assigned a low value based on recent past expenditures incurred by Highwood on the North T-Zone of the property in connection with the exploration for beryllium resources, as explained under the Appraised Value Method. The high value for the property included, in addition to the low value assigned to the property, the discounted earn-in terms with Navigator concerning the exploration, development and production of tantalum and niobium resources contained within the Lake Zones of the property, as explained under the Recent Arm’s Length Transaction Analysis.

Using a combination of the Cost Approach and Market Approach as described above, Northern calculated a fair market value of Thor Lake property to range from $0.70 million and $1.1 million.

Elk Lake Property

Northern assigned a nominal value of $10,000 to the Elk Lake property based on the lack of work done to date and the fact that Navigator terminated the option agreement on October 7, 2002.

Mikwam Joint Venture Property

In assessing the value associated with Highwood’s 59% majority interest in the Mikwam Joint Venture Property, Northern considered, among other things: (i) the current gold market; (ii) exploration expenditures incurred from 1991-1997; (iii) yearly maintenance expenditures incurred from 1998-2001; and (iv) previous reports and work conducted by various third parties.

Northern applied the Appraised Value Method (refer to Section 10(b): Thor Lake Rare Metals Property) to value the Mikwam property. Expenditures on the property from 1991 to 1997 were approximately $7,922,000 with annual expenditures ranging from $37,336 in 1999 to $212 in 2001.

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Based on the dated nature of the information and the lack of recent work done on the property, Northern assigned a value range of $600,000 to $800,000 to the Mikwam property.

Yellow Giant Property

In assessing the value associated with Highwood’s 39% minority interest in the Yellow Giant Property, Northern considered, among other things, (i) the current gold market; (ii) exploration expenditures incurred since work began on the property; and (iii) previous reports produced by independent third parties.

Northern applied the Appraised Value Method to value the Yellow Giant property. Expenditures on Yellow Giant during the 1980’s were approximated at $6.7 million with expenditures prior to 1980 estimated at $6 million. Northern also referred to previous property reports, including the 1994 Roscoe Postle Associates Inc. (“Roscoe Postle”) valuation in determining the value of the Yellow Giant property.

Northern, due to the dated nature of the information and the lack of work done on the property in recent times, assigned a value range of $40,000 to $60,000 to the Yellow Giant property.

Limeco Processing Facility

The Company, in order to properly reflect the net realizable value of Limeco, has written down the book value of the assets to $1,000,000, resulting in a charge to income of $1,116,411 in the fourth quarter of 2001.

Northern understands that there is an expression of interest from a prospective buyer for a portion of the property. The expressed purchase price is $700,000, and is conditional upon the removal of the plant and assets, in addition to clean up of the property.

Northern also had discussions with senior management of Highwood concerning the potential net realizable value of the plant and equipment, in addition to probable costs associated with the clean up of the land.

Based upon and subject to the foregoing, Northern concluded that the value of the Limeco Processing facility ranged between $0.9 million and $1.0 million.

Northport Barite Property

The Company owns a 100% interest in a barite mill and land, located in Stevens County, Washington. The mill is currently inactive and is on a standby basis. The Company may incur future reclamation liabilities due to exploration performed by previous owners.

Northern Securities Inc.	29

Based upon and subject to the foregoing, Northern concluded that the value of the Northport barite property ranged between $100,000 to $200,000.

(c)           Working Capital (excluding inventory and bank indebtedness)

Highwood’s working capital balance, excluding its inventory and bank indebtedness, was valued at its book value as at June 30, 2002 and where appropriate Northern adjusted the value in an attempt to estimate fair market value as of August 31, 2002.

(d)           Inventory

For valuation purposes, Northern concluded that it is more appropriate to include inventory as a contribution to working capital in the DCF analyses and consequently did not include this balance as a separate item in Highwood’s working capital.

(e)           Other Assets

Deposits

For valuation purposes, Northern valued the bond deposits made by Highwood for various properties at book value as at the date hereof.

Income Tax Loss Carryforwards

As at December 31, 2001, the Company had approximately $23.5 million in operating tax loss carry forwards (“LCFs”) and unapplied exploration and development expenses (“Tax Pools”), which may be used to shelter future taxable income. The LCFs will expire over the next seven years, and the Tax Pools may be carried forward indefinitely. Northern understands that due to the reorganizations implemented by the Company, utilization of the LCFs and Tax Pools may be restricted.

For valuation purposes, where it is reasonable to assume that these LCFs and Tax Pools could be used to shelter taxable income, Northern estimated the value of the LCFs and Tax Pools based on an analysis of the net present value (“NPV”) of the incremental tax shelter available to the Company. Income tax was calculated based on a 35% tax rate. The NPV of the income tax payable was calculated using 12% and 15% discount rates, which appropriately reflected the range of discount rates, used in the DCF analyses of the operating assets.

Based on the NPV analysis, a value of $0.82 million to $0.94 million was determined for the LCFs and Tax Pools.

Northern Securities Inc.	30

(f)	Bank Indebtedness

As stated in Section 8, Northern understands that Highwood was unable to make the $1,000,000 payment as agreed to in the March 28, 2002 amending agreement to the October 4, 2002 settlement agreement. This payment has subsequently been made July 12, 2002 on Highwood’s behalf through the draw down of the Standby Letter of Credit issued by Dynatec on March 28, 2002.

Northern has made pro forma adjustments to the June 30, 2002 debt owing book value based on discussions with Highwood’s management to reflect indebtedness as of the date of this Valuation.

(g)	Accrued Reclamation Costs

Northern included site restoration and abandonment costs for the operating properties in the DCF analyses. For the non-operating properties that require reclamation, Northern reflected an amount for future liabilities.

(h)	General & Administrative Expenses

The value reduction to NAV resulting from corporate general and administrative expenses, net of income taxes, was based on a DCF analysis over the average projected life of the company’s mining operations and discounted using rates equal to the averages of those used in the DCF analyses of the underlying assets. For the purposes of these analyses, Northern estimated general and administrative expenses that it believed to be reasonable to maintain the assets and operate the business.

(i)	Contingent Liabilities

Highwood is a defendant in certain lawsuits as referenced in the notes to the December 31, 2001 unaudited financial statements. Senior management of Highwood has advised Northern that according to the Company’s legal counsel, these claims are without merit. Accordingly, Northern ascribed a value of nil to these outstanding lawsuits.

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Northern Securities Inc.	31

(j)           Net Asset Value Summary

Highwood Resources Ltd.

Net Asset Value Summary

	As at August 30, 2002

	Book Value
	As of	Pro-forma	Pro-forma	Low	High
	June 30, 2002	Adjustments(1)	Book Value	Case	Case	Ref.

	(in Canadian Dollars)
ASSETS
Current Assets
Cash(1)	$352,948	$(69,714)	$283,234	$283,234	$283,234	See Ref. 10	(c)
Accounts Receivable	3,208,806	(712,280)	2,496,526	2,496,526	2,496,526	See Ref. 10	(c)
Inventories	8,085,942	(62,818)	8,023,124			See Ref. 10	(d)
Prepaid expenses and other assets	196,116	(22,269)	173,847	173,847	173,847	See Ref. 10	(c)

	11,843,812		10,976,731	2,953,607	2,953,607
Producing Properties and Capital Assets:
Lethbridge Operation				2,671,109	2,956,839	See Ref. 10	(a)
Canada Talc Operation				3,699,064	4,661,346	See Ref. 10	(a)
Moberly Silica Operation				2,099,769	2,421,994	See Ref. 10	(a)
Sino-Can Joint Venture				1,368,431	1,577,587	See Ref. 10	(a)
Limeco				900,000	1,000,000	See Ref. 10	(b)
Northport				100,000	200,000	See Ref. 10	(b)

	9,720,288			10,838,373	12,817,767
Resource Properties
Thor Lake				700,000	1,100,000	See Ref. 10	(b)
Elk Lake				10,000	10,000	See Ref. 10	(b)
Mikwam				600,000	800,000	See Ref. 10	(b)
Yellow Giant				40,000	60,000	See Ref. 10	(b)

	5,886,356			1,350,000	1,970,000

Total Property, Plant and Equipment	15,606,644		15,606,644	12,188,373	14,787,767

NPV of Tax Loss Carryforwards				800,000	940,000	See Ref. 10	(e)
Deposits	508,704	24,563	533,267	508,704	508,704	See Ref. 10	(e)

Total Assets	27,959,160		27,959,160	16,450,684	19,190,078

LIABILITIES
Current Liabilities
Bank indebtedness	2,336,223	(799,157)	1,537,066	1,537,066	1,537,066	See Ref. 10	(f)
Accounts payable and accrued liabilities	3,640,557	(462,763)	3,177,794	3,177,794	3,177,794	See Ref. 10	(b)
Current portion of long-term debt(1)	833,333	(416,667)	416,666	416,666	416,666	See Ref. 10	(f)
Dyantec payable	—	1,000,000	1,000,000	1,000,000	1,000,000
Current portion of reclamation costs	100,000		100,000	100,000	100,000	See Ref. 10	(g)

	6,910,113		6,231,526	6,231,526	6,231,526
NPV Corporate G&A			—	3,500,000	3,000,000	See Ref. 10	(h)
Accrued reclamation costs	810,138	25,853	835,991	400,000	300,000	See Ref. 10	(g)
Contingent liabilities	—		—	—	—	See Ref. 10	(i)

Total Liabilities	7,720,251		7,067,517	10,131,526	9,531,526

NET ASSET VALUE	$20,238,909		$20,891,643	$6,319,158	$9,658,552

Shares Outstanding — basic and fully diluted			41,552,749	41,552,749	41,552,749
NAV per Common Share			$0.50	$0.15	$0.23

(1)       Pro Forma book value adjusts June 30 balance sheet to reflect August 30 valuation date

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11.2        MARKET TRADING PRICE ANALYSIS

In applying this valuation technique, Northern reviewed the historical trading performance of Highwood shares on the Toronto Stock Exchange under the various time periods. A summary of stock market trading statistics is set out below:

Highwood Share
Trading Price

August 30 (closing price)	$0.110
20-day average(1)	$0.154
30-day average(1)	$0.159
60-day average(1)	$0.156
60-day high(1)	$0.220
60-day low(1)	$0.110

Note:

(1)	The 60-day high and low prices and the 20-, 30- and 60-day simple average closing prices are for the period ended August 30, 2002.

Northern considered the trading activity of Highwood shares over the 60 trading-day period ending on August 30, 2002 as being the most relevant indicator of FMV.

Based upon and subject to the foregoing, Northern concluded that the FMV of Highwood shares determined using the market trading analysis was in the range of $0.11 to $0.20, as this range eliminates the effect of outliers that occurred over the period.

11.3        COMPARABLE PUBLIC COMPANY ANALYSIS

Northern also reviewed the trading multiples of selected Canadian and international companies involved in the industrial minerals industry considered to be comparable to Highwood in terms of size, operating characteristics, risk profile and asset profile. After careful consideration, Northern elected to place no reliance on the comparable public company analysis due to the fact that there is no truly comparable group of companies.

11.4        VALUATION CONCLUSION UNDER GOING-CONCERN APPROACH

In determining a range of FMV for Highwood under the going-concern assumption, Northern utilized the NAV analysis and the Market Trading Price analysis. Northern then calculated a weighted average value using a weighting process where the values generated by each method were given a weight from 0% to 100%, with the total of these weights being set to equal to 100%.

Northern Securities Inc.	33

Valuation Methodology

	Weighting	Low	High

Net Asset Value Analysis	50%	$0.07	$0.11
Market Trading Price Analysis	50%	$0.06	$0.10

Weighted Average Value	100%	$0.13	$0.21

Given the basis of evaluation, the scope of review and subject to the assumptions and limitations noted herein, Northern concluded that as at August 30, 2002, the fair market value of the shares under the going concern assumption was in the range of $0.13 to $0.21 per Share.

11.5        LIQUIDATION VALUE

Under the liquidation scenario, Northern prepared an estimated realizable value from the liquidation of assets, to the extent they may be saleable by a receiver or trustee in bankruptcy, net of all liabilities to secured and unsecured creditors, with any remaining proceeds to the equity shareholders of the Company. Northern considered the following liquidation options in reviewing each asset category:

(i) En bloc sale of business (“Sale of Business”) — Under this scenario, Northern assumed that the business would be sold by a receiver or trustee in bankruptcy over a reasonable period of time to maximize the proceeds of sale.

(ii) Sales of individual assets (“Sale of Assets”) — Under this scenario, Northern assumed that a Sale of Business cannot be consummated by a receiver or trustee in bankruptcy and such party will be required to liquidate individual assets of the Company.

The following section outlines the significant inputs and assumptions underlying the conclusions reached under the liquidation approach:

(a)        Sino-Can Joint Venture

Under the Sales of Assets scenario, Northern considered it appropriate to exclude Highwood’s 55% interest in the Sino-Can Joint Venture, as it is unlikely that a receiver or trustee in bankruptcy would be able to liquidate the assets of the joint venture. Under the Sale of Business scenario, Northern assumed that a receiver or trustee in bankruptcy would be able to liquidate Highwood’s 55% interest in the joint venture to a third party, as further explained in section 14(d).

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(b)	Accounts Receivable

Northern estimated a net realizable value of the accounts receivable after applying a discount factor to reflect a reduction under a liquidation scenario.

(c)	Inventory

In an attempt to estimate a net realizable value for inventory under the Sale of Assets scenario, Northern separated the inventory into various categories: raw materials and supplies, work-in-progress, and finished goods.

Over 70% of the inventory was made up of raw materials. Northern assessed various factors in determining liquidation value including, among other things, potential buyers for the inventory, logistics and freight costs. Northern is of the view that under a Sale of Assets scenario, it is likely that Highwood will recover minimal value for its raw materials. This is due to the fact that a substantial portion of the raw material inventory was purchased from third parties, and hence, included freight costs in the inventory costing which are not recoverable in liquidation. In addition, it is likely that Highwood will incur freight costs to ship the raw materials to any potential buyers, thereby eliminating most of the proceeds from the sale. As a result, Northern assigned a net realizable value of 5% of actual raw materials costs under the Sales of Assets scenario.

Northern estimated net realizable value for the other inventory classes based on our previous experience and based on our discussion with management of Highwood.

Under a Sale of Business scenario, it is likely that a potential buyer of the business would require that raw materials be included as working capital, and hence, be included as part of the purchase price. As such, Northern assigned a value of nil to inventory.

(d)	Property, Land and Equipment

Under a Sale of Assets scenario, Northern estimated liquidation value of property, land and equipment based on an assessment of various factors, including, among other things, potential buyers of the assets, aging and physical condition of the equipment, and closure and remediation costs required for the properties.

If a receiver or trustee can consummate a Sale of Business in bankruptcy, Northern believes that the resulting proceeds would be higher than in the case of a Sale of Assets scenario. However, it is likely that a potential buyer of a financially distressed company would require a substantial discount in value for the business. As a result, in estimating a net realizable value for property, land and equipment under the Sale of Business assumption, Northern assigned a 50% discount to the weighted average value of Highwood’s operating business (i.e. Canada Talc Operation, Lethbridge Operation, Moberly Operation and Sino-Can Joint Venture) determined under the going concern assumption. Based on the foregoing, Northern assigned a value of $6 million to the

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operating businesses of Highwood under a Sale of Business Scenario, which reflected approximately 50% of the average value determined for these businesses under the going concern assumption outlined in section 10(j).

(e)        Resource Properties

With the exception of the Thor Lake property, most of the exploration costs incurred by the Company have been written off. With respect to the Thor Lake property, the Company has capitalized $5.4 million in exploration costs on the Thor Lake property. The Company holds the mining lease to the property and does not own the property outright.

Under a liquidation situation, Highwood may be able to sell its mineral rights to an interested party, such as Navigator, for a nominal value. Therefore, Northern assigned a value of $100,000 to the Thor Lake property.

(f)        Deposits and Reclamation Costs

Under a liquidation scenario, Northern assumed that the deposits would be offset against accrued reclamation costs.

(g)        Liquidation Costs

Northern assumed that the Company would incur approximately $500,000 for legal, trustee and insolvency fees.

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Northern Securities Inc.	36

(h)        LIQUIDATION VALUE ANALYSIS

Highwood Resources Ltd.

Estimated Liquidation Value

	As at August 30, 2002

				Assumed
				Recovery		Liquidation Value
	Book Value			Sale	Sale	Sale	Sale
	As of	Pro-forma	Pro-forma	of	of	of	of
	June 30, 2002	Adjustments(1)	Book Value	Assets	Business	Assets	Business	Reference

	(in Canadian Dollars)
Assets
Current Assets
Cash	$352,948	$(69,714)	$283,234	100%	100%	$283,234	$283,234
Accounts Receivable	3,208,806	(1,111,409)	2,097,397	80%	80%	1,677,918	1,677,918	See Ref. 14(b)
Inventories			—
Raw Materials	6,052,890	(320,291)	5,732,599	5%		286,630		See Ref. 14(c)
Work-In-Progress	404,370	234,868	639,238	5%		31,962		See Ref. 14(c)
Finished Goods	1,628,682	22,605	1,651,287	50%		825,644		See Ref. 14(c)
Prepaid expenses and other assets	196,116	(22,269)	173,847	0%		—

	11,843,812		10,577,602			3,105,387	1,961,152
Capital Assets
Sale of Asset Scenario
Land	1,449,279		1,449,279	50%		724,640		See Ref. 14(d)
Plant and Building	681,304	(445,314)	235,990	25%		58,998		See Ref. 14(d)
Equipment	4,964,276		4,964,276	25%		1,241,069		See Ref. 14(d)
Mine Development	2,433,813		2,433,813	0%		—		See Ref. 14(d)
Other	191,616	(63,408)	128,208	0%		—		See Ref. 14(d)
Sale of Business Scenario
Canada Talc, Lethbridge, Sino-Can JV, Moberly							6,000,000

Total Capital Assets	9,720,288		9,720,288			2,024,706	6,000,000	See Ref. 14(c)
Resource Properties	5,886,356		5,886,356	2%	2%	100,000	100,000	See Ref. 14(d)
Deposits	508,704	24,563	533,267			—	—	See Ref. 14(e)

Total Assets	27,959,160		26,717,513			5,230,093	8,061,152

Liquidation Costs and Taxes						(500,000)	(500,000)	See Ref. 14(f)
Secured Creditors
Bank indebtedness	(2,336,223)	799,157	(1,537,066)			(1,537,066)	(1,537,066)
Current portion of long-term debt	(833,333)	416,667	(416,666)			(416,666)	(416,666)
Dyantec payable	—	(1,000,000)	(1,000,000)			(1,000,000)	(1,000,000)	See Ref. 14(e)

	(3,169,556)	215,824	(2,953,732)			(2,953,732)	(2,953,732)
Recovery by secured creditors						(2,953,732)	(2,953,732)
Amount available for unsecured creditors						1,776,361	4,607,420
Unsecured Creditors
Accounts payable and accrued liabilities	(3,640,557)	633,034	(3,007,523)			(3,007,523)	(3,007,523)
Accrued reclamation costs	(810,138)	(128,853)	(938,991)			(405,724)	(405,724)	See Ref. 14(e)

	(4,450,695)		(3,946,514)			(3,413,247)	(3,413,247)
Recovery by unsecured creditors						(1,776,361)	(3,413,247)

Funds available to shareholders	$20,338,909		$19,817,267			$—	$1,194,173

Shares Outstanding — basic			41,552,749			41,552,749	41,552,749
NAV per Common Share			$0.48			$0.00	$0.02

(1) Pro-forma adjustments to eliminate Highwood’s interest in Sino-can Joint Venture under the Sale of Asset liquidation scenario; Pro Forma Book Value reflects adjustments as of the valuation date.

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Conclusion Under Liquidation Approach

Under the Sale of Assets scenario, the resulting sale of individual assets would likely result in a significant shortfall to the unsecured creditors and no realization to the shareholders of the Company.

Under a Sale of Business scenario, while the recovery to the unsecured creditors may be greater than the Sale of Assets scenario, there is estimated to be very little potential value remaining for the shareholders of the Company.

11.6	HIGHWOOD VALUATION CONCLUSION

As noted above, Northern relied on both going concern and liquidation assumptions in valuing Highwood shares. Northern considered it appropriate to calculate a weighted average value for the Highwood shares, where the values generated by each method were given a weight from 0% to 100%, with the total of these weights being set equal to 100%. In assessing the likelihood of each scenario, several factors were considered:

•	Dynatec is a significant investor in Highwood. In August 1999, Dynatec acquired a 35% stake in Highwood for approximately $6 million. Dynatec has subsequently increased its ownership position in Highwood to 42.5% by participating in the Rights Offering in January 2002, through additional purchases of Highwood shares in the open market and by settlement in shares of the option and letter of credit fee. Overall, Dynatec has invested in excess of $7 million in Highwood shares.

•	In December of 2001, Dynatec provided a letter of credit to the Lender on Highwood’s behalf for $1.5 million as security for the payment to be made by Highwood from the Rights Offering.

•	In addition, Dynatec entered into two option agreements with Highwood whereby Dynatec acquired barite raw materials on behalf of Highwood. The purchase of barite inventory in this manner by Dynatec provided much needed working capital for Highwood to continue operations.

•	Dynatec has waived certain expenses in connection with services provided to Highwood due to Highwood’s financial position.

•	As part of the negotiations with the Lender to extend the maturity date of Highwood’s debt to June 30, 2002, Dynatec was required to provide an irrevocable letter of credit for $1,000,000 to the Lender as security, which was subsequently drawn down July 12th, 2002;

•	Despite intensive efforts to date, Highwood has been unable to secure financing to replace the Lender. Should Dynatec refuse to provide further financial support,

Northern Securities Inc.	38

Highwood would be unable to meet the requirements of the Lender and would be expected to be placed into bankruptcy or receivership.

•	In a bankruptcy or receivership of Highwood, effective control over the business of Highwood would be transferred to a trustee or receiver. In this event, Dynatec, as the effective controlling shareholder of Highwood, would lose control over the business of Highwood and risk a complete loss of its $7 million investment.

•	Despite the historical support and substantial financial investment made by Dynatec in Highwood, there is no guarantee and complete assurance that this will continue.

In summary, the estimated going concern value of $0.13 to $0.21 per Highwood share is substantially based on the ongoing financial support of Highwood by Dynatec. The estimated nil liquidation value of Highwood shares is based on a withdrawal of financial support by Dynatec and an expected insolvency of Highwood.

Based upon the foregoing analysis, Northern is of the opinion that Dynatec has proven to be a financial supporter of Highwood and has allowed the Company to operate on a going concern basis. Accordingly, Northern allocated a weighting of 85% to the going concern value and 15% to the liquidation value.

Highwood Value Per Share Calculation

	Approach Range		Weighting	Value Range

Approach	Low	High		Low	High

Going Concern Approach	$0.13	$0.21	85%	$0.11	$0.18
Liquidation Approach	$—	$0.02	15%	$—	$—

Weighted Average Value			100%	$0.11	$0.18

Based upon and subject to the foregoing, Northern has concluded that as at August 30, 2002, the fair market value for the common shares of Highwood was in the range of $0.11 to $0.18 per share.

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12.	THORNEWCO VALUATION

Northern’s valuation of ThorNewco involved aggregating the value of each asset to be included in the Arrangement according to the value ranges reached by Northern in the Net Asset Value Analysis (refer to Section 11 of this report). The valuation of the assets included in ThorNewco are subject to all assumptions and methodologies utilized in Section 11. A summary of the per share calculation is depicted below:

ThorNewco Value Per Share Calculation

		Low	High

Cash		$1,750,000	$1,750,000
Thor Lake		$700,000	$1,100,000
Elk Lake		$10,000	$10,000
Mikwam		$600,000	$800,000
Yellow Giant		$40,000	$60,000

		$3,100,000	$3,720,000

Highwood Shares Outstanding	100%	41,552,749
Public Shareholders	57.49%	23,889,395
ThorNewco per share value		$0.13	$0.16

Northern has considered the following qualitative factors but these do not affect Northern’s view on the fair market value range of the ThorNewco shares:

(i) Dissenting Shareholders: Under the terms of the Arrangement, Dynatec may decide not to consummate the Arrangement if more than 5% of the Public Shareholders file notice of dissent under section 185 of the Business Corporations Act (Ontario). If Dynatec chooses to proceed with the Arrangement, the obligation to pay fair value to the dissenting shareholders rests with Amalco, which will be a wholly-owned subsidiary of Dynatec. Ultimately, this does not affect the fair market value range of ThorNewco shares, as the total number of outstanding ThorNewco shares will remain the same. The ThorNewco shares that would have been issued to the dissenting shareholders will now be held by Dynatec or a wholly owned subsidiary in return for payment of fair value to the dissenting shareholders.

(ii) Cash Option: Each Public Shareholder may elect to receive cash consideration for their Highwood shares. The maximum cash available will be an amount equal to 25% of the aggregate number of Highwood shares held by the Public Shareholders multiplied by $0.145 per share, or the mid-point of the ThorNewco fair market value range. In the event all Public Shareholders elect to receive cash, each shareholder will then receive 25% in cash and 75% in ThorNewco shares for their respective Highwood shares. There is no

Northern Securities Inc.	40

impact on the fair market value range of ThorNewco, since the cash component of the consideration reflects the mid-point of ThorNewco’s value range on a per share basis.

(iii) Dynatec Ownership:     In the event all Public Shareholders elect to take the cash option, Dynatec would end up with 25% of ThorNewco’s common shares. Dynatec could further increase its common share holdings in ThorNewco in the event there are dissenting shareholders as discussed in (i) above.

Based upon and subject to the foregoing, Northern has concluded that as at August 30, 2002, the fair market value of the common shares of ThorNewco was in the range of $0.13 to $0.16 per share.

Yours very truly,

NORTHERN SECURITIES INC.

Rick Vernon
Vice President, Investment Banking

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Appendix A

Inactive Businesses and Properties of Highwood

Specialty Metals Properties

Ilimaussaq Property, Greenland

The Ilimaussaq property is located approximately 20 kilometres east of the town of Narsaq in southwest Greenland. During 1997, the property consisted of a 34 square kilometre area encompassing the southern portion of the Ilimaussaq Intrusion. Effective December 31, 1997 portions of the property where little or no indication of economic resources are present were relinquished; the property then consisted of 15 square kilometres. During 2000, the property was held under exploration licence from the Bureau of Minerals and Petroleum, a branch of Greenland’s ‘Home Rule’ government, whose authority was transferred from the Mineral Resources Administration for Greenland, a branch of the Danish Government. On December 31, 2000 the Corporation relinquished its interest in the Ilimaussaq property.

The property is situated on the south portion of the Ilimaussaq intrusive complex, one of ten alkaline intrusions in southwest Greenland collectively known as the Gardar Intrusives. The Ilimaussaq intrusion is known for its unusual rock types, uncommon minerals, and concentration of rare elements, including zirconium (Zr), yttrium (Y), and rare earth elements (REE), beryllium (Be), and niobium (Nb). In particular, the intrusion contains large resources of the mineral eudialyte, an alkali zirconosilicate and also contains minor Y, REE, Nb and other elements.

Metallurgical testing completed by Lakefield of bulk sample material has indicated separation of the host mineral eudialyte from waste rock via flotation, and extraction of zirconium and yttrium from eudialyte via leaching/ solvent extraction.

Following the receipt of market research information which concluded that the outlook for viable zirconium production from the Ilimaussaq property was poor, the decision was reached that the Corporation should terminate its interest in the property. Accordingly, the Corporation terminated its exploration licence on December 31, 2000. As of that date, the Corporation no longer held any interest in the subject property. An outstanding obligation with respect to work done in advancement of the venture, is the disposal of metallurgical samples used in or provided for processing testwork which are known to contain low levels of radioactive elements. These low concentrations of radioactive elements fall under the Atomic Energy of Canada classification and regulations as ‘Naturally Occurring Radioactive Materials’ (known as ‘NORM’). At some time in future, should the Corporation consider it has no further use for the metallurgical samples, the samples will require disposal at an appropriate site. To this time, the sample materials

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continue to be stored under acceptable conditions and in compliance with all applicable regulations.

It should also be noted that the company has an accrued liability of $44,334 with the Greenland government for cash in lieu of work commitment. The Company is currently in discussions with the Greenland government to have this liability waived.

Barite and Industrial Mineral Properties

Brisco Barite Mine Property, British Columbia

The Brisco Barite Mine Property is located 4 km west of the village of Brisco and 77 km southeast of Golden in southeastern B.C. in the Purcell Mountain Range. The property is held through five Crown grants and one staked claim unit covering an area of approximately 122 hectares. Annual assessment work is performed or cash-in-lieu paid in order to maintain good standing of the staked mineral claim. Highwood holds 100% of the property subject to a C$ 0.25 per Long Ton royalty. Access to the property is from Highway 93 at the village of Brisco, 7 km west on the West Side Road, a gravel road.

Barite veins are hosted in graphitic shear zones within dolomite of the Ordovician Beaverfoot Formation. The barite extracted in past mining was white to light greyish-white with low contaminants, although frequently distributed as angular breccia fragments in graphitic rock. Mining operations from open pits and underground were commenced in 1952 and suspended in 1980.

The potential of the property for hosting additional ore reserves was closely examined in 1997 and 1998. Systematic soil and rock geochemical sampling and geophysical surveying performed in the past identified several exploration targets which were evaluated by geologic mapping, sampling and trenching in 1997. One diamond drill hole was completed in 1998 assessing the most prominent and prospective of the exploration targets located in previous phases. The completed work did not result in any significant increase of barite reserves on the property. Reclamation activities were undertaken on the property in the summer of 1999. All permits related to the Corporation’s past activities on the property have been closed and all reclamation bonds returned in their entirety. Minimal mining disturbance remains on the property related to a small open pit. To this date, the Corporation has not been requested or required to perform any reclamation activity other than that which it has already performed with respect to the Brisco property and the open pit.

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Coloma Barite Mine, Missoula County, Montana

Reclamation on the former Coloma open pit and disturbed areas was completed on the property during 1996. The Corporation has completed its responsibility to undertake noxious weed control and water quality sampling at the property site and all reclamation security bonds were returned to the Corporation during 2000. Currently, the Corporation has no interest in any mineral claims and has completed its reclamation responsibility for this property.

Elk Creek Barite Mine, Missoula County, Montana

The Elk Creek barite property is located in Township 13 N, Range 14 W, Section 16, in Missoula County, Montana. Past barite production on the Elk Creek property was from an underground mine until the exhaustion of ore reserves. Although the barite present on the property had been high quality and high grade, the increased presence of excessive quartz in the barite vein rendered the mineralization uneconomical to mine and process. Barite was processed at a nearby small processing facility which was also shut down upon depletion of the ore reserves. All operations on the property were suspended and preliminary reclamation was performed in 1994. The Corporation’s mineral leases for the property expired in 1995. The Corporation does not hold any interest in any mineral claims or leases at the present time. Reclamation work was conducted on the property site in 1999 and 2000 and following the undertaking of final requested weed control measures the Corporation fully completed its reclamation responsibilities in the summer of 2001. The Corporation’s reclamation bond was released in September 2001.

Elzevir Talc Property, Hastings County, Ontario

The Elzevir talc property is located 13km northeast of the town of Madoc and 22km north of the city of Belleville in southeastern Ontario. The property consists of freehold property being the mining rights of Lot 8, Concession IV, in Elzevir Township, Hastings County. Access to the property is by a gravel road 4km north of Highway 7, a major route.

The Elzevir property has been explored by a limited 1982 diamond drill program conducted by Canada Talc. Unfortunately, the talc resource was not sufficiently assessed by the 1982 drill core sampling to make reasonable ‘grade’ or ‘quality’ estimates at present given the Corporation’s current knowledge of product requirements. No significant work has been conducted on the property since the 1982 drill program. Limited recent sampling has shown that the talc quality available on the property is uncertain as preliminary results returned poor brightness values.

Exploration disturbance on the property has been minimal and as of an August 2001 site visit, exploration sites are difficult to locate, being overgrown. The property has not seen any mining activity. Future plans for the property are being considered and no plans for either exploration or development are in place at this time. A quarry permit has been

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approved for the property and continues to be maintained as valid. The Elzevir property continues to be held for competitive advantage.

Kaladar Mica Property, Ontario

The Kaladar(muscovite) mica property is located approximately 5 km southwest of the village of Kaladar in Kaladar Township, Lennox and Addington County, in southeastern Ontario. The property is held by the Corporation by an option to lease, entered into on April 14, 1999. In order to maintain the option in good standing, the Corporation must pay scheduled option payments to the joint property owners and pay all freehold land and mining land taxes due on the property. A production royalty of C$ 4.00 per tonne will be due if the property enters production. The property is jointly owned by Mr. C. Roger Young and Mr. G. Robert Guillet, who each hold a 50% interest in the property. The property consists of patented mining claims, mining leases and freehold property including mining and partial surface rights encompassing approximately 448 hectares.

Previous operators on the property completed geological mapping, drilling of 22 diamond drill holes and preliminary mineral processing testwork. Since project inception in April 1999, the Corporation has undertaken line-cutting, geological mapping and bulk sampling on the property. Further proposed exploration and development activities have been postponed due to lack of available financing. The determination of muscovite content of the muscovite schist unit is problematic, as muscovite cannot be determined by standard quantitative analytical procedures. Thus, mineralogical analysis via petrographic studies has been utilized extensively. Bulk sample material taken on the property in May 1999 has been utilized for mineral processing testwork undertaken by Lakefield during the past year. The mineral processing testwork is directed to production of a saleable muscovite mica product. Flotation and magnetic separation have been utilized to produce a relatively pure muscovite concentrate. Preliminary market testing found that the muscovite concentrate produced was acceptable in the limited trial completed.

On December 4, 2001, the decision was made to terminate Highwood’s option concerning the property and formal notice to that effect was forwarded to the property owners.

Monitor Barite Property, Nye Co. Nevada, U.S.A.

The Monitor barite property is located in central Nevada, 80km southeast of the town of Austin in the Toquima Range on land administered by the U.S. Forest Service. The property was held under a mining lease by Dillon Exploration, Inc., a wholly owned U.S. subsidiary of the Corporation. The mining lease was terminated in June 1999 and the mineral rights reverted to the claim owner. The property consists of 26 lode mining claims covering approximately 215 hectares in T13N, R46E, Sections 21 and 28. Access to the property is provided by a gravel road, 50km south of a main highway. Annual payments must be made to the U.S. federal government and Nye County in order to keep the claims in good standing.

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Barite mineralization is sedimentary in origin, consisting of laterally extensive beds of variable thickness and barite content which outcrop at several locations on the property. The host rocks are Devonian-aged chert and siltstone and faulting cross-cuts the sedimentary units.

A topographic survey was completed on the existing pit in November 1998. Comparison of the pit dimensions and barite mineralization outlined in existing drill holes revealed that far in excess of the reported 50,000 tons of barite had been removed from the pit and that little outlined barite mineralization remained in the area of the previous drilling.

The lease on the Monitor property was terminated June 3, 1999. The Corporation did not complete any activities which would result in environmental disturbance. Thus no reclamation bond was posted and no reclamation obligation exists for the Corporation with regard to the property.

North Williams Barite Prospect, Ontario

The North Williams barite prospect is located in North Williams Township, within Larder Lake Mining Division in northeastern Ontario. The property is located 25 km southeast of the village of Shiningtree and 105 km north of the city of Sudbury. The property consisted of 16 staked mining claim units and one claim fraction encompassing an area of approximately 250 hectares. The Corporation entered into an option to purchase the property from the claim holders on December 20, 1999 and amended April 20, 2000. The claims are jointly owned by Mr. Roy Annet and Mrs. Joe-Anne Salo, who each hold a 50% interest in the claims.

The property was explored by the Corporation via geophysical surveys, geological mapping, sampling, trenching and diamond drilling in the period from May through September, 2000. The possible continuation of a barite-hosting structure currently being mined on adjacent property was closely examined. This structure was interpreted to continue onto the optioned property. Exploration activities failed to locate any significant barite mineralization on the optioned property. Sites disturbed by the Corporation’s exploration activities were fully reclaimed on completion of the program. The Corporation terminated its option to purchase in December 2000. The Corporation has no further interest in or responsibilities with respect to the property.

Parson Barite Mine, British Columbia

The Parson Barite Mine Property is located 39 km south of the town of Golden, in southeastern B.C. The property consists of 3 patented claims and 11 staked claims (30 claim units) covering an area of approximately 790 hectares. Annual assessment work is performed or cash-in-lieu paid in order to maintain good standing of the staked mineral claims. The patented claims, upon which mining was conducted, are held 100% by the Corporation and are subject to a C$ 0.25 per Long Ton royalty.

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The staked mineral claims are held 100% by the Corporation with no underlying interests. The property can be accessed by gravel road 9 km west of the village of Parson, from Highway 93 south of Golden.

Mining operation commenced on property in 1941, and excepting short interruptions, was in continuous production until 1999. Mining was conducted from 2 open pits until 1957 when underground mining commenced.

Barite veins which individually reach true widths of 10m are dominantly hosted by quartzite of the Cambrian-aged Hamill Formation. Barite production on the property had been principally from 3 individual barite veins, called the “East Zone”, the “West Zone”, and the “W-2 Zone” which join at depth, although some production was from other smaller veins. The barite was white to creamy-white, coarsely crystalline, and contained low contaminants. The veins were cut off to the north by a northeast-tending fault. Prior to 1997, little drilling had been performed outside of the mined area and the extent of barite mineralization in other areas of the property was not well known.

Barite reserves at the mine were exhausted and production ceased on the property at the end of September, 1999. Reclamation of the minesite and exploration sites has been conducted concurrent with operations. Final reclamation of areas disturbed by exploration activities are 90% complete, with only contouring of the land and disposal of a jig waste pile remaining to be completed.

Torrent Barite Property, British Columbia

The Torrent property is located 20 km south of the town of Canal Flats, 10 km west of Highway 95 in southeastern British Columbia. Access to the property is by gravel road from Canal Flats. The property covers 803 hectares and is held by 13 staked mineral claim units for which annual assessment work or cash-in-lieu is required to maintain the claims in good standing. The property was optioned from several individuals by agreement dated June 7, 1978. Production on the property is subject to a maximum of C$ 3.75 per short ton royalty.

Barite occurs on the property as a vein hosted by the Proterozoic Dutch Creek Formation, consisting of muscovite schists and phyllites formed from metamorphosed argillite.

Exploration in 1991 including drilling of 10 holes totalling 65.5m concluded the presence of appreciable siderite and tetrahedrite within the barite vein. Limited exploration undertaken during the summer of 1998 resulted in the conclusion that the property is not likely to sustain profitable barite production. Future plans for the property are currently being considered.

Gold and Base Metal Properties

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Mikwam Joint Venture Property, northeastern Ontario

The Corporation, through its wholly owned subsidiary 2782316 Canada Inc., holds an interest in the Mikwam property, located 160 km north of Timmins, Ontario. The Corporation’s joint venture partners on the project are Newmont Mining Corporation, and Frewest Resources Inc. The property is accessed principally by helicopter, although in winter a winter road can be used. Until September 1999, the property consisted of a total of 588 staked claim units covering approximately 9,518 hectares. The claims have various expiry dates for which annual assessment work is required to keep the claims in good standing. A limited geophysical program was completed on the property in September 1999. Assessment work credits generated from this program were applied to a core group of claims, which were due to expire in 1999. As of October 20, 2001, the property consists of 136 staked claims encompassing an area of approximately 2176 hectares. Sufficient assessment work credits have been earned to maintain a core group of claims until approximately February 2004.

The property is situated along the western extension of the Casa Berardi Break, a geologic structure which hosts known gold deposits. Base metal deposits are also known within the rocks units interpreted to be along strike of the property. Due to the widespread and thick overburden, bedrock exposure on the property is virtually absent, thus soil geochemical, geophysical and diamond drilling are the exploration techniques used on the project. Drill results in previous work programs returned up to 5.28 g/t Au over 5.27 metres in the A8 Zone. Additional drilling completed in winter 1997 tested the A8 Zone, as well as other geochemical and geophysical anomalies on the property. In all, 11 diamond drill holes totalling 3670.4m were completed on the property in the winter 1997 drill campaign. Results of the recent drilling show that the ‘3200 Vein’, located within the A8 Zone, contains ore grade gold mineralization, has a steep to moderate westerly plunge, and is open at depth. Mineralization of 2.019g/t Au over a core length of 28.7m, including 5.402g/t Au over 2.1m was intersected in hole MK97-19. Holes testing other areas of the A8 Zone returned anomalous gold values hosted by sericite-ankerite altered rocks, and/or quartz-ankerite-pyrite veins.

During 1996 the Corporation held a 55.8% interest in the property. By performing the winter 1997 exploration work which incurred expenditures of in excess of C$500,000, the Corporation increased its share of the property to 58.71% as at December 31, 1997.

A program of geochemical sampling was completed over portions of the property in the summer of 1998 in order to fulfil assessment work obligations for the claims which were due to expire in the fall of 1998. The soil geochemical program found several areas of anomalous gold or base metal content in soil unrelated to previously known bedrock mineralization. The airborne geophysical program completed in September, 1999 acquired more detailed magnetic data over the A8 Zone and vicinity. As at December 31, 1999, and by completing the 1999 exploration work without contribution from Battle Mountain Canada Ltd., which declined to participate, the Corporation increased its share

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of the property to 59.85%. Minor expenditures in 2000, totalling $953, slightly increased the Corporation’s interest in this property.

As at September 30, 2001, the Corporation holds a 59.88% interest in the Joint Venture, while Newmont Mining Corporation, which acquired Battle Mountain Gold Co. and its wholly owned subsidiary, Battle Mountain Canada Ltd., held the remaining 40.12% interest. There were nominal expenditures in 2001 totalling $212, however, no significant expenditures were incurred in 2002 as of August 30, 2002.

Yellow Giant, British Columbia

Trader Mines Ltd., a wholly owned subsidiary of the Corporation, holds a 39% interest in the Yellow Giant gold and base metals property, located on Banks Island, near Prince Rupert, B.C. The property consists of 8 staked claims and 2 fractional claims covering approximately 3,035 hectares. The property can be accessed by helicopter or float plane from Prince Rupert, B.C. The current operator of the project is Canadian Mono Mines Inc (“Mono”) who are responsible for maintaining the validity of the claims by conducting annual assessment work. Mono has earned the right to their 51% interest in the property by performing work commitments. The remaining 10% interest is held by Falconbridge Ltd.

Gold mineralization is present on the property in skarn replacements, brecciated sediments, and in massive and disseminated quartz-sulphide bodies hosted by granitic rocks. Although a mineral inventory has been outlined, the mineralization is not economic at this time. The Corporation’s interest in the property is being reviewed. No exploration has been performed on the property during the past several years and none is planned for 2001.

Other Properties

The Corporation, directly or indirectly, through its wholly owned subsidiaries, holds interests in several other non-material mineral prospects, principally located in British Columbia. None of the properties contains proven mineral reserves. The Corporation does not plan to conduct extensive mineral exploration on the properties at the present time.

Infrastructure - Processing Facilities and Physical Plants

Elk Creek Processing Facility, Missoula County, Montana

The Elk Creek processing facility was located in Township 13 N, Range 14 W, Section 16, in Missoula County, Montana, near the former Elk Creek underground barite mine. At the time of operation of this small processing plant, authority was provided by a Land Use Licence and an Operating Permit. Mineral processing activities were terminated following the termination of mining on a nearby mining property in approximately 1992.

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Plant equipment and structures were removed from the property and the plant site rehabilitated.

Northport Barite Mill, Stevens County, Washington

The Northport barite mill is located approximately 10 km from the Northport barite property and approximately 8 km north of the town of Northport in northeastern Washington. MMNW purchased the processing plant at Northport from Matovich Mining Ltd. in 1992. The plant was modified and subsequently operated by MMNW for a period of approximately one month, and its operation was terminated approximately in June 1992 due to a downturn in the western Canadian drilling mud market. The Corporation has no plans to recommence operation of the mill and is currently seeking a buyer for the facility and/or equipment.

Madoc Processing Facility, Ontario

Until December 31, 1999, a portion of the talcose and dolomitic material mined from Canada Talc’s Henderson Mine, was processed at milling facilities at the minesite. With the improvement and expansion program undertaken at Canada Talc’s Marmora facility, processing of all talcose and dolomitic material has been transferred to the Marmora processing facility.

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Schedule 8

FAIRNESS OPINION OF NORTHERN SECURITIES INC.

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[NORTHERN SECURITIES INC. LETTERHEAD]

October 25, 2002

The Independent Committee of the Board of Directors

Highwood Resources Ltd.
Suite 715
734 – 7th Avenue SW
Calgary, Alberta
T2P 3P8

Dear Sirs:

Northern Securities Inc. (“Northern”) understands that Highwood Resources Ltd. (“Highwood” or the “Company”) has entered into a plan of arrangement (the “Arrangement”) with Dynatec Corporation (“Dynatec”) as defined in the arrangement agreement (“Arrangement Agreement”) dated October 25, 2002. Upon completion thereof, the shares of Highwood, other than those owned by Dynatec, (the “Public Shareholders”), will have been exchanged for all of the shares of a new company (“ThorNewco”) and Dynatec will become sole shareholder of a company (“Amalco”), resulting from the amalgamation (“Amalgamation”) of Highwood and a wholly-owned subsidiary of Dynatec. Public Shareholders have also been offered an option to receive compensation for their Highwood shares in cash up to a pre-set maximum amount. The terms of the Arrangement are more fully described in an information circular (the “Information Circular”) issued by Highwood dated October 25, 2002.

Northern is aware that Dynatec beneficially owns, directly or indirectly, or exercises control or direction over, 17,663,354 shares, representing approximately 42.51% of the outstanding shares of Highwood. Accordingly, Northern understands that the Arrangement is being treated as a “going private transaction” as defined in Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Commission des valeurs mobilières du Québec (collectively, the “Policies”).

The Company has requested Northern’s opinion (the “Opinion”) with respect to the fairness or inadequacy of the terms of the Arrangement, from a financial point of view, to the Public Shareholders. This Opinion is provided pursuant to our engagement by Highwood to provide financial advice to the Independent Committee of the Board of Directors of Highwood (the “Independent Committee”).

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Engagement of Northern

Northern was first contacted by Highwood on March 6, 2002 and asked to present a proposal to act as valuator for the Independent Committee. Northern was verbally engaged on March 12, 2002 by the Independent Committee to prepare and deliver a valuation (the “First Valuation”) to the Independent Committee. Northern and Highwood executed a formal engagement agreement on March 13, 2002 (the “First Agreement”). Under the terms of the First Agreement, Highwood agreed to pay Northern a fee of $65,000 for providing the First Valuation.

Subsequently, Northern was contacted by Highwood’s legal counsel on August 19, 2002 and was asked to act again as valuator for the Independent Committee. Northern and Highwood executed a formal engagement agreement on August 23, 2002 (the “Second Agreement”). Under the terms of the Second Agreement, Highwood agreed to pay Northern a fee of $50,000 for providing a valuation (the “Valuation”). In addition, Northern will be reimbursed for reasonable out-of-pocket costs incurred in connection with the performance of its services including legal fees of its counsel. Highwood has agreed to indemnify Northern in respect of certain liabilities, which may be incurred by Northern in connection with its engagement. The fees payable to Northern are not contingent in whole or in part on the success of the proposed Arrangement and such First Valuation was delivered to the Independent Committee on April 25, 2002.

Credentials of Northern

Northern is a Toronto-based investment banking firm, focusing primarily on natural resources and technology-based small-cap companies. Northern’s business includes corporate finance, mergers and acquisitions, retail sales, institutional sales and trading and investment research. Northern is a member of the Investment Dealers Association of Canada, a participating organization of the Toronto Stock Exchange and a member of the Canadian Venture Exchange. Northern is registered as an investment dealer in each province in Canada.

The principals at Northern have been involved in merger and acquisition transactions with values exceeding $15 billion and have many years of investment banking experience in the mining industry including providing financial advisory services such as valuations and fairness opinions.

Independence of Northern

Northern is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of either Highwood or Dynatec. Northern does not have any economic interest nor is not involved in any transaction involving Highwood or Dynatec.

Northern acts as an investment dealer in financial markets and, as such, has from time to time executed, and may in the future execute, transactions on behalf of its clients (which may include Highwood and Dynatec and their respective affiliated entities or related persons) in such financial markets for which it has received or will receive compensation

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in the ordinary course of its business. As an investment dealer, Northern conducts research on securities and may, in the ordinary course of its business, be expected to provide research reports and financial and investment advice to its clients on investment matters.

Northern does not now have any material financial interest in any future business involving Highwood and Dynatec or their respective insiders, associates or affiliates, and there are no agreements, commitments or understandings between Highwood, Dynatec and Northern with respect to any future business dealings.

Prior Valuation

In accordance with Section 6.8 of the Ontario Securities Commission Rule 61-501, Northern has prepared, within the last 24 months, a prior valuation dated April 25, 2002 as requested by Highwood, which was presented to the Independent Committee appointed by the Company. A copy of the prior valuation will be sent to any security holder upon request and without charge.

Scope of Review

In preparing the Valuation, Northern has, among other things, reviewed and where considered appropriate, relied upon certain financial, market, operational and geological information in respect of Highwood. The following sets forth the principal documents reviewed and actions carried out by Northern in connection with its engagement.

(i)	the annual reports, together with the audited financial statements for the fiscal years ended December 31, 1998, 1999, 2000, and 2001;

(ii)	the unaudited financial statements and interim reports for the three month periods ended March 31, June 30 and September 30, 2001, March 31 and June 30, 2002;

(iii)	the rights offering prospectus for the distribution of 21,855,458 rights exercisable into up to 18,002,848 common shares, dated December 10, 2001;

(iv)	the Annual Reports on Form 20-F under the United States Securities Exchange Act of Highwood for the years ended December 31, 2000 and 2001;

(v)	the Management Information Circulars dated May 1, 2001 and May 17, 2002;

(vi)	press releases of Highwood issued from June 8, 2001 to August 30, 2002;

(vii)	detailed consolidated financial statements by division and product line for the years ended December 31, 2000 and 2001;

(viii)	the Business Plan Year 2002 report prepared by management of Highwood;

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(ix)	the Technical Report entitled “Technical Review of Canada Talc Division Operations”, dated October 25, 2001, prepared by G.R. MacFarlane and Associates;

(x)	the Technical Report entitled “Independent Technical Review of the Material Properties of Highwood Resources Ltd. (except Canada Talc)”, dated October 25, 2001, prepared by James F. Allan, P.Eng. and J.F. Allan Mineral Consultants Ltd.;

(xi)	Thor Lake Progress Report, dated August 2001, prepared by Jim Proudfoot;

(xii)	Option Agreement between Highwood and Dynatec, dated October 2, 2002;

(xiii)	Option Agreement between Highwood and Dynatec, dated September 23, 2002;

(xiv)	Forbearance Agreement between Highwood, Dynatec, Rare Metal Alloys Inc. and Highwood’s principal lender, dated October 3, 2001;

(xv)	First Supplemental Agreement to the Forbearance Agreement between Highwood, Dynatec, Rare Metal Alloys Inc. and Highwood’s principal lender, dated March 28, 2002;

(xvi)	Second Supplemental Agreement to the Forbearance Agreement between Highwood, Dynatec, Rare Metal Alloys Inc. and Highwood’s principal lender, dated September 27, 2002;

(xvii)	Arrangement Agreement between Dynatec, 2016964 Ontario Limited, Highwood, and 2016507 dated October 25, 2002;

(xviii)	Indemnity Agreement between Highwood and Dynatec, dated effective November 21, 2001;

(xix)	Standby Purchase Agreement between Highwood and Dynatec, dated effective November 21, 2001;

(xx)	Letter of Intent between Highwood and Navigator Exploration Corp. (“Navigator”), dated May 25, 2001;

(xxi)	Working Rights and Option Agreement between Highwood and Navigator, dated December 18, 2001;

(xxii)	discussion with senior officers and management of Highwood and certain of its subsidiaries;

(xxiii)	certain non-public information regarding Highwood and certain of its subsidiaries provided by management;

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(xxiv)	the Valuation Report titled “Valuation of the Exploration Properties of Trader Resource Corp. for the Independent Directors of Trader Resource Corp.”, prepared by Roscoe Postle Associates Inc., December 22, 1994;

(xxv)	certain other publicly available information regarding Highwood including current and historical stock trading information; and

(xxvi)	Northern did not conduct site visits in preparation of this Valuation.

This Valuation has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this valuation.

Valuation Approaches

This Opinion has been prepared by Northern based upon techniques and specific assumptions that it considers appropriate and necessary. In order to determine whether the price in the Arrangement is fair from a financial point of view to the holders of the common shares, Northern has considered, among other matters, the following valuation approaches:

1.	Going-Concern Approach:

Northern considered the most relevant valuation methodologies to establish a range of values for Highwood shares under the going-concern scenario. These include:

(i)	Net Asset Value (“NAV”) Analysis:

This involved a separate valuation of each asset of Highwood using valuation techniques appropriate to the particular asset. The aggregate value of the Company’s assets is then reduced by the amount of its liabilities.

(ii)	Market Trading Price Analysis:

In applying this valuation technique, Northern reviewed the historical trading performance of Highwood shares on the Toronto Stock Exchange under the various time periods.

Northern considered the trading activity of Highwood shares over the 60 trading-day period ending on August 30, 2002 as being the most relevant indicator of fair market value.

(iii)	Comparable Public Company Analysis:

Northern also reviewed the trading multiples of selected Canadian and international companies involved in the industrial minerals industry that may be considered to be comparable to Highwood in terms of size, operating characteristics, risk profile and asset

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profile. After careful consideration, Northern elected to place no reliance on the comparable public company analysis due to the fact that there is no truly comparable group of companies.

2.	Liquidation Approach:

Under the liquidation scenario, Northern prepared an estimated realization from liquidation of assets, to the extent they may be saleable, by a receiver or trustee in bankruptcy, net of all liabilities to secured and unsecured creditors, with any remaining proceeds to the equity shareholders of the Company. Northern considered the following options:

(i)	En-bloc sale of business:

En block sale of business (“Sale of Business”) — Under this scenario, Northern assumed that the business would be sold by a receiver or trustee in bankruptcy over a reasonable period of time to maximize the proceeds of sale.

(ii)	Sales of individual assets:

Under this scenario, Northern assumed that a Sale of Business cannot be consummated by a receiver or trustee in bankruptcy and such party will be required to liquidate individual assets of the Company.

Assumptions and Limitations

With the approval of the Independent Committee, in preparing the Valuation, Northern has relied upon, and has assumed the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by Highwood or otherwise pursuant to Northern’s engagement in connection with the Arrangement, and the Valuation is conditional upon such completeness, accuracy and fair presentation. Senior officers of Highwood have represented to Northern, in certificates dated as of the date hereof, among other things, that the information, data, opinions, representations and documentation relating to Highwood provided to Northern by or on behalf of Highwood, as the case may be, in connection with Northern’s engagement is or, in the case of historical information, data, opinions, representations and documentation, was at the date of preparation, true and accurate in all material respects and does not nor did not, as the case may be, contain any misrepresentations as defined under the Securities Act (Ontario).

In preparing the Valuation, Northern conducted such analyses, investigations, research and testing of assumptions as were considered by it to be appropriate under the circumstances of its engagement. Northern was granted access to management of Highwood and was not, to its knowledge, denied any type of requested information, which might be material to the Valuation.

Northern believes that its analyses must be considered as a whole and selecting portions of its analyses and of the factors considered by it without considering all factors and

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analyses together could create a misleading view of the process underlying the Valuation. The preparation of a valuation involves various determinations as to the most appropriate and relevant assumptions and methods of financial analyses to be used and the application of these methods to particular circumstances and, therefore, such a valuation is not readily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on a particular factor or analysis.

The Valuation is given as of August 30, 2002 and Northern disclaims any undertaking or obligation to advise any person of any change in any fact or matter impacting on the Valuation which may come or be brought to its attention after the date thereof. Northern reserves the right to change, modify or withdraw the Valuation in the event that there is any change in any fact or matter impacting on our Valuation after the date hereof. However, Northern is under no obligation to update the Valuation. The Valuation has been prepared for the use of the Independent Committee and for inclusion in the Information Circular and may not be used by any other party or relied upon by any other party without the express written consent of Northern. Senior management of Highwood has represented to Northern that there were no material changes in the business affairs or financial condition of Highwood between the Valuation Date and the date of this report that have not been reflected in the Valuation.

Valuation Summary

Northern determined, based on the valuation techniques and methodologies employed in the Valuation, that the fair market value of the common shares of Highwood, as at August 30, 2002, was in the range of $0.11 to $0.18 per share. Similarly, the fair market value of the common shares of ThorNewco, using the asset values concluded in the Highwood Valuation as at August 30, 2002, resulted in a value range of $0.13 to $0.16 per share.

Fairness Opinion

Considering all of the factors contained in this analysis, Northern is of the opinion that, as of the date hereof, the terms of the Arrangement are fair from a financial point of view, to the holders of the common shares of Highwood.

Yours very truly,

NORTHERN SECURITIES INC.

/s/ RICK VERNON
____________________________________
Rick Vernon
Vice President, Investment Banking

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Schedule 9

Section 185 of OBCA

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SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185. Rights of Dissenting Shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the Corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the Corporation may carry on or upon the powers that the Corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170(5) or (6).

(3) Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the Corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the Corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the Corporation all of the objects of the Corporation set out in its articles, provided that the deletion is made by the 29th of July, 1986.

(4) Shareholder’s right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the Corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) Objection — A dissenting shareholder shall send to the Corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the Corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

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(7) Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution — The Corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) Demand for payment of fair value Rights of Dissenting Shareholders — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the Corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(11) Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the Corporation or its transfer agent.

(12) Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the Corporation makes an offer under subsection (15);

(b)	the Corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the Corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the Corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

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(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the Corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the Corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the Corporation unless the court otherwise orders.

(22) Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the Corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the Corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) Final Order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the Corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

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(27) Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay — Where subsection (30) applies, the Corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the Corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the Corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the Corporation, to be paid as soon as the Corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

(30) Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the Corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities.

(31) Court Order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the Corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the Corporation is an offering corporation.

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Schedule 10

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Commercial List Court File No. 02-CL-4712

[SEAL OF THE ONTARIO SUPERIOR COURT OF JUSTICE]

ONTARIO

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

O N  B E H A L F  O F :

HIGHWOOD RESOURCES LTD.

Applicant

APPLICATION UNDER section 182 of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended, and rule 14.05(2) of the Rules of Civil Procedure, in respect of a proposed arrangement involving Highwood Resources Ltd., its related companies and the holders of its securities

NOTICE OF APPLICATION

TO:	ALL HOLDERS OF COMMON SHARES OF HIGHWOOD RESOURCES LTD.

      A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant is set out on the following pages.

      THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List at 393 University Avenue, Toronto on November 29, 2002 at 10:00 a.m. or as soon after that time as the matter can be heard.

      IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the Application, or to be served with any documents in the Application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

      IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the applicant’s lawyer or where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office

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where the application is to be heard as soon as possible, not later than 2:00 p.m. on the day before the hearing.

      IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: October 22nd, 2002	Issued by:	/s/ [TO COME]
Address of Court Office:
393 University Avenue 10th Floor Toronto, Ontario M5G 1E6

TO:	ALL HOLDERS OF COMMON SHARES OF HIGHWOOD RESOURCES LTD.

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APPLICATION

1.	The Applicant, Highwood Resources Ltd. (“Highwood”), makes application for:

(a)	an interim order (the “Interim Order”), without notice, for advice and directions in connection with a proposed arrangement (the “Arrangement”) pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, Chapter B.16, as amended (the “OBCA”); and

(b)	an order approving the Arrangement substantially in the form of the plan of arrangement which forms part of the management information circular (the “Information Circular”) of Highwood prepared in respect of the special meeting (the “Meeting”) of the shareholders of Highwood (the “Shareholders”) to be held on November 21, 2002; and

(c)	such further and other relief as this Honourable Court deems just.

2.	The grounds for the application are:

(a)	All statutory requirements under the OBCA have been fulfilled;

(b)	Nothing has been done or is purported to be done which is not authorized by the OBCA;

(c)	The proposed Arrangement is in the best interest of Highwood, is fair and reasonable to the Shareholders, including the minority shareholders, and is put forward in good faith;

(d)	The Arrangement, if effected, will result in the reorganization of Highwood’s financial affairs and the preservation of Highwood’s existing Thor Lake and Elk Lake beryllium properties, the Mikwam gold property and the Yellow Giant gold and base metals property (together, the “ThorNewco Assets”) for Highwood’s shareholders, as further described in the Information Circular.

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(e)	Under the Plan of Arrangement, Highwood’s largest shareholder, Dynatec Corporation (“Dynatec”), through its wholly owned subsidiary, 2016964 Ontario Limited (“Dynatec Newco”), will inject $1.75 million of working capital into 2016507 Ontario Limited (“ThorNewCo”), a wholly-owned subsidiary of Highwood, and Highwood will transfer the ThorNewco Assets to ThorNewCo. Highwood and Dynatec Newco will then amalgamate to form Amalco.

(f)	Following the said transfer of assets and the amalgamation, Dynatec will acquire all of Amalco’s common shares and, by virtue thereof, all of Highwood’s assets except for the ThorNewco Assets and all of Highwood’s financial obligations and liabilities including those to Highwood’s principal lender;

(g)	Highwood shareholders have the right to dissent from the proposed Arrangement and any shareholder who dissents will be entitled, if the Arrangement becomes effective, to be paid by Amalco (with funds to be advanced by Dynatec) fair value for their shares in accordance with the provisions of section 185 of the OBCA;

(h)	On the effective date of the Arrangement, all Highwood shareholders (other than Dynatec or Dynatec Newco, except as provided in the following subparagraph) shall receive ThorNewCo shares on a pro rata basis and, as a result, will be able to continue to participate in a junior mineral exploration and development company with a number of exploration properties, approximately $1.75 million in cash and no debt.

(i)	Should there be any dissenting shareholders, Dynatec will receive such shares of ThorNewco that the dissenting shareholder or shareholders would have received but for the exercise of their right of dissent;

(j)	Section 182 of the OBCA;

(k)	Rules 1.03, 2.03, 3.02, 14.05(2), 16.04, 17 and 38 of the Rules of Civil Procedure; and

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(l)	Such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	The following documentary evidence will be used at the hearing of the application:

(a)	Such interim order as may be granted by this Honourable Court;

(b)	The Affidavit of Christiana Knight, sworn October 11, 2002;

(c)	The supplementary affidavit material, to be sworn, and the exhibits thereto and other materials referred to therein; and

(d)	Such further and other materials as counsel may advise and this Honourable Court may permit.

4.	Pursuant to the Interim Order, this Notice of Application will be sent to all Shareholders at their registered addresses as they appear in the register maintained by Highwood at the close of business on October 15, 2002 (being the record date for the Meeting), including those Shareholders whose registered addresses are outside the Province of Ontario, to the directors of Highwood and to the auditors of Highwood. Service hereof on persons outside Ontario will be effected pursuant to rules 17.02(n) and (o) of the Rules of Civil Procedure.

Date: October 22nd, 2002	BORDEN LADNER GERVAIS LLP Barristers and Solicitors 400 King Street West Toronto, Ontario M5H 3Y4

Ronald N. Pelletier Tel: (416) 367-6114 Fax: (416) 682-2829 LSUC Reg. No. 41254T

Solicitors for the Applicant, Highwood Resources Ltd.

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Commercial List Court File No. 00-CL-4712

HIGHWOOD RESOURCES LTD.

               - Applicant -

APPLICATION UNDER section 182 of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended, and rule 14.05(2) of the Rules of Civil Procedure, in respect of a proposed arrangement involving Highwood Resources Ltd. and its related companies

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT
TORONTO

NOTICE OF APPLICATION

BORDEN LADNER GERVAIS LLP
Barristers and Solicitors
40 King Street West
Toronto, Ontario
M5H 3Y4

Ronald N. Pelletier
Tel: (416) 367-6114
Fax: (416) 682-2829
LSUC Reg. No. 41254T

Solicitors for the Applicant
Highwood Resources Ltd.

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Schedule 11

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Commercial List Court File No. 02-CL-4712

[SEAL OF ONTARIO SUPERIOR COURT OF JUSTICE]

ONTARIO

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MR.	)	THURSDAY, THE 17TH
JUSTICE FARLEY	)	DAY OF OCTOBER, 2002

O N   B E H A L F   O F:

HIGHWOOD RESOURCES LTD.

Applicant

APPLICATION UNDER section 182 of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended, and rule 14.05(2) of the Rules of Civil Procedure, in respect of a proposed arrangement involving Highwood Resources Ltd., its related companies and the holders of its securities

ORDER

            THIS MOTION, made without notice by the Applicant, Highwood Resources Ltd., for an interim order pursuant to section 182 of the Ontario Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), was heard this day at 393 University Avenue, Toronto, Ontario.

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Definitions

1.         THIS COURT ORDERS that as used in this Order the terms hereinafter set forth have the following definitions:

(a)	“Applicant” means Highwood;

(b)	“Arrangement” means the plan of arrangement proposed by the Applicant under section 182 of the OBCA as set out in the plan of arrangement attached as part of Schedule 2 to the Circular;

(c)	“Arrangement Resolution” means the special resolution to be voted upon by the Shareholders at the Meeting, substantially in the form filed in these proceedings and as attached as Schedule 1 to the Circular, respecting the Arrangement;

(d)	“Circular” means the management information circular to be distributed by Highwood to its Shareholders in conjunction with the Notice of Meeting, substantially in the form filed in these proceedings as Exhibit “A” to the Affidavit of Christiana Knight subject to completion or amendment by Highwood, the completed version of which shall be filed with this Court prior to the hearing of the application herein;

(e)	“Highwood” means Highwood Resources Ltd., the Applicant;

(f)	“Meeting” means the special meeting of the Shareholders of Highwood to be called, held and conducted in accordance with this Order for the

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by Highwood, the completed version of which shall be filed with this Court prior to the hearing of the application herein;

(h)	“Proxy” means, collectively, (i) the form of management solicited proxies and other form(s) of voting instrument(s) to be utilized by management of Highwood in conjunction with the Meeting, subject to completion or amendment by Highwood, the completed versions of which shall be filed with this Court, and (ii) such other form of proxy or voting instrument determined by the Chair of the Meeting to be lawful and to represent the choice of the person submitting the same;

(i)	“Shareholders” means the several persons entered on the registers of Highwood as Shareholders determined in respect of the Meeting and such other persons who, in accordance with the provisions of the OBCA, establish a right to vote at the Meeting.

The Meeting

2.         THIS COURT ORDERS that Highwood is authorized to call, hold and conduct the Meeting on or before December 4, 2002 in Calgary, Alberta to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution to approve the Arrangement, as the Arrangement may be amended from time to time pursuant to its terms or as the Court may direct.

3.         THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the provisions of the OBCA, the by-laws of Highwood, the Circular and the terms of this Order and any further order of the Court.

4.         THIS COURT ORDERS that Highwood is authorized to make such amendments, revisions and supplements to the Arrangement as it may determine and the Arrangement as so amended, revised or supplemented shall be the Arrangement to be

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submitted to the Shareholders at the Meeting and the subject of the Arrangement Resolution.

5.         THIS COURT ORDERS that, if it deems it advisable, Highwood is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement.

6.         THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be the Shareholders, their Proxy holders, the officers and directors of Highwood, the auditors of Highwood, the professional legal and financial advisors to Highwood, and such other persons as may be invited or consented to by the Chairman.

7.         THIS COURT ORDERS that Highwood may in its discretion waive generally the time limits for the deposit of Proxies by Shareholders, if Highwood deems it advisable to do so.

Notice

8.         THIS COURT ORDERS that the Notice of Application, Notice of Meeting and the Circular, with such amendments thereto as counsel for Highwood may advise are necessary or desirable, provided that such amendments are not inconsistent with this Order, shall be served on the Shareholders of record as at the close of business on October 15, 2002, and the directors of Highwood by mailing the same prepaid mail in accordance with the provisions of the OBCA, and to the auditors of Highwood by prepaid ordinary mail at least 21 days prior to the date of the Meeting, excluding the date of mailing but including the date of the Meeting, and that service of the Notice of Application herein in accordance with this Order shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear in these proceedings and no other form of service need be made, and such service shall be effective on the fifth day after the Notice of Application is mailed.

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9.         THIS COURT ORDERS that the accidental omission to give notice of the Meeting to any person entitled thereto or the non-receipt of such notice by any person entitled thereto shall not invalidate any resolution or special resolution passed or proceedings taken at the Meeting and shall not constitute a breach of this order.

Voting

10.        THIS COURT ORDERS that, subject to further Order of this Court, the Arrangement Resolution will be considered to have been adopted by the Shareholders upon approval by:

(i)	at least two-thirds of the votes cast by the Shareholders present in person or represented by Proxy at the Meeting; and

(ii)	by a simple majority of the votes cast by the Minority present in person or represented by Proxy at the Meeting, the “Minority” being defined for purposes herein as the Shareholders except and excluding as applicable Dynatec Corporation, its directors, officers, associates or affiliates, and their respective directors, officers or any person acting jointly or in concert therewith in respect of the Arrangement.

11.        THIS COURT ORDERS that the only persons entitled to notice of the Meeting shall be the Shareholders of record as at the close of business on October 15, 2002 and the directors and auditors of Highwood, and only those Shareholders present or represented by Proxy at the Meeting who are entitled to vote at the Meeting pursuant to the provisions of the OBCA shall be entitled to vote at the Meeting and, for the purposes of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast.

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Application for Approval of Arrangement

13.        THIS COURT ORDERS that following the approval of the Arrangement Resolution at the Meeting in the manner set forth in this Order, Highwood may apply before this Court on December 9, 2002, or on such other date to be set by the Court at the request of Highwood, for approval of the Arrangement and that service of the Notice of Application herein, in accordance with paragraph 9 of this Order, shall constitute good and sufficient service of such Notice of Application upon all persons who are entitled to receive such Notice of Application pursuant to the Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Notice of Appearance is served on the solicitors for Highwood in accordance with paragraph 15 hereof, in which case Highwood shall serve such person with notice of the date of the application for approval, together with a copy of any additional materials to be used in support of such application.

14.        THIS COURT ORDERS that any party who wishes to oppose the application for approval of the Arrangement shall serve upon Highwood’s solicitors and upon other parties who have filed a Notice of Appearance a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the application at least two days before the date set out for the application for approval of the Arrangement or such shorter time as the Court, by order, may allow.

/s/ [TO COME]

Registrar

[REGISTRY STAMP - OCT 17 2002]

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Commercial List Court File No. 02-CL-4712

HIGHWOOD RESOURCES LTD.

               - Applicant -

APPLICATION UNDER section 182 of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended, and rule 14.05(2) of the Rules of Civil Procedure, in respect of a proposed arrangement involving Highwood Resources Ltd. and its related companies

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDINGS COMMENCED AT
TORONTO

ORDER

BORDEN LADNER GERVAIS LLP
Barristers and Solicitors
Scotia Plaza
40 King Street West
Toronto, ON M5H 3Y4

Ronald Pelletier
Tel: (416) 367-6114
Fax: (416) 682-2829
LSUC Reg. No. 41254T

Solicitors for the Applicant
Highwood Resources Ltd.

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Schedule 12

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Auditors’ Report

To the Board of Directors of
Highwood Resources Ltd.:

We have audited the consolidated balance sheets of Highwood Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of (loss) earnings and (deficit) retained earnings and of cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

On February 8, 2002, we reported separately to the Board of Directors of Highwood Resources Ltd. on financial statements (except for Note 19 United States generally accepted accounting principles) for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta	signed “Deloitte & Touche LLP”
February 8, 2002
(except Note 17, which is as of October 25, 2002)	Chartered Accountants

Comments by Auditors for U.S. Readers on
Canada - U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Notes 2 and 9 to the consolidated financial statements. Although we conducted our audits of the Company as at December 31, 2001 and 2000 and the years then ended in accordance with Canadian generally accepted audit standards and auditing standards generally accepted in the United States of America, our report to the Board of Directors dated February 8, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Calgary, Alberta	signed “Deloitte & Touche LLP”
February 8, 2002
(except Note 17, which is as of October 25, 2002)	Chartered Accountants

HIGHWOOD RESOURCES LTD.

Consolidated Statements of (Loss) Earnings and (Deficit) Retained Earnings

	Six Months Ended			Years Ended
	June 30,			December 31,
	2002	2001	2001	2000	1999
	(Unaudited)			(Audited)
	$	$	$	$	$

REVENUE	8,968,298	8,769,197	17,579,430	16,511,791	16,953,306

EXPENSES
Operating	7,507,403	7,579,115	15,063,124	14,141,158	12,574,161
General and administrative	816,084	727,974	1,780,548	1,642,780	1,908,986
Depreciation, depletion and amortization	567,596	591,528	1,189,340	1,082,860	1,310,240
Exploration	25,137	51,703	88,641	319,174	277,073
Interest	115,450	247,319	468,459	333,245	(21,405)

	9,031,670	9,197,639	18,590,112	17,519,217	16,049,055

(LOSS) EARNINGS BEFORE THE FOLLOWING	(63,372)	(428,442)	(1,010,682)	(1,007,426)	904,251

OTHER ITEMS
Write-down of capital assets (Note 5)	—	—	(1,116,411)	—	—
Write-down of properties and deferred exploration costs (Note 5)	—	—	(209,807)	—	—
Letter of credit fee (Note 13(b))	(135,000)	—	—	—	—
Gain on sale of capital assets	8,347	—	27,922	547,429	231,051

	(126,653)	—	(1,298,296)	547,429	231,051

(LOSS) EARNINGS BEFORE INCOME AND OTHER TAXES	(190,025)	(428,442)	(2,308,978)	(459,997)	1,135,302

INCOME AND OTHER TAXES (Note 11)
Current	46,398	20,354	61,544	95,668	77,837
Future (recovery)	—	(188,101)	240,246	(207,551)	60,000

	46,398	(167,747)	301,790	(111,883)	137,837

NET (LOSS) EARNINGS	(236,423)	(260,695)	(2,610,768)	(348,114)	997,465
(DEFICIT) RETAINED EARNINGS, BEGINNING OF PERIOD	(1,611,722)	999,046	999,046	997,465	(15,135,411)
ADJUSTMENT FOR CHANGE IN ACCOUNTING STANDARD (Note 2)	—	—	—	349,695	—
REDUCTION OF STATED CAPITAL (Notes 10(b) and 19)	—	—	—	—	15,135,411

(DEFICIT) RETAINED EARNINGS, END OF PERIOD	(1,848,145)	738,351	(1,611,722)	999,046	997,465

(LOSS) EARNINGS PER SHARE
(Basic and diluted)	(0.006)	(0.012)	(0.12)	(0.02)	0.04

HIGHWOOD RESOURCES LTD.

Consolidated Balance Sheets

	June 30,	December 31,
	2002	2001	2000
	(Unaudited)	(Audited)
	$	$	$

ASSETS
CURRENT
Cash	352,948	180,040	336,317
Accounts receivable	3,208,806	2,530,262	3,294,881
Inventories (Note 4)	8,085,942	8,985,388	8,339,658
Prepaid expenses and other assets	196,116	349,865	95,786

	11,843,812	12,045,555	12,066,642
Capital assets (Note 5)	9,720,288	10,180,302	11,656,089
Resource properties (Note 6)	5,886,356	5,759,240	5,766,743
Future income tax asset	—	—	240,246
Deposits	508,704	441,520	375,656
Goodwill (Note 7)	—	—	66,034

	27,959,160	28,426,617	30,171,410

LIABILITIES
CURRENT
Bank indebtedness (Note 8)	2,336,223	3,008,040	2,665,078
Accounts payable and accrued liabilities	3,640,557	3,660,696	2,363,354
Current portion of long-term debt (Note 9)	833,333	2,700,000	3,533,333
Current portion of accrued reclamation costs	100,000	100,000	100,000

	6,910,113	9,468,736	8,661,765
Accrued reclamation costs	810,138	738,144	679,140

	7,720,251	10,206,880	9,340,905

BANK FINANCING AND GOING CONCERN (Notes 2, 6, 8, 9 and 17)
SHAREHOLDERS’ EQUITY
Share capital (Note 10)	22,087,054	19,831,459	19,831,459
(Deficit) retained earnings	(1,848,145)	(1,611,722)	999,046

	20,238,909	18,219,737	20,830,505

	27,959,160	28,426,617	30,171,410

APPROVED BY THE BOARD

“William M. Shaver” Director

“Arnold Klassen” Director

HIGHWOOD RESOURCES LTD.

Consolidated Statements of Cash Flows

	Six Months Ended			Years Ended
	June 30,			December 31,
	2002	2001	2001	2000	1999
	(Unaudited)			(Audited)
	$	$	$	$	$

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net (loss) earnings	(236,423)	(260,695)	(2,610,768)	(348,114)	997,465
Adjustments for:
Depreciation, depletion and amortization	567,596	591,528	1,189,340	1,082,860	1,310,240
Write-down of capital assets, properties and deferred exploration costs	—	—	1,326,218	—	—
Shares issued in exchange for letter of credit fee	135,000	—	—	—	—
Gain on sale of capital assets	(8,347)	—	(27,922)	(547,429)	(231,051)
Future income taxes	—	(188,101)	240,246	(207,551)	60,000

	457,826	142,732	117,114	(20,234)	2,136,654
Changes in non-cash working capital	512,552	475,981	1,202,896	(325,169)	(4,559,739)

	970,378	618,713	1,320,010	(345,403)	(2,423,085)

FINANCING
Increase in long-term debt	—	—	—	2,000,000	2,000,000
Repayment of long-term debt	(1,866,667)	(400,000)	(833,333)	(460,149)	(253,951)
Issuance of common shares for cash	1,970,595	—	—	—	28,380

	103,928	(400,000)	(833,333)	1,539,851	1,774,429

INVESTING
Expenditures for non-producing resource properties	(46,530)	(112,860)	(213,647)	(441,754)	—
Expenditures for resource properties	(87,370)	(177,651)	—	—	(305,847)
Capital asset additions	(105,821)	(351,757)	(716,711)	(3,149,993)	(3,341,788)
Reclamation costs	(3,231)	(26,096)	(83,480)	(14,027)	(4,493)
Proceeds from sale of capital assets	13,371	—	27,922	879,850	321,966
Acquisition of Canada Talc Limited, net of shares issued (Note 3)	—	—	—	—	(225,000)

	(229,581)	(668,364)	(985,916)	(2,725,924)	(3,555,162)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	844,725	(449,651)	(499,239)	(1,531,476)	(4,203,818)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	(2,828,000)	(2,328,761)	(2,328,761)	(797,285)	3,406,533

CASH AND CASH EQUIVALENTS, END OF PERIOD	(1,983,275)	(2,778,412)	(2,828,000)	(2,328,761)	(797,285)

Represented by:
Cash	352,948	475,891	180,040	336,317	2,506,944
Bank indebtedness	(2,336,223)	(3,254,303)	(3,008,040)	(2,665,078)	(3,304,229)

	(1,983,275)	(2,778,412)	(2,828,000)	(2,328,761)	(797,285)

SUPPLEMENTARY INFORMATION
Cash interest paid	115,144	249,380	487,599	360,793	147,775

Cash taxes paid	72,010	145,143	194,149	151,602	194,000

HIGHWOOD RESOURCES LTD.	1

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

1.
DESCRIPTION OF BUSINESS

Highwood Resources Ltd. (the “Company”) is a Canadian mineral resource company engaged in the mining, processing and marketing of industrial minerals. The Company has mining and processing facilities in North America and Southeast Asia and markets talc, barite, silica, gypsum and zeolite products worldwide through an extensive distribution network. The Company also holds non-producing properties for future exploration and development, principally its Thor Lake mineral property.

In January 1999, the Company acquired Canada Talc Limited, a long-established talc producer in Southeastern Ontario.

The consolidated interim financial statements include all adjustments necessary to fairly present the results for the interim periods. In the opinion of Management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002 due to the seasonal nature of operations.

2.
SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles.

Going concern basis of presentation

These consolidated financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2000, the Company was in breach of certain debt covenants but was current with respect to required principal debt repayments. The Company anticipated that the sale of certain lands during the first six months of 2001 would provide sufficient cash to enable the Company to eliminate breached debt covenants and to make required principal debt repayments. Effective April 30, 2001, the Company renegotiated its lending arrangement with its principal banker. Amongst other requirements, the re-negotiated agreement required a $1,500,000 principal payment on July 31, 2001, which the Company was unable to make, principally because the aforementioned planned sale of land did not occur. The lender made demand for payment of all its outstanding debt on September 4, 2001, but subsequently withdrew this demand by way of a Forbearance Agreement dated October 3, 2001.

HIGHWOOD RESOURCES LTD.	2

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

Going concern basis of presentation (Continued)

Under the terms of the Forbearance Agreement, the lender required a principal payment of $1,500,000 by December 15, 2001 and required that all remaining indebtedness be retired by March 31, 2002. The December 15, 2001 principal payment of $1,500,000 was made on January 15, 2002, upon successful completion of the Company’s Rights Offering, as described in Note 17(a).

On March 28, 2002, the Company and the lender entered into a Supplemental Agreement to the Forbearance Agreement. Under the terms of this agreement, the lender required the Company to complete the sale of the previously mentioned sale of land by June 30, 2002 and to apply the greater of the net proceeds or $1,000,000 to the debt. Dynatec Corporation (“Dynatec”), a significant shareholder of the Company, agreed to guarantee this payment by way of a letter of credit in favour of the lender. Due to the inability of the Company to complete the aforementioned land sale, the required June 30, 2002 payment could not be made. As a result, the lender drew on the Dynatec letter of credit and applied the proceeds on a pro-rata basis to the operating line and the term debt. Additional terms of the supplemental agreement required that the operating line of credit be reduced by a further $250,000 at June 30, 2002 and that all indebtedness be repaid no later than September 30, 2002. The Company was able to meet the reduction in the operating line.

The Company’s ability to continue as a going concern is dependent upon additional capital and or replacement debt financing and achieving profitable operations and cash flows. These consolidated financial statements do not include any adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption is not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities and reported income and balance sheet classification. The outcome of these matters cannot be predicted with any certainty at this time.

Consolidation

The consolidated financial statements of the Company include the accounts of Highwood Resources Ltd., its wholly owned subsidiaries and its 55% interest in Sino-Can Joint Venture, using the proportionate consolidation method. All inter-company balances and transactions have been eliminated.

HIGHWOOD RESOURCES LTD.	3

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. The amounts recorded for valuation of producing and non-producing resource properties, provision for asset impairment, future income taxes, useful lives of capital assets, goodwill, reclamation costs, and the provision for shrinkage and obsolescence of inventory are based on estimates. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material. Actual results could differ from those estimates.

Foreign currency translation

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Exchange gains or losses arising on translation are included in earnings, except for those gains and losses arising from the translation of long-term monetary assets or liabilities, which are deferred and amortized over the life of the respective asset or liability. The Company’s foreign operations are conducted through an integrated subsidiary and financial statements are translated using the temporal method.

Inventories

Purchased inventory is recorded at the lower of average cost to acquire, including freight, and net realizable value and is recorded in cost of sales on a weighted moving average basis.

Processed inventory is recorded at the lower of standard processing cost and net realizable value and is recorded in cost of sales on a weighted moving average basis.

HIGHWOOD RESOURCES LTD.	4

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued) Capital assets

i)
Property, plant and equipment - Property, plant and equipment are stated at cost. Depreciation and amortization is calculated using a straight-line method based on estimated useful lives of the particular assets, which do not exceed 20 years for buildings and 10 years for equipment.

ii)
Carrying value - The Company evaluates the carrying value of property, plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

Non-producing resource properties

All exploration and development expenditures, less recoveries in the pre-production stage, relating to non-producing resource properties are deferred until such time as the properties are put into commercial production, sold or abandoned. Acquisition costs and deferred exploration and development expenditures on resource properties abandoned are written off. General exploration expenditures, which do not relate to specific resource properties, are written off in the year incurred.

The costs deferred at any time do not necessarily reflect present or future values. The recovery of such amounts is dependent upon economically recoverable reserves, the ability of the Company to obtain necessary financing and or joint venture partners to complete the development of its mineral properties and upon future profitable production. The Company does not accrue the estimated future costs of maintaining its resource properties in good standing.

Resource properties

The Company accounts for its investment in resource properties at cost. Direct development costs are capitalized until commercial production has commenced, at which time the costs will either be amortized on a unit-of-production basis or charged directly to operations. A provision will be made, where considered necessary based on an annual review of the properties, for permanent declines in the value of the properties.

HIGHWOOD RESOURCES LTD.	5

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclamation and site restoration costs

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future site reclamation. Both the likelihood of new regulations and their overall effect upon the Company are not predictable. The Company’s policy is, at a minimum, to meet standards set by current legislation, by application of technically proven and economically feasible measures.

Future site clean-up, demolition and reclamation costs are charged to income on the unit-of-production basis, except as described below, based upon estimated total mineral inventory. Ongoing environmental monitoring costs are expensed as incurred.

As per an agreement with the Crown in Right of the Province of Ontario, for one particular location, the future site clean-up, demolition and reclamation costs are to be paid to the Crown, at a rate of $43,360 per year for the next ten consecutive years. As these payments are made, they are accumulated in the deposits account on the balance sheet thereby representing the prepayment of the reclamation and site restoration costs. A corresponding liability and reclamation expense is also recorded, representing the estimated future costs associated with reclaiming and restoring the corresponding site.

Goodwill

Goodwill is recorded at cost and has been fully amortized using the straight-line basis over the remaining estimated useful lives of the resource properties acquired.

Management regularly evaluates goodwill via a comparison of estimated future net cash flows against the net book value of goodwill to assess recoverability. Any permanent impairment would be written down in the period identified and charged against earnings.

Revenue recognition

Revenue from mineral production and processing and all direct costs are recognized at the point of sale. The point of sale is generally defined by the terms of the shipping agreement.

HIGHWOOD RESOURCES LTD.	6

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation plan

The Company has a stock option plan as described in Note 10. Effective January 1, 2002, the Company and its subsidiaries adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (“CICA”) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair-value method of accounting.

The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.

Under CICA 3870, companies that elect a method other than the fair-value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair-value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

Financial instruments

The Company is exposed to risks arising from fluctuations in interest rates and foreign exchange rates. The carrying value of the Company’s cash, accounts receivable, accounts payable and accrued liabilities and other financial instruments do not differ materially from their estimated fair values. All bank indebtedness is subject to floating interest rates, which therefore reflect rates currently available for debt with similar terms and maturities. Accordingly, the fair value of the debt is not materially different from the recorded value.

Income taxes

On January 1, 2000, the Company adopted the new CICA Handbook, Section 3465, Income Taxes. Under this method, the future income tax asset and liability method of accounting for income taxes is used and future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses and resource pools are recognized to the extent that it is more likely than not that such losses will be ultimately utilized.

HIGHWOOD RESOURCES LTD.	7

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

2.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes (Continued)

These new standards also require that future income tax assets and liabilities be measured using the enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

In fiscal 2000, the Company applied this accounting policy retroactively, without restatement by recording additional assets of $32,695, a reduction of future tax liabilities of $317,000 and an increase in retained earnings of $349,695 as at January 1, 2000.

3.
ACQUISITION OF CANADA TALC LIMITED

On January 1, 1999, the Company issued 1,785,714 shares from treasury and cash of $225,000 to acquire all of the common shares of Canada Talc Limited for an aggregate value of $1,225,000. The acquisition has been accounted for using the purchase method and the results of operations for the year ended December 31, 1999 includes the Canada Talc Limited operations from the date of acquisition, January 1, 1999 to December 31, 1999. The purchase price has been allocated as follows:

$

Current assets	1,363,485
Capital assets	1,202,882

2,566,367

Current liabilities	(953,166)
Reclamation provision	(400,000)

(1,353,166)

Additional cash acquired	11,799

1,225,000

HIGHWOOD RESOURCES LTD.	8

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

4.	INVENTORIES

	June 30,	December 31,
	2002	2001	2000
	(Unaudited)	(Audited)
	$	$	$

Raw materials and supplies	6,040,390	6,520,033	5,245,903
Work-in-progress	404,370	717,558	714,240
Finished goods	1,641,182	1,747,797	2,379,515

	8,085,942	8,985,388	8,339,658

5.	CAPITAL ASSETS

		June 30, 2002
		(Unaudited)

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
	$	$	$

Land	1,449,279	—	1,449,279
Plant and buildings	2,266,501	1,671,559	594,942
Equipment	14,026,321	8,892,203	5,134,118
Mine development	3,037,441	679,980	2,357,461
Other	569,902	385,414	184,488

	21,349,444	11,629,156	9,720,288

HIGHWOOD RESOURCES LTD.	9

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

5.	CAPITAL ASSETS (Continued)

	December 31, 2001
	(Audited)

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
	$	$	$

Land	1,449,279	—	1,449,279
Plant and buildings	2,266,501	1,585,197	681,304
Equipment	13,929,052	8,504,762	5,424,290
Mine development	3,037,441	603,628	2,433,813
Other	566,371	374,755	191,616

	21,248,644	11,068,342	10,180,302

	December 31, 2000
	(Audited)

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
	$	$	$

Land	1,453,134	—	1,453,134
Plant and buildings	2,175,939	1,498,835	677,104
Equipment	14,448,797	7,835,283	6,613,514
Mine development	3,028,691	328,261	2,700,430
Other	535,278	323,371	211,907

	21,641,839	9,985,750	11,656,089

In 2000, the Company transferred production of gypsum and zeolite products from the Rocky Mountain House location to the Lethbridge mill. The limestone quarry was sold in 2000 for a net gain of $528,432 and the Company continues to pursue the sale of its remaining assets at Rocky Mountain House. During 2001, in order to more accurately reflect the net realizable value of the land, plant and equipment, the asset was written down, resulting in a charge to income of $1,116,411.

HIGHWOOD RESOURCES LTD.	10

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

5.
CAPITAL ASSETS (Continued)

Included in depreciation, depletion and amortization expense is depreciation on capital assets totalling $550,153 for June 30, 2002 (June 30, 2001 - $516,499, December 31, 2001 - $1,057,238, December 31, 2000 - $930,935 and December 31, 1999 - $1,156,231).

6.	RESOURCE PROPERTIES

	Net Book			Net Book
	Value			Value
	December 31,		Write-Off/	June 30,
	2001	Additions	Amortization	2002
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Producing properties
Silica	202,932	41,593	4,972	239,553
North American Barite	74,499	7,701	1,812	80,388
Zeolite	1	(1,559)	—	(1,558)
Talc	—	39,633	—	39,633

	277,432	87,368	6,784	358,016

Non-producing properties
Thor Lake	5,481,808	46,532	—	5,528,340
Other claims	—	—	—	—

	5,481,808	46,532	—	5,528,340

	5,759,240	133,900	6,784	5,886,356

HIGHWOOD RESOURCES LTD.	11

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

6.	RESOURCE PROPERTIES (Continued)

	Net Book			Net Book
	Value			Value
	December 31,		Write-Off/	December
				31,
	2000	Additions	Amortization	2001
	(Audited)	(Audited)	(Audited)	(Audited)
	$	$	$	$

Producing properties
Silica	209,535	—	6,603	202,932
North American Barite	79,239	—	4,740	74,499
Zeolite	1	—	—	1

	288,775	—	11,343	277,432

Non-producing properties
Thor Lake	5,300,534	181,274	—	5,481,808
Other claims	177,434	32,373	209,807	—

	5,477,968	213,647	209,807	5,481,808

	5,766,743	213,647	221,150	5,759,240

	Net Book			Net Book
	Value			Value
	December 31,			December 31,
	1999	Additions	Amortization	2000
	(Audited)	(Audited)	(Audited)	(Audited)
	$	$	$	$

Producing properties
Silica	220,359	—	10,824	209,535
North American Barite	84,228	—	4,989	79,239
Zeolite	1	—	—	1

	304,588	—	15,813	288,775

Non-producing properties
Thor Lake	4,966,233	334,301	—	5,300,534
Other claims	69,981	107,453	—	177,434

	5,036,214	441,754	—	5,477,968

	5,340,802	441,754	15,813	5,766,743

HIGHWOOD RESOURCES LTD.	12

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

6.
RESOURCE PROPERTIES (Continued)

Producing properties

These balances represent the direct development costs, which have been capitalized when bringing the producing mineral claims into production. A review of the carrying values is conducted on an annual basis to evaluate their economic potential and recoverability. Approximately 90% of the silica volumes sold are to one customer, a large glass container manufacturer located in British Columbia.

Non-producing properties - Thor Lake

Highwood is the 100% owner of five mining leases, which comprise the Thor Lake property located in the Northwest Territories on the north shore of Great Slave Lake, and contains deposits of beryllium, tantalum and various other trace minerals. The Company’s Thor Lake land use permit allows for preliminary mineral exploration activities but does not allow active mining, drilling and transportation of ore. Further land use applications need to be filed to obtain more extensive land use permits, and or water permits, to allow for potential future full scale mining activity to extract commercial quantities of ore. In the past, the Company has pursued the exploration of beryllium, with the intent of obtaining the required commercial mining permits required for commercial beryllium mining operations. However, no assurance exists that Highwood will be successful in obtaining the necessary land and water use permits, financing and or commercial partners to commence mining and production of beryllium in the future. The Company has recently pursued the exploration of tantalum, a metal, which is also located on the Thor Lake property.

On May 25, 2001, the Company entered into a working rights and option agreement with Navigator Exploration Corp. (“Navigator”) granting Navigator exclusive rights to prospect and explore certain sections of the Thor Lake property (the “Lake Zone”) for tantalum and the right to acquire a 51% interest in the Lake Zone. Under the agreement, Navigator is required to incur at least $1,400,000 in exploration expenditures over a four year period, commencing May 25, 2001. In addition, Navigator is required to pay the Company $115,000 over the same four year period. Upon Navigator having earned the 51% interest in the Lake Zone, the intended commercial production and development of the Lake Zone is to be governed by a Joint Venture Agreement, to be negotiated by the two parties. If Highwood declines to participate in the Joint Venture approved program, then Highwood’s interest in the Lake Zone will be converted to potentially a 3% Net Smelter Return (“NSR”) royalty. At any time after Highwood’s interest has been converted to the 3% NSR royalty, Navigator may purchase Highwood’s NSR royalty for $5,000,000.

HIGHWOOD RESOURCES LTD.	13

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

6.
RESOURCE PROPERTIES (Continued)

Non-producing properties - Thor Lake (Continued)

The Thor Lake property is also subject to three net smelter returns royalty agreements totalling 5 1/2% on all future production from the property. Pursuant to the Navigator agreement, Highwood entered into an amendment agreement with two of the aforementioned organizations to enable Highwood to purchase those companies’ 3% NSR over the next 12 years, for an amount ranging from $1,500,000 to $3,000,000 plus a price index escalation percentage after four years. The remaining royalty, results in the property being subject to an additional 2.5% NSR royalty and a buyout provision, which is currently estimated to be approximately $800,000.

At June 30, 2002, the Company’s net carrying value of the investment is in the amount of $5,528,340 (December 31, 2001 - $5,481,808 and December 31, 2000 - $5,300,534), which may not necessarily reflect present and or future recoverable value. Thor Lake has not reached commercial production and all expenditures to date relate to licence acquisition costs and preliminary exploration and development activities. The recovery of the recorded costs is contingent upon the ability of the Company to recover economically the existing reserves, the ability of the Company to obtain necessary financing and land use permits to complete the necessary exploration and development activities and future profitable production, or earn NSR royalties.

7.
GOODWILL

Goodwill was recorded on the acquisition of Mountain Minerals Co. Ltd. by Trader Resource Corp. Trader Resource Corp. amalgamated with Mountain Minerals Co. Ltd. effective January 1, 1995, and operated under the name of Mountain Minerals Co. Ltd.

	June 30,	December 31,
	2002	2001	2000
	(Unaudited)	(Audited)
	$	$	$

Goodwill	1,012,136	1,012,136	1,012,136
Accumulated amortization	(1,012,136)	(1,012,136)	(946,102)

	—	—	66,034

HIGHWOOD RESOURCES LTD.	14

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

8.
BANK INDEBTEDNESS

The Company has lines of credit for short-term financing of up to $3,000,000, which bear interest at prime plus 1.5%. In 2000 and 1999, the rates were prime plus 1/4% on the first $1.5 million and prime plus 1/2% on the next $2.5 million (Note 9 addresses the reduction in maximum credit facility between 2001 and 2000).

These facilities have no fixed terms of repayment and are secured by a general security agreement (covering inventory, land and mineral claims) representing a first floating charge on all unencumbered Company assets, assignment of comprehensive loss insurance and unlimited guarantees from one of the Company’s subsidiaries. At June 30, 2002, the balance outstanding on these lines of credit, included in bank indebtedness, was $2,170,000 (December 31, 2001 - $2,750,000 and December 31, 2000 - $2,170,000).

HIGHWOOD RESOURCES LTD.	15

Notes to the Consolidated Financial Statements
As At December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

9.	LONG-TERM DEBT

	June 30,	December 31,
	2002	2001	2000
	(Unaudited)	(Audited)
	$	$	$

Term bank loans:
repayable in blended monthly instalments at prime plus 2.5% per annum. The loan is secured by a general security agreement with a fixed and floating charge over all assets of the Company, assignment of comprehensive loss insurance, Section 427 Bank Act Security covering all Canadian domiciled raw and processed inventory and unlimited guarantees from one of the Company’s subsidiaries and is due September 30, 2002.	261,117	650,000	866,666

repayable in blended monthly instalments at prime plus 2.5% per annum. The loan is secured by a general security agreement with a fixed and floating charge over all assets of the Company, assignment of comprehensive loss insurance, Section 427 Bank Act Security covering all Canadian domiciled raw and processed inventory and unlimited guarantees from one of the Company’s subsidiaries and is due September 30, 2002.	105,616	550,000	766,667

The combined monthly instalment for the above two facilities total $33,333.

HIGHWOOD RESOURCES LTD.	16

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

9.	LONG-TERM DEBT (Continued)

	June 30,	December 31,
	2002	2001	2000
	(Unaudited)	(Audited)
	$	$	$

Term bank loans:
repayable in blended monthly instalments of $33,333 at prime plus 2.5% per annum. The loan is secured by a general security agreement with a fixed and floating charge over all assets of the Company, assignment of comprehensive loss insurance, Section 427 Bank Act Security covering all Canadian domiciled raw and processed inventory and unlimited guarantees from one of the Company’s subsidiaries and is due September 30, 2002.	466,600	1,500,000	1,900,000

	833,333	2,700,000	3,533,333
Less current portion	833,333	2,700,000	3,533,333

	—	—	—

Based on estimated interest rates currently available to the Company for loans with similar terms and maturities, the fair value of such loans at June 30, 2002, December 31, 2001 and 2000 does not differ materially from the above stated amounts.

The interest paid with respect to the above debt totalled $15,210 for the six months ended June 30, 2002, $261,762 for the year ended December 31, 2001 and $180,976 for the year ended December 31, 2000.

The Company also has a reducing letter of credit outstanding, currently in the amount of $71,000. The amount due on the letter of credit decreases each year until the expiry date of December 31, 2009,

HIGHWOOD RESOURCES LTD.	17

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

9.	LONG-TERM DEBT (Continued)

a)	Banking financing - Forbearance Agreement

Effective April 30, 2001, the Company re-negotiated its lending arrangement with its principal banker due to certain covenants being breached at December 31, 2000.

The lending facility is comprised of three credit arrangements, with total credit facility amounts available and interest terms at June 30, 2002 as follows;

Operating loan	$2,750,000	Prime + 1 1/2% per annum
Reducing term loan	366,733	Prime + 2 1/2% per annum
Reducing term loan	466,600	Prime + 2 1/2% per annum

All of the above facilities are demand and the reducing term loans are fully drawn at June 30, 2002. In absence of demand, the reducing term loans have monthly principal repayments due in the amount of $33,333 each, and $1,500,000 was also due and payable prior to July 31, 2001. This $1,500,000 payment was not made and the lender has not waived the breach of this covenant, and therefore the Company is in default of its term loan agreement.

The lender made demand for payment on September 4, 2001, but subsequently withdrew this demand by way of a Forbearance Agreement dated October 3, 2001. Under the terms of this Forbearance Agreement, the lender required that the Company reduce its operating loan balance by $500,000 at October 15, 2001 and a further $500,000 by December 31, 2001. Furthermore, the agreement noted that the Company was required to pay an additional $1,500,000 by December 15, 2001 out of the proceeds received from the rights offering (see Note 17(a)) and that all indebtedness be retired by March 31, 2002. Both required reductions were made, and the maximum credit available on the operating loan was reduced to $3,000,000 as of January 1, 2002. The $1,500,000 required payment was subsequently made on January 15, 2002.

Under the debt covenants of the lending agreement, the Company is required to maintain, as defined, a net equity amount of $14,000,000. The Company’s net equity amount, as calculated under this formula, was $12,550,557 as at December 31, 2001. However, upon completion of the rights offering on January 15, 2002, the Company’s net equity amount increased to approximately $14,550,000.

HIGHWOOD RESOURCES LTD.	18

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

9.	LONG-TERM DEBT (Continued)

a)	Banking financing - Forbearance Agreement (Continued)

On March 28, 2002, the Company and the lender entered into a Supplemental Agreement to the Forbearance Agreement, Under the terms of this agreement, the lender required the Company to complete the sale of the Limeco land by June 30, 2002 and to apply the greater of the net proceeds or $1,000,000 to the debt. Due to the inability of the Company to complete the aforementioned land sale, the required June 30, 2002 payment could not be made. As a result, the lender drew on the Dynatec letter of credit and applied the proceeds on a pro-rata basis to the operating line and the term debt.

Additional terms of the Supplemental Agreement required that the operating line of credit be reduced by a further $250,000 at June 30, 2002 and that all indebtedness be repaid no later than September 30, 2002. The Company was able to meet the reduction in the operating line.

Regular payments on the reducing term loans are to continue as scheduled and the Company will need to obtain new financing from another lender. Continued operations are dependent upon obtaining such new bank financing and profitable operations.

As noted above, the Company must comply with a series of covenants, and the facility includes restrictions on further capital investment, payment of dividends, increased indebtedness or other matters requiring consent of its lender. Net proceeds of asset dispositions must be applied, at the option of the lender, against the reducing term loans noted above.

b)	Letter of Credit

In conjunction with the Forbearance Agreement, Dynatec, the Company’s significant shareholder, agreed to provide a guarantee of the Company’s obligation to make the $1,500,000 payment December 15, 2001, as previously required by the lender. As security for this guarantee, Dynatec has provided a letter of credit in favour of the lender, to be drawn at the lender’s discretion in whole or in part, at any time on or after December 16, 2001. As a result of a successful rights offering, the letter of credit was not drawn and has been returned to Dynatec.

HIGHWOOD RESOURCES LTD.	19

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

9.	LONG-TERM DEBT (Continued)

b)	Letter of Credit (Continued)

In conjunction with the Supplemental Agreement to the Forbearance Agreement, Dynatec has agreed to provide a guarantee of the Company’s obligation to make the $1,000,000 payment June 30, 2002, as required by the lender. As security for this guarantee, Dynatec has provided a letter of credit in favour of the lender, to be drawn at the lender’s discretion in whole or in part, at any time on or after July 1, 2002.

Due to the inability of the Company to make the aforementioned payment, this letter of credit was drawn upon by the lender on July 12, 2002. As a result, Dynatec may deliver to the Company a claim to be indemnified in respect of the $1,000,000 provided under the Standby Letter of Credit pursuant to the Indemnity and Security Agreement entered into between the Company and Dynatec, which requires the Company to pay the amount claimed in 60 days. At present, Dynatec has not issued a claim for indemnification.

c)	Indemnity Agreement

On November 21, 2001, the Company entered into an Indemnity and Security Agreement with Dynatec, which provides for an indemnity to Dynatec by the Company for claims being made by the Company’s principal lender pursuant to the Forbearance Agreement, Supplemental Agreement to the Forbearance Agreement, Dynatec letters of credit or the Dynatec guarantees, In addition, the agreement provides for indemnity against losses, damages, costs, charges and expenses arising from such claims by the principal lender. As security for the Company’s obligations under the Indemnity Agreement, the Company has granted Dynatec a security interest in all its property, assets and undertakings, subordinate to the prior payment to, and security of, the principal lender and its assignees.

HIGHWOOD RESOURCES LTD.	20

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

10.	SHARE CAPITAL

Authorized
The authorized share capital of the Company consists of an unlimited number of common shares.

	Number of	Amount
	Shares	$

Balance, December 31, 2001 and 2000	21,855,458	19,831,459
Issued for cash pursuant to Rights Offering January 15, 2002	18,002,847	2,250,356
Issued in exchange for letter of credit fee (see Note 13(b))	—	285,000
Issue costs	—	(279,761)

Balance June 30, 2002	39,858,305	22,087,054

a)   Stock options

A summary of the status of the Company’s stock option plan as of June 30, 2002 and December 31, 2001 and 2000 and the changes during the corresponding periods then ended is presented below:

	June 30,				December 31,
	2002			2001			2000
	(Unaudited)				(Audited)

		Weighted			Weighted			Weighted
	Number	Average	Number		Average	Number		Average
	of	Exercise	of		Exercise	of		Exercise
	Shares	Price	Shares		Price	Shares		Price
		$			$			$

Outstanding, beginning of period	114,900	0.65	592,300		0.63	620,700		0.63
Granted	1,575,000	0.17	—		-	—		-
Cancelled/expired	(64,900)	0.65	(477,400)		0.65	(28,400)		0.65

Outstanding, end of period	1,625,000	0.185	114,900		0.65	592,300		0.63

HIGHWOOD RESOURCES LTD.	21

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

10.	SHARE CAPITAL (Continued)

a)   Stock options (Continued)

Exercise Price	Number Outstanding At June 30, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At June 30, 2002	Weighted Average Exercise Price
$			$		$

0.65	50,000	0.75 years	0.65	50,000	0.65
0.17	1,575,000	4.67 years	0.17	-	-

0.17 - 0.65	1,625,000	4.55 years	0.185	50,000	0.65

In the second quarter of 2002, the Company granted 1,575,000 stock options at a weighted average exercise price of $0.17. If compensation costs for the stock options granted in 2002 had been determined based on the fair-value methodology, using the Black-Scholes option pricing model, the Company’s net loss and loss per share, for the six months ended June 30, 2002, would have been increased to the pro forma amounts indicated below:

June 30, 2002 $

Net loss as reported	(236,423)
Pro forma net loss	(250,341)
Basic and diluted loss per share as reported	(0.006)
Pro forma basic and diluted loss per share	(0.007)

b)    Reduction of stated capital

At the annual general and special meeting of the shareholders on June 16, 1999, a special resolution was passed reducing the stated capital of the Company by $15,135,411, being the amount of the deficit in shareholders’ equity as at December 31, 1998.

HIGHWOOD RESOURCES LTD.	22

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

11.	INCOME AND OTHER TAXES

	Six Months Ended			Years Ended
	June 30,			December 31,
	2002	2001	2001	2000	1999
	(Unaudited)			(Audited)
	$	$	$	$	$

Effective combined Canadian federal and provincial income tax rate	40.37%	42.62%	42.62%	45.12%	44.6%

Expected tax (recovery) expense	(76,713)	(182,602)	(960,997)	(207,551)	506,345
Increase (decrease) in income tax expense due to the following:
Future income tax asset (liability) not recorded	97,009	(30,519)	999,956	—	—
Write off of fiscal 2000 future income tax asset	—	—	240,246	—	—
Adjustment for change in enacted income tax rates	(66,560)	(13,311)	(18,636)	(366)	—
Adjustment for permanent differences	(3,006)	(19,152)	(20,323)	366	—
Income tax benefit recognized - losses carried forward	—	—	—	—	(446,345)
Other taxes and government charges	95,668	77,837	61,544	95,668	—

Income tax expense (recovery)	46,398	(167,747)	301,790	(111,883)	137,837

As at June 30, 2002, the Company and its subsidiaries have approximately $20,200,000 (December 31, 2001 - $20,175,000, December 31, 2000 - $19,717,000 and December 31, 1999 - $15,000,000) in unapplied exploration and development expenses, which may be carried forward indefinitely and used to reduce future resource profits. Because of reorganizations undertaken by the Company, utilization of tax deductions, non-capital losses and exploration and development expenditures may be restricted. The potential benefits related to the exploration and development expenses and non-capital losses have only been reflected in these consolidated financial statements to the extent that they are more likely than not to be utilized.

During fiscal 2001, the previously recognized future income tax asset, totalling $240,246, was reduced to $Nil, as it was determined that the realization of this asset was no longer more likely than not.

HIGHWOOD RESOURCES LTD.	23

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

12.	RELATED PARTY TRANSACTIONS

Dynatec, a significant shareholder of the Company, performs corporate administration services and technical work on behalf of the Company. Work and services are billed back at fair market value and contracted rates. These services and related fees amounted to $287,432 at June 30, 2002, $25,615 at June 30, 2001, $57,922 at December 31, 2001, $433,688 at December 31, 2000 and $54,000 at December 31, 1999.

Accounts payable and accrued liabilities include an amount of $86,110 at June 30, 2002, $75,672 at December 31, 2001, $86,526 at December 31, 2000 and $54,000 at December 31, 1999 due to Dynatec. This amount is unsecured,non-interest bearing and has no fixed terms of repayment. At June 30, 2002, prepaid expenses include an amount of $150,000, which relates to the “Special Barite Fee” (Note 13(b)).In addition, a “Letter of Credit Fee” was incurred in the amount of $135,000 (Note 13(b)).Both the Special Barite Fee and the Letter of Credit Fee were settled by way of the issuance of shares (Note 13(b)).

At June 30, 2002, a loan receivable from an officer of the Company was outstanding in an amount totalling $19,941 (December 31, 2001 and 2000 - $19,941).This amount was recorded at the carrying value and is secured,non-interest bearing and is due in full by September 2007.

One of the Company’s directors was also a director of one company with which Highwood has net smelter returns, as discussed in Note 6.

13.	COMMITMENTS

a)   Operating leases

At December 31, 2 001, the Company has commitments under operating leases not disclosed elsewhere in these consolidated financial statements as follows:

$

2002	815,310
2003	421,278
2004	261,900
2005	84,357
2006	1,672

HIGHWOOD RESOURCES LTD.	24

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

13.	COMMITMENTS (Continued)

b)  Barite Option Agreement

On October 2, 2001, an “Option Agreement” was entered into by the Company and Dynatec whereby Dynatec agreed to import approximately 6,400 metric tonnes of low-grade barite on the Company’s behalf and to store the material at the Company’s Marmora plant facility. Under the terms of this agreement, the Company has been granted an exclusive option to purchase the material in whole or in part until April 30, 2002, at Dynatec’s purchase cost plus the cost of financing the inventory.

In consideration for the Option Agreement and the provision of the letter of credit (as described in Note 9 relating to the Forbearance Agreement), the Option Agreement sets out two payments to be made to Dynatec, $150,000 (the “Special Barite Fee”) and $75,000 (the “Letter of Credit Fee”). It was agreed that, subject to shareholder approval, Dynatec would subscribe for 978,261 common shares in the capital stock of the Company, in settlement of these fees. In light of the Rights Offering which closed January 15, 2002, approval was sought from shareholders to proportionately increase the number of shares to 1,250,000. Such approval was received in June 2002 and the shares have been issued in August 2002.

As consideration for the $1,000,000 letter of credit provided by Dynatec in conjunction with the Supplemental Agreement to the Forbearance Agreement (Note 9), Dynatec is to be paid $60,000. It was agreed that subject to shareholder approval, Dynatec would subscribe for 444,444 common shares in the capital stock of the Company in settlement of these fees. Such approval was received in June 2002 and the shares have been issued in August 2002.

c)   Sino-Can Joint Venture

On September 30, 2001, Sino-Can entered into an agreement to purchase land and equipment in Guiyang, China in the amount of 2,200,000 RMB Yuan (Cdn$417,544). To date, 1,830,000 RMB Yuan (Cdn$349,654) has been paid, leaving 370,000 RMB Yuan (Cdn$67,890) due upon obtaining site use and housing certificates.

HIGHWOOD RESOURCES LTD.	25

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

14.	SEGMENTED INFORMATION

The Company is managed using four operating segments, which have been determined based on the location of the production facilities as well as the nature of the market, which is serviced by each facility. These four segments are Industrial Filler, Silica, Natural Resource Industry and Limestone.

The Industrial Filler segment supplies filler and extender grade barite, talc and dolomite from the Eastern Canada operations as well as from the Sino-Can Joint Venture. The Silica division is based in British Columbia and produces silica sand, which is primarily used in glass production. The Natural Resource Industry segment supplies mud-grade barite, gypsum and zeolite into the drilling fluid market, reclamation and soil remediation markets and agricultural markets. The Limestone segment is based in Alberta and is not actively involved in production of industrial minerals at this time.

During 2001, changes to the way the Company was structured and managed have resulted in a re-alignment of the reportable segments to a more relevant grouping of its segments. Accordingly, the prior year’s numbers have been restated to reflect the change.

	Six Months Ended			Years Ended
	June 30,			December 31,
	2002	2001	2001	2000	1999
	(Unaudited)			(Audited)
	$	$	$	$	$

Revenue:
Industrial Filler product	5,454,753	4,944,287	9,520,326	8,955,096	8,854,211
Silica products	1,285,901	1,341,752	2,715,257	2,727,451	2,675,807
Limestone products	—	—	—	315,929	837,172
Natural Resource Industry products	2,227,644	2,483,158	5,343,847	4,513,315	4,586,116

	8,968,298	8,769,197	17,579,430	16,511,791	16,953,306

HIGHWOOD RESOURCES LTD.	26

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

14.	SEGMENTED INFORMATION (Continued)

	Six Months Ended		Years Ended
	June 30,		December 31,
	2002	2001	2001	2000	1999
	(Unaudited)			(Audited)
	$	$	$	$	$

Gross operating profits:
Industrial Filler products	1,448,895	1,298,663	2,113,938	2,765,600	3,806,975
Silica products	432,605	377,703	853,238	791,858	765,945
Limestone products	—	—	—	120,098	104,085
Natural Resource Industry products	512,014	275,921	846,565	287,845	1,359,830

	2,393,514	1,952,287	3,813,741	3,965,401	6,036,835

Operating overhead	932,619	762,205	1,523,272	1,774,585	1,576,744
Administrative overhead	816,084	727,974	1,554,711	1,462,963	1,989,932
Amortization	567,596	591,528	1,189,340	1,082,860	1,310,240
Exploration	25,137	51,703	88,641	319,174	277,073
Interest expense	115,450	247,319	468,459	333,245	(21,405)

	2,456,886	2,380,729	4,824,423	4,972,827	5,132,584

(Loss) earnings before write-downs, gain on sale of capital assets and taxes	(63,372)	(428,442)	(1,010,682)	(1,007,426)	904,251

Expenditures for capital assets:
Industrial Filler products	105,595	223,061	588,015	2,939,225	2,871,609
Silica products	—	23,397	23,397	73,018	117,786
Limestone products	—	—	—	—	129,021
Natural Resource Industry products	226	105,299	105,299	137,750	223,372

	105,821	351,757	716,711	3,149,993	3,341,788

HIGHWOOD RESOURCES LTD.	27

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

14.	SEGMENTED INFORMATION (Continued)

	June 30,	December 31,
	2002	2001	2000
	(Unaudited)	(Audited)
	$	$	$

Total assets:
Industrial Filler products	15,265,014	14,398,315	13,663,508
Silica products	2,552,674	2,688,792	3,886,767
Limestone products	1,000,000	1,000,000	2,344,921
Natural Resource Industry products	3,066,659	3,855,806	3,327,815
Other	6,074,813	6,483,704	6,948,399

	27,959,160	28,426,617	30,171,410

15.	CONDENSED FINANCIAL INFORMATION ON JOINT VENTURE PARTNER

As disclosed in Note 2, the Company holds a 55% interest in the Sino-Can Joint Venture. The condensed financial information pertaining to its joint venture partner, Sino-Can Micronized Products Ltd. is disclosed as follows:

Condensed Balance Sheets (Cdn$)

	June 30,	December 31,
	2002	2001	2000
	(Unaudited)	(Audited)
	$	$	$

ASSETS
Cash	310,308	249,197	372,521
Accounts receivable	834,185	865,007	642,255
Inventories	543,416	528,560	262,726
Prepaid expenses	34,445	30,769	28,933

	1,722,354	1,673,533	1,306,435
Capital assets	809,661	875,358	625,153
Intangible assets	115,197	134,576	173,119

	2,647,212	2,683,467	2,104,707

HIGHWOOD RESOURCES LTD.	28

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

15.	CONDENSED FINANCIAL INFORMATION ON JOINT VENTURE PARTNER (Continued)

Condensed Balance Sheets (Cdn$) (Continued)

	June 30,	December 31,
	2002	2001	2000
	(Unaudited)	(Audited)
	$	$	$

LIABILITIES
Accounts payable and accrued liabilities	588,955	719,121	297,443

SHAREHOLDERS’ EQUITY
Share capital	1,269,471	1,262,055	1,221,165
Retained earnings	788,786	702,291	586,099

	2,058,257	1,964,346	1,807,264

	2,647,212	2,683,467	2,104,707

Condensed Statements of Earnings (Cdn$)

	Six Months Ended		Years Ended
	June 30,		December 31,
	2002	2001	2001	2000	1999
	(Unaudited)		(Audited)
	$	$	$	$	$

REVENUE	1,100,811	1,131,828	2,273,564	2,175,781	1,763,825

EXPENSES
Operating	547,794	553,387	1,084,081	1,002,435	783,962
General and administrative	334,377	198,405	587,002	541,496	410,357
Amortization	80,932	71,715	145,711	148,538	133,390

	963,103	823,507	1,816,794	1,692,469	1,327,709

EARNINGS BEFORE INCOME TAXES	137,708	308,321	456,770	483,312	436,116
INCOME TAX EXPENSE (RECOVERY)	18,903	35,891	(4,827)	10,509	9,038

NET EARNINGS	118,805	272,430	461,597	472,803	427,078

HIGHWOOD RESOURCES LTD.	29

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

15.	CONDENSED FINANCIAL INFORMATION ON JOINT VENTURE PARTNER (Continued)

Condensed Statements of Cash Flows (Cdn$)

	Six Months Ended			Years Ended
	June 30,			December 31,
	2002	2001	2001	2000	1999
	(Unaudited)			(Audited)
	$	$	$	$	$

Cash flows from operating activities	146,330	175,899	538,563	751,583	175,817
Cash flows from financing activities	—	—	—	—	(168,539)
Cash flows from investing activities	(85,219)	(374,772)	(661,887)	(649,125)	(142,542)

16.	CONTINGENCIES

The Company is a defendant in lawsuits arising from claims filed by parties related to matters arising in the normal course of business. The Company believes that these claims are without merit and any impact on the operations of the Company will not be material. No provision has been made by the Company for such claims at this time.

17.	SUBSEQUENT EVENTS

a) Rights Offering

The Company issued a Rights Offering, dated December 10, 2001, for existing shareholders to subscribe for up to 21,855,458 rights exercisable into 18,002,847 common shares at $0.125 per share, for aggregate proceeds of $2,250,356. The expiry date of the offering was January 11, 2002. As part of the Forbearance Agreement, discussed in Note 9, Dynatec entered into a Standby Commitment to subscribe for common shares upon exercise of the rights having an aggregate subscription price of not less than $1,500,000. Pursuant to this agreement, Dynatec purchased a total of 7,838,058 common shares under the Rights Offering (including 400,000 common shares purchased in the open market during the course of the Rights Offering), which increased its ownership to approximately 40.1% of the total number of common shares of the Company. (After factoring in the impact of the shares issued in exchange for the barite and letter of credit fees (Note 13(b)), Dynatec’s ownership totalled 42.5%.)

HIGHWOOD RESOURCES LTD.	30

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

17.	SUBSEQUENT EVENTS (Continued)

a) Rights Offering (continued)

The Rights Offering was oversubscribed and as a result, the full amount of $2,250,356 was raised. Issue costs were approximately $280,000. $1,500,000 of the proceeds was used to make a required payment to the Company’s principal lender on January 15, 2002.

b) Second Barite Option Agreement

On September 23, 2002, the Company entered into an additional Option Agreement (“Second Option”) with Dynatec, whereby Dynatec agreed to purchase approximately 4,800 metric tonnes of low grade barite and 1,200 metric tonnes of high brightness ore on the Company’s behalf and to store the material at the Company’s Marmora plant facility. Under the terms of this agreement, the Company has been granted an exclusive option to purchase the material, in whole or in part, until March 31, 2003 at Dynatec’s purchase cost plus the cost of financing the inventory. Alternatively, at Dynatec’s sole option, the Company may be required to purchase all, or any portion of, the material from Dynatec at any time subsequent to the material arriving in Canada. The shipment is expected to arrive in late November 2002.

c) Second Supplemental Agreement to the Forbearance Agreement

On September 27, 2002, the Company and the lender entered into a Second Supplemental Agreement to the Forbearance Agreement. Under the terms of this agreement, the Company is to attempt to complete a Plan of Arrangement involving the transfer of a portion of its assets to a wholly-owned subsidiary and to retire all indebtedness to the lender by December 31, 2002. In addition, the Company agreed to the appointment of Pricewaterhouse Coopers Inc. to monitor and review the financial status of the Company and report to the lender during the forbearance period.

d) Management Information Circular with respect to a Plan of Arrangement

On October 25, 2002, the Company issued a Management Information Circular with respect to a Plan of Arrangement to effect a reorganization of the Company’s current financial affairs and share ownership structure in a manner that will preserve value for the Company’s shareholders. As a result of the Arrangement, Shareholders who receive ThorNewco Shares (as defined below) will be able to continue to participate in a junior mineral exploration and development company that owns the ThorNewco Assets (as defined below), has as its directors an experienced team of industry professionals, approximately $1.75 million in cash and no debt.

HIGHWOOD RESOURCES LTD.	31

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

17.	SUBSEQUENT EVENTS (Continued)

d) Management Information Circular with respect to a Plan of Arrangement (Continued)

Without a reorganization of its financial affairs, the Company may not be able to continue its current business operations, may be required to sell some or all of its existing assets or may become subject to involuntary liquidation, receivership proceedings or bankruptcy.

The Arrangement will result, through a series of transactions, in the following:

(1)
all of Highwood’s existing interests in the Thor Lake beryllium and other rare metals property and the Elk Lake tantalum property, both located in the Northwest Territories, the Mikwam gold property located near Timmins, Ontario, and the Yellow Giant gold and base metals property located on Banks Island near Prince Rupert, British Columbia (collectively, the “ThorNewco Assets”) being transferred to ThorNewco free and clear of any financial encumbrances from Highwood’s principal lender or Dynatec;

(2)	Dynatec injecting $1.75 million of cash into ThorNewco;

(3)	the existing Shareholders of Highwood (other than Dynatec, Dynatec Newco and Dissenting Shareholders, if any) receiving, at their election, the following:

(a)	one common share of ThorNewco (“ThorNewco Shares”) for each Highwood Common Share (the “Share Election”); or

(b)	$0.145 in cash for each Highwood Common Share, subject to the proration procedures described below (the “Cash Election”); or

(c)	a combination of cash and ThorNewco Shares for each Highwood Common Share on the basis set out above, subject to the proration procedures (the “Cash and Share Election”); and

(4)
Dynatec acquiring all of the issued and outstanding Highwood Common Shares and assuming all of Highwood’s secured and unsecured indebtedness and all of Highwood’s assets other than the ThorNewco Assets.

HIGHWOOD RESOURCES LTD.	32

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

17.	SUBSEQUENT EVENTS (Continued)

d) Management Information Circular with respect to a Plan of Arrangement (Continued)

There is a maximum of $865,990 (the “Cash Available”) to be distributed among all Highwood Shareholders. Pursuant to the proration procedures set out in the Plan of Arrangement, Shareholders electing to receive cash in respect of 25% or less of their Highwood Common Shares pursuant to a Cash and Share Election will receive cash of $0.145 per Common Share for each Highwood Common Share for which they have elected to receive cash. Shareholders electing to receive cash in respect of more than 25% of their Highwood Common Shares pursuant to a Cash Election or a Cash and Share Election will initially be allocated cash of $0.145 per Common Share for 25% of the total Common Shares held (the “Initial Cash Allocation”). Unallocated Cash Available after the Initial Cash Allocation (the “Excess Cash”), will be distributed among Shareholders who have elected to receive cash in respect of more than 25% of their Highwood Common Shares on a pro rata basis to the extent of their election or until all of the Excess Cash has been allocated. The pro rata share of the Excess Cash to be received by a Highwood Shareholder who has elected to receive cash in respect of more than 25% of their Highwood Common Shares will be determined by multiplying (1) the quotient obtained by dividing the number of Highwood Common Shares in excess of 25% of such Shareholder’s Common Shares for which such Shareholder has elected to receive cash by the aggregate number of Highwood Common Shares in excess of 25% of the total outstanding Highwood Common Shares in respect of which all Shareholders have elected to receive cash by (2) the Excess Cash. In no circumstances will a holder of Highwood Common Shares be entitled to receive more than $0.145 per Highwood Common Share held or will more than the Cash Available be distributed to all Highwood Shareholders. Where a Shareholder making a Cash Election or Cash and Share Election does not receive cash for all of his Highwood Shares so elected, the balance of consideration due to such Highwood Shareholders will be satisfied through the issuance of ThorNewco Shares.

Following the completion of the Arrangement, ThorNewco will be a company owned by Highwood’s Shareholders in accordance with the election made by such Shareholders, subject to proration. Dynatec is providing the Cash Available. Dynatec will become the owner of one ThorNewco Share for every $0.145 of the Cash Available that is distributed to Highwood Shareholders. If all of the Cash Available is distributed, Dynatec will own 25% of the ThorNewco Shares. In addition, if there are Dissenting Shareholders, Dynatec will (subject to certain limitations described in detail in the Information Circular) also remain the indirect owner of the ThorNewco Shares that such Dissenting Shareholders would have received but for the exercise of their Dissent Rights. Following the Arrangement, Highwood will be a wholly owned subsidiary of Dynatec.

HIGHWOOD RESOURCES LTD.	33

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

17.	SUBSEQUENT EVENTS (Continued)

e) Write-down of Non-producing resource property – Thor Lake

As indicated in Note 6, the Thor Lake property has not reached commercial production and the recovery of the recorded costs is contingent upon the ability of the Company to recover economically the existing reserves, the ability of the Company to obtain necessary financing and land use permits to complete the necessary exploration and development activities and future profitable production, or earning of NSR royalties. As indicated in to Note 9 (a), the Company’s bank debt was due on September 30, 2002, which the Company was not able to satisfy, resulting in the Second Supplemental Agreement to the Forbearance Agreement and the current proposed Plan of Arrangement, as described in Note 17(c) and (d). As a result of the foregoing, the Company has determined that without a financial restructuring, such as that proposed in the Plan of Arrangement as referred to in Note 17(d), that it no longer has the ability to obtain the necessary financing to pursue the development of the Thor Lake property. Consequently, the Company anticipates writing down the carrying value of its Thor Lake deferred costs to the amount reflected on ThorNewco pro-forma balance sheet.

18.	COMPARATIVE BALANCES

Certain comparative balances have been reclassified to conform to the current year’s presentation.

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company follows Canadian generally accepted accounting principles (“Canadian GAAP”), which, in some respects, differ, from those generally accepted in the United States of America (“U.S. GAAP”). Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except with respect to deferred income taxes for fiscal 1999 and the reduction of the deficit and share capital.

Deferred income taxes

Prior to fiscal 2000, the Company used the deferral method of accounting for income taxes in accordance with Canadian GAAP, while U.S. GAAP required the Company to follow the liability method which measures the difference between the net book value of its asset and their related tax basis at the anticipated tax rates enacted at the estimated date of reversal. Under Canadian GAAP, deferred income taxes were based on an income statement approach and used historical tax rates to build up the deferred tax balances.

HIGHWOOD RESOURCES LTD.	34

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Deferred income taxes (Continued)

For fiscal 1999, the application of U.S. GAAP would not materially affect the Company’s results from operations or financial position. Performing the calculation in accordance with U.S. GAAP for consolidated balance sheet reporting would result in the recording of a deferred tax asset for which a valuation allowance would have been recorded. Accordingly, the net impact on the net income or net equity of the Company is nil.

Effective January 1, 2000, the Company implemented the new Canadian GAAP handbook section on Income Taxes that required the liability method of accounting to be used for income taxes. As a result, there is no longer a balance sheet difference between Canadian GAAP and U.S. GAAP for the application of future income taxes accounting at December 31, 2000. For the year ended December 31, 2000, no differences in the application of future income taxes accounting result in the statements of (loss) earnings and (deficit) retained earnings and cash flows.

Stock-based compensation

In 1995, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” The Company has a stock-based compensation plan as more fully described in Note 10. With regard to its stock option plan, the Company applies APB Opinion No. 25 in accounting for this plan and accordingly, no compensation cost has been recognized.

Had compensation expenses been determined based on fair value at the grant dates for the stock option grants consistent with the method of SFAS No. 123, the Company’s net (loss) earnings and net (loss) earnings per share would have been reduced to the pro forma amounts indicated below:

HIGHWOOD RESOURCES LTD.	35

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-based compensation (continued)

	Six. Months Ended		Years Ended
	June 30,		December 31,
	2002	2001	2001	2000	1999
	(Unaudited)		(Audited)
	(000’s)		(000’s)
	$	$	$	$	$

Net (loss) earnings under U.S. GAAP:
As reported	(236)	(261)	(2,611)	(348)	997
Pro forma	(250)	(261)	(2,611)	(348)	997
Net (loss) earnings per common share under U.S. GAAP:
As reported	(0.01)	(0.01)	(0.12)	(0.02)	0.04
Pro forma	(0.01)	(0.01)	(0.12)	(0.02)	0.04
Stock options issued during period	1,575	–	–		–
Weighted average exercise price	0.17	–	–		–
Weighted average fair value of options granted during the period	139	–	–	–	–
Compensation costs	14	–	–		–

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions volatility, as of the date of’grant, computed using the prior one to three year weekly average prices of the Company’s common shares, which ranged from 169% to 196%; expected dividend yield - Nil%; option terms to expiry - five years as defined by the option contracts; risk-free fate of return as of the date of grant - 5.10% to 5.38%, based on five year Government of Canada Bond yields.

HIGHWOOD RESOURCES LTD.	36

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 (Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Share capital

As U.S. GAAP does not permit the reduction of stated share capital pursuant to a shareholder resolution, the application of U.S. GAAP would have the following effect on the share capital of the Company:

	June 30,	December 31,
	2002	2001	2000
	(Unaudited)	(Audited)
	$	$	$

Share capital under Canadian GAAP	22,087,054	19,831,459	19,831,459
Reduction of.stated capital	15,135,411	15,135,411	15,135,411

Share capital at June 30, 2002, December 31 (2001 and 2000 adjusted 34,966,370 t to US GAAP	37,222,465	34,966,870	34,966,870

Classification and disclosure differences

Since the consolidated financial statements are prepared using Canadian GAAP, there are several classification and disclosure differences resulting from the variation with U.S. GAAP. These items are described below:
a)	Write down of capital assets and properties and deferred exploration costs

Under U.S. GAAP, the write-down of capital assets and properties and deferred exploration costs should be classified as operating items on the consolidated statements of (loss) earnings and (deficit) retained earnings. Under Canadian GAAP, these items may be presented as other items after the (loss) earnings from operations.

There are no other material reconciling items between Canadian and U.S. GAAP,pertaining to the consolidated statements of (loss) earnings and (deficit) retainedearnings.

HIGHWOOD RESOURCES LTD.	37

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)	Consolidated statements of cash flows

Under Canadian GAAP, it is permissible for a sub-total to be calculated prior to denoting the changes in non-cash working capital under the operating section of the consolidated statements of cash flows. It is also acceptable to denote the changes in non-cash working capital in a single line item. Under U.S. GAAP, neither of these presentations are in accordance with the accepted principles.

A further difference between Canadian and U.S. GAAP pertains to bank indebtedness. Under U.S. GAAP, the change in this account would be classified as a financing transaction, whereas under Canadian GAAP, bank indebtedness can be included as cash and cash equivalents or as a financing activity depending upon the circumstances.

HIGHWOOD RESOURCES LTD.	38

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	b)	Consolidated statements of cash flows

The consolidated statements of cash flows have been reclassified below in accordance with U.S. GAAP:

	Six Months Ended		Years Ended
	June 30,		December 31,
	2002	2001	2001	2000	1999
	(Unaudited)		(Audited)
	$	$	$	$	$

OPERATING
Net (loss) earnings	(236,423)	(260,695)	(2,610,768)	(348,114)	997,465
Adjustments for:
Depreciation, depletion and amortization	567,596	591,528	1,189,340	1,082,860	1,310,240
Write-down of capital assets, properties and deferred exploration costs	—	—	1,326,218	—	—
Shares issued in exchange for letter of credit fee	135,000	—	—	—	—
Shares to be issued in exchange for barite option	150,000	—	—	—	—
Gain on sale of capital assets	(8,347)	—	(27,922)	(547,429)	(231,051)
Future income taxes	—	(188,101)	240,246	(207,551)	60,000
Decrease (increase) in accounts receivable	(678,545)	(243,668)	764,619	811,542	(739,291)
(Increase) decrease in inventory	899,446	112,703	(645,730)	367,277	(4,356,203)
(Increase) decrease in prepaid expenses and other assets	153,752	53,587	(254,079)	(34,924)	26,794
(Increase) decrease in deposits	(67,184)	(36,169)	(65,864)	(280,967)	2,839
Increase (decrease) in accounts payable	(20,142)	539,350	1,297,342	(1,188,097)	204,004
Increase in accrued reclamation costs	75,225	50,178	142,484	—	280,000
Adjustment for inventory write-down	—	—	(35,876)	—	—
Adjustment from Canada Talc acquisition	—	—	—	—	22,118

	970,378	618,713	1,320,010	(345,403)	(2,423,085)

HIGHWOOD RESOURCES LTD.	39

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	(b)	Consolidated statements of cash flows (Continued)

	Six Months Ended		Years Ended
	June 30,		December 31,
	2002	2001	2001	2000	1999
	(Unaudited)		(Audited)
	$	$	$	$	$

FINANCING
Increase (decrease) in bank indebtedness	(671,817)	589,225	342,962	(639,151)	1,442,298
Increase in long-term debt	—	—	—	2,000,000	2,000,000
Repayment of long-term debt	(1,866,667)	(400,000)	(833,333)	(460,149)	(253,951)
Issuance of common shares for cash	1,970,595	—	—	—	28,380

	(567,889)	189,225	(490,371)	900,700	3,216,727

INVESTING
Expenditures for non- producing resource properties	(46,530)	(112,860)	(213,647)	441,754)	—
Expenditures for resource properties	(87,370)	(177,651)	—	—	(305,847)
Capital asset additions	(105,821)	(351,757)	(716,711)	(3,149,993)	(3,341,788)
Reclamation costs	(3,231)	(26,096)	(83,480)	(14,027)	(4,493)
Proceeds from sale of capital assets	13,371	—	27,922	879,850	321,966
Acquisition of Canada Talc Limited, net of shares issued	—	—	—	—	(225,000)

	(229,581)	(668,364)	(985,916)	(2,725,924)	(3,555,162)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	172,908	139,574	(156,277)	(2,170,627)	(2,761,520)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	180,040	336,317	336,317	2,506,944	5,268,464

CASH AND CASH EQUIVALENTS, END OF PERIOD	352,948	475,891	180,040	336,317	2,506,944

HIGHWOOD RESOURCES LTD.	40

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

c)	Accounts payable and accrued liabilities

U.S. GAAP requires the separate disclosure of items included in accounts payable and accrued liabilities that exceed 5% of current liabilities. The following table segregates amounts that fall within that range.

	June 30,	December 31,
	2002	2001	2000
	(Unaudited)	(Audited)
	$	$	$

Trade accounts payable	1,327,429	2,461,555	1,547,824
Accrued liabilities - trade	1,715,770	612,543	730,241
Other	597,358	586,598	85,289

	3,640,557	3,660,696	2,363,354

d)	Commitments - operating leases

U.S. GAAP requires separate disclosure of the rent expense associated with Note 13(a) -Commitments under Operating Leases. The amount of rent expense recorded in the consolidated statements of (loss) earnings and (deficit) retained earnings is as follows;

Six Months Ended		Years Ended
June 30,		December 31,
2002	2001	2001	2000	1999
(Unaudited)		(Audited)
$	$	$	$	$

430,901	394,393	907,013	747,411	410,262

HIGHWOOD RESOURCES LTD.	41

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

19.
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent accounting pronouncements

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and supplemented by SFAS No. 138, effective for fiscal periods on or after June 15, 2000. The Company has reviewed all of its material contracts to consider whether such contracts are required to be accounted for under SFAS No. 133. The Company has determined that the adoption of SFAS No. 133 effective January 1, 2001 will not have a material impact on the Company’s earnings, financial position or cash flows based on the status of the Company’s outstanding contracts at this time. The Company will not record a transition adjustment upon adoption of SFAS No. 133.

In December 1999, the staff of the Securities and Exchange Commission released Staff Accounting Bulletin 101 (“SAB 101”), “Revenue Recognition” to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. Management believes that the Company’s revenue recognition policy is in compliance with the provisions of SAB 101 and that the adoption of SAB 101 had no material affect on the financial position or results of operations of the Company.

In July 2001, FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142,“Goodwill and Other Intangible Assets,” SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being included in goodwill or, in the alternative, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. Use of the pooling-of-interest method will be prohibited. Management believes that SFAS No. 141 has no impact on the Company’s consolidated financial statements.

SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into the results of operations, but instead will be reviewed for impairment and written down and charged to operations only in periods in which the recorded value of the goodwill and certain intangibles is in excess of its fair value. The Company will adopt the provisions of this statement on January 1, 2002. Management believes that SFAS No. 142 will have no impact on the Company’s consolidated financial statements.

HIGHWOOD RESOURCES LTD.	42

Notes to the Consolidated Financial Statements
As at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999
(Information as at June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited)

19.
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for fiscal years beginning after June 15, 2002, with early adoption encouraged. The Company has adopted the provisions of this statement on January 1, 2002. There was no impact on adoption of SFAS 143 on the Company’s financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 resolves significant implementation issues related to FASB Statement 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and supercedes the accounting and reporting provisions of AFB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for the disposal of a business segment. SFAS is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The Company adopted the provision of this statement on January 1, 2002. There was no impact on adoption of SFAS 144 on the Company’s financial position and results of operations. See also Note 17(e) for current year developments.

2016507 ONTARIO LTD.

FINANCIAL STATEMENT

SEPTEMBER 30, 2002

AUDITORS’ REPORT

To the Director of
2016507 Ontario Ltd.

We have audited the balance sheet of 2016507 Ontario Ltd. as at September 30, 2002. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Company as at September 30, 2002 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY”

Vancouver, Canada	Chartered Accountants

October 11, 2002

A Member ofSC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

2016507 ONTARIO LTD.
BALANCE SHEET
AS AT SEPTEMBER 30, 2002

ASSETS

Current

Due from Highwood Resources Ltd. (Note 4)	$1

SHAREHOLDER’S EQUITY

Capital stock (Note 4)	$1

Continuance of operations (Note 2)

Plan of Arrangement (Note 5)

On behalf of the Board:

“David Trueman”	Director

The accompanying notes are an integral part of these financial statements.

2016507 ONTARIO LTD.
NOTES TO THE FINANCIAL STATEMENT
SEPTEMBER 30, 2002

1.
INCORPORATION AND BASIS OF PRESENTATION

The Company was incorporated under the provisions of the Business Corporations Act (Ontario) on September 27, 2002 as a wholly-owned subsidiary of Highwood Resources Ltd. (“Highwood”) for the express purpose of participating in a Plan of Arrangement to reorganize the financial affairs and share ownership structure of Highwood (Note 5).

The Company has not conducted any business and, accordingly, statements of operations and cash flows for the period from September 27, 2002 to September 30, 2002 have not been presented.

2.
CONTINUANCE OF OPERATIONS

This financial statement has been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The Company’s continuing operations as intended are dependent upon the completion of the Plan of Arrangement (Note 5).

3.	FINANCIAL INSTRUMENTS The carrying value of the amount due from Highwood approximates its fair value.

4.	CAPITAL STOCK

	Number of Shares	Amount

Authorized
Unlimited number of common shares without par value
Issued
Upon incorporation	1	$1

As at September 30, 2002	1	$1

The Company issued 1 common share in the amount of $1 to Highwood in exchange for an amount due from Highwood of $1.

2016507 ONTARIO LTD.
NOTES TO THE FINANCIAL STATEMENT
SEPTEMBER 30, 2002

5.
PLAN OF ARRANGEMENT

Pursuant to Highwood’s Notice of Special Meeting of Holders of Common Shares and Notice of Application and Management Information Circular to be held on November 26, 2002 (Circular dated October 25, 2002), the shareholders of Highwood are being asked to approve a Plan of Arrangement involving the Company, Highwood, the shareholders of Highwood and 2016964 Ontario Ltd. (“Dynatec Newco”).

The Plan of Arrangement will result in the reorganization of Highwood’s financial affairs, assets and share ownership structure in a manner that will preserve value for Highwood’s shareholders. Under the proposed arrangement, the existing shareholders of Highwood (other than Dynatec, its subsidiaries or dissenting shareholders) can elect to receive, in exchange for their Highwood common shares, either common shares of the Company, cash or a combination of cash and common shares of the Company. As a condition of the arrangement, if the number of dissenting shares is greater than 5% of the issued and outstanding share capital of Highwood, the arrangement will not proceed unless Dynatec and Dynatec Newco waive such condition.

As part of the steps in the arrangement, the Company will receive $1,750,000 in cash from Dynatec in exchange for 12,068,965 common shares of the Company. The Company will also receive various mineral property assets with an agreed value of $900,002 from Highwood in exchange for 11,820,429 common shares of the Company.

As part of the arrangement, an independent financial advisor was retained to prepare a valuation report and fairness opinion. Based on the independent valuation, the Plan of Arrangement is being conducted using a value of $3,463,962 that consists of $1,750,000 in cash and $1,713,962 in mineral properties being transferred into the Company. However, the expected carrying value of the mineral properties on Highwood’s consolidated financial statements on the closing of the arrangement is $900,002. Since the Plan of Arrangement is a related party transaction, for accounting purposes and for the preparation of this pro-forma balance sheet, the mineral properties are recorded at $900,002, being the expected carrying value of the mineral properties on the closing the Plan of Arrangement, and not at $1,713,962.

Following completion of the arrangement, the Company will be owned by Highwood’s shareholders (other than Dynatec or its subsidiaries) in accordance with the election made by such shareholders, and to the extent that the cash or cash and share election is exercised, by Dynatec indirectly up to a maximum of 25% of the Company’s issued shares. In addition, if there are dissenting shareholders, Dynatec will also remain the indirect owner of the Company’s shares that dissenting shareholders would have received but for the exercise of their dissent rights. The Company will also hold all of Highwood’s existing mineral property interests in the Thor Lake beryllium and other rare metals property and the Elk Lake tantalum property, both located in the Northwest Territories, the Mikwam gold property located along the Ontario, Quebec provincial border near Timmins, Ontario, and the Yellow Giant gold and base metals property located on Banks Island near Prince Rupert, B.C. In addition, the Company will have approximately $1,750,000 in working capital.

As a condition for the Plan of Arrangement, the Company’s shares will be listed for trading on the TSX Venture Exchange (“TSXV”).

In addition, the shareholders of Highwood are being asked to consider and approve a Stock Option Plan and shareholders Rights Plan for the Company. The Stock Option Plan will be in accordance with the policies of the TSXV and will reserve for issuance a maximum of 10% of the issued capital stock of the Company at the date of granting of options. The Rights Plan is designed to protect the shareholders of the Company from unfair, abusive or coercive takeover strategies plus afford both the shareholders and board of directors of the Company adequate time to assess any offer made for the Company’s shares including exploring and developing alternative courses of action in an attempt to maximize shareholder value.

2016507 ONTARIO LTD.

PRO-FORMA BALANCE SHEET
(Unaudited)

SEPTEMBER 30,2002

COMPILATION REPORT

To the Director of
2016507 Ontario Ltd.

We have reviewed, as to compilation only, the accompanying pro-forma balance sheet of 2016507 Ontario Ltd. as at September 30, 2002 to be included in the Management Information Circular of Highwood Resources Ltd. in conjunction with the proposed Plan of Arrangement, In our opinion, the pro-forma balance sheet has been properly compiled to give effect to the proposed transactions and assumptions in the notes thereto.

“DAVIDSON & COMPANY”
Vancouver, Canada	Chartered Accountants

October 11, 2002

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

2016507 ONTARIO LTD.
PRO-FORMA BALANCE SHEET
(Unaudited)
AS AT SEPTEMBER 30,2002

	2016507 Ontario Ltd.	Note	Pro-Forma Adjustments	Total

ASSETS
Current
Cash and equivalents	$—	2(a)	$1,750,000	$1,750,000
Due from Highwood Resources Ltd.	1		—	1

	1		1,750,000	1,750,001
Mineral properties	—	2(b)	900,002	900,002

	$1		$2,650,002	2,650,003

SHAREHOLDERS’ EQUITY
		2(a)	$1,750,000
Capital stock	$1	2(b)	900,002	$2,650,003

	$1		$2,650,002	$2,650,003

The accompanying notes are an integral part of this balance sheet.

2016507 ONTARIO LTD.
NOTES TO THE PRO-FORMA BALANCE SHEET
(Unaudited)
SEPTEMBER 30,2002

1.
BASIS OF PRESENTATION

The accompanying unaudited pro-forma balance sheet of 2016507 Ontario Ltd. (the“Company”) has been prepared by management in accordance with accounting principles generally accepted in Canada from information derived from the financial statements of the Company together with other information available to the Company. The unaudited pro-forma balance sheet bas been prepared by the Company to givc effect to the proposed Plan of Arrangement involving the Company, Highwood Resources Ltd. (“Highwood”), the shareholders of Highwood and 2016964 Ontario Ltd. (“Dynatec Neweo”), In the opinion of the Company’s management, the pro-forma balance sheet includes all adjustments necessary for fair presentation of the transactions as described below.

The unaudited pro-forma balance sheet should be read in conjunction with the September 30, 2002 audited financial statement of the Company and Highwood’s Management Information Circular dated October 25,2002.

The pro-forma adjustments reflected in this unaudited pro-forma balance sheet are described in Note 2.

The unaudited pro-forma balance sheet is not necessarily indicative of the financial position which would have resulted if the Plan of Arrangement had actually occurred on the date set out below. No adjustments have been made to reflect listing fees and associated costs expected to result from the Plan of Arrangement.

The unaudited pro-forma consolidated balance sheet of the Company has been compiled from and includes:

a)     the audited financial statement of the Company as at September 30, 2002;

b)     the additional information set out in Note 2.

The unaudited pro-forma balance sheet gives effect to the proposed Plan of Arrangement by the Company as if it had occurred as at September 30,2002.

2.
PRO-FORMA TRANSACTIONS

The Company was incorporated on September 27, 2002 as a wholly-owned subsidiary of Highwood Resources Ltd. (“HJghwood”) for the express purpose of participating in a Plan of Arrangement to reorganize the financial affairs and share ownership structure of Highwood as discussed below. The Plan of Arrangement will result in the reorganization of Highwood’s financial affairs, assets and share ownership structure in a manner that will preserve value for Highwood’s shareholders. Under the proposed arrangement, the existing shareholders of Highwood (other than Dynatec its subsidiaries or dissenting shareholders) can elect to receive, in exchange for their Highwood common shares, either common shares of the Company, cash or a combination of cash and common shares of the Company. As a condition of the arrangement, if the number of dissenting shares is greater than 5% of the issued and outstanding share capital of Highwood, the arrangement will not proceed unless Dynatec and Dynatec Newco waive such condition.

As part of the steps in the arrangement, the Company will receive $1 ,750,000 in cash from Dynatec in exchange for 12,068,965 common shares of the Company. The Company will also receive various mineral property assets with an agreed value of $900,002 from Highwood in exchange for 11,820,429 common shares of the Company.

2016507 ONTARIO LTD.
NOTES TO THE PRO-FORMA BALANCE SHEET
(Unaudited)
SEPTEMBER 30, 2002

2.	PRO-FORMA TRANSACTIONS (cont’d...)

Following completion of the arrangement, the Company will be owned by Highwood’s shareholders (other than Dynatec or its subsidiaries) in accordance with the election made by such shareholders, and to the extent that the cash or cash and share election is exercised, by Dynatec indirectly up to a maximum of 25% of the Company’s issued shares. In addition, if there are dissenting shareholders, Dynatec will also remain the indirect owner of the Company’s shares that dissenting shareholders would have received but for the exercise of their dissent rights. The Company will also hold all of Highwood’s existing mineral property interests in the Thor Lake beryllium and other rare metals property and the Elk Lake tantalum property, both located in the Northwest Territories, the Mikwam gold property located along the Ontario, Quebec provincial border near Timmins, Ontario, and the Yellow Giant gold and base metals property located on Banks Island near Prince Rupert. B.C. In addition, the Company will have approximately $1,750,000 in working capital,

As part of the arrangement, an independent financial advisor was retained to prepare a valuation report and fairness opinion. Based on the independent valuation, the Plan of Arrangement is being conducted using a value of $3,463,962 that consists of $1,750,000 in cash and $1,713,962 in mineral properties being transferred into the Company. However, the expected carrying value of the mineral properties on Highwood’s consolidated financial statements on the closing of the arrangement is $900,002. Since the Plan of Arrangement is a related party transaction, for accounting purposes and for the preparation of this pro-forma balance sheet, the mineral properties are recorded at $900,002, being the expected carrying value of the mineral properties on the closing of the Plan of Arrangement, and not at $1,713,962.

The unaudited pro-forma balance sheet was prepared based on the following assumptions:

a)	The Company issued 12,068,965 common shares for cash proceeds of $l,750,000.

b)	The Company issued 11,820,429 common shares in exchange for the mineral properties with an agreed value of $900,002.

3.	CAPITAL STOCK

Capital stock as at September 30, 2002 in the pro-forma balance sheet is comprised of the following:

	Number
	of Shares	Amount

Capital stock as set out in the audited financial statements of the Company (Note la)	1	$1
Shares issued for cash (Note 2a)	12,068,965	1,750,000
Shares issued for the acquisition of mineral properties (Note 2b)	11,820,429	900,002

	23,889,395	$2,650,003